Annual Report

March 31, 2006



U.S. Equity Funds
Laudus Rosenberg U.S. Large Capitalization Fund
Laudus Rosenberg U.S. Large Capitalization Growth Fund
Laudus Rosenberg U.S. Large Capitalization Value Fund
Laudus Rosenberg U.S. Discovery Fund
Laudus Rosenberg U.S. Small Capitalization Fund

International Equity Funds
Laudus Rosenberg International Equity Fund
Laudus Rosenberg International Small Capitalization Fund

Long/Short Equity Funds
Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund
Laudus Rosenberg Global Long/Short Equity Fund
Laudus Rosenberg Value Long/Short Equity Fund

Each of the Funds is a series of Laudus Trust, which is an open-end management investment company offering diversified portfolios with different investment objectives and strategies.

Charles Schwab Investment Management, Inc. is the Manager to the Funds and AXA Rosenberg Investment Management LLC is the Sub-adviser.

Table of Contents

Notice About Duplicate Mailings

In order to reduce expenses of the Laudus Trust incurred in connection with the mailing of prospectuses, prospectus supplements, semi-annual reports and annual reports to multiple shareholders at the same address, Laudus Trust may in the future deliver one copy of a prospectus, prospectus supplement, semi-annual report or annual report to a single investor sharing a street address or post office box with other investors, provided that all such investors have the same last name or are believed to be members of the same family. This process, called ''householding,'' will continue indefinitely unless you instruct us otherwise. If you share an address with another investor and wish to receive your own prospectus, prospectus supplements, semi-annual reports and annual reports, please call the Trust toll-free at 800.447.3332.

Each of the Funds is a series of the Laudus Trust (the ''Trust''), an open-end management investment company offering multiple portfolios with different investment objectives and strategies. Except as explicitly described otherwise, the investment objective and policies of each of the Funds may be changed without shareholder approval. The Funds are advised by Charles Schwab Investment Management, Inc. (''CSIM''). AXA Rosenberg Investment Management LLC (''AXA Rosenberg'') acts as Sub-adviser to the Funds. The Funds are distributed by **ALPS Distributors, Inc.**

President's Message



Evelyn Dilsaver is President and CEO of Laudus Funds. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

I'm pleased to bring you the annual report for the Laudus Rosenberg Funds for the year ended March 31, 2006. The consistently strong results generated by the funds have led to substantial growth in assets, which exceeded $4.3 billion as of the end of the report period.

Our primary goal is to deliver consistent and sustainable performance to our shareholders across a variety of investment mandates. We are excited to announce the launch of the Laudus Rosenberg International Discovery Fund which commenced operations on May 31, 2006. This new Fund follows the same investment discipline used in all of the Laudus Rosenberg Funds and provides access to international small/mid-cap companies in developed and emerging markets.

At times, it becomes necessary to close funds due to limited capacity to ensure that our portfolio managers can continue to effectively execute the investment strategy that led to the Funds' success. As of this writing, three of our funds remained closed to new investors: Laudus Rosenberg International Small Capitalization Fund, Laudus Rosenberg U.S. Discovery Fund and Laudus Rosenberg U.S. Small Capitalization Fund.

By now, you would have received a proxy statement from the Laudus Funds in which the Laudus Board of Trustees is asking you to approve a proposal to elect ten members to the Board of Trustees, three from the current Board of Trustees plus seven new nominees, all of whom are experienced mutual fund directors. I would like to take this opportunity to remind you that all votes are important and to encourage you to participate in the governance of your funds by voting your shares as soon as possible. If you need help voting or have questions about the proxy, please call our proxy solicitor, D.F. King at 1-888-605-1956.

In closing, I'd like to emphasize that your trust is very important to us, and I will do all I can to maintain that trust. Thank you for investing in Laudus Funds.

Sincerely,

Evelyn Dilsaver

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling 800-447-3332. Please read the prospectus carefully before investing.

Management's Discussion for the year ended March 31, 2006

U.S. Market Overview

The U.S. equity market fought through continually rising interest rates, volatile crude oil prices, geopolitical tensions, and even hurricanes to turn in a positive performance for the year ended March 31, 2006. The Russell 1000® Index rose 13.20% over the twelve months, a strong performance but less than the torrid 25.85% increase posted by the small-cap Russell 2000® Index over the same period. Value stocks performed slightly better than growth stocks in the large-cap segment over the period. Record-breaking crude oil prices propelled the Energy sector into the lead for the year, far ahead of the second-place Financial sector. The Consumer Discretionary sector trailed the field, as consumers faced a slowing housing market in addition to higher gas prices at the pump and ever-increasing interest rates.

We believe that the economic value of any company is driven largely by its ability to generate future earnings and its current investment value is a combination of the price of both this future earnings potential and the company's near-term earnings growth. Over time we expect investors will reward stocks that produce superior future earnings and near-term earnings growth relative to their price. Our investment process identifies what we believe to be superior earnings stocks through a combination of our Valuation and Earnings Forecast models. The bottom-up insights of these models drive our portfolios' long term success, but they also lead to modest active industry and style exposures that impact short-term performance.

Our stock selection process includes two fundamental insights on each company in our universe. A *Valuation model* identifies bargains, and expensive stocks within each industry; and an *Earnings Forecast model* identifies companies with superior/inferior year ahead earnings.

Valuation model: Fundamental valuation of stocks by the Valuation Model is the heart of our investment process. The model first classifies companies into one or more of 170 business segments, valuing each company's individual operating businesses, based on assets, earnings and sales by business segment, in comparison with similar business operations of other companies. The model then refines the business segment valuations to account for the financial data only reported at the company-wide level, including footnote information (over 200 line items in all). The result is a single valuation for each of the more

than 5,500 U.S. broad market companies we follow. The difference between AXA Rosenberg's valuation and the market price reflects an opportunity for profit.

Earnings Forecast model: A second opportunity for profit is captured by our Earnings Forecast Model. This model combines numerous fundamental variables related to earnings change with variables that capture investor enthusiasm for companies. These variables include measures of profitability, measures of operational efficiency, individual analysts' earnings forecasts, broker recommendations, earnings surprise and prior market performance. Together, these data are used to forecast earnings changes over the following 12 months. Each company's earnings forecast alpha is added to its valuation alpha to arrive at a total company alpha.

While the reward to earnings is the biggest driver of our relative performance over time, our portfolios have exposures to risk characteristics and industries that will also have an impact on performance. These active exposures are a by-product of trading off the return opportunities identified by our stock selection models with the risk of deviating from the benchmark on these dimensions.

U.S. Equity Funds Performance

Total returns are for the year ended 3/31/06 unless indicated otherwise. For performance details, see pages 9 through 13.

Laudus Rosenberg U.S. Large Capitalization Fund[1,2]

AXLIX	AXLVX	Russell
Institutional shares	Investor shares	1000 Index
14.90%	14.57%	13.20%

Laudus Rosenberg U.S. Large Capitalization Growth Fund[1]

REDIX	REFIX	Russell 1000
Institutional shares	Investor shares	Growth Index
14.85%	14.48%	13.14%

Laudus Rosenberg U.S. Large Capitalization Value Fund*[1,2]

LLCVX	LCVJX	Russell 1000
Institutional shares	Investor shares	Value Index
19.83%	19.33%	14.85%

Laudus Rosenberg U.S. Discovery Fund[1,3]

(closed to new investors)

RDISX	RDIVX	Russell
Institutional shares	Investor shares	2500 Index
22.80%	22.40%	24.05%

Laudus Rosenberg U.S. Small Capitalization Fund[1,3]

(closed to new investors)

USCIX Institutional shares	LIFUX Adviser shares	BRSCX Investor shares	Russell 2000 Index
19.46%	19.09%	18.98%	25.85%

Past performance does not guarantee future results. The performance data quoted represents past performance, and current returns may be lower or higher. The performance information does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost. To obtain performance information current to the most recent month end, visit www.laudus.com.

Performance data quoted does not reflect the non-recurring redemption fee of 2% that may be charged if shares are sold or exchanged within 30 days of the purchase date. If these fees were reflected, the performance data quoted would be lower.

Total returns include change in share price and reinvestment of distributions. Total returns reflect the waiver of a portion of a Fund's advisory or administrative fees for certain periods since the inception date. In such instances, and without the waiver of fees, total return would have been lower.

Investors cannot invest directly in any index.

* For the period May 2, 2005 (commencement of operations) through March 31, 2006 (Not annualized).

[1] Equity securities (stocks) are more volatile and carry more risk than other forms of investments, including investments in high-grade fixed income securities. The net asset value per share of this Fund will fluctuate as the value of the securities in the portfolio changes. Common stocks, and funds investing in common stocks, generally provide greater return potential when compared with other types of investments.

[2] Value-based investments are subject to the risk that the broad market may not recognize their value.

[3] Small capitalization funds typically carry additional risks since smaller companies generally have experienced a greater degree of market volatility.

Laudus Rosenberg U.S. Large Capitalization Fund

The U.S. Large Capitalization Fund Investor Shares gained 14.57%, and the Institutional Shares 14.90%, both outperforming the Russell 1000 Index benchmark gain of 13.20%.

Among Risk Factors, the Fund was consistently over-weight to Relative Strength, a measure of recent price performance, over the last twelve months, and this factor was the leading positive contributor for the period. In our investment process high Relative Strength is one indicator of better-than-average near-term earnings growth expectations. Our Earnings Forecast Model tends to favor these types of stocks when we find that the high expected earnings growth may not be fully reflected in the stock price.

In addition to Relative Strength, the companies represented in Fund holdings had lower average Financial Leverage, a debt ratio measure, implying less interest rate exposure in an environment of increasing rates compared to the benchmark. The stocks with higher leverage tended to sell off as rates climbed, allowing the lower leverage stocks in the Fund to outperform.

Among Industry allocations, Integrated Oil stocks were overweighted in the Fund for most of the period, and as oil prices soared these stocks turned in month after month of strong performance and positive contribution. Our positive view on this group is driven primarily by strong earnings growth signals from our Earnings Forecast Model, resulting in continued attractiveness of this industry even as stock prices rose over the period.

Laudus Rosenberg U.S. Large Capitalization Growth Fund

The U.S. Large Capitalization Growth Fund Investor Shares gained 14.48%, and the Institutional Shares 14.85%, both outperforming the Russell 1000® Growth Index benchmark gain of 13.14%.

Among Risk Factors, the Fund was consistently over-weight to Relative Strength, a measure of recent price performance, over the last twelve months, and this factor was the leading positive contributor for the period. In our investment process high Relative Strength is one indicator of better than average near-term earnings growth expectations. Our Earnings Forecast Model tends to favor these types of stocks when we find that the high expected earnings growth may not be fully reflected in the stock price.

In addition to Relative Strength, the companies represented in fund holdings had lower average Financial Leverage, a debt ratio measure, implying less interest rate exposure in an environment of increasing rates compared to the benchmark. The stocks with higher leverage tended to sell off as rates climbed, allowing the lower leverage stocks in the fund to outperform.

Among Industry allocations, Energy stocks, including those in the Oil & Coal Resources and Oil Drilling & Services industries, were overweighted in the Fund for most of the period, and as oil prices soared these stocks turned in month after month of strong performance and positive contribution. Our positive view on this group is driven primarily by strong earnings growth signals from our Earnings Forecast Model, resulting in continued attractiveness of this industry even as stock prices rose over the period.

Laudus Rosenberg U.S. Large Capitalization Value Fund The U.S. Large Capitalization Value Fund Investor Shares gained 19.33%, and the Institutional Shares were up 19.83%, from the Fund's inception on May 2, 2005 through March 31, 2006 (Not annualized), both outperforming the Russell 1000® Value Index benchmark return of 14.85% over the same period.

Among Risk Factors, the Fund was consistently overweight to Relative Strength, a measure of recent price performance, over the period, and this factor was the leading positive contributor. In our investment process high Relative Strength is one indicator of better than average near-term earnings growth expectations. Our Earnings Forecast Model tends to favor these types of stocks when we find that the high expected earnings growth may not be fully reflected in the stock price.

Among Industry allocations, Energy stocks, including those in the Oil & Coal Resources and Oil Drilling & Services industries, were overweighted in the Fund for most of the period, and as oil prices soared these stocks turned in month after month of strong performance and positive contribution. Our positive view on this group is driven primarily by strong earnings growth signals from our Earnings Forecast Model, resulting in continued attractiveness of this industry even as stock prices rose over the period.

Laudus Rosenberg U.S. Discovery Fund The U.S. Discovery Fund Investor Shares gained 22.40%, and the Institutional Shares 22.80%, both underperforming the Russell 2500™ Index benchmark return of 24.05%.

The overall market environment was an important factor in the Fund's returns over the period. The mid-small cap sector experienced substantial gains over the past year, and despite some skepticism that this would continue, this market cap sector rose sharply again in the first quarter of 2006. The stocks leading the charge, however, did not generally have the characteristics that we have found are associated with attractive future earnings relative to their current price. Our research shows that these stocks are likely to disappoint investors by producing lower than expected future earnings and underperform over time, while stocks with better earnings relative to initial price, which we refer to as "earnings advantage", should outperform.

As consolation to investors who have seen the Fund trail the benchmark in recent periods, the Fund continues to exhibit an earnings advantage that we believe will ultimately result in portfolio outperformance. Our research suggests that historically when the situation has reversed, the gains to stocks with an earnings advantage more than offset the losses experienced during the previous period of reduced earnings focus. Nonetheless, during the current environment in which investors in this market cap sector do not appear to be focused on earnings, our earnings advantage has not been rewarded relative to stocks with lower quality fundamentals.

Among Industry allocations, REITs were among the largest gainers over the year, and our underweight holdings in REITs contributed to underperformance. While no single REIT position within the Fund was significant by itself, our view of REITs is that although the Earnings Forecast Model signal is somewhat positive, the Valuation Model points to these stocks being significantly overpriced, outweighing the earnings signal and resulting in an underweight position.

Among Risk Factors, the Fund was consistently overweight to Relative Strength, a measure of recent price performance, over the period, and this factor was the leading positive contributor. In our investment process high Relative Strength is one indicator of better than average near-term earnings growth expectations, and our Earnings Forecast Model tends to favor these types of stocks when we find that the high expected earnings growth may not be fully reflected in the stock price.

In addition to Relative Strength, the companies represented in Fund holdings had lower average Financial Leverage, a debt ratio measure, implying less interest rate exposure in an environment of increasing rates compared to the benchmark. The stocks with higher leverage tended to sell off as rates climbed, allowing the lower leverage stocks in the fund to outperform, providing positive contribution to performance.

Laudus Rosenberg U.S. Small Capitalization Fund The U.S. Small Capitalization Fund Investor Shares gained 18.98%, the Adviser Shares 19.09%, and the Institutional Shares 19.46%, all three underperforming performing the Russell 2000® Index benchmark gain of 25.85%.

The overall market environment was an important factor in the Fund's returns over the period. The small-cap sector experienced substantial gains over the past year, and despite some skepticism that this would continue, this market cap sector rose sharply again in the first quarter of 2006. The stocks leading the charge, however, did not generally have the characteristics that we have found are associated with attractive future earnings relative to their current price. Our research shows that these stocks are likely to disappoint investors by producing lower than expected future earnings and underperform over time, while stocks with better earnings relative to initial price, which we refer to as "earnings advantage", should outperform.

As consolation to investors who have seen the Fund trail the benchmark in recent periods, the Fund continues to exhibit an earnings advantage that we believe will ultimately result in portfolio outperformance. Our research suggests that historically when the situation has reversed, the gains to stocks with an earnings advantage more than offset the losses experienced during the previous period of reduced earnings focus. Nonetheless, during the current environment in which investors in this cap sector do not appear to be focused on earnings, our earnings advantage has not been rewarded relative to stocks with lower quality fundamentals.

Among Industry allocations, REITs were among the largest gainers over the year, and our underweight holdings in REITs contributed to underperformance. While no single REIT position within the Fund was significant by itself, our view of REITs is that although the Earnings Forecast Model signal is somewhat positive, the Valuation Model points to these stocks being significantly overpriced, outweighing the earnings signal and resulting in an underweight position.

Among Risk Factors, the Fund was consistently overweight to Relative Strength, a measure of recent price performance, over the period, and this factor was the leading positive contributor. In our investment process high Relative Strength is one indicator of better than average near-term earnings growth expectations, and our Earnings Forecast Model tends to favor these types of stocks when we find that the high expected earnings growth may not be fully reflected in the stock price.

In addition to Relative Strength, the companies represented in Fund holdings had lower average Financial Leverage, a debt ratio measure, implying less interest rate exposure in an environment of increasing rates compared to the benchmark. The stocks with higher leverage

tended to sell off as rates climbed, allowing the lower leverage stocks in the fund to outperform, providing positive contribution to performance.

International Equity Market Overview

International equity markets showed strong gains for the year. Robust corporate earnings, resilient global growth, increased merger and acquisition (M&A) activity, a benign economic environment, and the lack of a significant geopolitical crisis helped propel many global markets to multi-year highs. These gains came in spite of rising interest rates, higher energy costs, and environmental disasters. The Japanese economy emerged from a decade-long malaise and posted solid returns. The European and Asia Pacific regions also posted robust returns for the fiscal year period.

Global M&A activity increased over the course of the year, reaching levels not seen in years. It was another very positive year for commodities as many precious metals and base metals reached record highs. Continued demand from China, supply disruptions and low stockpiles helped push commodity markets higher. On the back of this commodity rally, global Materials and Energy sectors performed the best.

In Europe markets shrugged off a sluggish start to the year to post positive returns. Weak economic growth, poor consumer confidence, an election stalemate in Germany, riots in France and the defeat of the European Union constitution did little to hold back the region's equity markets. The European Central Bank increased rates 50 basis points over the course of the year to 2.50%, the first such hikes in over a year. European M&A activity helped lead many markets to multi-year highs during the year.

The recent recovery of the Japan equity markets stands out as the most welcome development for global investors this year. Economic recovery in Japan helped the market perform strongly over the course of the year. The election victory of Prime Minister Koizumi gave a much-needed boost to the markets and was seen as a mandate for continued economic and political revitalization.

Asia Pacific equity markets posted solid returns. The long-feared threat of a bird flu epidemic and a slump in Chinese consumption never materialized. The hearty performance of the global commodities and oil markets benefited the region's Energy and Materials sectors. The rise of China as

an economic powerhouse was highlighted over the year as the economy became the sixth largest in the world.

While the reward to earnings is the biggest driver of our relative performance over time, our portfolios have exposures to risk characteristics and industries that will also have an impact on performance. These active exposures are a by-product of trading off the return opportunities identified by our stock selection models with the risk of deviating from the benchmark on these dimensions.

International Equity Funds Performance

Total returns are for the year ended 3/31/06. For performance details, see pages 14 through 17.

Laudus Rosenberg International Equity Fund[1]

REQIX Institutional shares	RIEIX Investor shares	MSCI-EAFE® Index
23.86%	23.41%	24.94%

Laudus Rosenberg International Small Capitalization Fund[1,2]

ICSIX Institutional shares	RISIX Investor shares	NGSCexUS	S&P/Citigroup World ex US EMI
30.90%	30.48%	29.01%	31.95%

Past performance does not guarantee future results. The performance data quoted represents past performance, and current returns may be lower or higher. The performance information does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost. To obtain performance information current to the most recent month end, visit www.laudus.com.

Performance data quoted does not reflect the non-recurring redemption fee of 2% that may be charged if shares are sold or exchanged within 30 days of the purchase date. If these fees were reflected, the performance data quoted would be lower.

Total returns include change in share price and reinvestment of distributions. Total returns reflect the waiver of a portion of a Fund's advisory or administrative fees for certain periods since the inception date. In such instances, and without the waiver of fees, total return would have been lower.

Investors cannot invest directly in any index.

(1) There are risks associated with investing in foreign companies, such as erratic market conditions, economic and political instability and fluctuations in currency exchange rates.

(2) Small capitalization funds typically carry additional risks since smaller companies generally have experienced a greater degree of market volatility.

Laudus Rosenberg International Equity Fund The International Equity Fund Investor Shares gained 23.41%, and the Institutional Shares 23.86%, both underperforming the MSCI EAFE® Index benchmark gain of 24.94%. Contribution from Risk factors and Industry were positive while the contribution from Stock Selection was negative.

From a risk factor standpoint, market investors benefited from holding stock with strong Relative Strength and High Trading Activity stocks over the course of the year. The portfolio itself benefited from an overweight position in the strongly performing Relative Strength risk factor. An overweight position in Yield Risk was the largest negative contributor to performance.

Overweight positions along industry lines such as Construction/Homebuilding, Oil Distribution and Basic Minerals & Metals helped performance. The portfolio's modest underweight positions in Cars & Trucks and Drugs & Pharmaceuticals hurt overall performance.

Stock selection was a negative contributor to overall performance over the period. Overweight positions in OMV AG, Anglo American and Societe Generale were positive contributors this year. Among the stocks that hurt performance were overweight positions in Vodafone, AP Moller-Maersk and Vivendi.

Laudus Rosenberg International Small Capitalization Fund The International Small Capitalization Fund Investor Shares gained 30.48%, and the Institutional Shares were up 30.90%, both underperfoming the S&P/Citigroup World x US Extended Market Index (EMI) benchmark gain of 31.95%. Contribution from Risk factors and Industry were positive while Stock Selection was a negative contributor over the year.

From a risk factor standpoint, market investors benefited from holding stocks with strong Relative Strength and high Trading Activity this past year. The portfolio itself benefited from an overweight position in the strongly performing Relative Strength risk factor. An underweight position in Trading Activity was the largest negative contributor to performance.

Energy and Materials were the best performing sectors for the year. Overweight positions along industry lines such as Oil Distribution, Basic Minerals & Metals, and Construction Materials helped performance. The portfolio's modest underweight positions in Miscellaneous Finance and Gas & Public Utilities hurt overall performance.

Stock selection was a negative contributor to performance over the year. Overweight positions in Boliden AB, OMV AG, and Dragon Oil were positive contributors this year.

Among the stocks that hurt performance were overweight positions in Rallye SA, Outokumpu Oy, and Dyckerhoff AG.

Long/Short Equity Funds Performance

While the reward to earnings is the biggest driver of our relative performance over time, our portfolios have exposures to risk characteristics and industries that will also have an impact on performance. These active exposures are a by-product of trading off the return opportunities identified by our stock selection models with the risk of deviating on these dimensions between the Long and Short sides of the portfolios.

Total returns below are for the year ended 3/31/06. For performance details, see pages 18 through 23.

Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund[1]

SSMNX Institutional shares	RMNIX Investor shares	90-Day Treasury Bills (T-Bills)
7.29%	7.09%	3.84%

Laudus Rosenberg Global Long/Short Equity Fund[1,2]

MSMNX Institutional shares	RMSIX Investor shares	90-Day Treasury Bills (T-Bills)
6.91%	6.58%	3.84%

Laudus Rosenberg Value Long/Short Equity Fund[3,4]

BMNIX Institutional shares	BRMIX Investor shares	90-Day Treasury Bills (T-Bills)
2.41%	2.08%	3.84%

Past performance does not guarantee future results. The performance data quoted represents past performance, and current returns may be lower or higher. The performance information does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost. To obtain performance information current to the most recent month end, visit www.laudus.com.

Performance data quoted does not reflect the non-recurring redemption fee of 2% that may be charged if shares are sold or exchanged within 30 days of the purchase date. If these fees were reflected, the performance data quoted would be lower.

Total returns include change in share price and reinvestment of distributions. Total returns reflect the waiver of a portion of a Fund's advisory or administrative fees for certain periods since the inception date. In such instances, and without the waiver of fees, total return would have been lower.

Investments in long/short funds are more volatile and risky than some other forms on investments. Since they have both long and short portfolios, an investment will involve risks associated with twice the number of investment decisions made for a typical stock fund. These types of funds typically have a high portfolio turnover that could increase transaction costs and cause short-term capital gains to be realized. While it may be the intent of the manager to take long positions in stocks that outperform the market and short positions in stocks that underperform the market, there is no assurance that the manager will be successful.

The Fund may sell a security short by borrowing it from a third party and selling it at the then-current market price. The Fund is obligated to buy the security on a later date so it can return the security to the lender. Short sales involve the risk that the Fund will incur a loss by subsequently buying a security at a higher price than the price at which the Fund previously sold the security short. Moreover, because the Fund's loss on a short sale arises from increases in the value of the security sold short, the extent of such loss, is theoretically unlimited.

Since risk in the Long/Short Funds relates specifically to the Manager's stock selection techniques and not to any systematic or economy-wide factors, the proper benchmark is an asset that also has the least exposure to systematic influences. 90-day T-bills are such an asset. The full faith and credit of the U.S. government back an investment in 90-day T-bills. T-bills have a fixed rate of return, and investors do not bear the risk of losing their investment. The income received from T-bills is free from state income tax.

[1] Mid capitalization stocks typically carry additional risk, since smaller companies generally have higher risk of failure and, historically, their stocks have experienced a greater degree of volatility.

[2] There are risks associated with investing in foreign companies, such as erratic market conditions, economic and political instability and fluctuations in currency exchange rates.

[3] Value-based investments are subject to the risk that the broad market may not recognize their value.

[4] Small- and mid-capitalization funds typically carry additional risk since small- and mid-capitalization companies generally have a higher risk of failure.

Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund   The U.S. Large/Mid Capitalization Long/Short Equity Fund Investor Shares gained 7.09%, and the Institutional shares were up 7.29% for the reporting period, both outperforming the 90-day T-bills benchmark return of 3.84%. The Fund generated positive returns from both risk factors and individual stock selection. The Fund experienced negative returns overall from exposure to industry factors, specifically from a net short exposure to REITs and a net long exposure to Biotechnology. The Fund benefited from a net long exposure to the Oil and Coal Resources industry.

In the risk factors the Fund was helped by a net short exposure to financial leverage, in a rising rate environment, and a net long exposure to relative strength. Financial leverage is a combination of debt-to-asset ratio, book leverage and other indicators. The Fund continued its near-zero exposure to beta.

The top individual stock contributors were net long positions in Chicago Mercantile Holdings, Burlington Northern and Moody's Corporation. However, net short positions in Halliburton, Starbucks and net long positions in IBM all detracted from total return.

Laudus Rosenberg Global Long/Short Equity Fund

The Global Long/Short Equity Fund Investor Shares gained 6.58% for the year ended March 31, 2006, and the Institutional Shares were up 6.91% outperforming the 90-day T-Bills benchmark return of 3.84%. After a weak start, the portfolio performed well throughout the fiscal year, although it gave up some gains in the final quarter of 2005. From a regional standpoint, the portfolio maintained a small overweight position in Japan and slightly underweight positions in the U.S. and Europe. Given the relatively stronger performance of Japan compared to the other two regions, this had a positive net effect on the overall return of the portfolio.

The portfolio was significantly rewarded by a consistently overweight position in stocks with high relative strength, a measure of stock price momentum. These positions typically exhibit an above-average rate of growth in near-term earnings, which our Earnings Forecast Model prefers, especially when we discover that high expected earnings growth is not completely reflected in the price of a stock. The performance of stock markets in Japan and Europe in particular contributed to the strong impact of this factor on overall performance. An overweight position in stocks with high earnings variability — a measure of the volatility of a company's earnings stream — also benefited portfolio performance.

At the industry level, the strongest performance came from overweight positions in Energy stocks, as oil prices remained high throughout 2005 and into 2006; Oil Drilling and Service companies and Oil Distribution holdings led the way. Overweight positions in Construction and Homebuilding stocks, including companies providing Construction Materials, also rewarded portfolio performance, with building and building supplies companies benefiting from ongoing economic growth in the U.S. as well as an apparent recovery in the Japanese economy. Finance stocks boosted portfolio performance too, as nascent Japanese economic growth favored an overweight holding in Japanese banks and financial stocks, while continued merger and acquisition activity in Europe, both real and rumored, helped stocks in that region. The most significant drag on portfolio performance came from our active position in auto manufacturers: negative performance by U.S. auto makers was more than offset by positive performance from Japanese manufacturers and, since we were underweight, this was detrimental to our auto holdings overall.

Laudus Rosenberg Value Long/Short Equity Fund

The Value Long/Short Equity Fund Investor Shares were up 2.08%, and the Institutional Shares were up 2.41% for the reporting period, underperforming the 90-day T-bills benchmark return of 3.84%. The Fund's risk profile of net short exposure to companies with high financial leverage and a net long exposure to relative strength contributed to positive returns. However, the Fund was hurt by residual stock selection and specifically by its net short exposure to specific positions in eTrade, Amylin Pharmaceuticals, and Rambus — all of which did well due to company-specific news or performance results.

The Fund also had a somewhat negative exposure to beta which hurt it in a rising market environment. The portfolio's net short exposure to stocks with high trading activity also detracted from return.

The best performing industries for the Fund were net long positions in Oil Drilling and Services and Basic Minerals and Metals. The worst performing industry was a net short position in REITs. The top individual stock contributors were Allegheny Technologies, a specialty metals maker, and Joy Global, a maker of mining equipment.

Laudus Rosenberg U.S. Large Capitalization Fund as of 3/31/06

**Performance of a Hypothetical
$50,000 Investment in Institutional Shares[1]**



■ Institutional Shares	$69,378
■ Russell 1000® Index*	$68,848

**Performance of a Hypothetical
$10,000 Investment in Investor Shares[1]**



■ Investor Shares	$15,444
■ Russell 1000® Index*	$15,593

Average Annual Total Returns[1]

Class and Inception Date	1 year	3 year	Since Inception Institutional	Since Inception Investor
Institutional (6/19/02)	14.90%	18.58%	9.05%	n/a
Investor (7/31/02)	14.57%	18.17%	n/a	12.58%
Russell 1000® Index*	13.20%	18.30%	8.82%	12.88%

Past performance does not guarantee future results. The performance data quoted represents past performance, and current returns may be lower or higher. The performance information does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost. To obtain performance information current to the most recent month end, visit www.laudusfunds.com.

Performance data quoted does not reflect the non-recurring redemption fee of 2% that may be charged if shares are sold or exchanged within 30 days of the purchase date. If these fees were reflected, the performance data quoted would be lower.

Investors cannot invest directly in any index.

* The Russell 1000® Index measures the performance of the 1,000 largest companies in the Russell 3000® Index, and represents approximately 92% of the total market capitalization of the Russell 3000® Index.

[1] Total returns include change in share price and reinvestment of distributions. Total returns reflect the waiver of a portion of a Fund's advisory fees for certain periods since the inception date. In such instances, and without the waiver of fees, total returns would have been lower.

Fund Overview[2]	Institutional Shares	Investor Shares
Initial Investment	$50,000	$2,500
Inception Date	6/19/02	7/31/02
Total Net Assets ($ x 1,000)	$54,296	$10,026
Ticker Symbol	AXLIX	AXLVX
Cusip	51855Q101	51855Q853
NAV	$12.35	$12.36
Expense Ratio[3]	0.99%	1.36%[4]

Fund Characteristics[2]

Number of Securities	231
Median Market Capitalization ($Wtd. x 1,000,000)	$37,277
Portfolio Turnover (One year trailing)	144%
Price to Earnings (P/E)	15.70
Price to Book (P/B)	2.55
Price to Cash Flow	11.88
Beta	1.10
Return on Equity	18.41%
Five-Year Earnings Growth	29.51%

Top Equity Holdings[2] % of Net Assets

Bank of America Corp.	3.5%
Exxon Mobil Corp.	3.2%
Hewlett-Packard Co.	2.7%
Home Depot, Inc.	2.6%
AT&T Corp.	2.4%
Wachovia Corp.	2.3%
ConocoPhillips	2.2%
American International Group Inc.	2.0%
General Electric Co.	2.0%
Chevron Texaco Corp.	1.9%
Total	**24.8%**

Portfolio Composition[2] % of Investments

Sector Weightings



○ Financials	23.6%
○ Information Technology	15.9%
○ Energy	12.2%
○ Consumer Discretionary	11.5%
● Industrials	11.2%
○ Health Care	9.8%
○ Consumer Staples	5.5%
○ Materials	3.9%
○ Utilities	3.5%
○ Telecommunications Services	2.9%

[2] Portfolio holdings are subject to change and may not represent current or future holdings.

[3] Reflects any applicable contractual limitations by Manager to waive its management fee and/or bear certain expenses.

[4] This reflects a blended rate, as the Manager implemented an expense limitation agreement on Investor Shares effective January 3, 2006. Please see page 143 for more information.

Performance and Fund Facts

Laudus Rosenberg U.S. Large Capitalization Growth Fund as of 3/31/06

Performance of a Hypothetical
$50,000 Investment in Institutional Shares[1]



■ Institutional Shares	$47,943
■ Russell 1000® Growth Index*	$34,384

Performance of a Hypothetical
$10,000 Investment in Investor Shares[1]



■ Investor Shares	$13,520
■ Russell 1000® Growth Index*	$12,915

Average Annual Total Returns[1]

Class and Inception Date	1 year	3 year	5 year	Since Inception Institutional	Since Inception Investor
Institutional (6/7/00)	14.85%	16.42%	4.41%	–0.72%	n/a
Investor (8/15/03)	14.48%	n/a	n/a	n/a	12.16%
Russell 1000® Growth Index*	13.14%	14.80%	1.66%	–6.23%	10.23%

Past performance does not guarantee future results. The performance data quoted represents past performance, and current returns may be lower or higher. The performance information does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost. To obtain performance information current to the most recent month end, visit www.laudusfunds.com.

Performance data quoted does not reflect the non-recurring redemption fee of 2% that may be charged if shares are sold or exchanged within 30 days of the purchase date. If these fees were reflected, the performance data quoted would be lower.

Investors cannot invest directly in any index.

* The Russell 1000 Growth® Index measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values.

[1] Total returns include change in share price and reinvestment of distributions. Total returns reflect the waiver of a portion of a Fund's advisory fees for certain periods since the inception date. In such instances, and without the waiver of fees, total returns would have been lower.

Fund Overview[2]	Institutional Shares	Investor Shares
Initial Investment	$50,000	$2,500
Inception Date	6/7/00	8/15/03
Total Net Assets ($ x 1,000)	$44,426	$1,810
Ticker Symbol	REDIX	REFIX
Cusip	51855Q200	51855Q846
NAV	$9.26	$9.33
Expense Ratio[3]	0.99%	1.34%[4]

Fund Characteristics[2]

Number of Securities	319
Median Market Capitalization ($Wtd. x 1,000,000)	$37,554
Portfolio Turnover (One year trailing)	79%
Price to Earnings (P/E)	21.38
Price to Book (P/B)	3.95
Price to Cash Flow	15.98
Beta	1.15
Return on Equity	21.52%
Five-Year Earnings Growth	27.75%

Top Equity Holdings[2] % of Net Assets

General Electric Co.	3.5%
Microsoft Corp.	3.0%
Cisco Systems, Inc.	2.5%
Procter & Gamble Co.	2.1%
Johnson & Johnson	2.1%
PepsiCo, Inc.	1.8%
Home Depot, Inc.	1.6%
Qualcomm, Inc.	1.5%
UnitedHealth Group, Inc.	1.4%
Intel Corp.	1.3%
Total	**20.8%**

Portfolio Composition[2] % of Investments

Sector Weightings



○ Information Technology	24.2%
○ Health Care	18.9%
○ Industrials	16.7%
● Consumer Discretionary	11.8%
● Consumer Staples	9.3%
● Financials	8.7%
● Energy	5.4%
○ Materials	3.0%
○ Telecommunications Services	1.2%
○ Utilities	0.8%

[2] Portfolio holdings are subject to change and may not represent current or future holdings.

[3] Reflects any applicable contractual limitations by Manager to waive its management fee and/or bear certain expenses.

[4] This reflects a blended rate, as the Manager implemented an expense limitation agreement on Investor Shares effective January 3, 2006. Please see page 143 for more information.

Performance and Fund Facts

Laudus Rosenberg U.S. Large Capitalization Value Fund as of 3/31/06

Performance of a Hypothetical
$50,000 Investment in Institutional Shares[1]



Institutional Shares	$59,907
Russell 1000® Value Index**	$57,412

Performance of a Hypothetical
$10,000 Investment in Investor Shares[1]



Investor Shares	$11,932
Russell 1000® Value Index**	$11,482

Average Annual Total Returns[1]

Class and Inception Date	Since Inception Institutional*	Since Inception Investor*
Institutional (5/02/05)	19.83%	n/a
Investor (5/02/05)	n/a	19.33%
Russell 1000® Value Index**	14.85%	14.85%

Past performance does not guarantee future results. The performance data quoted represents past performance, and current returns may be lower or higher. The performance information does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost. To obtain performance information current to the most recent month end, visit www.laudusfunds.com.

Performance data quoted does not reflect the non-recurring redemption fee of 2% that may be charged if shares are sold or exchanged within 30 days of the purchase date. If these fees were reflected, the performance data quoted would be lower.

Value-based investments are subject to the risk that the broad market may not recognize their value.

Investors cannot invest directly in any index.

* Not annualized. For the period May 2, 2005 (commencement of operations) through March 31, 2006.

** The Russell 1000 Value® Index measures the performance of those Russell 1000 companies with lower valuation ratios such as price-to-book and price-to-earnings ratios.

[1] Total returns include change in share price and reinvestment of distributions. Total returns reflect the waiver of a portion of a Fund's advisory fees for certain periods since the inception date. In such instances, and without the waiver of fees, total returns would have been lower.

Fund Overview[2]	Institutional Shares	Investor Shares
Initial Investment	$50,000	$2,500
Inception Date	5/2/05	5/2/05
Total Net Assets ($ x 1,000)	$6,694	$145
Ticker Symbol	LLCVX	LCVJX
Cusip	51855Q713	51855Q721
NAV	$11.89	$11.87
Expense Ratio[3]	0.49%	0.87%[4]

Fund Characteristics[2]

Number of Securities	164
Median Market Capitalization	34,494
($Wtd. x 1,000,000)	
Portfolio Turnover	81%
(One year trailing)	
Price to Earnings (P/E)	13.12
Price to Book (P/B)	2.06
Price to Cash Flow	9.23
Beta	1.07
Return on Equity	17.69%
Five-Year Earnings Growth	26.73%

Top Equity Holdings[2] % of Net Assets

Bank of America Corp.	4.3%
Exxon Mobil Corp.	4.2%
Citigroup, Inc.	4.0%
JPMorgan Chase & Co.	3.5%
ConocoPhillips	2.2%
Hewlett-Packard Co.	2.2%
Verizon Communications, Inc.	2.1%
Pfizer, Inc.	2.0%
Merrill Lynch & Co., Inc.	1.8%
Time Warner, Inc.	1.7%
Total	**28.0%**

Portfolio Composition[2] % of Investments

Sector Weightings



○ Financials	34.0%
● Energy	21.1%
● Industrials	8.4%
● Consumer Discretionary	7.3%
● Health Care	6.5%
● Information Technology	6.5%
● Telecommunications Services	5.0%
● Consumer Staples	4.9%
● Utilities	3.3%
● Materials	3.0%

[2] Portfolio holdings are subject to change and may not represent current or future holdings.

[3] Reflects any applicable contractual limitations by Manager to waive its management fee and/or bear certain expenses.

[4] This reflects a blended rate, as the Manager waived all expenses through October 2005 and implemented an expense limitation agreement on Investor Shares effective January 3, 2006. Please see page 143 for more information.

Performance and Fund Facts

Laudus Rosenberg U.S. Discovery Fund as of 3/31/06

**Performance of a Hypothetical
$50,000 Investment in Institutional Shares[1]**



■ Institutional Shares	$100,922
■ Russell 2500™ Index*	$ 88,999

**Performance of a Hypothetical
$10,000 Investment in Investor Shares[1]**



■ Investor Shares	$21,214
■ Russell 2500™ Index*	$19,953

Average Annual Total Returns[1]

Class and Inception Date	1 year	3 year	Since Inception Institutional	Since Inception Investor
Institutional (9/4/01)	22.80%	28.17%	16.60%	n/a
Investor (10/3/01)	22.40%	27.74%	n/a	18.22%
Russell 2500™ Index	24.05%	29.19%	13.44%	16.62%

Past performance does not guarantee future results. The performance data quoted represents past performance, and current returns may be lower or higher. The performance information does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost. To obtain performance information current to the most recent month end, visit www.laudusfunds.com.

Performance data quoted does not reflect the non-recurring redemption fee of 2% that may be charged if shares are sold or exchanged within 30 days of the purchase date. If these fees were reflected, the performance data quoted would be lower.

Small and mid-capitalization funds typically carry additional risks since smaller companies generally have experienced a greater degree of market volatility.

Investors cannot invest directly in any index.

* The Russell 2500® Index measures the performance of the 2,500 smallest companies in the Russell 3000® Index, and represents approximately 16% of the total market capitalization of the Russell 3000® Index.

[1] Total returns include change in share price and reinvestment of distributions. Total returns reflect the waiver of a portion of a Fund's advisory fees for certain periods since the inception date. In such instances, and without the waiver of fees, total returns would have been lower.

Fund Overview[2]	Institutional Shares	Investor Shares
Initial Investment	$50,000	$2,500
Inception Date	9/4/01	10/3/01
Total Net Assets ($ x 1,000)	$673,599	$284,285
Ticker Symbol	RDISX	RDIVX
Cusip	51855Q309	51855Q838
NAV	$19.23	$19.07
Expense Ratio[3]	1.09%	1.43%[4]

Fund Characteristics[2]

Number of Securities	925
Median Market Capitalization	$2,325
($Wtd. x 1,000,000)	
Portfolio Turnover	89%
(One year trailing)	
Price to Earnings (P/E)	19.03
Price to Book (P/B)	2.26
Price to Cash Flow	13.10
Beta	1.33
Return on Equity	13.14%
Five-Year Earnings Growth	32.31%

Top Equity Holdings[2] % of Net Assets

Allegheny Technology, Inc.	1.5%
Cadence Design Systems, Inc.	1.1%
Oshkosh Truck Corp.	1.1%
Eagle Materials, Inc.	1.0%
Cummins, Inc.	1.0%
Tidewater, Inc.	1.0%
Manor Care, Inc.	0.9%
Alliant Energy Corp.	0.9%
Joy Global, Inc.	0.9%
Intersil Corp., Class A	0.9%
Total	**10.3%**

Portfolio Composition[2] % of Investments

Sector Weightings



○ Financials	18.8%
○ Industrials	17.7%
○ Information Technology	16.9%
● Consumer Discretionary	14.0%
● Energy	10.5%
● Health Care	8.9%
● Materials	5.4%
○ Utilities	4.2%
○ Consumer Staples	2.1%
○ Telecommunications Services	1.5%

[2] Portfolio holdings are subject to change and may not represent current or future holdings.

[3] Reflects any applicable contractual limitations by Manager to waive its management fee and/or bear certain expenses.

[4] This reflects a blended rate, as the Manager implemented an expense limitation agreement on Investor Shares effective January 3, 2006. Please see page 143 for more information.

Performance and Fund Facts

Laudus Rosenberg U.S. Small Capitalization Fund as of 3/31/06

**Performance of a Hypothetical
$50,000 Investment in Institutional Shares[1]**



■ Institutional Shares	$187,874
■ Russell 2000® Index*	$131,447

**Performance of a Hypothetical
$100,000 Investment in Adviser Shares[1]**



■ Adviser Shares	$297,473
■ Russell 2000® Index*	$229,548

**Performance of a Hypothetical
$10,000 Investment in Investor Shares[1]**



■ Investor Shares	$32,652
■ Russell 2000® Index*	$24,978

Average Annual Total Returns[1]

Class and Inception Date	1 year	5 year	10 year	Since Inception Institutional	Since Inception Investor	Since Inception Adviser
Institutional (2/22/89)	19.46%	16.05%	14.15%	14.62%	n/a	n/a
Adviser (1/21/97)	19.09%	15.75%	n/a	n/a	n/a	12.59%
Investor (10/22/96)	18.98%	15.65%	n/a	n/a	13.35%	n/a
Russell 2000® Index*	25.85%	12.59%	10.15%	11.39%	10.18%	9.46%

Past performance does not guarantee future results. The performance data quoted represents past performance, and current returns may be lower or higher. The performance information does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost. To obtain performance information current to the most recent month end, visit www.laudusfunds.com.

Performance data quoted does not reflect the non-recurring redemption fee of 2% that may be charged if shares are sold or exchanged within 30 days of the purchase date. If these fees were reflected, the performance data quoted would be lower.

Small capitalization funds typically carry additional risks since smaller companies generally have experienced a greater degree of market volatility.

Investors cannot invest directly in any index.

* The Russell 2000® Index measures the performance of the 2,000 smallest companies in the Russell 3000® Index, and represents approximately 8% of the total market capitalization of the Russell 3000® Index.

[1] Total returns include change in share price and reinvestment of distributions. Total returns reflect the waiver of a portion of a Fund's advisory fees for certain periods since the inception date. In such instances, and without the waiver of fees, total returns would have been lower.

Fund Overview[2]

	Institutional Shares	Adviser Shares	Investor Shares
Initial Investment	$50,000	$100,000	$2,500
Inception Date	2/22/89	1/21/97	10/22/96
Total Net Assets ($ x 1,000)	$918,813	$49,952	$311,822
Ticker Symbol	USCIX	LIFUX	BRSCX
Cusip	51855Q408	51855Q739	51855Q820
NAV	$14.07	$13.88	$13.77
Expense Ratio[3]	1.09%	1.32%	1.43%[4]

Fund Characteristics[2]

Number of Securities	725
Median Market Capitalization ($Wtd. x 1,000,000)	$1,094
Portfolio Turnover (One year trailing)	69%
Price to Earnings (P/E)	19.91
Price to Book (P/B)	2.13
Price to Cash Flow	13.23
Beta	1.33
Return on Equity	11.72%
Five-Year Earnings Growth	32.87%

Top Equity Holdings[2] % of Net Assets

Frontier Oil Corp.	1.7%
Granite Construction, Inc.	1.3%
Walter Industries, Inc.	1.2%
Veritas DGC, Inc.	1.2%
Lennox International, Inc.	1.2%
EGL, Inc.	1.1%
Microsemi Corp.	1.1%
Trident Microsystems, Inc.	1.1%
Carming Shoppes, Inc.	1.0%
Kennametal, Inc.	1.0%
Total	**11.9%**

Portfolio Composition[2] % of Investments

Sector Weightings



○ Industrials	21.7%
○ Information Technology	18.7%
○ Financials	17.2%
● Consumer Discretionary	13.1%
● Health Care	10.8%
● Energy	7.8%
● Consumer Staples	4.1%
● Materials	3.7%
○ Utilities	2.3%
○ Telecommunications Services	0.6%

[2] Portfolio holdings are subject to change and may not represent current or future holdings.

[3] Reflects any applicable contractual limitations by Manager to waive its management fee and/or bear certain expenses.

[4] This reflects a blended rate, as the Manager implemented an expense limitation agreement on Investor Shares effective January 3, 2006. Please see page 143 for more information.

Performance and Fund Facts

Laudus Rosenberg International Equity Fund as of 3/31/06

**Performance of a Hypothetical
$50,000 Investment in Institutional Shares[1]**



■ Institutional Shares	$64,550
■ MSCI-EAFE® Index*	$61,543

**Performance of a Hypothetical
$10,000 Investment in Investor Shares[1]**



■ Investor Shares	$14,116
■ MSCI-EAFE® Index*	$14,013

Average Annual Total Returns[1]

Class and Inception Date	1 year	5 year	Since Inception Institutional	Since Inception Investor
Institutional (6/7/00)	23.86%	9.63%	4.49%	n/a
Investor (12/5/00)	23.41%	9.29%	n/a	6.69%
MSCI EAFE® Index*	24.94%	10.04%	3.64%	6.55%

Past performance does not guarantee future results. The performance data quoted represents past performance, and current returns may be lower or higher. The performance information does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost. To obtain performance information current to the most recent month end, visit www.laudusfunds.com.

Performance data quoted does not reflect the non-recurring redemption fee of 2% that may be charged if shares are sold or exchanged within 30 days of the purchase date. If these fees were reflected, the performance data quoted would be lower.

There are risks associated with investing in foreign companies, such as erratic market conditions, economic and political instability and fluctuations in currency exchange rates.

Investors cannot invest directly in any index.

* The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE® Index) Index is a free float-adjusted market capitalization index that is designed to measure market equity performance in 21 developed market countries, excluding the U.S. and Canada.

[1] Total returns include change in share price and reinvestment of distributions. Total returns reflect the waiver of a portion of a Fund's advisory fees for certain periods since the inception date. In such instances, and without the waiver of fees, total returns would have been lower.

Fund Overview[2]	Institutional Shares	Investor Shares
Initial Investment	$50,000	$2,500
Inception Date	6/7/00	12/5/00
Total Net Assets ($ x 1,000)	$21,688	$18,824
Ticker Symbol	REQIX	RIEIX
Cusip	51855Q507	51855Q812
NAV	$11.80	$11.77
Expense Ratio[3]	1.34%	1.72%[4]

Fund Characteristics[2]	
Number of Securities	327
Median Market Capitalization	$33,663
($Wtd. x 1,000,000)	
Portfolio Turnover	59%
(One year trailing)	
Price to Earnings (P/E)	17.72
Price to Book (P/B)	1.97
Price to Cash Flow	9.76
Beta	1.07
Return on Equity	11.85%
Five-Year Earnings Growth	21.95%

Top Equity Holdings[2] % of Net Assets

Royal Bank of Scotland Group plc	1.6%
Vodafone Group plc	1.5%
Eni S.p.A.	1.5%
Nokia Oyj	1.5%
Mitsubishi Tokyo Financial Group, Inc.	1.3%
Banco Santander Central Hispano SA	1.3%
BNP Paribas S.A.	1.3%
Fortis	1.2%
Hilton Group plc	1.2%
Societe Generale	1.2%
Total	**13.6%**

[2] Portfolio holdings are subject to change and may not represent current or future holdings.

[3] Reflects any applicable contractual limitations by Manager to waive its management fee and/or bear certain expenses.

[4] This reflects a blended rate, as the Manager implemented an expense limitation agreement on Investor Shares effective January 3, 2006. Please see page 143 for more information.

Laudus Rosenberg International Equity Fund as of 3/31/06

Portfolio Composition[1] % of Investments

Sector Weightings



○ Financials	31.4%
○ Materials	13.2%
○ Energy	10.9%
● Industrials	8.5%
● Consumer Discretionary	8.1%
● Health Care	6.4%
● Information Technology	6.2%
● Telecommunications Services	5.6%
○ Utilities	4.9%
○ Consumer Staples	4.8%

Portfolio Composition[1] % of Net Assets

Country Weightings



○ Japan	24.0%
○ United Kingdom	21.8%
○ France	8.0%
● Switzerland	7.3%
● Germany	6.1%
● Spain	5.5%
● Australia	4.7%
● Italy	3.6%
● Finland	1.9%
● Netherlands	1.9%
● Belgium	1.8%
○ Sweden	1.6%
○ Hong Kong	1.6%
○ Norway	1.5%
○ Other	8.7%

[1] Portfolio holdings are subject to change and may not represent current or future holdings.

Laudus Rosenberg International Small Capitalization Fund as of 3/31/06

**Performance of a Hypothetical
$50,000 Investment in Institutional Shares[1]**



■ Institutional Shares	$147,565
■ NGSCexUS Index*	$113,801
■ S&P/Citigroup World ex US EMI**	$118,642

**Performance of a Hypothetical
$10,000 Investment in Investor Shares[1]**



■ Investor Shares	$28,600
■ NGSCexUS Index*	$22,945
■ S&P/Citigroup World ex US EMI**	$23,772

Average Annual Total Returns[1]

Class and Inception Date	1 year	5 year	Since Inception Institutional	Since Inception Investor
Institutional (9/23/96)	30.90%	21.49%	12.04%	n/a
Investor (10/29/96)	30.48%	21.16%	n/a	11.80%
NGSCexUS*	29.01%	20.39%	9.02%	9.11%
S&P/Citigroup World ex US EMI**	31.95%	18.83%	9.50%	9.62%

Past performance does not guarantee future results. The performance data quoted represents past performance, and current returns may be lower or higher. The performance information does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost. To obtain performance information current to the most recent month end, visit www.laudusfunds.com.

Performance data quoted does not reflect the non-recurring redemption fee of 2% that may be charged if shares are sold or exchanged within 30 days of the purchase date. If these fees were reflected, the performance data quoted would be lower.

There are risks associated with investing in foreign companies, such as erratic market conditions, economic and political instability and fluctuations in currency exchange rates.

Small capitalization funds typically carry additional risks since smaller companies generally have experienced a greater degree of market volatility.

Investors cannot invest directly in any index.

* The Nomura Global Small Cap World ex US Index (NGSC ex US) is an unmanaged index of non-U.S. small-capitalization companies. The universe consists of small companies (approximately the bottom 15% by market capitalization in each market) in 22 developed countries.

** S&P/Citigroup World ex US Extended Market Index (EMI) is a float-adjusted index which measures the performance of small companies (approximately the bottom 20% by market capitalization) in 25 developed equity markets.

[1] Total returns include change in share price and reinvestment of distributions. Total returns reflect the waiver of a portion of a Fund's advisory fees for certain periods since the inception date. In such instances, and without the waiver of fees, total returns would have been lower.

Fund Overview[2]	Institutional Shares	Investor Shares
Initial Investment	$50,000	$2,500
Inception Date	9/23/96	10/29/96
Total Net Assets ($ x 1,000)	$698,064	$804,340
Ticker Symbol	ICSIX	RISIX
Cusip	51855Q606	51855Q796
NAV	$20.97	$20.74
Expense Ratio[3]	1.25%	1.60%[4]

Fund Characteristics[2]	
Number of Securities	1,141
Median Market Capitalization	$2,246
($Wtd. x 1,000,000)	
Portfolio Turnover	102%
(One year trailing)	
Price to Earnings (P/E)	23.62
Price to Book (P/B)	1.58
Price to Cash Flow	9.53
Beta	1.08
Return on Equity	6.93%
Five-Year Earnings Growth	14.69%

Top Equity Holdings[2] % of Net Assets	
ThyssenKrupp AG	1.0%
Natexis Banques Populaires	0.7%
Shire Pharmaceuticals plc	0.7%
Corus Group plc	0.7%
Swiss Life Holding	0.6%
Acciona S.A.	0.6%
Delhaize Group	0.6%
Cap Gemini SA	0.6%
Infineon Technologies AG	0.6%
Boliden AB	0.6%
Total	**6.7%**

[2] Portfolio holdings are subject to change and may not represent current or future holdings.

[3] Reflects any applicable contractual limitations by Manager to waive its management fee and/or bear certain expenses.

[4] This reflects a blended rate, as the Manager implemented an expense limitation agreement on Investor Shares effective January 3, 2006. Please see page 143 for more information.

Laudus Rosenberg International Small Capitalization Fund as of 3/31/06

Portfolio Composition[1] % of Investments

Sector Weightings



○ Industrials	23.9%
○ Materials	18.2%
○ Financials	17.5%
● Consumer Discretionary	15.0%
● Information Technology	8.0%
● Consumer Staples	5.7%
● Energy	4.8%
● Health Care	4.7%
○ Utilities	1.4%
○ Telecommunications Services	0.8%

Portfolio Composition[1] % of Net Assets

Country Weightings



○ Japan	22.5%
○ United Kingdom	16.9%
○ France	8.5%
○ Germany	6.6%
● Switzerland	6.5%
● Canada	6.2%
● Spain	3.9%
● South Korea	3.6%
● Australia	3.4%
● Italy	3.1%
● Netherlands	2.8%
● Sweden	2.4%
● Belgium	1.5%
● Hong Kong	1.5%
● Other	10.6%

[1] Portfolio holdings are subject to change and may not represent current or future holdings.

Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund as of 3/31/06

**Performance of a Hypothetical
$50,000 Investment in Institutional Shares[1]**



Institutional Shares	$72,267
90-day T-bills	$63,264

**Performance of a Hypothetical
$10,000 Investment in Investor Shares[1]**



Investor Shares	$14,091
90-day T-bills	$12,613

Average Annual Total Returns[1]

Class and Inception Date	1 year	5 year	Since Inception Institutional	Since Inception Investor
Institutional (10/19/98)	7.29%	5.63%	5.07%	n/a
Investor (11/11/98)	7.09%	5.32%	n/a	4.75%
90 day T-bills	3.84%	2.20%	3.21%	3.19%

Past performance does not guarantee future results. The performance data quoted represents past performance, and current returns may be lower or higher. The performance information does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost. To obtain performance information current to the most recent month end, visit www.laudusfunds.com.

Performance data quoted does not reflect the non-recurring redemption fee of 2% that may be charged if shares are sold or exchanged within 30 days of the purchase date. If these fees were reflected, the performance data quoted would be lower.

Mid-capitalization stocks typically carry additional risk, since smaller companies generally have higher risk and volatility.

Investments in long/short funds are more volatile and risky than some other forms of investments. Since they have both long and short portfolios, an investment will involve risks associated with twice the number of investment decisions made for a typical stock fund. These types of Funds typically have a high portfolio turnover that could increase transaction costs and cause short-term capital gains to be realized. While it may be the intent of the Manager to take long positions in stocks that outperform the market and short positions in stocks that underperform the market, there is no assurance that the Manager will be successful.

The Fund uses the return that an investor could achieve through an investment in 3-month U.S. Treasury Bills as a benchmark against which to measure the Fund's performance. AXA Rosenberg attempts to achieve returns for the Fund's shareholders which exceed the benchmark. An investment in the Fund is different from an investment in 3-month U.S. Treasury Bills because, among other differences, U.S. Treasury Bills are backed by the full faith and credit of the U.S. Government, U.S. Treasury Bills have a fixed rate of return, investors in U.S. Treasury Bills do not risk losing their investment, and an investment in the Fund is more volatile than an investment in U.S. Treasury Bills.

[1] Total returns include change in share price and reinvestment of distributions. Total returns reflect the waiver of a portion of a Fund's advisory fees for certain periods since the inception date. In such instances, and without the waiver of fees, total returns would have been lower.

Fund Overview[2]	Institutional Shares	Investor Shares
Initial Investment	$50,000	$2,500
Inception Date	10/19/98	11/11/98
Total Net Assets		
($ x 1,000)	$19,512	$11,755
Ticker Symbol	SSMNX	RMNIX
Cusip	51855Q804	51855Q770
NAV	$12.08	$12.12
Expense Ratio[3]	2.69%	3.04%[5]
Expense Ratio[4]	1.24%	1.59%[5]

Fund Characteristics[2]	Long	Short
Number of Securities	97	96
Median Market Capitalization	$20,458	$18,405
($Wtd. x 1,000,000)		
Portfolio Turnover	213%	159%
(One year trailing)		
Price to Earnings (P/E)	16.13	28.96
Price to Book (P/B)	2.50	3.53
Price to Cash Flow	12.16	14.16
Beta	1.11	1.15
Return on Equity	17.49%	13.10%
Five-Year Earnings Growth	30.69%	15.98%

[2] Portfolio holdings are subject to change and may not represent current or future holdings.

[3] Reflects any applicable contractual limitations by Manager to waive its management fee and/or bear certain expenses. This amount includes interest expense and dividend expense on securities sold short.

[4] Reflects any applicable contractual limitations by Manager to waive its management fee and/or bear certain expenses, exclusive of nonrecurring account fees, extraordinary expenses, interest expense, and dividends on securities sold short.

[5] This reflects a blended rate, as the Manager implemented an expense limitation agreement on Investor Shares effective January 3, 2006. Please see page 143 for more information.

Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund as of 3/31/06

Top Equity Holdings[1] % of Net Assets	Long
Bank of America Corp.	4.4%
Burlington Northern Santa Fe Corp.	2.3%
Home Depot, Inc.	2.2%
CVS Corp.	2.1%
Gilead Sciences, Inc.	2.1%
The Allstate Corp.	2.1%
Anadarko Petroleum Corp.	2.0%
Exxon Mobil Corp.	2.0%
Raytheon Co.	1.9%
Countrywide Financial Corp.	1.9%
Total	**23.0%**

Top Equity Holdings[1] % of Net Assets	Short
Procter & Gamble Co.	–3.8%
Microsoft Corp.	–3.4%
General Electric Co.	–2.8%
eBay, Inc.	–2.2%
Starbucks Corp.	–2.2%
Intel Corp.	–2.1%
Wal-Mart Stores, Inc.	–2.0%
United Parcel Service, Inc., Class B	–2.0%
Exelon Corp.	–1.9%
The McGraw-Hill Cos., Inc.	–1.9%
Total	**–24.3%**

Portfolio Composition[1] % of Investments

Sector Weightings—Long Positions



○ Financials	26.3%
○ Consumer Discretionary	13.3%
○ Industrials	13.0%
● Information Technology	11.9%
● Health Care	10.2%
● Energy	9.6%
● Consumer Staples	6.7%
○ Utilities	5.7%
○ Telecommunications Services	1.9%
○ Materials	1.4%

Portfolio Composition[1] % of Short Positions

Sector Weightings—Short Positions



○ Information Technology	21.7%
○ Financials	18.1%
○ Consumer Staples	16.5%
● Consumer Discretionary	14.4%
● Health Care	10.0%
● Industrials	8.5%
○ Utilities	5.2%
○ Materials	2.6%
○ Telecommunications Services	1.8%
○ Energy	1.2%

[1] Portfolio holdings are subject to change and may not represent current or future holdings.

Laudus Rosenberg Global Long/Short Equity Fund as of 3/31/06

**Performance of a Hypothetical
$50,000 Investment in Institutional Shares[1]**



■ Institutional Shares	$66,227
■ 90-day T-bills	$57,467

**Performance of a Hypothetical
$10,000 Investment in Investor Shares[1]**



■ Investor Shares	$12,521
■ 90-day T-bills	$10,895

Average Annual Total Returns[1]

Class and Inception Date	1 year	5 year	Since Inception Institutional	Since Inception Investor
Institutional (9/29/00)	6.91%	6.55%	5.24%	n/a
Investor (8/23/01)	6.58%	n/a	n/a	5.00%
90 day T-bills	3.84%	2.20%	2.56%	2.14%

Past performance does not guarantee future results. The performance data quoted represents past performance, and current returns may be lower or higher. The performance information does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost. To obtain performance information current to the most recent month end, visit www.laudusfunds.com.

Performance data quoted does not reflect the non-recurring redemption fee of 2% that may be charged if shares are sold or exchanged within 30 days of the purchase date. If these fees were reflected, the performance data quoted would be lower.

Investments in long/short funds are more volatile and risky than some other forms of investments. Since they have both long and short portfolios, an investment will involve risks associated with twice the number of investment decisions made for a typical stock fund. These types of Funds typically have a high portfolio turnover that could increase transaction costs and cause short-term capital gains to be realized. While it may be the intent of the Manager to take long positions in stocks that outperform the market and short positions in stocks that underperform the market, there is no assurance that the Manager will be successful.

The Fund uses the return that an investor could achieve through an investment in 3-month U.S. Treasury Bills as a benchmark against which to measure the Fund's performance. AXA Rosenberg attempts to achieve returns for the Fund's shareholders which exceed the benchmark. An investment in the Fund is different from an investment in 3-month U.S. Treasury Bills because, among other differences, U.S. Treasury Bills are backed by the full faith and credit of the U.S. Government, U.S. Treasury Bills have a fixed rate of return, investors in U.S. Treasury Bills do not risk losing their investment, and an investment in the Fund is more volatile than an investment in U.S. Treasury Bills.

There are risks associated with investing in foreign companies, such as erratic market conditions, economic and political instability and fluctuations in currency exchange rates.

[1] Total returns include change in share price and reinvestment of distributions. Total returns reflect the waiver of a portion of a Fund's advisory fees for certain periods since the inception date. In such instances, and without the waiver of fees, total returns would have been lower.

Fund Overview[2]	Institutional Shares	Investor Shares
Initial Investment	$50,000	$2,500
Inception Date	9/29/00	8/23/01
Total Net Assets ($ x 1,000)	$28,279	$10,859
Ticker Symbol	MSMNX	RMSIX
Cusip	51855Q879	51855Q754
NAV	$12.31	$12.16
Expense Ratio[3]	2.96%	3.29%[5]
Expense Ratio[4]	1.95%	2.29%[5]

Fund Characteristics[2]	Long	Short
Number of Securities	543	566
Median Market Capitalization ($Wtd. x 1,000,000)	$11,455	$11,867
Portfolio Turnover (One year trailing)	178%	158%
Price to Earnings (P/E)	24.82	29.54
Price to Book (P/B)	2.27	3.19
Price to Cash Flow	12.67	14.10
Beta	1.21	1.15
Return on Equity	9.78%	11.53%
Five-Year Earnings Growth	27.45%	18.97%

[2] Portfolio holdings are subject to change and may not represent current or future holdings.

[3] Reflects any applicable contractual limitations by Manager to waive its management fee and/or bear certain expenses. This amount includes interest expense and dividend expense on securities sold short.

[4] Reflects any applicable contractual limitations by Manager to waive its management fee and/or bear certain expenses, exclusive of nonrecurring account fees, extraordinary expenses, interest expense and dividends on securities sold short.

[5] This reflects a blended rate, as the Manager implemented an expense limitation agreement on Investor Shares effective January 3, 2006. Please see page 143 for more information.

Laudus Rosenberg Global Long/Short Equity Fund as of 3/31/06

Top Equity Holdings [1] % of Net Assets	Long
Bank of America Corp.	1.0%
Hewlett-Packard Co.	0.8%
Moody's Corp.	0.8%
Transocean, Inc.	0.7%
J.C. Penney Co., Inc.	0.6%
Chicago Mercantile Exchange Holdings, Inc.	0.6%
Caterpillar, Inc.	0.6%
UnitedHealth Group, Inc.	0.5%
Agilent Technologies, Inc.	0.5%
JFE Holdings, Inc.	0.5%
Total	**6.6%**

Top Equity Holdings [1] % of Net Assets	Short
Wal-Mart Stores, Inc.	–1.1%
General Electric Co.	–1.0%
Microsoft Corp.	–1.0%
eBay, Inc.	–0.9%
Intel Corp.	–0.7%
Amazon.com, Inc.	–0.6%
Zimmer Holdings, Inc.	–0.6%
Forest Laboratories, Inc.	–0.6%
The Progressive Corp.	–0.6%
Network Appliance, Inc.	–0.6%
Total	**–7.7%**

Portfolio Composition[1] % of Investments

Sector Weightings—Long Holdings



Financials	18.4%
Industrials	16.2%
Information Technology	15.8%
Consumer Discretionary	12.7%
Energy	10.3%
Health Care	8.8%
Materials	7.6%
Consumer Staples	4.5%
Utilities	3.2%
Telecommunications Services	2.5%

Portfolio Composition[1] % of Short Positions

Sector Weightings—Short Positions



Consumer Discretionary	20.5%
Information Technology	17.8%
Industrials	14.3%
Financials	14.1%
Consumer Staples	10.1%
Health Care	9.3%
Materials	6.7%
Utilities	3.2%
Telecommunications Services	2.3%
Energy	1.7%

Portfolio Composition[1] % of Net Assets

Country Weightings—Long Holdings



United States	45.6%
Japan	23.3%
United Kingdom	5.9%
France	3.8%
Germany	2.7%
Italy	2.5%
Spain	2.1%
Switerland	1.6%
Sweden	1.2%
Netherlands	1.1%
Belgium	0.6%
Denmark	0.6%
Ireland	0.5%
Norway	0.5%
Austria	0.3%
Finland	0.1%
Other	7.6%

Portfolio Composition[1] % of Net Assets

Country Weightings—Short Positions



United States	45.1%
Japan	23.3%
United Kingdom	5.7%
France	4.2%
Italy	2.1%
Germany	2.0%
Spain	1.9%
Netherlands	1.5%
Finland	1.2%
Denmark	1.1%
Sweden	1.1%
Belgium	0.9%
Norway	0.6%
Switzerland	0.5%
Austria	0.3%
Other	8.5%

[1] Portfolio holdings are subject to change and may not represent current or future holdings.

Performance and Fund Facts

Laudus Rosenberg Value Long/Short Equity Fund as of 3/31/06

Performance of a Hypothetical
$50,000 Investment in Institutional Shares[1]



■ Institutional Shares	$62,743
■ 90-day T-bills	$65,962

Performance of a Hypothetical
$10,000 Investment in Investor Shares[1]



■ Investor Shares	$12,223
■ 90-day T-bills	$13,187

Average Annual Total Returns[1]

Class and Inception Date	1 year	5 year	Since Inception Institutional	Since Inception Investor
Institutional (12/16/97)	2.41%	6.40%	2.78%	n/a
Investor (12/18/97)	2.08%	6.10%	n/a	2.45%
90 day T-bills	3.84%	2.20%	3.40%	3.39%

Past performance does not guarantee future results. The performance data quoted represents past performance, and current returns may be lower or higher. The performance information does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost. To obtain performance information current to the most recent month end, visit www.laudusfunds.com.

Performance data quoted does not reflect the non-recurring redemption fee of 2% that may be charged if shares are sold or exchanged within 30 days of the purchase date. If these fees were reflected, the performance data quoted would be lower.

Investments in long/short funds are more volatile and risky than some other forms of investments. Since they have both long and short portfolios, an investment will involve risks associated with twice the number of investment decisions made for a typical stock fund. These types of Funds typically have a high portfolio turnover that could increase transaction costs and cause short-term capital gains to be realized. While it may be the intent of the Manager to take long positions in stocks that outperform the market and short positions in stocks that underperform the market, there is no assurance that the Manager will be successful.

The Fund uses the return that an investor could achieve through an investment in 3-month U.S. Treasury Bills as a benchmark against which to measure the Fund's performance. AXA Rosenberg attempts to achieve returns for the Fund's shareholders which exceed the benchmark. An investment in the Fund is different from an investment in 3-month U.S. Treasury Bills because, among other differences, U.S. Treasury Bills are backed by the full faith and credit of the U.S. Government, U.S. Treasury Bills have a fixed rate of return, investors in U.S. Treasury Bills do not risk losing their investment, and an investment in the Fund is more volatile than an investment in U.S. Treasury Bills.

Small- and mid-capitalization funds typically carry additional risk since small- and mid-capitalization companies generally have a higher risk of failure.

Value-based investments are subject to the risk that the broad market may not recognize their value.

[1] Total returns include change in share price and reinvestment of distributions. Total returns reflect the waiver of a portion of a Fund's advisory fees for certain periods since the inception date. In such instances, and without the waiver of fees, total returns would have been lower.

Fund Overview[2]	Institutional Shares	Investor Shares
Initial Investment	$50,000	$2,500
Inception Date	12/16/97	12/18/97
Total Net Assets	$189,254	$63,036
($ x 1,000)		
Ticker Symbol	BMNIX	BRMIX
Cusip	51855Q861	51855Q762
NAV	$10.66	$10.55
Expense Ratio[3]	2.90%	3.22%[5]
Expense Ratio[4]	1.74%	2.07%[5]

Fund Characteristics[2]	Long	Short
Number of Securities	885	505
Median Market Capitalization	$2,620	$2,779
($Wtd. x 1,000,000)		
Portfolio Turnover	122%	123%
(One year trailing)		
Price to Earnings (P/E)	22.81	50.97
Price to Book (P/B)	2.26	2.89
Price to Cash Flow	14.78	17.37
Beta	1.37	1.40
Return on Equity	10.71%	5.83%
Five-Year Earnings Growth	31.26%	14.46%

[2] Portfolio holdings are subject to change and may not represent current or future holdings.

[3] Reflects any applicable contractual limitations by Manager to waive its management fee and/or bear certain expenses. This amount includes interest expense and dividend expense on securities sold short.

[4] Reflects any applicable contractual limitations by Manager to waive its management fee and/or bear certain expenses, exclusive of nonrecurring account fees, extraordinary expenses, interest expense, and dividends on securities sold short.

[5] This reflects a blended rate, as the Manager implemented an expense limitation agreement on Investor Shares effective January 3, 2006. Please see page 143 for more information.

Laudus Rosenberg Value Long/Short Equity Fund as of 3/31/06

Top Equity Holdings[1] % of Net Assets	Long
Celgene Corp.	1.3%
Allegheny Technologies, Inc.	1.3%
Joy Global, Inc.	0.9%
Eagle Materials, Inc.	0.9%
Darden Restaurants, Inc.	0.9%
Oshkosh Truck Corp.	0.9%
CheckFree Corp.	0.9%
Patterson-UTI Energy, Inc.	0.9%
Lennar Corp., Class A	0.9%
Rowan Cos., Inc.	0.9%
Total	**9.8%**

Top Equity Holdings[1] % of Net Assets	Short
E*TRADE Financial Corp.	−1.3%
Boston Properties, Inc.	−1.0%
NCR Corp.	−1.0%
Intuitive Surgical, Inc.	−1.0%
Amylin Pharmaceuticals, Inc.	−1.0%
Apartment Investment & Management Co., Class A	−1.0%
Altera Corp.	−0.9%
Terex Corp.	−0.9%
NAVTEQ Corp.	−0.8%
Avaya, Inc.	−0.8%
Total	**−9.7%**

Portfolio Composition[1] % of Investments

Sector Weightings—Long Holdings



○ Information Technology	19.9%
● Financials	18.9%
● Consumer Discretionary	15.8%
● Industrials	15.4%
● Health Care	10.6%
● Materials	7.0%
● Energy	6.5%
● Consumer Staples	2.8%
● Utilities	2.6%
● Telecommunications Services	0.5%

Portfolio Composition[1] % of Short Positions

Sector Weightings—Short Positions



○ Financials	20.3%
● Information Technology	18.6%
● Consumer Discretionary	17.3%
● Health Care	17.0%
● Industrials	8.1%
● Materials	7.3%
● Consumer Staples	4.7%
● Energy	3.6%
● Utilities	2.6%
● Telecommunications Services	0.5%

[1] Portfolio holdings are subject to change and may not represent current or future holdings.

Disclosure of Fund Expenses (Unaudited)

Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for the period beginning October 1, 2005 and held through March 31, 2006, unless otherwise noted.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's share classes' actual expense ratios and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 10/1/05	Ending Account Value (Net of Expenses) at 3/31/06	Expenses Paid During Period[2] 10/1/05 - 3/31/06
Laudus Rosenberg U.S. Large Capitalization Fund				
Institutional Shares	0.99%			
Actual Return		$1,000	$1,070.10	$ 5.12
Hypothetical 5% Return		$1,000	$1,019.98	$ 5.00
Investor Shares	1.32%[3]			
Actual Return		$1,000	$1,068.80	$ 6.81
Hypothetical 5% Return		$1,000	$1,018.35	$ 6.64
Laudus Rosenberg U.S. Large Capitalization Growth Fund				
Institutional Shares	1.01%			
Actual Return		$1,000	$1,064.10	$ 5.17
Hypothetical 5% Return		$1,000	$1,019.92	$ 5.06
Investor Shares	1.31%[3]			
Actual Return		$1,000	$1,062.60	$ 6.74
Hypothetical 5% Return		$1,000	$1,018.40	$ 6.60
Laudus Rosenberg U.S. Large Capitalization Value Fund				
Institutional Shares	0.84%			
Actual Return		$1,000	$1,069.00	$ 4.32
Hypothetical 5% Return		$1,000	$1,020.76	$ 4.22
Investor Shares	1.20%[3]			
Actual Return		$1,000	$1,066.40	$ 6.18
Hypothetical 5% Return		$1,000	$1,018.95	$ 6.04

[1] Based on the most recent six-month expense ratio (including dividend expense) net of waiver; may differ from the expense ratio provided in Financial Highlights. Refer to financial notes for more information about the funds' expenses.

[2] Expenses for each fund or share class are equal to that fund's or share class' annualized expense ratio (net of any expenses waived or reimbursed), multiplied by the average account value for the hypothetical account over the period, multiplied by 182 days of the period, and divided by 365 days of the fiscal year.

[3] This reflects a blended rate, as the Manager implemented an expense limitation agreement on Investor Shares effective January 3, 2006. Please see page 143 for more information.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 10/1/05	Ending Account Value (Net of Expenses) at 3/31/06	Expenses Paid During Period[2] 10/1/05 - 3/31/06
Laudus Rosenberg U.S. Discovery Fund				
Institutional Shares	1.06%			
Actual Return		$1,000	$1,118.60	$ 5.58
Hypothetical 5% Return		$1,000	$1,019.67	$ 5.31
Investor Shares	1.40%[3]			
Actual Return		$1,000	$1,116.50	$ 7.41
Hypothetical 5% Return		$1,000	$1,017.93	$ 7.06
Laudus Rosenberg U.S. Small Capitalization Fund				
Institutional Shares	1.03%			
Actual Return		$1,000	$1,116.00	$ 5.42
Hypothetical 5% Return		$1,000	$1,019.81	$ 5.17
Adviser Shares	1.31%			
Actual Return		$1,000	$1,114.30	$ 6.91
Hypothetical 5% Return		$1,000	$1,018.40	$ 6.59
Investor Shares	1.37%[3]			
Actual Return		$1,000	$1,114.40	$ 7.21
Hypothetical 5% Return		$1,000	$1,018.12	$ 6.88
Laudus Rosenberg International Equity Fund				
Institutional Shares	1.34%			
Actual Return		$1,000	$1,130.60	$ 7.12
Hypothetical 5% Return		$1,000	$1,018.24	$ 6.75
Investor Shares	1.68%[3]			
Actual Return		$1,000	$1,127.40	$ 8.93
Hypothetical 5% Return		$1,000	$1,016.54	$ 8.46
Laudus Rosenberg International Small Capitalization Fund				
Institutional Shares	1.14%			
Actual Return		$1,000	$1,196.40	$ 6.27
Hypothetical 5% Return		$1,000	$1,019.22	$ 5.76
Investor Shares	1.50%[3]			
Actual Return		$1,000	$1,194.80	$ 8.23
Hypothetical 5% Return		$1,000	$1,017.43	$ 7.57
Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund				
Institutional Shares	2.81%			
Actual Return		$1,000	$1,053.60	$14.40
Hypothetical 5% Return		$1,000	$1,010.91	$14.10
Investor Shares	3.16%[3]			
Actual Return		$1,000	$1,052.50	$16.15
Hypothetical 5% Return		$1,000	$1,009.20	$15.81
Laudus Rosenberg Global Long/Short Equity Fund				
Institutional Shares	2.23%			
Actual Return		$1,000	$1,019.90	$11.21
Hypothetical 5% Return		$1,000	$1,013.84	$11.17
Investor Shares	2.71%[3]			
Actual Return		$1,000	$1,018.80	$13.66
Hypothetical 5% Return		$1,000	$1,011.40	$13.61
Laudus Rosenberg Value Long/Short Equity Fund				
Institutional Shares	2.83%			
Actual Return		$1,000	$1,015.40	$14.20
Hypothetical 5% Return		$1,000	$1,010.84	$14.17
Investor Shares	3.16%[3]			
Actual Return		$1,000	$1,013.90	$15.86
Hypothetical 5% Return		$1,000	$1,009.18	$15.82

[1] Based on the most recent six-month expense ratio (including dividend expense) net of waivers may differ from the expense ratio provided in Financial Highlights. Refer to financial notes for more information about the funds' expenses.

[2] Expenses for each fund or share class are equal to that fund's or share class' annualized expense ratio (net of any expenses waived or reimbursed), multiplied by the average account value for the hypothetical account over the period, multiplied by 182 days of the period, and divided by 365 days of the fiscal year.

[3] This reflects a blended rate, as the Manager implemented an expense limitation agreement on Investor Shares effective January 3, 2006. Please see page 143 for more information.

Laudus Rosenberg U.S. Large Capitalization Fund

Portfolio Holdings as of March 31, 2006,

Holdings by Category		Cost ($)	Value ($)
97.9%	Common Stock	54,568,034	62,958,973
0.7%	Short Term Investment	442,944	442,944
98.6%	Total Investments	55,010,978	63,401,917
1.4%	Other Assets and Liabilities		920,049
100.0%	Net Assets		64,321,966

Security	Number of Shares	Value ($)
Common Stock 97.9% of net assets		
Agriculture, Food & Beverage 2.5%		
Archer-Daniels-Midland Co.	21,600	726,840
General Mills, Inc.	8,380	424,698
Kraft Foods, Inc., Class A	9,500	287,945
PepsiAmericas, Inc.	1,130	27,629
The Pepsi Bottling Group, Inc.	5,000	151,950
		1,619,062
Airlines 0.6%		
AMR Corp. *	380	10,279
FedEx Corp.	3,480	393,031
		403,310
Autos 0.9%		
Autoliv, Inc.	1,310	74,120
Oshkosh Truck Corp.	2,000	124,480
Paccar, Inc.	5,200	366,496
TRW Automotive Holdings Corp. *	1,500	34,950
		600,046
Banks & Credit Institutions 7.3%		
Bank of America Corp.	50,200	2,286,108
Comerica, Inc.	4,700	272,459
Countrywide Financial Corp.	17,548	644,012
KeyCorp	1,100	40,480
SunTrust Banks, Inc.	200	14,552
Wachovia Corp.	25,982	1,456,291
		4,713,902
Basic Minerals & Metals 2.3%		
Allegheny Technologies, Inc.	3,300	201,894
Carpenter Technology Corp.	800	75,616
Commercial Metals Co.	2,000	106,980
Freeport-McMoran Copper & Gold, Inc., Class B	5,600	334,712
Maverick Tube Corp. *	810	42,922
Nucor Corp.	2,390	250,448
Phelps Dodge Corp.	3,800	306,014
Reliance Steel & Aluminum Co.	500	46,960
Southern Copper Corp.	1,000	84,480
Steel Dynamics, Inc.	711	40,335
		1,490,361
Beer, Liquor, & Tobacco 1.3%		
Altria Group, Inc.	11,900	843,234

Security	Number of Shares	Value ($)
Biotechnology 1.3%		
Gilead Sciences, Inc. *	12,904	802,887
Cellular & Wireless 0.4%		
NII Holdings, Inc. *	4,000	235,880
Chemicals & Rubber 1.1%		
Agrium, Inc.	3,600	90,936
FMC Corp.	1,000	61,980
Monsanto Co.	5,770	489,008
The Scotts Miracle-Gro Co., Class A	990	45,302
Valspar Corp.	100	2,787
		690,013
Commercial Aircraft & Components 0.0%		
Rockwell Collins, Inc.	69	3,888
Communications Utilities 4.3%		
AT&T Corp.	57,940	1,566,698
Google, Inc., Class A *	3,100	1,209,000
		2,775,698
Construction & Homebuilding 0.8%		
Beazer Homes USA, Inc.	1,700	111,690
KB Home	268	17,415
Lennar Corp., Class A	5,100	307,938
MDC Holdings, Inc.	300	19,293
The Ryland Group, Inc.	1,060	73,564
		529,900
Construction Materials 0.6%		
Eagle Materials, Inc.	1,800	114,768
Martin Marietta Materials, Inc.	1,200	128,436
MDU Resources Group, Inc.	3,330	111,389
		354,593
Consumer Durables 0.4%		
Thor Industries, Inc.	1,100	58,696
Whirlpool Corp.	2,100	192,087
		250,783
Drugs & Pharmaceuticals 3.9%		
Allergan, Inc.	1,050	113,925
Barr Pharmaceuticals, Inc. *	880	55,422
Bristol-Myers Squibb Co.	38,640	950,931
Celgene Corp. *	8,000	353,760
Endo Pharmaceutical Holdings, Inc. *	1,996	65,489
Merck & Co., Inc.	5,540	195,174
Pfizer, Inc.	9,500	236,740
Wyeth	11,250	545,850
		2,517,291
Electric Utilities 3.2%		
Alliant Energy Corp.	3,800	119,586
Consolidated Edison, Inc.	8,220	357,570
DTE Energy Co.	6,230	249,761
FirstEnergy Corp.	3,640	177,996
FPL Group, Inc.	9,260	371,696

See the accompanying notes to the financial statements.

Security	Number of Shares	Value ($)
Pepco Holdings, Inc.	3,500	79,765
PG&E Corp.	7,736	300,930
Sempra Energy	660	30,664
TXU Corp.	5,101	228,321
Xcel Energy, Inc.	6,820	123,783
		2,040,072
Forest Products & Paper 0.1%		
Bemis Co.	760	24,001
Sonoco Products Co.	1,390	47,079
		71,080
Furniture & Household Items 0.6%		
Hasbro, Inc.	5,570	117,527
Mattel, Inc.	4,670	84,667
Steelcase, Inc., Class A	2,400	43,200
Thomas & Betts Corp. *	2,400	123,312
		368,706
Government Aircraft & Defense 1.2%		
General Dynamics Corp.	2,800	179,144
Raytheon Co.	11,940	547,329
The Boeing Co.	390	30,393
		756,866
Health Care & Hospital 2.2%		
Aetna, Inc.	14,294	702,407
Health Net, Inc. *	3,300	167,706
Manor Care, Inc.	1,700	75,395
Pediatrix Medical Group, Inc. *	110	11,291
UnitedHealth Group, Inc.	8,176	456,711
		1,413,510
Information & Services 3.4%		
Caterpillar, Inc.	8,410	603,922
Cendant Corp.	28,480	494,128
Ceridian Corp. *	1,700	43,265
CheckFree Corp. *	117	5,909
Convergys Corp. *	4,600	83,766
Expedia, Inc. *	4,105	83,208
Manpower, Inc.	1,839	105,154
Moody's Corp.	7,700	550,242
Pharmaceutical Product Development, Inc. (PPD)	3,200	110,752
The Dun & Bradstreet Corp. *	1,100	84,348
		2,164,694
Instruments 2.0%		
Agilent Technologies, Inc. *	5,260	197,513
Becton Dickinson & Co.	8,360	514,809
Honeywell International, Inc.	410	17,536
Johnson & Johnson	3,500	207,270
Mettler-Toledo International, Inc. *	1,360	82,062
PerkinElmer, Inc.	4,780	112,186
Teleflex, Inc.	1,360	97,417
Varian Medical Systems, Inc. *	730	40,997
		1,269,790

Security	Number of Shares	Value ($)
Insurance 7.3%		
ACE Ltd.	7,970	414,520
American Financial Group, Inc.	1,200	49,932
American International Group, Inc.	19,820	1,309,904
Arch Capital Group Ltd. *	2,438	140,770
CNA Financial Corp. *	1,700	54,128
HCC Insurance Holdings, Inc.	2,080	72,384
Loews Corp.	4,600	465,520
Metlife, Inc.	30	1,451
MGIC Investment Corp.	3,400	226,542
Old Republic International Corp.	8,300	181,106
Protective Life Corp.	2,290	113,904
Radian Group, Inc.	3,000	180,750
Reinsurance Group of America, Inc.	1,000	47,290
StanCorp Financial Group, Inc.	2,200	119,042
The Allstate Corp.	17,900	932,769
Torchmark Corp.	110	6,281
UnumProvident Corp.	8,500	174,080
W. R. Berkley Corp.	2,300	133,538
Wesco Financial Corp.	100	39,900
		4,663,811
Integrated Oil Companies 9.2%		
ChevronTexaco Corp.	21,320	1,235,920
ConocoPhillips	22,720	1,434,768
Exxon Mobil Corp.	34,020	2,070,457
Marathon Oil Corp.	10,420	793,691
Occidental Petroleum Corp.	4,410	408,587
		5,943,423
IT Hardware 4.7%		
Cisco Systems, Inc. *	5,870	127,203
Corning, Inc. *	190	5,113
Freescale Semiconductor, Inc., Class A *	10,480	291,449
Harris Corp.	2,830	133,831
Intel Corp.	2,700	52,245
Intersil Corp., Class A	66	1,909
LSI Logic Corp. *	10,990	127,044
Marvell Technology Group Ltd. *	7,400	400,340
MEMC Electronic Materials, Inc. *	5,000	184,600
Micron Technology, Inc. *	14,190	208,877
Motorola, Inc.	13,272	304,061
QUALCOMM, Inc.	7,689	389,140
Teradyne, Inc. *	100	1,551
Texas Instruments, Inc.	21,208	688,624
Vishay Intertechnology, Inc. *	5,280	75,187
		2,991,174
Land & Water Transportation 1.3%		
Burlington Northern Santa Fe Corp.	8,700	724,971
CNF, Inc. *	500	24,970
J.B. Hunt Transport Services, Inc.	3,885	83,683
		833,624
Mainframe & Minicomputers 1.4%		
Apple Computer, Inc. *	14,462	**907,057**

See the accompanying notes to the financial statements.

Portfolio Holdings continued

Security	Number of Shares	Value ($)
Metal Products & Machinery 4.2%		
Crane Co.	1,700	69,717
Crown Holdings, Inc. *	180	3,193
Cummins, Inc.	1,800	189,180
General Electric Co.	36,800	1,279,904
Joy Global, Inc.	2,910	173,931
Kennametal, Inc.	1,400	85,596
Lennox International, Inc.	1,530	45,686
Trinity Industries, Inc.	200	10,878
Tyco International Ltd.	6,480	174,182
United Technologies Corp.	11,400	660,858
		2,693,125
Miscellaneous Finance 6.9%		
A.G. Edwards, Inc.	2,800	139,608
Affiliated Managers Group, Inc. *	900	95,949
Chicago Mercantile Exchange Holdings, Inc.	700	313,250
Citigroup, Inc.	12,505	590,611
JPMorgan Chase & Co.	17,000	707,880
Lehman Brothers Holdings, Inc.	625	90,331
Merrill Lynch & Co., Inc.	13,850	1,090,826
Morgan Stanley	18,339	1,152,056
Raymond James Financial, Inc.	2,850	84,246
The Goldman Sachs Group, Inc.	940	147,543
		4,412,300
Oil & Coal Resources 1.0%		
Anadarko Petroleum Corp.	4,317	436,060
Apache Corp.	80	5,241
Cimarex Energy Co.	1,680	72,677
EOG Resources, Inc.	100	7,200
Ultra Petroleum Corp. *	2,308	143,811
		664,989
Oil Distribution 0.7%		
Frontier Oil Corp.	500	29,675
Oneok, Inc.	1,810	58,372
Valero Energy Corp.	6,550	391,559
		479,606
Oil Drilling & Services 1.0%		
Diamond Offshore Drilling, Inc.	900	80,550
Grant Prideco, Inc. *	800	34,272
Pride International, Inc. *	1,470	45,835
Rowan Cos., Inc. *	3,380	148,585
Tidewater, Inc.	2,040	112,669
Transocean, Inc. *	2,790	224,037
		645,948
Photo-optical, Micros & Office Machinery 3.5%		
Hewlett-Packard Co.	52,300	1,720,670
Seagate Technology *	14,150	372,570
Western Digital Corp. *	7,510	145,919
		2,239,159
Publishing, Broadcasting & Cinema 0.2%		
News Corp., Class B	1,350	23,706
Time Warner, Inc.	7,922	133,010
		156,716

Security	Number of Shares	Value ($)
Real Estate Development 0.0%		
Service Corp. International	2,660	**20,748**
Real Estate Investment Trusts 0.6%		
AMB Property Corp.	170	9,226
CBL & Associates Properties, Inc.	600	25,470
Colonial Properties Trust	400	20,052
HRPT Properties Trust	4,640	54,473
New Plan Excel Realty Trust	2,250	58,365
Reckson Associates Realty Corp.	3,300	151,206
Trizec Properties, Inc.	3,600	92,628
		411,420
Restaurants, Hotels & Theaters 1.2%		
ARAMARK Corp., Class B	2,600	76,804
Brinker International, Inc.	900	38,025
CBRL Group, Inc.	300	13,173
Darden Restaurants, Inc.	5,190	212,946
McDonald's Corp.	11,060	380,021
Wendy's International, Inc.	1,130	70,128
		791,097
Retail 8.0%		
AnnTaylor Stores Corp. *	2,360	86,824
AutoNation, Inc. *	4,570	98,484
Chico's FAS, Inc. *	6,000	243,840
Claire's Stores, Inc.	3,331	120,949
CVS Corp.	23,160	691,789
Home Depot, Inc.	39,300	1,662,390
J.C. Penney Co., Inc.	7,230	436,764
Lowe's Cos., Inc.	16,460	1,060,683
Nordstrom, Inc.	6,600	258,588
O'Reilly Automotive, Inc. *	3,116	113,921
Sabre Holdings Corp., Class A	4,600	108,238
Staples, Inc.	8,960	228,659
Wal-Mart Stores, Inc.	600	28,344
		5,139,473
Soaps & Cosmetics 0.4%		
Procter & Gamble Co.	4,500	**259,290**
Software 3.3%		
Autodesk, Inc. *	5,634	217,022
BMC Software, Inc. *	6,190	134,075
Cadence Design Systems, Inc. *	11,000	203,390
Cognizant Technology Solutions Corp., Class A *	4,820	286,742
Computer Sciences Corp. *	6,840	379,962
Compuware Corp. *	6,196	48,515
Emdeon Corp. *	8,108	87,566
Fidelity National Financial, Inc.	70	2,487
First American Corp.	2,700	105,732
International Business Machines Corp.	1,000	82,470
Microsoft Corp.	19,395	527,738
Synopsys, Inc. *	2,850	63,698
		2,139,397
Textiles & Apparel 1.3%		
Coach, Inc. *	11,620	401,820
Mohawk Industries, Inc. *	1,670	134,802

See the accompanying notes to the financial statements.

Laudus Rosenberg U.S. Large Capitalization Fund

Security	Number of Shares	Value ($)
Nike, Inc., Class B	440	37,444
Polo Ralph Lauren Corp.	1,740	105,461
VF Corp.	2,910	165,579
		845,106
Wholesale 1.3%		
Arrow Electronics, Inc. *	1,250	40,337
Avnet, Inc. *	5,600	142,128
Express Scripts, Inc. *	2,831	248,845
Omnicare, Inc.	2,000	109,980
W.W. Grainger, Inc.	2,700	203,445
WESCO International, Inc. *	900	61,209
		805,944
Total Common Stock (Cost $54,568,034)		**62,958,973**

Security	Face Amount ($)	Value ($)
Short-term Investment 0.7% of net assets		
Repurchase Agreement 0.7%		
State Street Bank dated 03/31/06, due 04/3/06 at 3.75% with a maturity value of $443,082 (fully collateralized by Federal National Mortgage Association with a value of $455,958)	442,944	**442,944**
Total Short-term Investment (Cost $442,944)		**442,944**

End of Investments.

At March 31, 2006 the tax basis cost of the fund's investments was $55,095,938, and the unrealized appreciation and depreciation were $8,680,364 and ($374,385), respectively, with a net unrealized appreciation of $8,305,979.

* Non-income producing security.

Laudus Rosenberg U.S. Large Capitalization Growth Fund

Portfolio Holdings as of March 31, 2006

Holdings by Category		Cost ($)	Value ($)
98.3%	**Common Stock**	41,992,970	45,455,488
2.1%	**Short-term Investment**	960,665	960,665
100.4%	**Total Investments**	42,953,635	46,416,153
2.1%	**Collateral for Securities on Loan**	955,482	955,482
(2.5)%	**Other Assets and Liabilities**		(1,136,216)
100.0%	**Net Assets**		46,235,419

Security	Number of Shares	Value ($)
Common Stock 98.3% of net assets		
Agriculture, Food & Beverage 2.8%		
General Mills, Inc.	1,000	50,680
Kellogg Co.	2,600	114,504
PepsiAmericas, Inc.	300	7,335
PepsiCo, Inc.	14,000	809,060
The Coca-Cola Co.	6,500	272,155
The Pepsi Bottling Group, Inc.	1,700	51,663
		1,305,397
Airlines 0.9%		
AMR Corp. (a)*	870	23,534
FedEx Corp.	3,310	373,831
		397,365
Autos 0.6%		
Autoliv, Inc.	153	8,657
Oshkosh Truck Corp.	1,500	93,360
Paccar, Inc.	2,200	155,056
		257,073
Banks & Credit Institutions 2.5%		
American Express Co.	5,700	299,535
Bank of America Corp.	400	18,216
Bank of Hawaii Corp.	200	10,662
Capital One Financial Corp.	1,300	104,676
Countrywide Financial Corp.	1,550	56,885
Hudson City Bancorp, Inc.	8,800	116,952
Mellon Financial Corp.	1,400	49,840
SLM Corp.	2,000	103,880
State Street Corp.	1,500	90,645
Synovus Financial Corp.	4,500	121,905
TD Banknorth, Inc.	460	13,501
U.S. Bancorp	500	15,250
Wachovia Corp.	254	14,237
Wells Fargo & Co.	2,500	159,675
		1,175,859
Basic Minerals & Metals 1.3%		
Allegheny Technologies, Inc.	1,400	85,652
Freeport-McMoRan Copper & Gold, Inc., Class B	2,600	155,402
Harsco Corp. (a)	1,000	82,620
Phelps Dodge Corp.	1,600	128,848

Security	Number of Shares	Value ($)
Precision Castparts Corp.	1,200	71,280
Southern Copper Corp.	800	67,584
		591,386
Beer, Liquor, & Tobacco 1.2%		
Altria Group, Inc.	5,200	368,472
Anheuser-Busch Cos., Inc.	2,300	98,371
Brown-Forman Corp., Class B	1,100	84,667
		551,510
Biotechnology 2.9%		
Amgen, Inc. *	6,300	458,325
Genentech, Inc. *	4,900	414,099
Gilead Sciences, Inc. *	5,500	342,210
Invitrogen Corp. *	230	16,130
MedImmune, Inc. *	3,600	131,688
		1,362,452
Cellular & Wireless 0.6%		
NII Holdings, Inc. *	1,900	112,043
Sprint Nextel Corp.	6,800	175,712
U.S. Cellular Corp. (a)*	200	11,872
		299,627
Chemicals & Rubber 1.2%		
Monsanto Co.	2,900	245,775
Praxair, Inc.	1,800	99,270
The Dow Chemical Co.	5,200	211,120
The Scotts Miracle-Gro Co., Class A	400	18,304
		574,469
Communications Utilities 2.5%		
Akamai Technologies, Inc. *	3,000	98,670
American Tower Corp., Class A *	5,300	160,696
Comcast Corp., Class A *	4,700	122,952
Discovery Holding Co., Class A (a)*	2,968	44,520
Google, Inc., Class A *	1,400	546,000
Yahoo! Inc. *	6,000	193,560
		1,166,398
Construction & Homebuilding 0.6%		
Beazer Homes USA, Inc. (a)	500	32,850
Jacobs Engineering Group, Inc. *	1,000	86,740
Lennar Corp., Class A	1,434	86,585
MDC Holdings, Inc. (a)	600	38,586
The Ryland Group, Inc. (a)	700	48,580
		293,341
Construction Materials 0.6%		
Eagle Materials, Inc. (a)	24	1,530
Eagle Materials, Inc., Class B	87	5,550
Florida Rock Industries, Inc.	1,200	67,464
Martin Marietta Materials, Inc.	900	96,327
Vulcan Materials Co.	1,100	95,315
		266,186
Consumer Durables 0.2%		
Harley-Davidson, Inc.	1,400	**72,632**

See the accompanying notes to the financial statements.

Laudus Rosenberg U.S. Large Capitalization Growth Fund

Security	Number of Shares	Value ($)
Drugs & Pharmaceuticals 4.9%		
Abbott Laboratories	6,900	293,043
Allergan, Inc.	1,900	206,150
Barr Pharmaceuticals, Inc. *	310	19,524
Bristol-Myers Squibb Co.	11,100	273,171
Celgene Corp. *	4,800	212,256
Cephalon, Inc. (a)*	1,012	60,973
Dade Behring, Inc.	260	9,285
Eli Lilly & Co.	4,500	248,850
Endo Pharmaceutical Holdings, Inc. *	1,420	46,590
Forest Laboratories, Inc. *	1,700	75,871
Genzyme Corp. *	1,200	80,664
Merck & Co., Inc.	6,580	231,813
Schering-Plough Corp.	7,200	136,728
Wyeth	7,980	387,189
		2,282,107
Electric Utilities 0.7%		
PG&E Corp.	600	23,340
TXU Corp.	6,300	281,988
		305,328
Forest Products & Paper 0.6%		
3M Co.	3,800	**287,622**
Furniture & Household Items 0.3%		
Ethan Allen Interiors, Inc. (a)	200	8,404
HNI Corp.	900	53,100
Johnson Controls, Inc.	300	22,779
Mattel, Inc.	30	544
Steelcase, Inc., Class A	300	5,400
Thomas & Betts Corp. *	800	41,104
		131,331
Government Aircraft & Defense 2.1%		
Lockheed Martin Corp.	4,700	353,111
Raytheon Co.	1,900	87,096
The Boeing Co.	6,900	537,717
		977,924
Health Care & Hospital 3.3%		
Aetna, Inc.	5,900	289,926
Community Health Systems, Inc. *	500	18,075
Coventry Health Care, Inc. *	2,400	129,552
HCA, Inc.	2,100	96,159
Health Net, Inc. *	1,600	81,312
Laboratory Corp. of America Holdings *	2,000	116,960
Lincare Holdings, Inc. *	172	6,701
Manor Care, Inc.	1,900	84,265
Sierra Health Services, Inc. *	1,200	48,840
UnitedHealth Group, Inc.	11,400	636,804
VCA Antech, Inc. *	800	22,784
		1,531,378
Information & Services 3.5%		
Caterpillar, Inc.	6,300	452,403
Cendant Corp.	2,200	38,170
Ceridian Corp. *	2,100	53,445
CheckFree Corp. *	1,100	55,550
Covance, Inc. *	1,400	82,250
Equifax, Inc.	610	22,716
Expedia, Inc. *	2,920	59,188
ITT Educational Services, Inc. *	1,200	76,860
Laureate Education, Inc. (a)*	1,200	64,056
Manpower, Inc.	700	40,026
Moody's Corp.	3,400	242,964
Paychex, Inc.	1,700	70,822
Pharmaceutical Product Development, Inc. (PPD)	2,200	76,142
The Brink's Co.	1,200	60,912
The Corporate Executive Board Co.	900	90,810
The Dun & Bradstreet Corp. *	1,110	85,115
West Corp. *	600	26,796
		1,598,225
Instruments 5.7%		
Agilent Technologies, Inc. *	4,810	180,615
Baxter International, Inc.	3,000	116,430
Becton Dickinson & Co.	3,500	215,530
Boston Scientific Corp. *	3,200	73,760
Danaher Corp.	1,100	69,905
Edwards Lifesciences Corp. *	670	29,145
Guidant Corp.	300	23,418
IDEXX Laboratories, Inc. (a)*	900	77,724
Johnson & Johnson	16,500	977,130
Medtronic, Inc.	6,000	304,500
Mettler-Toledo International, Inc. *	1,000	60,340
PerkinElmer, Inc.	1,800	42,246
ResMed, Inc. *	1,700	74,766
St. Jude Medical, Inc. *	1,800	73,800
Stryker Corp.	1,400	62,076
Thermo Electron Corp. *	1,700	63,053
Varian Medical Systems, Inc. *	2,000	112,320
Zimmer Holdings, Inc. *	1,200	81,120
		2,637,878
Insurance 3.2%		
ACE, Ltd.	600	31,206
AFLAC, Inc.	5,300	239,189
Ambac Financial Group, Inc.	800	63,680
American International Group, Inc.	6,600	436,194
AON Corp.	1,300	53,963
Arthur J. Gallagher & Co. (a)	2,100	58,401
Hanover Insurance Group, Inc. *	200	10,484
HCC Insurance Holdings, Inc.	1,600	55,680
Philadelphia Consolidated Holding Corp. *	1,200	40,968
Radian Group, Inc.	300	18,075
The Progressive Corp.	900	93,834
W. R. Berkley Corp.	900	52,254
WellPoint, Inc. *	4,100	317,463
		1,471,391
Integrated Oil Companies 0.1%		
ConocoPhillips	600	**37,890**
IT Hardware 11.7%		
Amphenol Corp., Class A	1,600	83,488
Analog Devices, Inc.	1,800	68,922
Applied Materials, Inc.	8,100	141,831
Avocent Corp. *	15	476

See the accompanying notes to the financial statements.

Laudus Rosenberg U.S. Large Capitalization Growth Fund

Portfolio Holdings continued

Security	Number of Shares	Value ($)
AVX Corp. (a)	200	3,540
Broadcom Corp., Class A *	5,550	239,538
Cisco Systems, Inc. *	52,778	1,143,699
Corning, Inc. *	16,400	441,324
Crown Castle International Corp. *	2,800	79,380
Harris Corp.	2,000	94,580
Intel Corp.	31,900	617,265
Intersil Corp., Class A	2,000	57,840
Jabil Circuit, Inc. *	2,500	107,150
L-3 Communications Holdings, Inc.	1,100	94,369
Lam Research Corp. *	2,100	90,300
LSI Logic Corp. *	3,770	43,581
MEMC Electronic Materials, Inc. *	2,500	92,300
Motorola, Inc.	20,000	458,200
National Semiconductor Corp.	5,000	139,200
NVIDIA Corp. *	2,500	143,150
QUALCOMM, Inc.	13,700	693,357
Teradyne, Inc. *	2,930	45,445
Texas Instruments, Inc.	15,000	487,050
Vishay Intertechnology, Inc. *	1,500	21,360
		5,387,345
Land & Water Transportation 1.6%		
C.H. Robinson Worldwide, Inc.	2,600	127,634
CNF, Inc. *	1,400	69,916
Expeditors International Washington, Inc.	1,600	138,224
J.B. Hunt Transport Services, Inc.	400	8,616
Landstar Systems, Inc.	1,600	70,592
Norfolk Southern Corp.	1,500	81,105
United Parcel Service, Inc., Class B	3,100	246,078
		742,165
Mainframe & Minicomputers 1.9%		
Apple Computer, Inc. *	8,100	508,032
Dell, Inc. *	12,400	369,024
Sun Microsystems, Inc. *	4,260	21,854
		898,910
Metal Products & Machinery 7.2%		
Crown Holdings, Inc. *	4,100	72,734
Cummins, Inc.	700	73,570
Deere & Co.	800	63,240
Dover Corp.	2,100	101,976
Emerson Electric Co.	4,200	351,246
General Electric Co.	46,590	1,620,400
Illinois Tool Works, Inc.	1,100	105,941
Joy Global, Inc.	1,800	107,586
Parker Hannifin Corp.	1,100	88,671
Rockwell Automation, Inc.	2,600	186,966
The Stanley Works	460	23,304
The Timken Co.	1,200	38,724
United Technologies Corp.	8,500	492,745
		3,327,103
Miscellaneous Finance 2.7%		
A.G. Edwards, Inc.	200	9,972
Affiliated Managers Group, Inc. (a)*	800	85,288
Ameriprise Financial, Inc.	700	31,542
BlackRock, Inc., Class A	600	84,000
Chicago Mercantile Exchange Holdings, Inc.	500	223,750
Federated Investors, Inc., Class B	1,900	74,195
Franklin Resources, Inc.	2,200	207,328
IndyMac Bancorp, Inc. (a)	700	28,651
Legg Mason, Inc.	500	62,665
Morgan Stanley	1,600	100,512
Nuveen Investments, Inc., Class A (a)	1,500	72,225
T. Rowe Price Group, Inc.	1,900	148,599
The Goldman Sachs Group, Inc.	900	141,264
		1,269,991
Oil & Coal Resources 2.1%		
Anadarko Petroleum Corp.	400	40,404
Apache Corp.	200	13,102
Burlington Resources, Inc.	300	27,573
Chesapeake Energy Corp. (a)	2,800	87,948
CONSOL Energy, Inc.	1,300	96,408
Denbury Resources, Inc. *	2,700	85,509
EOG Resources, Inc.	3,200	230,400
Peabody Energy Corp.	3,800	191,558
Range Resources Corp.	1,800	49,158
Southwestern Energy Co. *	130	4,185
Unit Corp. *	800	44,600
XTO Energy, Inc.	1,800	78,426
		949,271
Oil Distribution 0.6%		
Questar Corp.	800	56,040
Sunoco, Inc.	1,600	124,112
Tesoro Petroleum Corp.	1,100	75,174
		255,326
Oil Drilling & Services 2.7%		
Baker Hughes, Inc.	4,300	294,120
Cooper Cameron Corp. *	1,400	61,712
Diamond Offshore Drilling, Inc. (a)	1,100	98,450
ENSCO International, Inc.	1,800	92,610
FMC Technologies, Inc. *	1,600	81,952
Grant Prideco, Inc. *	1,900	81,396
Halliburton Co.	3,300	240,966
Helmerich & Payne, Inc.	600	41,892
Patterson-UTI Energy, Inc.	3,000	95,880
Pride International, Inc. *	2,010	62,672
Rowan Cos., Inc. *	1,700	74,732
Tidewater, Inc.	700	38,661
		1,265,043
Photo-optical, Micros & Office Machinery 0.8%		
EMC Corp. *	11,700	159,471
SanDisk Corp. *	2,100	120,792
Western Digital Corp. *	3,470	67,422
		347,685
Publishing, Broadcasting & Cinema 0.9%		
American Greetings Corp., Class A (a)	200	4,324
Monster Worldwide, Inc. *	1,800	89,748
Omnicom Group, Inc.	900	74,925
The McGraw-Hill Cos., Inc.	1,800	103,716

See the accompanying notes to the financial statements.

Laudus Rosenberg U.S. Large Capitalization Growth Fund

Security	Number of Shares	Value ($)
The Walt Disney Co.	2,300	64,147
Time Warner, Inc.	4,100	68,839
		405,699
Real Estate Development 0.2%		
CB Richard Ellis Group, Inc., Class A *	1,200	**96,840**
Real Estate Investment Trusts 0.0%		
SL Green Realty Corp.	200	**20,300**
Restaurants, Hotels & Theaters 1.5%		
ARAMARK Corp., Class B	2,100	62,034
Brinker International, Inc.	1,900	80,275
CBRL Group, Inc.	500	21,955
Darden Restaurants, Inc.	2,400	98,472
Penn National Gaming, Inc. *	100	4,218
Starbucks Corp. *	3,800	143,032
Starwood Hotels & Resorts Worldwide, Inc. *	2,000	135,460
Wendy's International, Inc.	1,400	86,884
YUM! Brands, Inc.	1,400	68,404
		700,734
Retail 10.1%		
Advance Auto Parts, Inc.	1,300	54,132
AnnTaylor Stores Corp. *	1,000	36,790
Barnes & Noble, Inc.	200	9,250
Best Buy Co., Inc.	5,200	290,836
Borders Group, Inc. (a)	200	5,048
Caremark Rx, Inc.	2,000	98,360
Chico's FAS, Inc. *	2,600	105,664
Circuit City Stores, Inc.	2,200	53,856
Claire's Stores, Inc.	2,100	76,251
CVS Corp.	10,300	307,661
eBay, Inc. *	5,400	210,924
Fastenal Co.	2,000	94,680
Home Depot, Inc.	18,000	761,400
J.C. Penney Co., Inc.	1,400	84,574
Kohl's Corp. *	1,500	79,515
Limited Brands, Inc.	5,300	129,638
Lowe's Cos., Inc.	7,000	451,080
Nordstrom, Inc.	3,200	125,376
O'Reilly Automotive, Inc. *	2,300	84,088
Office Depot, Inc. *	1,300	48,412
Staples, Inc.	9,900	252,648
Target Corp.	8,400	436,884
The Men's Wearhouse, Inc.	1,400	50,316
Wal-Mart Stores, Inc.	13,000	614,120
Walgreen Co.	5,000	215,650
		4,677,153

Security	Number of Shares	Value ($)
Soaps & Cosmetics 2.5%		
Avon Products, Inc.	2,300	71,691
Colgate-Palmolive Co.	1,900	108,490
Procter & Gamble Co.	17,000	979,540
		1,159,721
Software 6.7%		
Adobe Systems, Inc. *	3,104	108,392
Autodesk, Inc. *	2,010	77,425
Automatic Data Processing, Inc.	2,800	127,904
BMC Software, Inc. *	1,600	34,656
Cadence Design Systems, Inc. *	3,400	62,866
Cerner Corp. *	440	20,878
Citrix Systems, Inc. *	2,600	98,540
Cognizant Technology Solutions Corp., Class A *	2,100	124,929
Compuware Corp. *	4,671	36,574
Electronic Arts, Inc. *	1,500	82,080
Emdeon Corp. *	5,616	60,653
Fidelity National Financial, Inc.	300	10,659
First Data Corp.	3,800	177,916
Global Payments, Inc.	100	5,301
Hyperion Solutions Corp. *	1,700	55,420
International Business Machines Corp.	4,200	346,374
Microsoft Corp.	51,540	1,402,403
Oracle Corp. *	19,300	264,217
Synopsys, Inc. *	300	6,705
		3,103,892
Textiles & Apparel 1.1%		
Coach, Inc. *	5,300	183,274
Mohawk Industries, Inc. *	600	48,432
Nike, Inc., Class B	2,600	221,260
Polo Ralph Lauren Corp. (a)	900	54,549
		507,515
Wholesale 1.7%		
Airgas, Inc.	200	7,818
Arrow Electronics, Inc. *	200	6,454
Avnet, Inc. *	1,300	32,994
Cardinal Health, Inc.	1,300	96,876
Express Scripts, Inc. *	1,800	158,220
Henry Schein, Inc. *	130	6,222
Ingram Micro, Inc., Class A *	1,800	36,000
McKesson Corp.	1,800	93,834
MSC Industrial Direct Co., Class A	1,200	64,824
Omnicare, Inc.	1,100	60,489
SCP Pool Corp.	1,275	59,810
Sysco Corp.	2,800	89,740
W.W. Grainger, Inc.	700	52,745
		766,026
Total Common Stock (Cost $41,992,970)		**45,455,488**

Portfolio Holdings continued

Security	Face Amount ($)	Value ($)
Short-term Investment 2.1% of net assets		
Repurchase Agreements 2.1%		
State Street Bank & Trust Co. dated 3/31/06, due 4/3/06 at 3.75% with a maturity value of $960,965 (fully collateralized by Federal National Mortgage Association with a value of $981,300)	960,665	**960,665**
Total Short-term Investment (Cost $960,665)		**960,665**

End of Investments.

Security	Number of Shares	Value ($)
Collateral Invested for Securities on Loan 2.1% of net assets		
State Street Navigator Security Lending Prime Portfolio	955,482	**955,482**
Total Collateral Invested for Securities on Loan (Cost $955,482)		**955,482**

End of collateral invested for securities on loan.

At March 31, 2006 the tax basis cost of the fund's investments was $43,231,971 and the unrealized appreciation and depreciation were $3,684,647 and ($500,465), respectively, with a net unrealized appreciation of $3,184,182.

* Non-income producing security.
(a) All or a portion of this security is on loan.

See the accompanying notes to the financial statements.

Laudus Rosenberg U.S. Large Capitalization Value Fund

Portfolio Holdings as of March 31, 2006

Holdings by Category		Cost ($)	Value ($)
97.6%	**Common Stock**	5,875,364	6,670,792
2.5%	**Short-term Investment**	172,984	172,984
100.1%	**Total Investments**	**6,048,348**	**6,843,776**
(0.1)%	**Other Assets and Liabilities**		(4,391)
100.0%	**Net Assets**		**6,839,385**

Security	Number of Shares	Value ($)
Common Stock 97.6% of net assets		
Agriculture, Food & Beverage 1.3%		
Archer-Daniels-Midland Co.	2,100	70,665
PepsiAmericas, Inc.	200	4,890
The Pepsi Bottling Group, Inc.	500	15,195
		90,750
Auto 0.1%		
TRW Automotive Holdings Corp. *	210	**4,893**
Banks & Credit Institutions 9.1%		
Bank of America Corp.	6,451	293,779
Countrywide Financial Corp.	1,800	66,060
KeyCorp	1,500	55,200
National City Corp.	1,900	66,310
Wachovia Corp.	1,204	67,484
Wells Fargo & Co.	1,100	70,257
		619,090
Basic Minerals & Metals 2.1%		
Nucor Corp.	600	62,874
Phelps Dodge Corp.	600	48,318
United States Steel Corp.	500	30,340
		141,532
Beer, Liquor, & Tobacco 1.9%		
Altria Group, Inc.	900	63,774
Loews Corp.-Carolina Group	300	14,181
Reynolds American, Inc.	500	52,750
		130,705
Biotechnology 0.2%		
Invitrogen Corp. *	200	**14,026**
Cellular & Wireless 0.9%		
BellSouth Corp.	1,400	48,510
Sprint Nextel Corp.	600	15,504
		64,014
Chemicals & Rubber 0.2%		
FMC Corp.	116	7,190
The Goodyear Tire & Rubber Co. *	300	4,344
Tronox, Inc., Class B *	81	1,370
		12,904

Security	Number of Shares	Value ($)
Communications Utilities 4.0%		
AT&T Corp.	4,140	111,946
CenturyTel, Inc.	500	19,560
Verizon Communications, Inc.	4,100	139,646
		271,152
Construction & Homebuilding 0.8%		
Beazer Homes USA, Inc.	200	13,140
Centex Corp.	200	12,398
KB Home	200	12,996
Lennar Corp., Class A	300	18,114
		56,648
Construction Materials 1.4%		
Lafarge North America, Inc.	110	9,240
Martin Marietta Materials, Inc.	200	21,406
MDU Resources Group, Inc.	500	16,725
USG Corp. *	300	28,488
Vulcan Materials Co.	200	17,330
		93,189
Consumer Durable 0.4%		
Whirlpool Corp.	290	**26,526**
Drugs & Pharmaceuticals 3.7%		
Bristol-Myers Squibb Co.	400	9,844
Merck & Co., Inc.	3,000	105,690
Pfizer, Inc.	5,600	139,552
		255,086
Electric Utilities 2.6%		
Alliant Energy Corp.	600	18,882
DTE Energy Co.	610	24,455
Edison International	100	4,118
FPL Group, Inc.	1,400	56,196
Pepco Holdings, Inc.	800	18,232
PG&E Corp.	1,300	50,570
Westar Energy, Inc.	380	7,908
		180,361
Financial Investments 0.7%		
CIT Group, Inc.	800	42,816
Rent-A-Center, Inc. *	200	5,118
		47,934
Furniture & Household Items 0.6%		
Johnson Controls, Inc.	58	4,404
Mattel, Inc.	1,500	27,195
Steelcase, Inc., Class A	100	1,800
Thomas & Betts Corp. *	140	7,193
		40,592
Government Aircraft & Defense 1.4%		
Northrop Grumman Corp.	600	40,974
Raytheon Co.	1,160	53,174
		94,148

See the accompanying notes to the financial statements.

Laudus Rosenberg U.S. Large Capitalization Value Fund

Portfolio Holdings continued

Security	Number of Shares	Value ($)
Health Care & Hospital 1.0%		
Aetna, Inc.	500	24,570
Health Net, Inc. *	400	20,328
Humana, Inc. *	500	26,325
		71,223
Information & Services 2.0%		
Caterpillar, Inc.	600	43,086
Cendant Corp.	3,380	58,643
Convergys Corp. *	700	12,747
Deluxe Corp.	300	7,851
Manpower, Inc.	300	17,154
		139,481
Instruments 1.0%		
Agilent Technologies, Inc. *	400	15,020
Bausch & Lomb, Inc.	200	12,740
PerkinElmer, Inc.	100	2,347
Teleflex, Inc.	300	21,489
Thermo Electron Corp. *	500	18,545
		70,141
Insurance 7.7%		
American Financial Group, Inc.	300	12,483
American International Group, Inc.	1,200	79,308
American National Insurance Co.	200	22,416
AmerUs Group Co.	300	18,072
AON Corp.	1,200	49,812
Assurant, Inc.	500	24,625
CNA Financial Corp. *	300	9,552
Commerce Group, Inc.	200	10,568
Genworth Financial, Inc., Class A	900	30,087
Loews Corp.	600	60,720
MBIA, Inc.	100	6,013
MGIC Investment Corp.	100	6,663
Old Republic International Corp.	1,000	21,820
Radian Group, Inc.	320	19,280
Reinsurance Group of America, Inc.	200	9,458
The Hartford Financial Services Group, Inc.	240	19,332
The St. Paul Travelers Cos., Inc.	2,000	83,580
UnumProvident Corp.	1,100	22,528
W. R. Berkley Corp.	400	23,224
		529,541
Integrated Oil Companies 11.2%		
Amerada Hess Corp.	300	42,720
ChevronTexaco Corp.	1,700	98,549
ConocoPhillips	2,400	151,560
Exxon Mobil Corp.	4,700	286,042
Marathon Oil Corp.	1,200	91,404
Occidental Petroleum Corp.	1,000	92,650
		762,925
IT Hardware 1.6%		
Advanced Micro Devices, Inc. *	900	29,844
LSI Logic Corp. *	1,020	11,791
Micron Technology, Inc. *	1,200	17,664
Motorola, Inc.	785	17,985
Tellabs, Inc. *	1,800	28,620
Vishay Intertechnology, Inc. *	300	4,272
		110,176
Land & Water Transportation 1.7%		
Burlington Northern Santa Fe Corp.	1,000	83,330
Overseas Shipholding Group	200	9,586
Ryder Systems, Inc.	300	13,434
YRC Worldwide, Inc. *	300	11,418
		117,768
Metal Products & Machinery 2.6%		
Cummins, Inc.	188	19,759
Deere & Co.	800	63,240
General Electric Co.	1,900	66,082
Terex Corp. *	200	15,848
The Timken Co.	300	9,681
		174,610
Miscellaneous Finance 14.0%		
A.G. Edwards, Inc.	240	11,966
Citigroup, Inc.	5,800	273,934
IndyMac Bancorp, Inc.	200	8,186
JPMorgan Chase & Co.	5,700	237,348
Lehman Brothers Holdings, Inc.	700	101,171
Merrill Lynch & Co., Inc.	1,600	126,016
Morgan Stanley	1,633	102,585
The Goldman Sachs Group, Inc.	600	94,176
		955,382
Oil & Coal Resources 6.1%		
Anadarko Petroleum Corp.	800	80,808
Apache Corp.	1,000	65,510
Burlington Resources, Inc.	1,100	101,101
Chesapeake Energy Corp.	1,000	31,410
Devon Energy Corp.	1,400	85,638
Kerr-McGee Corp.	400	38,192
Pogo Producing Co.	300	15,075
		417,734
Oil Distribution 2.3%		
Questar Corp.	300	21,015
Sunoco, Inc.	200	15,514
Tesoro Petroleum Corp.	170	11,618
Valero Energy Corp.	1,800	107,604
		155,751
Oil Drilling & Services 1.2%		
Diamond Offshore Drilling, Inc.	200	17,900
ENSCO International, Inc.	300	15,435
Patterson-UTI Energy, Inc.	200	6,392
Pride International, Inc. *	400	12,472
Rowan Cos., Inc. *	300	13,188
Tidewater, Inc.	300	16,569
		81,956
Photo-optical, Micro & Office Machinery 2.2%		
Hewlett-Packard Co.	4,500	**148,050**

See the accompanying notes to the financial statements.

Laudus Rosenberg U.S. Large Capitalization Value Fund

Security	Number of Shares	Value ($)
Publishing, Broadcasting & Cinema 1.7%		
Time Warner, Inc.	7,000	**117,530**
Real Estate Investment Trusts 1.2%		
Archstone-Smith Trust	400	19,508
CBL & Associates Properties, Inc.	100	4,245
HRPT Properties Trust	1,000	11,740
iStar Financial, Inc.	500	19,140
New Plan Excel Realty Trust	500	12,970
Trizec Properties, Inc.	500	12,865
		80,468
Restaurants, Hotels & Theaters 1.2%		
CBRL Group, Inc.	104	4,567
Darden Restaurants, Inc.	400	16,412
McDonald's Corp.	1,700	58,412
		79,391
Retail 3.8%		
AnnTaylor Stores Corp. *	270	9,933
AutoNation, Inc. *	800	17,240
Barnes & Noble, Inc.	300	13,875
BJ's Wholesale Club, Inc. *	400	12,604
CVS Corp.	1,800	53,766
Dollar Tree Stores, Inc. *	300	8,301
J.C. Penney Co., Inc.	800	48,328
Office Depot, Inc. *	1,200	44,688
Sabre Holdings Corp., Class A	600	14,118
Safeway, Inc.	1,600	40,192
		263,045
Software 2.2%		
BMC Software, Inc. *	600	12,996
Cadence Design Systems, Inc. *	666	12,314
Computer Sciences Corp. *	600	33,330
Electronic Data Systems Corp.	1,500	40,245
Fidelity National Financial, Inc.	700	24,871

Security	Number of Shares	Value ($)
First American Corp.	400	15,664
Sybase, Inc. *	500	10,560
		149,980
Textile & Apparel 0.2%		
Liz Claiborne, Inc.	400	**16,392**
Wholesale 1.3%		
Arrow Electronics, Inc. *	450	14,521
Avnet, Inc. *	500	12,690
McKesson Corp.	700	36,491
Omnicare, Inc.	400	21,996
		85,698
Total Common Stock (Cost $5,875,364)		**6,670,792**

	Face Amount ($)	
Short-Term Investment 2.5% of net assets		
Repurchase Agreement 2.5%		
State Street Bank & Trust Co. dated 3/31/06, due 4/3/06 at 3.75% with a maturity value of $173,038 (fully collateralized by Federal National Mortgage Association Securities with a value of $178,418)	172,984	**172,984**
Total Short-term Investment (Cost $172,984)		**172,984**

End of Investments.

At March 31, 2006 the tax basis cost of the fund's investments was $6,057,360, and the unrealized appreciation and depreciation were $833,520 and ($47,104), respectively, with a net unrealized appreciation of $786,416.

* Non-income producing security.

Laudus Rosenberg U.S. Discovery Fund

Portfolio Holdings as of March 31, 2006

Holdings by Category		Cost ($)	Value ($)
98.7%	**Common Stock**	783,364,162	945,840,344
—%	**Rights**	0	0
1.1%	**Short-term Investment**	10,749,876	10,749,876
99.8%	**Total Investments**	**794,114,038**	**956,590,220**
8.7%	**Collateral Invested for Securities on Loan**	83,107,644	83,107,644
(8.5)%	**Other Assets and Liabilities**		(81,813,388)
100.0%	**Net Assets**		**957,884,476**

Security	Number of Shares	Value ($)
Common Stock 98.7% of net assets		
Agriculture, Food & Beverage 1.1%		
Cagle's, Inc., Class A *	9,320	65,054
Flowers Foods, Inc.	44,325	1,316,452
J & J Snack Foods Corp.	266	8,935
Lance, Inc. (a)	29,718	668,655
National Beverage Corp. *	9,760	112,923
Penford Corp.	789	12,687
PepsiAmericas, Inc.	139,170	3,402,706
Seaboard Corp. (a)	1,200	1,912,800
Seneca Foods Corp., Class B *	1,000	19,925
Tasty Baking Co.	14,430	115,440
The Andersons, Inc. (a)	19,577	1,531,509
The Hain Celestial Group, Inc. *	34,225	896,353
The Pepsi Bottling Group, Inc.	10,700	325,173
		10,388,612
Airlines 0.6%		
Air Methods Corp. (a)*	4,292	126,786
AirNet Systems, Inc. *	25,800	90,042
Alaska Air Group, Inc. (a)*	41,800	1,481,810
Macquaire Infrastructure Co. Trust (a)	35,140	1,142,050
Republic Airways Holdings, Inc. (a)*	44,089	652,958
SkyWest, Inc. (a)	84,484	2,472,846
		5,966,492
Autos 2.4%		
Aftermarket Technology Corp. (a)*	18,648	421,631
Autoliv, Inc.	135,521	7,667,778
Oshkosh Truck Corp.	160,060	9,962,135
Sequa Corp., Class A *	11,240	1,099,272
Supreme Industries, Inc., Class A	26,700	198,381
Sypris Solutions, Inc.	28,400	267,812
TRW Automotive Holdings Corp. (a)*	134,819	3,141,283
		22,758,292
Banks & Credit Institutions 3.7%		
Accredited Home Lenders Holding Co. (a)*	52,592	2,691,659
Advanta Corp., Class A	11,700	398,853
Ameriana Bancorp	3,035	39,455
Ameris Bancorp (a)	2,531	58,871
Anchor Bancorp Wisconsin, Inc. (a)	500	15,155
Auburn National Bancorporation, Inc. (a)	1,300	29,978
Bancfirst Corp. (a)	4,200	183,120
Bank of Hawaii Corp.	105,260	5,611,411
Bar Harbor Bankshares	817	25,735
Berkshire Bancorp, Inc.	960	15,946
Berkshire Hills Bancorp, Inc.	7,706	269,248
Beverly Hills Bancorp, Inc. (a)	23,168	245,581
BNCCORP, Inc. *	1,600	21,360
BOE Financial Services of Virginia, Inc.	100	3,453
Britton & Koontz Capital Corp.	526	12,166
Brunswick Bancorp *	5,500	70,950
Camco Financial Corp.	100	1,437
Capital Bank Corp. (a)	703	11,424
Capital Crossing Bank *	16,882	537,861
Capitol Bancorp Ltd.	6,900	322,575
Cardinal Financial Corp.	11,310	153,024
Carver Bancorp, Inc.	1,200	20,406
Central Bancorp, Inc.	1,000	28,800
Centrue Financial Corp. *	3,390	87,326
CFS Bancorp, Inc.	3,530	52,879
Citizens First Bancorp, Inc.	4,700	132,822
Citizens Holdings Co.	700	16,814
Community Bank Shares of Indiana, Inc.	4,277	98,628
Community Capital Corp.	3,009	72,186
Community Financial Corp.	860	19,092
Community Shores Bank Corp. *	1,030	12,288
Community West Bancshares	4,594	64,913
CompuCredit Corp. (a)*	53,890	1,983,691
Cooperative Bankshares, Inc. (a)	700	16,303
Corus Bankshares, Inc. (a)	59,200	3,518,848
Cowlitz Bancorp *	1,500	20,580
Delta Financial Corp. (a)	23,510	224,520
Desert Community Bank	600	24,120
Dollar Financial Corp. *	44,055	783,298
Electronic Clearing House, Inc. *	9,850	125,587
Elmira Savings Bank, FSB	1,090	29,430
Evans Bancorp, Inc. (a)	940	18,659
Exchange National Bancshares, Inc.	2,254	66,899
Federal Agricultural Mortgage Corp., Class C (a)	25,540	751,387
Fidelity Bancorp, Inc.	650	12,350
Fidelity Southern Corp.	2,725	48,505
First Bancorp of Indiana, Inc.	800	16,656
First Bancshares, Inc.	700	12,040
First BancTrust Corp.	5,645	67,317
First Capital, Inc.	900	18,585
First Citizens BancShares, Inc., Class A	2,580	497,940
First Defiance Financial Corp.	3,970	104,570
First Federal Bancshares of Arkansas, Inc.	7,300	187,902
First Federal Bancshares, Inc.	2,693	49,174
First Federal Bankshares, Inc.	2,400	54,240
First Financial Holdings, Inc. (a)	7,100	225,070
First Financial Service Corp.	211	6,328
First Franklin Corp.	700	11,711
First Indiana Corp.	500	13,950
First M&F Corp.	3,100	107,880

See the accompanying notes to the financial statements.

Laudus Rosenberg U.S. Discovery Fund

Security	Number of Shares	Value ($)
First Mariner Bancorp, Inc. *	1,530	29,345
First Place Financial Corp. (a)	17,444	432,611
First Regional Bancorp *	4,937	440,035
First United Corp.	3,465	79,106
First West Virginia Bancorp, Inc.	3,300	63,030
FirstFed Financial Corp. (a)*	41,200	2,464,172
Flag Financial Corp.	11,884	210,941
FMS Financial Corp.	1,377	25,853
FNB Corp. of North Carolina (a)	5,628	114,924
FNB Corp. of Virginia (a)	5,596	190,152
FNB Financial Services Corp.	625	10,031
Franklin Bank Corp. (a)*	8,473	162,936
Gateway Financial Holdings, Inc.	241	4,095
Glen Burnie Bancorp	480	8,126
GS Financial Corp.	1,070	17,949
Guaranty Federal Bancshares, Inc.	2,370	71,692
Habersham Bancorp	7,400	170,200
HF Financial Corp.	5,024	94,552
HMN Financial, Inc.	1,700	59,143
Home Federal Bancorp	1,618	43,654
Hopfed Bancorp, Inc.	675	10,786
Horizon Bancorp	3,511	106,208
Independent Bank Corp. Michigan	4,200	119,490
Integra Bank Corp.	12,832	293,340
Intervest Bancshares Corp. *	19,467	703,537
ITLA Capital Corp. (a)	9,856	475,256
Lakeland Financial Corp. (a)	1,009	47,171
Leesport Financial Corp.	2,451	63,677
LSB Bancshares, Inc.	17,500	315,000
LSB Financial Corp.	330	9,405
MAF Bancorp, Inc.	4,863	212,854
MASSBANK Corp.	10,420	342,714
MFB Corp.	2,000	60,100
MidWestOne Financial Group, Inc.	10,600	209,880
Monroe Bancorp	113	1,729
MutualFirst Financial, Inc.	164	3,401
National Mercantile Bancorp *	3,022	56,662
New Hampshire Thrift Bancshares, Inc.	1,000	15,870
North Central Bancshares, Inc.	200	7,904
Northeast Bancorp	1,200	25,500
Northrim BanCorp, Inc.	1,730	41,520
Northway Financial, Inc.	1,400	53,536
OceanFirst Financial Corp.	5,143	126,003
PAB Bankshares, Inc.	2,100	40,782
Park Bancorp, Inc.	905	31,675
Parkvale Financial Corp.	752	20,981
Peoples Bancorp of North Carolina	6,147	165,969
Peoples BancTrust Co., Inc.	1,790	34,726
Peoples Community Bancorp	825	16,871
PFF Bancorp, Inc.	4,310	145,290
Pinnacle Bancshares, Inc.	1,500	21,750
Pocahontas Bancorp, Inc.	1,800	22,950
Premier Community Bankshares, Inc.	997	21,874
Princeton National Bancorp, Inc.	2,961	98,009
Provident Bankshares Corp. (a)	377	13,742
Provident Financial Holdings, Inc.	12,000	391,200
Renasant Corp. (a)	4,299	158,805
Republic First Bancorp, Inc. *	10,292	151,087
River Valley Bancorp (a)	500	9,390
Royal Bancshares of Pennsylvania	100	2,452
Shore Bancshares, Inc.	7,274	255,972
Simmons First National Corp., Class A (a)	1,120	33,331
South Street Financial Corp. (a)	133	1,250
TD Banknorth, Inc.	139,921	4,106,681
Team Financial, Inc.	1,050	15,109
Teche Holding Co.	1,000	41,750
TF Financial Corp.	2,600	78,000
Timberland Bancorp, Inc.	3,477	98,051
United Bancshares, Inc.	1,140	18,673
United Community Financial Corp.	20,663	250,436
United Financial Corp. (a)	1,480	33,300
United Security Bancshares, Inc. (a)	872	23,361
Unity Bancorp, Inc.	7,176	115,175
Wainwright Bank & Trust Co.	2,556	26,582
Washington Banking Co.	3,814	68,805
Washington Savings Bank, F.S.B. *	9,650	80,577
Whitney Holding Corp.	100	3,546
WSFS Financial Corp.	2,202	138,352
WVS Financial Corp.	1,900	33,725
		35,087,275
Basic Minerals & Metals 5.0%		
A.M. Castle & Co.	15,960	470,820
Aleris International, Inc. (a)*	74,480	3,580,254
Allegheny Technologies, Inc.	235,300	14,395,654
Chaparral Steel Co. (a)*	18,600	1,207,512
Commercial Metals Co.	46,760	2,501,193
Encore Wire Corp. (a)*	49,500	1,677,060
Harsco Corp.	1,000	82,620
Lone Star Technologies, Inc. *	78,330	4,340,265
Maverick Tube Corp. (a)*	117,410	6,221,556
Northwest Pipe Co. *	3,801	115,360
NS Group, Inc. (a)*	48,300	2,223,249
Olympic Steel, Inc. (a)	15,430	465,677
Ryerson Tull, Inc. (a)	36,562	978,399
Southern Copper Corp.	500	42,240
Superior Essex, Inc. *	54,500	1,386,480
Titanium Metals Corp. (a)*	36,300	1,762,365
Walter Industries, Inc. (a)	100,640	6,704,637
		48,155,341
Biotechnology 0.2%		
Digene Corp. (a)*	35,352	1,382,263
Harvard Bioscience, Inc. *	100	439
Invitrogen Corp. *	4,942	346,583
		1,729,285
Cellular & Wireless 1.1%		
NII Holdings, Inc. *	88,200	5,201,154
Telephone & Data Systems, Inc.	133,617	5,269,854
Telephone & Data Systems, Inc., Special Shares (a)	11,520	434,880
U.S. Cellular Corp. *	1,263	74,972
		10,980,860

See the accompanying notes to the financial statements.

Portfolio Holdings continued

Security	Number of Shares	Value ($)
Chemicals & Rubber 1.2%		
A. Schulman, Inc.	33,693	833,902
American Pacific Corp. (a)*	1,126	10,337
Arch Chemicals, Inc.	52,370	1,592,048
Bairnco Corp.	2,400	25,656
FMC Corp.	16,590	1,028,248
Hexcel Corp. *	33,040	725,889
ICO, Inc. *	1,149	5,745
Innospec, Inc.	15,340	393,164
LESCO, Inc. *	7,327	125,365
NewMarket Corp.	43,630	2,076,352
PolyOne Corp. (a)*	265,140	2,471,105
RPM International, Inc.	240	4,305
Stepan Co.	14,280	421,974
The Scotts Miracle-Gro Co., Class A (a)	23,291	1,065,796
Westlake Chemical Corp.	17,640	609,462
		11,389,348
Commercial Aircraft & Components 0.2%		
BE Aerospace, Inc. *	31,222	784,297
Ducommun, Inc. *	310	6,882
Ladish Co., Inc. (a)*	21,600	625,752
Triumph Group, Inc. *	1,590	70,373
		1,487,304
Communications Utilities 0.9%		
A.D.A.M., Inc. *	12,532	88,351
Akamai Technologies, Inc. (a)*	7,100	233,519
Atlantic Tele-Network, Inc.	1,700	96,900
CT Communications, Inc.	56,678	770,254
D&E Communications, Inc.	2,010	22,592
Earthlink, Inc. (a)*	386,993	3,695,783
General Communication, Inc., Class A *	176,887	2,138,564
Golden Telecom, Inc. (a)	1,345	40,417
Hector Communications Corp. (a)	4,800	142,560
j2 Global Communications, Inc. (a)*	81	3,807
Playboy Enterprises, Inc., Class A *	100	1,264
The Knot, Inc. *	22,375	404,987
Vignette Corp. *	87,721	1,293,885
		8,932,883
Construction & Homebuilding 2.0%		
Beazer Homes USA, Inc. (a)	113,400	7,450,380
Brookfield Homes Corp. (a)	7,202	373,496
California Coastal Communities, Inc. *	2,380	88,298
Cavco Industries, Inc. *	702	34,110
Champion Enterprises, Inc. *	7,300	109,208
Comfort Systems USA, Inc.	1,520	20,520
Granite Construction, Inc. (a)	29,200	1,421,456
Insituform Technologies, Inc., Class A *	33,301	885,807
MasTec, Inc. (a)*	12,450	176,416
MDC Holdings, Inc. (a)	42,137	2,709,830
Meadow Valley Corp. *	7,507	92,561
Meritage Corp. (a)*	11	605
Perini Corp. *	3,940	119,658

Security	Number of Shares	Value ($)
Technical Olympic USA, Inc. (a)	21,845	444,546
The Ryland Group, Inc. (a)	70,637	4,902,208
		18,829,099
Construction Materials 1.5%		
Ameron International Corp.	4,000	292,920
Apogee Enterprises, Inc. (a)	490	8,271
Eagle Materials, Inc. (a)	152,958	9,752,602
Martin Marietta Materials, Inc.	5,190	555,486
MDU Resources Group, Inc.	91,360	3,055,992
Oil-Dri Corp. of America	6,500	130,000
U.S. Concrete, Inc. *	57,669	833,894
		14,629,165
Consumer Durables 0.4%		
Featherlite, Inc. *	2,900	14,500
Thor Industries, Inc. (a)	72,770	3,883,007
Universal Electronics, Inc. *	18,316	324,193
		4,221,700
Drugs & Pharmaceuticals 1.3%		
Alpharma, Inc., Class A (a)	49,430	1,325,713
Dade Behring, Inc.	7,184	256,541
E-Z-EM, Inc. *	8,820	197,480
Endo Pharmaceutical Holdings, Inc. *	156,423	5,132,239
First Horizon Pharmaceutical Corp. (a)*	2,260	56,975
Matrixx Initiatives, Inc. (a)*	11,773	274,311
Meridian Bioscience, Inc. (a)	47,572	1,283,492
Natural Alternative International, Inc. *	8,201	66,756
Nature's Sunshine Products, Inc. (a)	24,325	304,062
Schiff Nutrition International, Inc. *	8,400	50,232
Stratagene Corp. *	1,482	16,302
United Therapeutics Corp. (a)*	40,416	2,678,772
ViroPharma, Inc. (a)*	78,317	994,626
		12,637,501
Electric Utilities 2.7%		
Alliant Energy Corp.	276,050	8,687,293
CH Energy Group, Inc.	3,881	186,288
Cleco Corp.	93,270	2,082,719
Duquesne Light Holdings, Inc. (a)	160,880	2,654,520
El Paso Electric Co. *	950	18,088
Florida Public Utilites Co.	8,640	122,256
Green Mountain Power Corp.	14,600	421,794
OGE Energy Corp.	44,220	1,282,380
Pepco Holdings, Inc. (a)	200,020	4,558,456
Pinnacle West Capital Corp.	2,282	89,226
UIL Holdings Corp.	20,070	1,050,665
Unitil Corp.	2,580	67,364
Westar Energy, Inc.	240,240	4,999,394
		26,220,443
Financial Investments 0.5%		
California First National Bancorp	1,540	22,269
ePlus, Inc. *	18,380	261,548

See the accompanying notes to the financial statements.

Security	Number of Shares	Value ($)
Interdigital Communications Corp. *	30,052	736,875
Jackson Hewitt Tax Service, Inc.	25,809	815,048
MCG Capital Corp. (a)	55,555	783,881
PICO Holdings, Inc. *	18,580	611,096
The Enstar Group, Inc. *	100	8,974
Universal Compression Holdings, Inc. *	15,790	800,079
UTEK Corp. *	500	6,250
Willis Lease Finance Corp. *	21,670	242,704
		4,288,724
Forest Products & Paper 0.2%		
DSG International Ltd. *	1,630	8,965
Greif, Inc., Class A	8,850	605,517
Lydall, Inc. *	22,700	219,055
Mod-Pac Corp. *	4,940	57,304
Nashua Corp. *	3,500	29,750
Sonoco Products Co.	2,850	96,529
Universal Forest Products, Inc. (a)	16,500	1,047,585
		2,064,705
Furniture & Household Items 2.8%		
A.T. Cross Co., Class A *	923	5,307
Acuity Brands, Inc.	30,660	1,226,400
Aldila, Inc.	13,950	463,140
American Biltrite, Inc. *	445	5,109
Atlantis Plastics, Inc., Class A (a)*	12,980	122,401
AZZ, Inc. *	6,530	160,638
Bassett Furniture Industries, Inc. (a)	16,230	323,789
Callaway Golf Co. (a)	173,320	2,981,104
Central Garden & Pet Co. *	31,051	1,650,050
Channell Commercial Corp. *	5,350	26,750
Chase Corp.	1,300	19,500
Chromcraft Revington, Inc. (a)*	2,700	36,342
Communications Systems, Inc.	9,840	103,812
Cybex International, Inc. (a)*	14,880	99,250
Ethan Allen Interiors, Inc. (a)	100,842	4,237,381
Genlyte Group, Inc. *	1,794	122,243
Griffon Corp. *	21,760	540,518
JAKKS Pacific, Inc. (a)*	36,379	972,774
Kimball International, Inc., Class B	5,418	81,487
La-Z-Boy, Inc. (a)	47,950	815,150
Movado Group, Inc.	57,590	1,329,177
National Presto Industries, Inc.	11,800	580,206
Preformed Line Products Co.	4,200	142,464
Raven Industries, Inc. (a)	21,164	827,724
Stanley Furniture Co., Inc.	2,170	63,473
Steelcase, Inc., Class A	182,680	3,288,240
Summa Industries	1,241	12,658
The Lamson & Sessions Co. (a)*	18,300	509,289
Thomas & Betts Corp. *	124,540	6,398,865
West Pharmaceutical Services, Inc.	3,740	129,853
		27,275,094
Gas & Other Public Utilities 1.1%		
Artesian Resources Corp., Class A	1,701	56,813
California Water Service Group	11,440	515,372
Chesapeake Utilities Corp.	8,110	253,356
Delta Natural Gas Co., Inc.	120	3,191
Energy West, Inc.	210	2,270
Nicor, Inc. (a)	108,740	4,301,755
RGC Resources, Inc.	124	3,168
SJW Corp. (a)	28,840	774,354
South Jersey Industries (a)	23,110	630,210
Southwest Water Co. (a)	56,150	895,031
The Laclede Group, Inc. (a)	16,560	569,995
Vectren Corp. (a)	84,413	2,226,815
Waste Industries USA, Inc.	15,407	333,870
		10,566,200
Government Aircraft & Defense 0.1%		
Herley Industries, Inc. *	7,112	148,499
Todd Shipyards Corp.	3,050	94,763
United Industrial Corp. (a)	9,820	598,333
		841,595
Health Care & Hospital 2.2%		
Allied Healthcare International, Inc. *	58,489	283,672
Almost Family, Inc. *	6,400	115,200
Amedisys, Inc. (a)*	37,900	1,317,025
American Shared Hospital Services	13,130	88,627
Gentiva Health Services, Inc. *	4,058	73,896
Health Net, Inc. (a)*	45,769	2,325,980
IntegraMed America, Inc. *	600	6,930
Lincare Holdings, Inc. (a)*	12,739	496,311
Manor Care, Inc.	196,298	8,705,816
MedCath Corp. (a)*	12,732	243,436
MEDTOX Scientific, Inc. (a)*	15,260	141,308
National Dentex Corp. *	2,470	57,378
National Healthcare Corp. (a)	6,724	269,498
National Home Health Care Corp.	1,891	20,253
Pediatric Services of America, Inc. *	7,112	99,924
Pediatrix Medical Group, Inc. (a)*	60,990	6,260,014
Psychemedics Corp.	8,390	149,258
Res-Care, Inc. *	25,050	460,419
		21,114,945
Information & Services 5.7%		
Ablest, Inc. *	1,510	14,345
ABM Industries, Inc. (a)	100,721	1,930,822
Administaff, Inc. (a)	2,160	117,418
Ambassadors Groups, Inc. (a)	15,200	386,080
American Retirement Corp. (a)*	12,404	317,790
Barrett Business Services, Inc. *	770	20,790
Bioanalytical Systems, Inc. *	7,300	45,990
Butler International, Inc. *	732	2,269
Capital Title Group, Inc.	59,692	460,225
Carriage Services, Inc. (a)*	32,630	156,624
Cass Information Systems, Inc.	1,275	45,505
CBIZ, Inc. (a)*	89,932	719,456
CDI Corp.	37,639	1,082,874
CheckFree Corp. (a)*	138,904	7,014,652
Convergys Corp. *	92,740	1,688,795
Corrections Corp. of America *	93,395	4,221,454
Ecology & Environment, Inc.	3,730	38,643
Equifax, Inc.	4,020	149,705

See the accompanying notes to the financial statements.

Portfolio Holdings continued

Security	Number of Shares	Value ($)
Escala Group, Inc. (a)*	93	2,436
Exponent, Inc. *	24,760	783,654
Forrester Research, Inc. *	37,884	845,571
Franklin Covey Co. *	17,860	140,022
Hallwood Group, Inc. *	827	119,708
Hudson Highland Group, Inc. (a)*	2,606	49,358
ICT Group, Inc. *	21,617	587,982
Jones Lang LaSalle, Inc.	5,557	425,333
Kelly Services, Inc., Class A	19,150	520,306
Kendle International, Inc. *	34,234	1,157,109
Kforce, Inc. *	58,869	750,580
Labor Ready, Inc. (a)*	40	958
Layne Christensen Co. (a)*	11,900	398,888
Mac-Gray Corp. *	14,200	168,412
Manpower, Inc.	49,918	2,854,311
MAXIMUS, Inc.	11,400	410,172
Metal Management, Inc.	7,176	227,120
Michael Baker Corp. *	21,500	609,095
Monro Muffler Brake, Inc.	29,000	1,077,060
MPS Group, Inc. (a)*	191,574	2,931,082
National Technical Systems, Inc. *	12,640	75,840
NCO Group, Inc. (a)*	19,610	465,738
Nobel Learning Communities, Inc. *	16,300	156,154
Opinion Research Corp. (a)*	2,700	16,119
Parexel International Corp. *	30,042	794,310
Pharmaceutical Product Development, Inc. (PPD)	164,708	5,700,544
PRA International (a)*	805	19,956
RCM Technologies, Inc. *	7,818	50,504
RemedyTemp, Inc., Class A (a)*	300	3,675
Schnitzer Steel Industries, Inc., Class A (a)	41,829	1,792,373
Security National Financial Corp., Class A *	1,443	6,854
SOURCECORP, Inc. *	31,901	769,133
SRI/Surgical Express, Inc. *	7,639	44,994
Steiner Leisure Ltd. *	8,966	363,123
Talx Corp.	8,142	231,884
TeleTech Holdings, Inc. (a)*	94,016	1,044,518
The Dun & Bradstreet Corp. *	46,170	3,540,316
The Shaw Group, Inc. *	1,890	57,456
Trammell Crow Co. (a)*	17,470	622,980
URS Corp. *	94,301	3,795,615
Vertrue, Inc. (a)*	15,800	660,440
Volt Information Sciences, Inc. *	20,380	622,813
West Corp. (a)*	36,733	1,640,496
		54,948,429
Instruments 4.8%		
Allied Healthcare Products, Inc. *	6,100	36,722
Armor Holdings, Inc. (a)*	4,585	267,260
Arthrocare Corp. (a)*	70,814	3,386,325
Astro-Med, Inc.	1,653	18,018
Atrion Corp. (a)	770	60,822
Bio-Rad Laboratories, Inc., Class A (a)*	1,230	76,690
Candela Corp. *	69,900	1,509,840
Checkpoint Systems, Inc. *	80,370	2,160,346
Coherent, Inc. *	23,714	832,599
Data I/O Corp. *	200	906
Datascope Corp.	19,485	770,827
DJ Orthopedics, Inc. *	62,540	2,486,590
Edwards Lifesciences Corp. *	89,407	3,889,204
Encore Medical Corp. (a)*	19,578	100,239
Enpath Medical, Inc. *	100	980
Esterline Technologies Corp. *	47,660	2,037,465
Frequency Electronics, Inc.	581	8,134
Haemonetics Corp. *	39,520	2,006,430
Hurco Cos., Inc. (a)*	300	8,166
Integra LifeSciences Holdings Corp. (a)*	4,799	196,663
Iridex Corp. *	9,840	120,442
K-Tron International, Inc. *	2,400	116,832
LeCroy Corp. (a)*	30,455	476,621
Mesa Laboratories, Inc.	1,308	18,456
Misonix, Inc. *	4,380	29,696
MOCON, Inc.	3,123	28,169
Molecular Devices Corp. *	8,292	274,963
MTS Systems Corp.	8,910	372,705
New Brunswick Scientific Co., Inc. *	4,660	39,796
O.I. Corp. *	1,800	25,542
Oakley, Inc. (a)	7,530	128,161
Orthofix International NV *	510	20,308
OSI Systems, Inc. *	3,376	71,335
Perceptron, Inc. *	19,660	167,307
PerkinElmer, Inc.	183,939	4,317,048
Schick Technologies, Inc. *	2,460	122,754
SonoSite, Inc. (a)*	48,333	1,964,253
Span-America Medical Systems, Inc.	7,600	99,560
Steris Corp.	190,370	4,698,332
Teleflex, Inc.	87,360	6,257,597
Thoratec Corp. *	139,375	2,685,756
Tollgrade Communications, Inc. *	6,240	92,851
Universal Security Instruments, Inc. *	3,440	74,992
Viasys Healthcare, Inc. *	97,900	2,944,832
Vital Signs, Inc.	8,620	473,497
ZEVEX International, Inc. (a)*	8,680	125,600
Zygo Corp. *	10,880	177,562
		45,779,193
Insurance 6.5%		
American Equity Investment Life Holding Co. (a)	134,010	1,921,703
American Financial Group, Inc. (a)	2,640	109,850
American National Insurance Co.	12,222	1,369,842
American Physicians Capital, Inc. *	12,489	599,472
American Physicians Service Group, Inc.	7,700	106,645
American Safety Insurance Holdings Ltd. *	3,200	53,472
AmerUs Group Co. (a)	51,578	3,107,059
Arch Capital Group Ltd. (a)*	74,583	4,306,422
Argonaut Group, Inc. *	12,667	450,312
Arthur J. Gallagher & Co. (a)	115,760	3,219,286
Ceres Group, Inc. (a)*	28,260	155,995
CNA Financial Corp. (a)*	74,340	2,366,986
Delphi Financial Group, Inc., Class A	11,800	609,234
FBL Financial Group, Inc., Class A	1,300	44,785

See the accompanying notes to the financial statements.

Laudus Rosenberg U.S. Discovery Fund

Security	Number of Shares	Value ($)
Great American Financial Resources, Inc.	26,160	516,137
HCC Insurance Holdings, Inc. (a)	149,820	5,213,736
Horace Mann Educators Corp. (a)	85,660	1,610,408
Independence Holding Co.	9,300	214,458
Investors Title Co.	2,411	103,504
Kansas City Life Insurance Co. (a)	4,243	217,411
Max Re Capital Ltd.	95,909	2,282,634
Meadowbrook Insurance Group, Inc. *	48,311	338,177
Merchants Group, Inc.	500	15,075
National Financial Partners Corp. (a)	27,750	1,568,430
National Western Life Insurance Co., Class A *	3,207	744,954
NYMAGIC, Inc.	10,950	326,638
Old Republic International Corp.	152,660	3,331,041
Philadelphia Consolidated Holding Corp. (a)*	89,847	3,067,377
Presidential Life Corp.	35,917	912,651
Protective Life Corp.	9,300	462,582
Radian Group, Inc. (a)	137,640	8,292,810
Reinsurance Group of America, Inc.	86,440	4,087,748
RTW, Inc. *	4,100	43,337
Safety Insurance Group, Inc.	33,245	1,517,967
Scottish Re Group Ltd.	127,300	3,158,313
Selective Insurance Group, Inc.	10,600	561,800
StanCorp Financial Group, Inc.	25,000	1,352,750
State Auto Financial Corp.	2,744	92,500
Stewart Information Services Corp. (a)	3,410	160,543
The Midland Co. (a)	5,465	191,166
Unico American Corp. *	10,910	104,736
United America Indemnity Ltd., Class A *	26,483	606,461
USI Holdings Corp. (a)*	11,811	190,511
Wesco Financial Corp.	640	255,360
Zenith National Insurance Corp. (a)	43,815	2,108,816
		62,071,094

IT Hardware 5.8%

Security	Number of Shares	Value ($)
Advanced Energy Industries, Inc. *	31,890	450,606
American Technical Ceramics Corp. *	9,650	139,925
Anaren, Inc. (a)*	51,615	1,004,944
Applied Innovation, Inc. *	4,280	18,361
Arris Group, Inc. *	313,700	4,316,512
BTU International, Inc. (a)*	7,365	121,007
CalAmp Corp. *	25,189	295,719
Cobra Electronics Corp. (a)*	11,941	126,455
Cohu, Inc. (a)	11,334	240,507
CTS Corp. (a)	22,730	304,127
DSP Group, Inc. *	45,944	1,332,835
EMS Technologies, Inc. *	22,514	405,927
Emulex Corp. *	67,120	1,147,081
Espey Manufacturing & Electronics Corp.	3,900	61,815
Exar Corp. *	79,277	1,132,076
Fairchild Semiconductor International, Inc., Class A (a)*	180	3,433
Glenayre Technologies, Inc. (a)*	73,998	388,490
Globecomm Systems, Inc. (a)*	26,988	199,711
Imation Corp.	59,740	2,563,443
Integrated Device Technology, Inc. (a)*	16,753	248,950
Intersil Corp., Class A (a)	295,800	8,554,536
IXYS Corp. *	73,216	675,052
LSI Logic Corp. *	615,150	7,111,134
MEMC Electronic Materials, Inc. *	9,500	350,740
Merrimac Industries, Inc. *	1,400	13,440
Micrel, Inc. (a)*	28,873	427,898
Microsemi Corp. (a)*	197,000	5,734,670
ON Semiconductor Corp. (a)*	442,317	3,211,221
Optical Cable Corp. *	6,210	32,224
Park Electrochemical Corp.	52,220	1,540,490
Powerwave Technologies, Inc. *	47,284	637,861
Relm Wireless Corp. *	5,159	50,249
Semitool, Inc. *	42,765	486,238
Sigmatron International, Inc. (a)*	7,200	65,519
SonicWALL, Inc. *	158,280	1,122,205
Sparton Corp.	10,084	88,638
Spectrum Control, Inc. *	9,370	76,647
Standard Microsystems Corp. *	28,449	739,105
Stratos International, Inc. *	33,725	272,835
Sycamore Networks, Inc. *	149,112	700,826
Symmetricom, Inc. (a)*	1,233	10,542
Technitrol, Inc.	20,265	485,955
Teradyne, Inc. *	1,270	19,698
Trident Microsystems, Inc. (a)*	165,680	4,814,661
Vishay Intertechnology, Inc. (a)*	287,730	4,097,275
Vodavi Technology, Inc. (a)*	1,772	12,404
White Electronic Designs Corp. *	5,230	30,648
Woodhead Industries	200	3,320
		55,867,955

Land & Water Transportation 1.6%

Security	Number of Shares	Value ($)
Arkansas Best Corp. (a)	77,657	3,037,942
B & H Ocean Carriers Ltd. (a)*	2,390	47,202
Celadon Group, Inc. *	3,321	72,697
CNF, Inc. (a)*	52,289	2,611,313
Frozen Food Express Industries, Inc. *	33,699	352,155
GulfMark Offshore, Inc. *	941	26,160
HUB Group, Inc., Class A *	6,400	291,712
International Shipholding Corp. *	1,767	27,212
J.B. Hunt Transport Services, Inc. (a)	1,125	24,232
Kirby Corp. *	25,250	1,719,777
Marten Transport Ltd. *	11,049	199,876
Old Dominion Freight Line *	34,461	928,724
Seacor Holdings, Inc. *	23,496	1,860,883
Swift Transportation Co., Inc. (a)*	108,876	2,365,875
USA Truck, Inc. *	2,140	52,687
Werner Enterprises, Inc. (a)	66,026	1,212,898
		14,831,345

Mainframe & Minicomputers 0.1%

Security	Number of Shares	Value ($)
Neoware Systems, Inc. (a)*	16,540	**489,915**

See the accompanying notes to the financial statements.

Portfolio Holdings continued

Security	Number of Shares	Value ($)
Metal Products & Machinery 4.6%		
Allied Motion Technologies, Inc. *	4,606	17,319
Ampco-Pittsburgh Corp.	200	4,000
Astec Industries, Inc. *	4,670	167,653
Baldor Electric Co.	2,800	94,836
Bonso Electronic International, Inc.	11,533	59,856
CIRCOR International, Inc.	1,800	52,560
Crown Holdings, Inc. (a)*	2,090	37,077
Cummins, Inc. (a)	90,383	9,499,253
Eastern Co.	3,280	68,716
EnerSys (a)*	14,824	204,571
EnPro Industries, Inc. (a)*	64,300	2,205,490
Evans & Sutherland Computer Corp. *	809	5,194
Gardner Denver, Inc. *	15,630	1,019,076
Gehl Co. *	10,123	335,274
Gerber Scientific, Inc. *	58,020	599,927
Graham Corp. (a)	1,200	23,400
Hardinge, Inc.	7,952	127,948
International Aluminum Corp.	2,500	102,725
Intevac, Inc. *	2,720	78,282
JLG Industries, Inc. (a)	44,600	1,373,234
Joy Global, Inc.	145,152	8,675,735
Kadant, Inc. (a)*	10,580	240,166
Kennametal, Inc.	64,000	3,912,960
Lennox International, Inc. (a)	75,300	2,248,458
Lifetime Brands, Inc. (a)	1,162	32,757
Lincoln Electric Holdings, Inc. (a)	800	43,192
Material Sciences Corp. *	22,290	269,263
Mestek, Inc. (a)*	10,700	134,606
NCI Building Systems, Inc. (a)*	16,300	974,251
NN, Inc.	4,259	54,984
Nordson Corp.	1,390	69,305
Q.E.P. Co., Inc. *	2,489	28,524
Regal Beloit Corp.	76,330	3,226,469
Reinhold Industries, Inc., Class A	2,200	22,352
Robbins & Myers, Inc. (a)	23,760	513,216
Shiloh Industries, Inc. *	450	8,662
SL Industries, Inc. *	10,470	172,755
Standex International Corp. (a)	16,690	528,405
TB Woods Corp. *	13,687	184,638
Tennant Co.	1,000	52,320
The Oilgear Co. *	300	3,963
The Timken Co. (a)	158,500	5,114,795
Twin Disc, Inc.	1,680	91,627
Velcro Industries N.V.	15,020	221,545
Woodward Governor Co.	26,610	884,782
		43,786,121
Miscellaneous Finance 2.7%		
A.G. Edwards, Inc. (a)	161,920	8,073,331
Affiliated Managers Group, Inc. *	70,800	7,547,988
Knight Capital Group, Inc., Class A *	324,790	4,524,325
Nasdaq Stock Market, Inc. (a)*	26,574	1,064,023
Piper Jaffray Cos. (a)*	300	16,500
Raymond James Financial, Inc. (a)	128,265	3,791,513
SWS Group, Inc.	37,204	972,885
Value Line, Inc. (a)	2,407	89,059
		26,079,624

Security	Number of Shares	Value ($)
Oil & Coal Resources 1.9%		
Berry Petroleum Co., Class A	19,800	1,355,310
Callon Petroleum Co. *	35,440	744,949
Cimarex Energy Co. (a)	122,419	5,295,846
Denbury Resources, Inc. *	47,920	1,517,627
Foundation Coal Holdings, Inc.	27,830	1,144,926
Panhandle Royalty Co., Class A	100	1,862
Penn Virginia Corp.	6,174	438,354
Remington Oil & Gas Corp. *	8,800	380,336
Southwestern Energy Co. *	1,000	32,190
Swift Energy Co. *	12,200	457,012
Teton Energy Corp. *	101,220	692,345
Ultra Petroleum Corp. *	57,500	3,582,825
W&T Offshore, Inc. (a)	34,830	1,403,997
Whiting Petroleum Corp. (a)*	19,787	811,069
		17,858,648
Oil Distribution 2.0%		
Adams Resources & Energy, Inc.	9,109	256,874
Frontier Oil Corp. (a)	133,005	7,893,846
Giant Industries, Inc. (a)*	43,200	3,004,128
Tesoro Petroleum Corp. (a)	116,600	7,968,444
		19,123,292
Oil Drilling & Services 4.9%		
Bolt Technology Corp. (a)*	14,000	178,500
Dril-Quip, Inc. *	16,600	1,176,110
Grant Prideco, Inc. (a)*	144,136	6,174,786
Grey Wolf, Inc. (a)*	3,560	26,486
Helix Energy Solutions Group, Inc. (a)*	9,800	371,420
Hydril Co. (a)*	6,800	530,060
Lufkin Industries, Inc. (a)	29,340	1,626,610
NATCO Group, Inc., Class A *	2,700	73,170
Oceaneering International, Inc. (a)*	40,700	2,332,110
Oil States International, Inc. (a)*	8,300	305,855
Patterson-UTI Energy, Inc.	100,782	3,220,993
Pride International, Inc. *	54,340	1,694,321
Rowan Cos., Inc. (a)*	187,150	8,227,114
Tetra Technologies, Inc. (a)*	94,778	4,458,357
Tidewater, Inc. (a)	170,100	9,394,623
Todco, Class A *	147,200	5,801,152
Veritas DGC, Inc. (a)*	4,100	186,099
W-H Energy Services, Inc. (a)*	34,750	1,546,028
		47,323,794
Photo-optical, Micros & Office Machinery 1.4%		
Advanced Digital Information Corp. *	164,421	1,443,616
Baldwin Technology Co., Inc., Class A *	30,750	191,573
Ballantyne of Omaha, Inc. *	3,610	16,101
Electronics for Imaging, Inc. (a)*	38,320	1,071,810
Global Payment Technologies, Inc. *	2,098	4,406
Hypercom Corp. *	113,450	1,055,085
Intermec, Inc. *	48,594	1,482,603
Key Tronic Corp. *	9,770	42,500
M-Systems Flash Disk Pioneers Ltd. (a)*	65,734	1,699,881

See the accompanying notes to the financial statements.

Laudus Rosenberg U.S. Discovery Fund

Security	Number of Shares	Value ($)
Printronix, Inc.	2,745	42,410
SafeNet, Inc. (a)*	26,503	701,799
Western Digital Corp. *	268,790	5,222,590
		12,974,374
Publishing, Broadcasting & Cinema 0.9%		
Banta Corp.	42,000	2,183,160
Champion Industries, Inc.	6,000	37,440
Emak Worldwide, Inc. *	200	1,668
Monster Worldwide, Inc. *	125,325	6,248,704
Outlook Group Corp. (a)	2,800	36,596
Regent Communications, Inc. (a)*	35,184	162,198
Scholastic Corp. (a)*	1,288	34,467
Tufco Technologies, Inc. *	2,042	14,274
World Wrestling Entertainment, Inc. (a)	8,160	137,904
		8,856,411
Real Estate Development 0.4%		
Alderwoods Group, Inc. *	98,916	1,770,596
AMREP Corp. *	11,150	440,425
Avatar Holdings, Inc. (a)*	5,597	341,417
ILX Resorts, Inc.	5,160	52,374
J.W. Mays, Inc. (c)*	500	9,113
Patriot Transportation Holding, Inc. *	600	41,034
Service Corp. International	135,440	1,056,432
Stratus Properties, Inc. *	400	9,800
Tarragon Corp. (a)*	10,613	211,199
United Capital Corp. *	7,800	194,064
Wellsford Real Properties, Inc. *	12,500	98,875
		4,225,329
Real Estate Investment Trusts 4.6%		
Ashford Hospitality Trust (a)	58,530	725,772
Associated Estates Realty Corp.	100	1,125
Boykin Lodging Co. (a)*	42,560	480,502
CBL & Associates Properties, Inc. (a)	9,630	408,793
Colonial Properties Trust	40,050	2,007,706
Commercial Net Lease Realty	45,056	1,049,805
Correctional Properties Trust	33,035	827,527
Eagle Hospitality Properties Trust, Inc. (a)	1,410	14,213
Entertainment Properties Trust	15,500	650,690
Equity Inns, Inc.	400	6,480
Gladstone Commercial Corp.	1,680	34,020
Highland Hospitality Corp. (a)	148,971	1,893,421
Home Properties, Inc.	14,020	716,422
HRPT Properties Trust	622,560	7,308,854
LTC Properties, Inc.	32,580	757,811
Mission West Properties, Inc.	19,330	227,127
Monmouth Capital Corp.	2,570	14,855
Monmouth Real Estate Investment Corp., Class A	1,604	13,506
National Health Investors, Inc. (a)	39,950	1,014,730
National Health Realty, Inc.	7,100	141,432
New Plan Excel Realty Trust (a)	50,040	1,298,038
Omega Healthcare Investors, Inc.	167,810	2,352,696
One Liberty Properties, Inc.	21,500	426,345
Presidential Realty Corp., Class B	5,410	36,599
PS Business Parks, Inc.	35,870	2,005,850
Reckson Associates Realty Corp.	168,600	7,725,252
Roberts Realty Investors, Inc. *	20	159
Strategic Hotel Capital, Inc.	112,320	2,614,810
Sunstone Hotel Investors, Inc. (a)	89,600	2,595,712
Supertel Hospitality, Inc. (a)	140	777
Trizec Properties, Inc. (a)	242,595	6,241,969
Windrose Medical Properties Trust	31,470	474,568
Winthrop Realty Trust *	52,640	278,466
		44,346,032
Restaurants, Hotels & Theaters 1.8%		
Benihana, Inc. *	7,695	236,083
Bob Evans Farms, Inc. (a)	14,000	415,940
Brinker International, Inc.	36,100	1,525,225
CBRL Group, Inc.	95,539	4,195,117
Champps Entertainment, Inc. *	1,475	12,169
Churchill Downs, Inc. (a)	236	9,044
Domino's Pizza, Inc. (a)	4,510	128,761
Dover Downs Gaming & Entertainment, Inc.	31,000	674,870
Dover Motorsports, Inc.	400	2,196
Famous Dave's of America, Inc. *	4,500	58,770
Frisch's Restaurants, Inc.	2,000	41,400
Interstate Hotels & Resorts, Inc. *	85,100	455,285
Isle of Capri Casinos, Inc. *	44,632	1,485,353
J. Alexander's Corp.	10,480	84,888
Jack in the Box, Inc. *	13,640	593,340
Lodgian, Inc. (a)*	72,940	1,013,137
Luby's, Inc. *	22,410	279,901
Marcus Corp.	28,130	561,193
McCormick & Schmick's Seafood Restaurants, Inc. (a)*	4,890	124,548
Monarch Casino & Resort, Inc. (a)*	1,751	49,711
Nathan's Famous, Inc. *	5,324	65,419
Orient-Express Hotels Ltd., Class A (a)	4,200	164,766
Papa John's International, Inc. *	28,304	928,654
Penn National Gaming, Inc. (a)*	10,010	422,222
Pinnacle Entertainment, Inc. *	13,425	378,182
Rare Hospitality International, Inc. *	25,777	897,813
Red Lion Hotels Corp. *	32,700	434,910
Sands Regent *	13,277	159,722
Star Buffet, Inc.	3,600	30,564
Trump Entertainment Resorts, Inc. (a)*	62,781	1,162,704
Vail Resorts, Inc. *	16,420	627,572
		17,219,459
Retail 6.3%		
1-800-FLOWERS.COM, Inc., Class A (a)*	80,900	574,390
AnnTaylor Stores Corp. *	200,589	7,379,669
Barnes & Noble, Inc.	8,980	415,325
Big Dog Holdings, Inc. (a)*	5,443	63,520
Big Lots, Inc. (a)*	70	977
Blair Corp.	2,638	109,240
Books-A-Million, Inc.	9,730	111,992
Borders Group, Inc.	8,320	209,997

See the accompanying notes to the financial statements.

Laudus Rosenberg U.S. Discovery Fund

Portfolio Holdings continued

Security	Number of Shares	Value ($)
Brown Shoe Co., Inc.	41,270	2,165,850
Casey's General Stores, Inc. (a)	500	11,435
Charming Shoppes, Inc. (a)*	157,184	2,337,326
Claire's Stores, Inc.	82,600	2,999,206
Coldwater Creek, Inc. *	102,295	2,843,801
Conn's, Inc. (a)*	6,400	218,624
Cost-U-Less, Inc. *	7,770	60,994
Deb Shops, Inc.	2,772	82,328
EZCORP, Inc., Class A *	31,794	938,559
Factory Card & Party Outlet Corp. *	4,944	40,294
First Cash Financial Services, Inc. *	18,388	367,576
Foodarama Supermarkets, Inc. *	1,400	72,800
Gottschalks, Inc. (a)*	21,217	194,348
Group 1 Automotive, Inc.	20,100	955,554
GSI Commerce, Inc. (a)*	96,838	1,646,246
Guess?, Inc. (a)*	10,600	414,566
Hastings Entertainment, Inc. *	16,230	98,191
Hibbett Sporting Goods, Inc. (a)*	23,747	783,414
Insight Enterprises, Inc. (a)*	5,290	116,433
Jennifer Convertibles, Inc. *	100	510
Lithia Motors, Inc., Class A (a)	44,650	1,549,355
Longs Drug Stores Corp.	84,120	3,893,074
Matria Healthcare, Inc. *	48,831	1,853,625
Nutri/System, Inc. (a)*	33,667	1,599,856
O'Reilly Automotive, Inc. *	173,331	6,336,981
PolyMedica Corp. (a)	4,870	206,293
Retail Ventures, Inc. *	440	6,450
Rush Enterprises, Inc., Class B *	32,497	541,725
Sabre Holdings Corp., Class A	350,300	8,242,559
Shoe Carnival, Inc. *	7,500	187,350
Smart & Final, Inc. *	1,080	17,701
Sport Chalet, Inc., Class A *	3,050	22,845
Sport Chalet, Inc., Class B *	450	3,520
Stage Stores, Inc. (a)	58,523	1,741,059
Stamps.com, Inc. *	48,100	1,696,006
Syms Corp. (a)*	1,400	21,000
Systemax, Inc. (a)*	17,896	129,209
The Bon-Ton Stores, Inc.	18,266	590,905
The Buckle, Inc.	400	16,380
The Cato Corp., Class A	85,560	2,041,462
The Children's Place Retail Stores, Inc. (a)*	31,562	1,827,440
The Dress Barn, Inc. (a)*	8,300	397,985
The Men's Wearhouse, Inc.	6,330	227,500
The Sports Authority, Inc. *	16,487	608,370
United Retail Group, Inc. *	16,400	307,172
Village Super Market, Inc., Class A (a)	1,000	59,490
Weis Markets, Inc. (a)	31,390	1,399,052
		60,737,529
Soaps & Cosmetics 0.1%		
CPAC, Inc.	4,567	18,656
Elizabeth Arden, Inc. (a)*	9,704	226,297
Parlux Fragrances, Inc. (a)*	19,800	638,550
		883,503
Software 6.4%		
Advent Software, Inc. *	1,211	34,417
American Software, Inc., Class A	16,950	123,226
Black Box Corp. (a)	47,851	2,299,241
BMC Software, Inc. (a)*	338,600	7,334,076
Cadence Design Systems, Inc. *	539,111	9,968,162
Captaris, Inc. *	2,141	9,913
CIBER, Inc. (a)*	37,300	237,974
Computer Programs & Systems, Inc.	15,851	792,550
Computer Task Group, Inc. *	3,845	16,341
Compuware Corp. (a)*	165,056	1,292,388
CSP, Inc. *	7,852	49,782
Digital Insight Corp. *	660	24,024
Document Sciences Corp. *	619	4,630
Eclipsys Corp. *	123,700	2,920,557
Edgewater Technology, Inc. *	9,470	61,934
Emdeon Corp. *	175,674	1,897,279
First American Corp.	151,743	5,942,256
Harris Interactive, Inc. *	51,142	287,418
Imergent, Inc. *	770	8,501
Inforte Corp. *	6,870	30,091
Integral Systems, Inc.	348	9,393
Internet Capital Group, Inc. (a)*	40,814	384,468
Internet Security Systems, Inc. (a)*	94,705	2,271,026
Interwoven, Inc. *	35,320	317,527
INX, Inc. *	850	5,270
JDA Software Group, Inc. (a)*	4,464	64,460
John H. Harland Co.	13,219	519,507
Keynote Systems, Inc. *	8,261	94,506
Lawson Software, Inc. (a)*	34,856	267,346
Lightbridge, Inc. *	57,625	639,637
Manatron, Inc. *	698	4,858
ManTech International Corp., Class A (a)*	16,515	548,628
MapInfo Corp. (a)*	23,571	330,465
Merge Technologies, Inc. *	23,372	373,251
Moldflow Corp. *	22,029	345,855
NetManage, Inc. *	23,561	141,366
NetScout Systems, Inc. *	4,470	40,677
NWH, Inc.	1,650	23,001
Pacific Internet Ltd. *	1,850	15,817
PDF Solutions, Inc. (a)*	1,030	19,488
Perot Systems Corp., Class A *	200,470	3,119,313
Pervasive Software, Inc. (a)*	10,641	43,841
Progress Software Corp. *	11,150	324,353
Quest Software, Inc. (a)*	38,366	640,712
Radiant Systems, Inc. (a)*	67,557	913,371
RealNetworks, Inc. (a)*	335,877	2,770,985
Source Interlink Cos., Inc. (a)*	48,496	552,854
SPSS, Inc. *	53,200	1,684,312
SSA Global Technologies, Inc. (a)*	19,643	314,877
Stellent, Inc.	24,305	288,257
Sybase, Inc. (a)*	223,471	4,719,708
Sykes Enterprises, Inc. *	48,799	691,970
Synopsys, Inc. *	64,520	1,442,022
TechTeam Global, Inc. (a)*	19,759	219,918
The TriZetto Group, Inc. (a)*	28,020	492,872
THQ, Inc. (a)*	66,276	1,715,886
Tier Technologies, Inc., Class B *	1,800	14,490
TSR, Inc.	4,099	22,504
Tyler Technologies, Inc. (a)*	3,200	35,200
Witness Systems, Inc. *	72,981	1,853,717
		61,612,468

See the accompanying notes to the financial statements.

Security	Number of Shares	Value ($)
Textiles & Apparel 2.0%		
Albany International Corp., Class A (a)	73,101	2,784,417
Carter's, Inc. *	39,570	2,670,579
Coach, Inc. *	4,300	148,694
Culp, Inc. *	3,110	15,084
Decorator Industries, Inc. (a)	3,640	32,214
Dixie Group, Inc. *	1,549	23,173
G-III Apparel Group Ltd. *	4,726	52,322
Hampshire Group Ltd. *	9,900	202,356
Hartmarx Corp. (a)*	52,550	468,221
Lacrosse Footwear, Inc. *	520	6,276
Phillips-Van Heusen Corp.	84,010	3,210,022
Polo Ralph Lauren Corp.	28,670	1,737,689
Skechers U.S.A., Inc., Class A *	61,000	1,520,730
Steven Madden Ltd. *	34,901	1,238,985
Stride Rite Corp.	97,657	1,414,073
The Gymboree Corp. *	61,560	1,603,022
Tommy Hilfiger Corp. *	36,059	593,892
VF Corp.	13,520	769,288
Weyco Group, Inc. (a)	3,137	70,583
Wolverine World Wide, Inc.	14,160	313,361
		18,874,981
Wholesale 3.0%		
ADDvantage Technologies Group, Inc. *	16,600	97,940
Adesa, Inc. (a)	73,990	1,978,493
Agilysys, Inc.	1,569	23,629
All American Semiconductor, Inc. *	7,950	41,261
Applied Industrial Technologies, Inc.	47,885	2,135,671
Aristotle Corp. *	6,869	53,235
Arrow Electronics, Inc. *	204,071	6,585,371
Avnet, Inc. *	110,700	2,809,566
Bell Microproducts, Inc. (a)*	40,554	249,813
BlueLinx Holdings, Inc.	28,200	451,200
Coast Distribution System, Inc.	9,400	68,620
Delta Apparel, Inc.	5,850	103,720
First Aviation Services, Inc. *	2,600	10,673
Huttig Building Products, Inc. *	15,071	140,311
IKON Office Solutions, Inc. (a)	8,800	125,400
Industrial Distribution Group, Inc. *	13,683	115,621
Interline Brands, Inc. *	28,520	719,560
Keystone Automotive Industries, Inc. *	46,171	1,948,878
Lawson Products, Inc. (a)	768	31,442
Lazare Kaplan International, Inc. *	12,250	95,550
Lenox Group, Inc. *	2,430	31,833
LKQ Corp. (a)*	31,498	655,473
Man Sang Holdings, Inc. *	8,840	51,360
NACCO Industries, Inc., Class A	12,800	1,970,688
Nu Horizons Electronics Corp. (a)*	2,029	17,267

Security	Number of Shares	Value ($)
P & F Industries, Inc. *	1,750	25,725
Pomeroy IT Solutions, Inc. (a)*	15,700	131,252
Spartan Stores, Inc.	65,668	837,267
TESSCO Technologies, Inc. *	8,400	155,400
Traffix, Inc.	6,490	37,382
Valley National Gases, Inc.	11,800	252,638
WESCO International, Inc. *	94,600	6,433,746
		28,385,985
Total Common Stock (Cost $783,364,162)		**945,840,344**

Rights 0.0% of net assets		
Winthrop Realty Trust, Inc. expiring 4/27/06	4,097	0
Total Rights (Cost $—)		**0**

	Face Amount ($)	
Short-term Investment 1.1% of net assets		
Repurchase Agreement 1.1%		
State Street Bank & Trust Co. dated 3/31/06, due 4/3/06 at 3.75% with a maturity value of $10,753,235 (fully collateralized by Federal National Mortgage Association Securities with a value of $10,967,769)	10,749,876	**10,749,876**
Total Short-term Investment (Cost $10,749,876)		**10,749,876**

End of Investments.

	Number of Shares	
Collateral Invested for Securities on Loan 8.7% of net assets		
State Street Navigator Security Lending Prime Portfolio	83,107,644	**83,107,644**
Total Collateral Invested for Securities on Loan (Cost $83,107,644)		**83,107,644**

End of collateral invested for securities on loan.

At March 31, 2006 the tax basis cost of the fund's investments was $794,698,402, and the unrealized appreciation and depreciation were $170,098,861 and ($8,207,043), respectively, with a net unrealized appreciation of $161,891,818.

* Non-income producing security.

(a) All or a portion of this security is on loan.

(b) Fair-valued by Management.

(c) Illiquid security.

Laudus Rosenberg U.S. Small Capitalization Fund

Portfolio Holdings as of March 31, 2006

Holdings by Category		Cost ($)	Value ($)
99.9%	**Common Stock**	891,215,266	1,279,324,621
—%	**Rights**	0	0
99.9%	**Total Investments**	**891,215,266**	**1,279,324,621**
2.7%	**Collateral Invested for Securities on Loan**	34,693,294	34,693,294
(2.6)%	**Other Assets and Liabilities**		(33,430,646)
100.0%	**Net Assets**		**1,280,587,269**

Security	Number of Shares	Value ($)
Common Stock 99.9% of net assets		
Agriculture, Food & Beverage 1.9%		
Cagle's, Inc., Class A *	10	70
Diedrich Coffee, Inc. *	9,066	42,157
Flowers Foods, Inc.	295,424	8,774,093
J & J Snack Foods Corp.	16,508	554,504
Lance, Inc.	156,800	3,528,000
National Beverage Corp. *	69,800	807,586
Seaboard Corp.	4,580	7,300,520
Seneca Foods Corp., Class B *	400	7,970
The Andersons, Inc.	42,885	3,354,893
		24,369,793
Airlines 1.3%		
Air Methods Corp. *	18,014	532,134
AirNet Systems, Inc. *	83,630	291,869
Alaska Air Group, Inc. *	257,500	9,128,375
Macquaire Infrastructure Co. Trust	130,379	4,237,317
SkyWest, Inc.	71,189	2,083,702
		16,273,397
Autos 0.4%		
Aftermarket Technology Corp. (a)*	82,405	1,863,177
R&B, Inc. *	93,083	954,101
Sequa Corp., Class A *	11,030	1,078,734
Spartan Motors, Inc. (a)	5,082	58,443
Strattec Security Corp. *	2,500	93,225
Supreme Industries, Inc., Class A	36,694	272,636
Sypris Solutions, Inc.	77,124	727,279
TRW Automotive Holdings Corp. *	4,859	113,215
		5,160,810
Banks & Credit Institutions 5.9%		
1st Source Corp.	21,936	657,641
Accredited Home Lenders Holding Co. (a)*	175,457	8,979,889
Advanta Corp., Class A	178,531	6,086,122
American Community Bancshares, Inc.	8,100	109,350
Anchor Bancorp Wisconsin, Inc.	38,543	1,168,238
Auburn National Bancorporation, Inc.	100	2,306
Berkshire Bancorp, Inc.	20,100	333,861
Berkshire Hills Bancorp, Inc.	15,521	542,304

Security	Number of Shares	Value ($)
Beverly Hills Bancorp, Inc. (a)	10,496	111,258
Blue River Bancshares, Inc. *	100	692
BNCCORP, Inc. *	12,267	163,764
BOE Financial Services of Virginia, Inc.	301	10,394
Britton & Koontz Capital Corp.	5,473	126,590
Brunswick Bancorp *	210	2,709
Camco Financial Corp.	540	7,760
Capital Crossing Bank *	25,378	808,543
Cardinal Financial Corp.	14,020	189,691
Carver Bancorp, Inc.	22,600	384,313
Cascade Financial Corp.	8,016	152,304
Central Bancorp, Inc.	320	9,216
Centrue Financial Corp. *	10,100	260,176
CFS Bancorp, Inc.	24,352	364,793
Codorus Valley Bancorp, Inc.	160	3,280
Community Bank Shares of Indiana, Inc.	1,030	23,752
Community Capital Corp.	3,588	86,076
Community Central Bank Corp.	96	1,153
Community Financial Corp. (a)	2,175	48,285
Community Shores Bank Corp. *	180	2,147
Community West Bancshares	11,100	156,843
CompuCredit Corp. *	55,398	2,039,200
Consumer Portfolio Services, Inc. *	40,027	327,421
Cooperative Bankshares, Inc.	289	6,731
Corus Bankshares, Inc. (a)	159,192	9,462,372
Cowlitz Bancorp *	36,907	506,364
Crescent Banking Co.	1,473	60,025
Delta Financial Corp. (a)	52,590	502,234
Desert Community Bank	19,679	791,096
Dollar Financial Corp. *	90,582	1,610,548
ECB Bancorp, Inc.	2,089	69,459
Elmira Savings Bank, FSB	10,909	294,543
Federal Agricultural Mortgage Corp., Class C (a)	29,120	856,710
Fidelity Bancorp, Inc.	60	1,140
Fidelity Southern Corp.	9,457	168,335
Financial Institutions, Inc.	3,006	56,783
First Bancorp of Indiana, Inc.	2,646	55,090
First Bancshares, Inc.	11,901	204,697
First BancTrust Corp.	12,550	149,659
First Citizens BancShares, Inc., Class A (a)	64,226	12,395,618
First Defiance Financial Corp.	2,891	76,149
First Federal Bancshares of Arkansas, Inc.	14,584	375,392
First Federal Bancshares, Inc.	1,250	22,825
First Federal Bankshares, Inc.	5,999	135,577
First Financial Service Corp.	100	2,999
First Indiana Corp.	2,191	61,129
First Mariner Bancorp, Inc. *	420	8,056
First Place Financial Corp. (a)	59,056	1,464,589
First Regional Bancorp (a)*	3,400	303,042
First West Virginia Bancorp, Inc.	330	6,303
FirstFed Financial Corp. (a)*	99,280	5,937,937
FMS Financial Corp.	580	10,890
FNB Corp. of North Carolina (a)	7,564	154,457
FNB Corp. of Virginia	700	23,786
Franklin Bank Corp. *	21,392	411,368
Glen Burnie Bancorp	360	6,095

See the accompanying notes to the financial statements.

Security	Number of Shares	Value ($)
Great Pee Dee Bancorp, Inc.	1,900	30,398
Greene County Bancshares, Inc.	120	3,505
GS Financial Corp.	8,660	145,271
Guaranty Federal Bancshares, Inc.	3,052	92,323
Habersham Bancorp	25,078	576,794
HF Financial Corp.	23,106	434,855
Hingham Institution for Savings	9,400	366,600
HMN Financial, Inc.	16,950	589,690
Horizon Bancorp	6,123	185,221
Integra Bank Corp.	14,818	338,739
Intervest Bancshares Corp. *	50,500	1,825,070
ITLA Capital Corp.	7,008	337,926
Lincoln Bancorp	2,000	37,620
LSB Financial Corp.	3,882	110,637
MAF Bancorp, Inc.	13,944	610,329
MASSBANK Corp.	12,262	403,297
Matrix Bancorp, Inc. *	10,276	226,072
Mayflower Co-operative Bank	40	530
Medallion Financial Corp.	3,066	41,544
Meta Financial Group, Inc.	2,000	45,660
MFB Corp.	3,400	102,170
MidWestOne Financial Group, Inc.	22,442	444,352
National Mercantile Bancorp *	11,016	206,550
New Hampshire Thrift Bancshares, Inc.	10,030	159,176
North Central Bancshares, Inc.	300	11,856
North Valley Bancorp	12,220	219,471
Northeast Bancorp	100	2,125
Northway Financial, Inc.	14,700	562,128
Park Bancorp, Inc.	12,608	441,280
Parkvale Financial Corp.	1,900	53,010
Patriot National Bancorp, Inc.	11,190	269,959
Peoples Bancorp of North Carolina	1,454	39,258
Peoples Bancorp, Inc.	900	19,049
Peoples BancTrust Co., Inc.	14,700	285,180
Peoples Community Bancorp	2,700	55,213
Pinnacle Bancshares, Inc.	1,640	23,780
Pocahontas Bancorp, Inc.	19,597	249,862
Premier Financial Bancorp, Inc. *	2,200	35,090
Princeton National Bancorp, Inc.	327	10,824
Provident Financial Holdings, Inc.	40,331	1,314,791
PSB Bancorp, Inc. *	44,225	551,486
QCR Holdings, Inc.	8,250	158,730
Renasant Corp.	6,000	221,640
Republic Bancorp, Inc., Class A	16,572	336,746
Republic First Bancorp, Inc. *	5,161	75,763
Royal Bancshares of Pennsylvania	200	4,904
South Street Financial Corp. (a)	393	3,694
Southern Missouri Bancorp, Inc.	12,548	185,334
Team Financial, Inc.	16,178	232,801
Teche Holding Co.	3,900	162,825
TF Financial Corp. (a)	10,166	304,980
Timberland Bancorp, Inc.	20,500	578,100
United Bancshares, Inc.	11,438	187,354
United Community Financial Corp.	19,551	236,958
United Financial Corp.	4,608	103,680
United Security Bancshares, Inc. (a)	1,180	31,612
Unity Bancorp, Inc.	18,201	292,126
Wainwright Bank & Trust Co.	49,814	518,066
Washington Banking Co.	8,397	151,482
Washington Savings Bank, F.S.B. *	12,620	105,377
WSFS Financial Corp.	10,114	635,463
WVS Financial Corp.	252	4,473
		75,342,868
Basic Minerals & Metals 4.1%		
A.M. Castle & Co.	1,740	51,330
Aleris International, Inc. *	73,850	3,549,970
Carpenter Technology Corp. (a)	6,000	567,120
Chaparral Steel Co. *	870	56,480
CommScope, Inc. *	177,780	5,075,619
Encore Wire Corp. *	200	6,776
Insteel Industries, Inc.	6,033	342,554
L.B. Foster Co., Class A *	61,100	1,187,173
Lone Star Technologies, Inc. *	49,020	2,716,198
Maverick Tube Corp. *	32,440	1,718,996
Northwest Pipe Co. *	43,927	1,333,184
NS Group, Inc. *	177,100	8,151,913
Olympic Steel, Inc.	44,134	1,331,964
Ryerson Tull, Inc.	242,476	6,488,658
Superior Essex, Inc. *	133,464	3,395,324
Synalloy Corp. *	1,000	14,990
Titanium Metals Corp. *	22,940	1,113,737
Universal Stainless & Alloy Products, Inc. *	1,040	26,728
Walter Industries, Inc.	237,711	15,836,307
		52,965,021
Biotechnology 0.1%		
Digene Corp. (a)*	35,055	1,370,651
Harvard Bioscience, Inc. (a)*	95,329	418,494
		1,789,145
Chemicals & Rubber 1.3%		
A. Schulman, Inc.	354,582	8,775,904
American Pacific Corp. *	32,206	295,651
Arch Chemicals, Inc.	183,504	5,578,522
Bairnco Corp.	16,600	177,454
Innospec, Inc.	25,240	646,901
LESCO, Inc. *	87	1,489
NewMarket Corp.	1,800	85,662
PolyOne Corp. *	320	2,982
Stepan Co.	20,000	591,000
Westlake Chemical Corp.	10,080	348,264
		16,503,829
Commercial Aircraft & Components 0.5%		
BE Aerospace, Inc. *	230,121	5,780,639
Ladish Co., Inc. *	2	58
		5,780,697
Communications Utilities 1.6%		
A.D.A.M., Inc. *	26,482	186,698
Atlantic Tele-Network, Inc.	27,300	1,556,100
CT Communications, Inc.	172,300	2,341,557

See the accompanying notes to the financial statements.

Portfolio Holdings continued

Security	Number of Shares	Value ($)
D&E Communications, Inc.	36,577	411,125
Earthlink, Inc. *	1,072,935	10,246,529
Golden Telecom, Inc.	102,474	3,079,344
Hector Communications Corp.	19,500	579,150
Playboy Enterprises, Inc., Class A *	630	7,963
Vignette Corp. *	152,241	2,245,555
		20,654,021
Construction & Homebuilding 1.9%		
Brookfield Homes Corp.	125,759	6,521,862
California Coastal Communities, Inc. *	340	12,614
Cavco Industries, Inc. *	590	28,668
Granite Construction, Inc.	346,300	16,857,884
MasTec, Inc. *	22,960	325,343
Meadow Valley Corp. *	19,374	238,881
Technical Olympic USA, Inc. (a)	2,619	53,297
		24,038,549
Construction Materials 0.8%		
Ameron International Corp.	52,200	3,822,606
Continental Materials Corp. (a)*	6,600	191,730
Devcon International Corp. *	870	8,700
Eagle Materials, Inc.	44,540	2,839,870
Oil-Dri Corp. of America	4,370	87,400
Patrick Industries, Inc. *	7,274	86,342
Rock of Ages Corp. *	45,217	225,181
U.S. Concrete, Inc. *	208,102	3,009,155
		10,270,984
Consumer Durables 0.1%		
Universal Electronics, Inc. *	84,584	**1,497,137**
Drugs & Pharmaceuticals 2.7%		
Alpharma, Inc., Class A	277,309	7,437,427
E-Z-EM, Inc. *	95,100	2,129,289
Endo Pharmaceutical Holdings, Inc. (a)*	320,662	10,520,920
First Horizon Pharmaceutical Corp. *	6,202	156,352
Matrixx Initiatives, Inc. (a)*	13,983	325,804
Meridian Bioscience, Inc.	137,456	3,708,563
Natural Alternative International, Inc. *	5,190	42,247
Nature's Sunshine Products, Inc.	127,260	1,590,750
Polydex Pharmaceuticals Ltd. *	2,587	21,472
Schiff Nutrition International, Inc. *	120,000	717,600
United Therapeutics Corp. *	81,695	5,414,745
ViroPharma, Inc. (a)*	235,204	2,987,091
		35,052,260
Electric Utilities 1.7%		
CH Energy Group, Inc.	148,449	7,125,552
Duquesne Light Holdings, Inc. (a)	457,530	7,549,245
Florida Public Utilites Co.	600	8,490
Green Mountain Power Corp.	13,800	398,682
UIL Holdings Corp.	137,800	7,213,830
Unitil Corp.	200	5,222
		22,301,021

Security	Number of Shares	Value ($)
Financial Investments 0.7%		
California First National Bancorp	36,431	526,792
Electro Rent Corp. (a)*	39,645	673,965
ePlus, Inc. *	39,279	558,940
Interdigital Communications Corp. *	7,230	177,280
Jackson Hewitt Tax Service, Inc.	32,590	1,029,192
MCG Capital Corp. (a)	218,454	3,082,386
PICO Holdings, Inc. (a)*	8,734	287,261
The Enstar Group, Inc. *	340	30,512
Universal Compression Holdings, Inc. *	39,800	2,016,666
Willis Lease Finance Corp. *	77,928	872,794
		9,255,788
Forest Products & Paper 1.2%		
Cenveo, Inc. *	124,889	2,070,659
DSG International Ltd. *	4,310	23,705
Lydall, Inc. *	6,840	66,006
Mod-Pac Corp. *	300	3,480
Nashua Corp. *	2,410	20,485
Universal Forest Products, Inc.	201,730	12,807,838
		14,992,173
Furniture & Household Items 3.8%		
Acuity Brands, Inc.	106,740	4,269,600
Aldila, Inc.	38,429	1,275,843
American Biltrite, Inc. *	19,310	221,679
American Locker Group, Inc. *	16,100	78,085
Atlantis Plastics, Inc., Class A (a)*	6,855	64,643
Bassett Furniture Industries, Inc. (a)	103,716	2,069,134
Callaway Golf Co.	2,310	39,732
Central Garden & Pet Co. *	164,299	8,730,849
Channell Commercial Corp. *	3,197	15,985
Chase Corp.	8,700	130,500
Chromcraft Revington, Inc. *	12,200	164,212
Communications Systems, Inc.	59,900	631,945
Cybex International, Inc. *	22,230	148,274
Ethan Allen Interiors, Inc. (a)	39,380	1,654,747
Flexsteel Industries, Inc.	20,710	285,798
Genlyte Group, Inc. *	130,400	8,885,456
Griffon Corp. (a)*	184,054	4,571,901
JAKKS Pacific, Inc. (a)*	189,186	5,058,834
Kimball International, Inc., Class B	11,719	176,254
La-Z-Boy, Inc. (a)	107,760	1,831,920
Movado Group, Inc. (a)	167,300	3,861,284
National Presto Industries, Inc.	6,000	295,020
Preformed Line Products Co.	965	32,733
Steelcase, Inc., Class A (a)	62,610	1,126,980
Summa Industries	2,600	26,520
Thomas & Betts Corp. *	1,650	84,777
West Pharmaceutical Services, Inc. (a)	67,873	2,356,550
		48,089,255

See the accompanying notes to the financial statements.

Security	Number of Shares	Value ($)
Gas & Other Public Utilities 0.6%		
Artesian Resources Corp., Class A	1,375	45,925
California Water Service Group	11,280	508,164
Chesapeake Utilities Corp.	2,780	86,847
Delta Natural Gas Co., Inc.	499	13,269
Nicor, Inc.	300	11,868
RGC Resources, Inc.	2,500	63,875
SJW Corp.	25,000	671,250
South Jersey Industries	186,371	5,082,337
Southwest Water Co. (a)	45,286	721,859
The Laclede Group, Inc.	5,200	178,984
Waste Industries USA, Inc. (a)	19,542	423,475
		7,807,853
Government Aircraft & Defense 0.1%		
Todd Shipyards Corp.	46,980	**1,459,669**
Health Care & Hospital 0.7%		
Allied Healthcare International, Inc. (a)*	201,920	979,312
Almost Family, Inc. *	18,600	334,800
American Shared Hospital Services	47,400	319,950
Chemed Corp. (a)	12,800	759,552
Gentiva Health Services, Inc. *	3,678	66,977
IntegraMed America, Inc. *	6,475	74,786
Medcath Corp. (a)*	68,235	1,304,653
MEDTOX Scientific, Inc. *	7,580	70,191
National Dentex Corp. *	56,400	1,310,172
National Healthcare Corp.	12,059	483,325
National Home Health Care Corp.	63,292	677,857
Pediatric Services of America, Inc. *	4,980	69,969
Pediatrix Medical Group, Inc. *	6,140	630,210
Res-Care, Inc. *	76,419	1,404,581
		8,486,335
Information & Services 6.0%		
Ablest, Inc. *	2,560	24,320
ABM Industries, Inc.	74,760	1,433,149
American Retirement Corp. (a)*	63,670	1,631,225
Bioanalytical Systems, Inc. *	10,400	65,520
Capital Title Group, Inc.	60,748	468,367
Carriage Services, Inc. (a)*	155,840	748,032
CBIZ, Inc. *	98,722	789,776
CDI Corp.	116,700	3,357,459
Corrections Corp. of America *	30,051	1,358,305
CPI Corp.	80	1,632
Ecology & Environment, Inc.	24,930	258,275
Exponent, Inc. *	52,600	1,664,790
Forrester Research, Inc. (a)*	26,291	586,815
Franklin Covey Co. *	176,740	1,385,642
Hallwood Group, Inc. *	11,780	1,705,155
Horizon Health Corp. (a)*	15,336	303,653
Hudson Highland Group, Inc. *	17,993	340,787
ICT Group, Inc. *	44,667	1,214,942
Kelly Services, Inc., Class A	223,895	6,083,227
Kendle International, Inc. *	143,100	4,836,780
Kforce, Inc. *	7,820	99,705
Layne Christensen Co. (a)*	60,520	2,028,630

Security	Number of Shares	Value ($)
Mac-Gray Corp. *	19,320	229,135
Metal Management, Inc.	110,996	3,513,023
Michael Baker Corp. *	65,390	1,852,499
Monro Muffler Brake, Inc. (a)	93,620	3,477,047
MPS Group, Inc. (a)*	824,508	12,614,972
National Technical Systems, Inc. *	9,626	57,756
NCO Group, Inc. (a)*	233,224	5,539,070
Nobel Learning Communities, Inc. *	4,980	47,708
Opinion Research Corp. *	63,216	377,400
Parexel International Corp. *	83,279	2,201,897
RCM Technologies, Inc. *	91,523	591,239
Schnitzer Steel Industries, Inc., Class A (a)	154,310	6,612,184
Security National Financial Corp., Class A *	36,588	173,793
SOURCECORP, Inc. *	110,974	2,675,583
SRI/Surgical Express, Inc. *	3,322	19,567
Steiner Leisure Ltd. *	44,195	1,789,898
TeleTech Holdings, Inc. (a)*	332,800	3,697,408
Vertrue, Inc. (a)*	12,519	523,294
Volt Information Sciences, Inc. *	7,280	222,477
Westaff, Inc. *	100	387
		76,602,523
Instruments 6.6%		
Allied Healthcare Products, Inc. *	78,652	473,485
American Science & Engineering, Inc. (a)*	24,885	2,324,259
Armor Holdings, Inc. *	28,469	1,659,458
Arthrocare Corp. (a)*	185,167	8,854,686
Atrion Corp.	12,370	977,106
Badger Meter, Inc.	3,540	201,709
Bruker BioSciences Corp. (a)*	10,590	57,186
Candela Corp. (a)*	203,660	4,399,056
Checkpoint Systems, Inc. *	382,540	10,282,675
Coherent, Inc. *	3,086	108,349
Datascope Corp. (a)	145,114	5,740,710
DJ Orthopedics, Inc. *	203,580	8,094,341
Encore Medical Corp. *	116,708	597,545
Escalon Medical Corp. (a)*	795	3,705
Esterline Technologies Corp. *	129,720	5,545,530
Frequency Electronics, Inc.	1,960	27,440
Haemonetics Corp. *	239,700	12,169,569
Iridex Corp. *	21,150	258,876
K-Tron International, Inc. *	25,210	1,227,223
Kewaunee Scientific Corp.	25,868	232,295
LeCroy Corp. *	31,811	497,842
Mesa Laboratories, Inc.	1,700	23,987
Misonix, Inc. *	53,922	365,591
Molecular Devices Corp. (a)*	33,876	1,123,328
New Brunswick Scientific Co., Inc. *	49,758	424,933
O.I. Corp. *	29,264	415,256
Oakley, Inc. (a)	25,970	442,009
OYO Geospace Corp. (a)*	2,645	156,029
Perceptron, Inc. *	64,037	544,955
Schmitt Industries, Inc. *	8,289	55,371
Span-America Medical Systems, Inc.	27,300	357,630
Thoratec Corp. (a)*	414,130	7,980,285

Portfolio Holdings continued

Security	Number of Shares	Value ($)
Viasys Healthcare, Inc. *	273,560	8,228,685
Vicon Industries, Inc. *	39,320	125,824
ZEVEX International, Inc. (a)*	17,150	248,161
		84,225,089
Insurance 5.6%		
Ambassadors International, Inc.	11,250	204,300
American National Insurance Co.	4,430	496,514
American Physicians Capital, Inc. *	8,351	400,848
American Physicians Service Group, Inc.	22,300	308,855
American Safety Insurance Holdings Ltd. *	76,900	1,284,999
Argonaut Group, Inc. *	53,751	1,910,848
Ceres Group, Inc. (a)*	14,745	81,392
Delphi Financial Group, Inc., Class A (a)	238,750	12,326,663
FBL Financial Group, Inc., Class A	42,500	1,464,125
FPIC Insurance Group, Inc. (a)*	83,400	3,152,520
Great American Financial Resources, Inc.	84,200	1,661,266
Horace Mann Educators Corp.	292,296	5,495,165
Independence Holding Co.	28,738	662,698
Kansas City Life Insurance Co.	38,701	1,983,039
Max Re Capital Ltd.	323,917	7,709,225
Meadowbrook Insurance Group, Inc. *	26,950	188,650
Merchants Group, Inc.	2,960	89,244
National Western Life Insurance Co., Class A *	24,363	5,659,281
NYMAGIC, Inc.	29,070	867,158
Ohio Casualty Corp.	57,171	1,812,321
Presidential Life Corp.	58,881	1,496,166
Reinsurance Group of America, Inc.	980	46,344
RTW, Inc. (a)*	41,410	437,704
Scottish Re Group Ltd.	323,230	8,019,336
SCPIE Holdings, Inc. *	4,300	105,350
Selective Insurance Group, Inc.	95,013	5,035,689
State Auto Financial Corp. (a)	5,923	199,664
Stewart Information Services Corp.	135,640	6,385,931
The Midland Co.	13,926	487,132
Unico American Corp. *	50,686	486,586
United America Indemnity Ltd., Class A *	30,370	695,473
Wesco Financial Corp.	1,170	466,830
		71,621,316
IT Hardware 8.0%		
Advanced Energy Industries, Inc. *	165,913	2,344,351
Advanced Power Technology, Inc. *	300	4,401
AMIS Holdings, Inc. (a)*	19,936	180,620
Amtech Systems, Inc. *	29,100	212,721
Anaren, Inc. (a)*	18,056	351,550
Arris Group, Inc. *	866,834	11,927,636
BTU International, Inc. *	3,660	60,134
CalAmp Corp. *	40,790	478,875

Security	Number of Shares	Value ($)
Cobra Electronics Corp. *	63,985	677,601
CTS Corp.	2,080	27,830
Diodes, Inc. *	19,482	808,503
DSP Group, Inc. (a)*	220,449	6,395,225
EMS Technologies, Inc. *	131,819	2,376,697
Espey Manufacturing & Electronics Corp.	22,000	348,700
Exar Corp. *	241,156	3,443,708
Glenayre Technologies, Inc. *	69,142	362,996
Globecomm Systems, Inc. (a)*	49,480	366,152
Imation Corp.	228,940	9,823,815
Integrated Device Technology, Inc. *	21,680	322,165
IXYS Corp. *	89,188	822,313
Kopin Corp. *	47	235
Kulicke & Soffa Industries, Inc. *	96,455	920,181
Merrimac Industries, Inc. *	34,300	329,280
Micrel, Inc. *	5,369	79,569
Microsemi Corp. (a)*	470,648	13,700,563
Netlogic Microsystems, Inc. (a)*	305	12,569
ON Semiconductor Corp. (a)*	1,396,461	10,138,307
Optical Cable Corp. *	13,263	68,822
Park Electrochemical Corp.	15,413	454,683
Plexus Corp. *	297,009	11,158,628
Powerwave Technologies, Inc. (a)*	56,493	762,091
Semitool, Inc. *	97,494	1,108,507
Sigmatron International, Inc. *	7,094	64,555
SonicWALL, Inc. (a)*	435,877	3,090,368
Sparton Corp.	3,420	30,062
Spectrum Control, Inc. *	95,916	784,593
Standard Microsystems Corp. *	79,828	2,073,931
Stratos International, Inc. (a)*	76,605	619,734
Symmetricom, Inc. (a)*	22,583	193,085
Technitrol, Inc.	98,485	2,361,670
Trident Microsystems, Inc. (a)*	470,432	13,670,754
Vodavi Technology, Inc. *	1,912	13,384
White Electronic Designs Corp. *	13,390	78,465
		103,050,029
Land & Water Transportation 1.7%		
Arkansas Best Corp.	63,564	2,486,624
B & H Ocean Carriers Ltd. (a)*	10,410	205,597
Celadon Group, Inc. *	44,238	968,370
EGL, Inc. *	305,478	13,746,510
HUB Group, Inc., Class A *	7,800	355,524
Isramco, Inc. *	10,725	147,147
Kirby Corp. *	9,070	617,758
Marten Transport Ltd. *	11,305	204,507
Seacor Holdings, Inc. *	15,990	1,266,408
USA Truck, Inc. *	77,669	1,912,211
Werner Enterprises, Inc. (a)	400	7,348
		21,918,004
Mainframe & Minicomputers 0.0%		
Neoware Systems, Inc. *	10	**296**
Metal Products & Machinery 6.1%		
Allied Motion Technologies, Inc. *	54,816	206,108
Ampco-Pittsburgh Corp.	1,120	22,400
Astec Industries, Inc. *	22,360	802,724

See the accompanying notes to the financial statements.

Laudus Rosenberg U.S. Small Capitalization Fund

Security	Number of Shares	Value ($)
Bonso Electronic International, Inc.	51,296	266,226
Chicago Rivet & Machine Co.	5,210	102,637
Eastern Co.	900	18,855
Electro Scientific Industries, Inc. *	200	4,426
EnerSys *	16,548	228,362
EnPro Industries, Inc. *	209,137	7,173,399
Evans & Sutherland Computer Corp. *	68,201	437,851
Gehl Co. *	67,699	2,242,191
Gerber Scientific, Inc. *	110,000	1,137,400
Hardinge, Inc.	85,092	1,369,130
International Aluminum Corp.	37,100	1,524,439
Intevac, Inc. *	2,669	76,814
JLG Industries, Inc.	232,080	7,145,743
Kadant, Inc. *	200	4,540
Kennametal, Inc. (a)	213,520	13,054,613
Lennox International, Inc.	509,700	15,219,642
Material Sciences Corp. (a)*	780	9,422
Mestek, Inc. *	1,800	22,644
NN, Inc. (a)	9,761	126,015
Q.E.P. Co., Inc. *	9,388	107,587
Regal Beloit Corp.	239,960	10,143,109
Robbins & Myers, Inc. (a)	10,550	227,880
Rofin-Sinar Technologies, Inc. (a)*	2	108
SL Industries, Inc. *	35,600	587,400
Standex International Corp. (a)	87,930	2,783,864
Tech/Ops Sevcon, Inc.	300	1,920
The Middleby Corp. *	9,871	826,400
The Oilgear Co. *	300	3,963
Twin Disc, Inc.	31,500	1,718,010
Veeco Instruments, Inc. *	98,640	2,303,244
Woodward Governor Co.	253,722	8,436,257
		78,335,323
Miscellaneous Finance 1.9%		
Affiliated Managers Group, Inc. (a)*	98,455	10,496,288
Knight Capital Group, Inc., Class A *	639,150	8,903,359
Nasdaq Stock Market, Inc. *	100	4,004
Piper Jaffray Cos. *	17,030	936,650
Stifel Financial Corp. *	6,000	262,020
SWS Group, Inc.	123,219	3,222,177
		23,824,498
Oil & Coal Resources 2.0%		
Berry Petroleum Co., Class A	105,480	7,220,106
Callon Petroleum Co. (a)*	64,390	1,353,478
Cimarex Energy Co.	9,710	420,055
Foundation Coal Holdings, Inc.	194,820	8,014,895
Prime-Energy, Inc. *	6,800	556,920
Swift Energy Co. (a)*	114,040	4,271,938
Teton Energy Corp. *	49,550	338,922
W&T Offshore, Inc. (a)	3,160	127,380
Whiting Petroleum Corp. *	81,544	3,342,488
		25,646,182

Security	Number of Shares	Value ($)
Oil Distribution 1.8%		
Adams Resources & Energy, Inc.	11,550	325,710
Frontier Oil Corp.	358,000	21,247,300
Giant Industries, Inc. *	12,100	841,434
		22,414,444
Oil Drilling & Services 2.8%		
Dawson Geophysical Co. (a)*	54,228	1,496,693
Lufkin Industries, Inc.	68,546	3,800,190
McDermott International, Inc. *	20,000	1,089,000
NATCO Group, Inc., Class A *	153,900	4,170,690
Oceaneering International, Inc. *	30,500	1,747,650
Oil States International, Inc. (a)*	109,300	4,027,705
Tetra Technologies, Inc. *	54,195	2,549,333
Veritas DGC, Inc. *	345,100	15,664,089
W-H Energy Services, Inc. *	34,100	1,517,109
		36,062,459
Photo-optical, Micros & Office Machinery 1.3%		
Advanced Digital Information Corp. *	20	176
Baldwin Technology Co., Inc., Class A *	5,320	33,144
Dataram Corp.	2,019	12,013
Electronics for Imaging, Inc. *	94,735	2,649,738
Global Payment Technologies, Inc. *	42,650	89,565
Hypercom Corp. *	403,450	3,752,085
Intermec, Inc. (a)*	8,630	263,301
Key Tronic Corp. *	16,280	70,818
M-Systems Flash Disk Pioneers Ltd. (a)*	182,127	4,709,804
Printronix, Inc.	67,977	1,050,245
SafeNet, Inc. (a)*	140,545	3,721,631
		16,352,520
Publishing, Broadcasting & Cinema 0.1%		
Banta Corp.	2,600	135,148
Champion Industries, Inc.	20,690	129,106
Emak Worldwide, Inc. (a)*	11,275	94,033
Outlook Group Corp.	24,643	322,084
Regent Communications, Inc. *	30,179	139,125
Tufco Technologies, Inc. *	17,915	125,226
World Wrestling Entertainment, Inc.	20	338
		945,060
Real Estate Development 0.9%		
Alderwoods Group, Inc. *	386,106	6,911,297
AMREP Corp. *	34,825	1,375,588
Avatar Holdings, Inc. (a)*	29,009	1,769,549
ILX Resorts, Inc.	28,300	287,245
J.W. Mays, Inc. (b)*	17,100	311,648
Patriot Transportation Holding, Inc. *	4,236	289,700
Tarragon Corp. (a)*	27,210	541,479
United Capital Corp. (a)*	6,190	154,007
		11,640,513

See the accompanying notes to the financial statements.

Portfolio Holdings continued

Security	Number of Shares	Value ($)
Real Estate Investment Trusts 3.2%		
Ashford Hospitality Trust	224,550	2,784,420
Boykin Lodging Co. *	72,740	821,235
Colonial Properties Trust	300	15,039
Commercial Net Lease Realty	109,010	2,539,933
Correctional Properties Trust	48,610	1,217,681
Eagle Hospitality Properties Trust, Inc.	740	7,459
Gladstone Commercial Corp.	3,860	78,165
Highland Hospitality Corp. (a)	308,097	3,915,913
Investors Real Estate Trust (a)	1,092	10,418
LTC Properties, Inc. (a)	187,670	4,365,204
Mission West Properties, Inc.	103,690	1,218,357
Monmouth Capital Corp.	930	5,375
National Health Investors, Inc.	195,760	4,972,304
National Health Realty, Inc.	10,200	203,184
One Liberty Properties, Inc.	17,160	340,283
Presidential Realty Corp., Class B	1,000	6,765
PS Business Parks, Inc.	39,760	2,223,379
Strategic Hotel Capital, Inc.	325,490	7,577,407
Sunstone Hotel Investors, Inc.	267,311	7,744,000
Supertel Hospitality, Inc.	580	3,219
Windrose Medical Properties Trust	3,870	58,360
Winthrop Realty Trust *	188,880	999,175
		41,107,275
Restaurants, Hotels & Theaters 1.8%		
Ark Restaurants Corp.	36,850	1,103,658
Benihana, Inc. *	10,604	325,331
Bob Evans Farms, Inc. (a)	95,313	2,831,749
Dover Downs Gaming & Entertainment, Inc.	150	3,266
Dover Motorsports, Inc.	6,460	35,465
Famous Dave's of America, Inc. *	47,420	619,305
Frisch's Restaurants, Inc.	26,800	554,760
Interstate Hotels & Resorts, Inc. *	163,290	873,602
Isle of Capri Casinos, Inc. *	120,596	4,013,435
J. Alexander's Corp.	28,320	229,392
Lodgian, Inc. *	215,960	2,999,684
Luby's, Inc. *	6,990	87,305
Marcus Corp.	12,540	250,173
Max & Erma's Restaurants, Inc. *	4,223	42,652
McCormick & Schmick's Seafood Restaurants, Inc. *	2,180	55,525
Nathan's Famous, Inc. *	35,277	433,466
Papa John's International, Inc. *	64,600	2,119,526
Pinnacle Entertainment, Inc. *	84,740	2,387,126
Rare Hospitality International, Inc. *	97,240	3,386,869
Red Lion Hotels Corp. *	570	7,581
Sands Regent *	43,462	522,848
Star Buffet, Inc.	7,723	65,568
Trump Entertainment Resorts, Inc. *	13,620	252,242
Vail Resorts, Inc. (a)*	2,820	107,780
		23,308,308

Security	Number of Shares	Value ($)
Retail 6.7%		
1-800-FLOWERS.COM, Inc., Class A (a)*	256,396	1,820,412
Big Dog Holdings, Inc. *	350	4,084
Blair Corp.	15,070	624,049
Books-A-Million, Inc.	32,610	375,341
Brown Shoe Co., Inc.	190,580	10,001,638
Building Material Holding Corp.	48,916	1,743,366
Charming Shoppes, Inc. (a)*	885,605	13,168,946
Cost-U-Less, Inc. *	38,049	298,685
EZCORP, Inc., Class A *	107,491	3,173,134
Factory Card & Party Outlet Corp. *	5,161	42,062
Finlay Enterprises, Inc. (a)*	33,060	339,196
Foodarama Supermarkets, Inc. *	3,440	178,880
Gottschalks, Inc. (a)*	34,600	316,936
Group 1 Automotive, Inc.	132,470	6,297,624
GSI Commerce, Inc. (a)*	267,905	4,554,385
Hastings Entertainment, Inc. *	62,100	375,705
Lithia Motors, Inc., Class A	129,838	4,505,379
Longs Drug Stores Corp.	148,770	6,885,076
Matria Healthcare, Inc. *	171,420	6,507,103
Retail Ventures, Inc. (a)*	72,210	1,058,599
REX Stores Corp. *	47,400	714,318
Rush Enterprises, Inc., Class A *	6,000	105,480
Rush Enterprises, Inc., Class B *	12,100	201,707
Shoe Carnival, Inc. *	421	10,517
Sport Chalet, Inc., Class A *	61,525	460,822
Sport Chalet, Inc., Class B *	8,975	70,203
Stage Stores, Inc.	257,104	7,648,844
Stamps.com, Inc. *	139,920	4,933,579
Systemax, Inc. *	37,588	271,385
The Bon-Ton Stores, Inc.	63,768	2,062,895
The Children's Place Retail Stores, Inc. (a)*	35,947	2,081,331
The Dress Barn, Inc. (a)*	2,903	139,199
The Sports Authority, Inc. *	70,171	2,589,310
United Retail Group, Inc. *	2,992	56,040
Village Super Market, Inc., Class A	17,092	1,016,803
Weis Markets, Inc.	33,900	1,510,923
		86,143,956
Soaps & Cosmetics 0.6%		
Cascade International, Inc. (a)(c)(d)*	39,200	—
CPAC, Inc.	35,810	146,284
Elizabeth Arden, Inc. (a)*	191,371	4,462,771
Parlux Fragrances, Inc. (a)*	84,383	2,721,352
		7,330,407
Software 7.1%		
Advent Software, Inc. *	29,478	837,765
American Software, Inc., Class A	221,600	1,611,032
Ansoft Corp. *	4,332	180,601
Black Box Corp.	168,550	8,098,828
Captaris, Inc. *	10,100	46,763
CIBER, Inc. *	56,660	361,491
Computer Task Group, Inc. (a)*	50,838	216,062
CSP, Inc. *	19,892	126,115
Digital Insight Corp. *	2,600	94,640

See the accompanying notes to the financial statements.

Security	Number of Shares	Value ($)
Eclipsys Corp. *	290,344	6,855,022
Edgewater Technology, Inc. *	111,194	727,209
EuroWeb International Corp. *	5,808	18,992
Harris Interactive, Inc. *	115,731	650,408
Imergent, Inc. *	3,890	42,946
Informatica Corp. *	10,800	167,940
Inforte Corp. *	15,630	68,459
Internet Capital Group, Inc. *	58,215	548,385
Internet Security Systems, Inc. (a)*	88,137	2,113,525
Interwoven, Inc. *	23,238	208,910
INX, Inc. *	1,540	9,548
JDA Software Group, Inc. (a)*	111,932	1,616,298
Keynote Systems, Inc. *	117,453	1,343,662
Lawson Software, Inc. (a)*	1,000	7,670
Lightbridge, Inc. *	79,915	887,057
Manatron, Inc. *	45,039	313,471
ManTech International Corp., Class A *	71,906	2,388,717
MapInfo Corp. *	50,249	704,491
Merge Technologies, Inc. *	75,051	1,198,564
Moldflow Corp. *	79,250	1,244,225
NetManage, Inc. *	97,797	586,782
NetScout Systems, Inc. (a)*	18,471	168,086
Nuance Communications, Inc. *	184,209	2,175,508
NWH, Inc.	26,832	374,038
Omtool Ltd. *	1,004	7,028
Pacific Internet Ltd. *	4,250	36,338
PDF Solutions, Inc. *	36,750	695,310
Perot Systems Corp., Class A *	715,100	11,126,956
Pervasive Software, Inc. *	63,570	261,908
Quest Software, Inc. *	297,206	4,963,340
Radiant Systems, Inc. *	197,745	2,673,512
RealNetworks, Inc. (a)*	810,860	6,689,595
Source Interlink Cos., Inc. (a)*	203,586	2,320,880
SPSS, Inc. *	91,939	2,910,789
SSA Global Technologies, Inc. *	58,284	934,293
Stellent, Inc. (a)	68,978	818,079
Sybase, Inc. (a)*	24,770	523,142
Sykes Enterprises, Inc. *	306,831	4,350,864
TechTeam Global, Inc. *	86,138	958,716
The TriZetto Group, Inc. (a)*	460,294	8,096,571
Tier Technologies, Inc., Class B *	170,900	1,375,745
Tripos, Inc. *	1,830	5,399
TSR, Inc.	51,100	280,539
Tyler Technologies, Inc. (a)*	1,300	14,300
Witness Systems, Inc. *	240,804	6,116,422
		91,152,936
Textiles & Apparel 2.0%		
Albany International Corp., Class A	224,311	8,544,006
Culp, Inc. *	38,280	185,658
Decorator Industries, Inc. (a)	710	6,284
G-III Apparel Group Ltd. *	20,331	225,064
Hampshire Group Ltd. *	68,212	1,394,253
Hartmarx Corp. *	600	5,346
Lacrosse Footwear, Inc. *	620	7,483
Phillips-Van Heusen Corp.	235,900	9,013,739
R.G. Barry Corp. *	100	620
Skechers U.S.A., Inc., Class A *	71,390	1,779,753
Stride Rite Corp.	14,720	213,146
The Gymboree Corp. *	134,107	3,492,146
Tommy Hilfiger Corp. *	56,816	935,760
Weyco Group, Inc. (a)	1,673	37,642
		25,840,900
Wholesale 2.3%		
Agilysys, Inc.	10,541	158,747
All American Semiconductor, Inc. *	36,512	189,497
Anixter International, Inc.	300	14,334
Applied Industrial Technologies, Inc.	26,037	1,161,250
Aristotle Corp. *	21,118	163,665
Bell Microproducts, Inc. (a)*	10,178	62,696
BlueLinx Holdings, Inc.	97,020	1,552,320
Coast Distribution System, Inc.	28,330	206,809
Delta Apparel, Inc.	47,150	835,970
First Aviation Services, Inc. *	8,100	33,251
Huttig Building Products, Inc. *	900	8,379
IKON Office Solutions, Inc.	164,810	2,348,542
Industrial Distribution Group, Inc. *	97,800	826,410
Interline Brands, Inc. *	102,780	2,593,139
Keystone Automotive Industries, Inc. (a)*	69,705	2,942,248
Lawson Products, Inc.	300	12,282
Lazare Kaplan International, Inc. *	20,310	158,418
Lenox Group, Inc. *	124,510	1,631,081
LKQ Corp. (a)*	6,500	135,265
Man Sang Holdings, Inc. *	200	1,162
NACCO Industries, Inc., Class A	47,820	7,362,367
P & F Industries, Inc. *	9,350	137,445
Pomeroy IT Solutions, Inc. (a)*	91,979	768,944
Spartan Stores, Inc.	14,584	185,946
TESSCO Technologies, Inc. *	28,671	530,414
Traffix, Inc.	1,160	6,682
Valley National Gases, Inc.	13,600	291,176
Watsco, Inc., Class B	3,300	234,300
WESCO International, Inc. (a)*	75,860	5,159,239
		29,711,978
Total Common Stock (Cost $891,215,266)		**1,279,324,621**

See the accompanying notes to the financial statements.

Portfolio Holdings continued

Security	Number of Shares	Value ($)
Rights 0.0% of net assets		
Winthrop Realty Trust, Inc. expiring 4/27/06	15,739	0
Total Rights (Cost $—)		**0**
End of Investments.		

Security	Number of Shares	Value ($)
Collateral Invested for Securities on Loan 2.7% of net assets		
State Street Navigator Security Lending Prime Portfolio	34,693,294	**34,693,294**
Total Collateral Invested for Securities on Loan (Cost $34,693,294)		**34,693,294**

End of collateral invested for securities on loan.

At March 31, 2006 the tax basis cost of the fund's investments was $892,051,239, and the unrealized appreciation and depreciation were $397,413,229 and ($10,139,847), respectively, with a net unrealized appreciation of $387,273,382.

* Non-income producing security.

(a) All or a portion of this security is on loan.

(b) Illiquid security.

(c) Bankrupt security/delisted.

(d) Fair-valued by Management.

See the accompanying notes to the financial statements.

Portfolio Holdings as of March 31, 2006

Holdings by Category		Cost ($)	Value ($)
94.8%	**Foreign Common Stock**	30,344,996	38,420,360
3.8%	**Short-term Investment**	1,519,626	1,519,626
98.6%	**Total Investments**	**31,864,622**	**39,939,986**
1.4%	**Other Assets and Liabilities**		571,542
100.0%	**Net Assets**		**40,511,528**

Security	Number of Shares	Value
Foreign Common Stock 94.8% of net assets		
Australia 4.7%		
Agriculture, Food & Beverage 0.1%		
ABB Grain Ltd.	880	4,844
AWB Ltd.	6,015	16,716
Futuris Corp., Ltd.	16,698	26,971
		48,531
Airlines 0.1%		
Qantas Airways Ltd	10,783	**27,286**
Banks & Credit Institutions 1.9%		
Australia & New Zealand Banking Group Ltd.	10,671	202,137
Commonwealth Bank of Australia	6,810	220,591
National Australia Bank Ltd.	5,319	143,212
Westpac Banking Corp.	11,028	187,462
		753,402
Basic Minerals & Metals 0.4%		
Rio Tinto Ltd.	2,705	152,607
Smorgon Steel Group Ltd.	18,281	17,917
		170,524
Beer, Liquor, & Tobacco 0.1%		
Lion Nathan Ltd.	7,343	**42,549**
Cellular & Wireless 0.2%		
Telstra Corp., Ltd.	30,222	**80,782**
Construction & Homebuilding 0.0%		
Leighton Holdings Ltd	657	**8,334**
Construction Materials 0.0%		
Adelaide Brighton Ltd.	8,917	**16,696**
Drugs & Pharmaceuticals 0.0%		
Mayne Pharma Ltd. *	4,870	**10,320**
Forest Products & Paper 0.2%		
Amcor Ltd.	12,038	**63,757**
Health Care & Hospital 0.1%		
DCA Group Ltd.	10,295	**27,048**
Instruments 0.1%		
Ansell Ltd.	3,473	**28,752**
Insurance 0.4%		
Promina Group Ltd. *	10,174	39,784
QBE Insurance Group Ltd.	2,794	43,696
Suncorp.-Metway Ltd.	5,552	77,178
		160,658
Oil & Coal Resources 0.7%		
BHP Billiton Ltd.	8,689	172,907
New Hope Corp., Ltd.	19,429	19,334
Oil Search Ltd.	11,540	32,569
Santos Ltd.	7,438	60,520
		285,330
Publishing, Broadcasting & Cinema 0.0%		
Austereo Group Ltd.	3,862	**4,418**
Real Estate Development 0.1%		
Lend Lease Corp., Ltd.	4,927	**48,753**
Restaurants, Hotels & Theaters 0.2%		
Amalgamated Holdings Ltd.	2,575	8,413
TABCORP Holdings Ltd.	6,517	72,125
		80,538
Textiles & Apparel 0.0%		
Pacific Brands Ltd.	3,013	**5,148**
Wholesale 0.1%		
Alesco Corp., Ltd.	335	2,319
Australian Pharmmaceutical Industries Ltd.	1,403	2,294
Boral Ltd	6,853	43,725
		48,338
		1,911,164
Austria 0.7%		
Oil Distribution 0.6%		
OMV AG	4,002	**267,629**
Real Estate Development 0.1%		
Immofinanz Immobilien Anlagen AG *	2,700	**28,012**
		295,641
Belgium 1.8%		
Banks & Credit Institutions 1.2%		
Fortis	13,800	**491,226**
Chemicals & Rubber 0.3%		
Solvay S.A.	1,074	**123,872**
Retail 0.3%		
Delhaize Group	1,600	**114,602**
		729,700
Denmark 0.6%		
Land & Water Transportation 0.6%		
AP Moller-Maersk A/S	27	**231,563**

See the accompanying notes to the financial statements.

Portfolio Holdings continued

Security	Number of Shares	Value
Finland 1.9%		
Basic Minerals & Metals 0.2%		
Rautaruukki Oyj	1,525	**56,239**
Chemicals & Rubber 0.1%		
Kemira Oyj	3,000	**52,291**
Information & Services 0.0%		
Finnair Oyj	1,001	**15,704**
IT Hardware 1.6%		
Elcoteq Network Corp., Class A	1,600	35,815
Nokia Oyj	28,800	595,395
		631,210
		755,444
France 8.0%		
Autos 0.2%		
PSA Peugeot Citroen *	1,200	**75,304**
Banks & Credit Institutions 2.9%		
BNP Paribas S.A.	5,800	536,771
Natexis Banques Populaires	630	169,853
Societe Generale	3,200	479,498
		1,186,122
Basic Minerals & Metals 0.1%		
Nexans	280	**21,801**
Chemicals & Rubber 0.4%		
Compagnie Generale des Etablissements Michelin, Class B	2,400	**150,454**
Construction & Homebuilding 0.5%		
Bouygues SA	4,000	**211,878**
Construction Materials 0.6%		
Ciments Francais	405	63,417
Compagnie de Saint-Gobain	2,450	170,727
		234,144
Drugs & Pharmaceuticals 0.5%		
Sanofi-Aventis	2,012	**190,793**
Financial Investments 0.1%		
Societe Fonciere Financiere et de Participations (FFP) *	270	**64,088**
Instruments 0.1%		
Bacou-Dalloz	600	**66,949**
Insurance 0.4%		
CNP Assurances	1,500	**151,305**
Integrated Oil Companies 0.8%		
Total SA, Class B	1,320	**347,996**
IT Hardware 0.1%		
Safran SA *	1,800	**45,560**
Metal Products & Machinery 0.2%		
Valeo SA	2,000	**83,431**
Publishing, Broadcasting & Cinema 0.0%		
Havas SA	3,618	**17,353**
Restaurants, Hotels & Theaters 0.3%		
Sodexho Alliance SA	2,400	**113,832**
Retail 0.1%		
Rallye SA *	526	**22,422**
Soaps & Cosmetics 0.4%		
Christian Dior SA	1,500	**149,429**
Wholesale 0.3%		
Casino Guichard-Perrachon SA	1,593	**111,133**
		3,243,994
Germany 6.1%		
Banks & Credit Institutions 0.2%		
Allianz AG	400	**66,639**
Basic Minerals & Metals 0.3%		
ThyssenKrupp AG	4,900	**141,510**
Cars & Trucks 0.1%		
DaimlerChrysler AG	1,000	**57,374**
Cellular & Wireless 0.1%		
Mobilcom AG	1,884	**45,537**
Chemicals & Rubber 1.9%		
BASF AG	5,000	391,735
Bayer AG	9,200	368,229
		759,964
Drugs & Pharmaceuticals 0.2%		
Merck KGaA	1,000	**95,045**
Electric Utilities 1.1%		
E.ON AG	3,900	**428,425**
Health Care & Hospital 0.4%		
Fresenius Medical Care AG	1,200	**143,190**
Instruments 0.2%		
Fresenius AG	600	**102,439**
IT Hardware 0.4%		
Infineon Technologies AG *	7,056	72,652
Siemens AG	800	74,607
		147,259
Miscellaneous Finance 1.1%		
Deutsche Bank AG	3,800	**433,714**
Restaurants, Hotels & Theaters 0.1%		
TUI AG	3,158	**61,894**
		2,482,990

See the accompanying notes to the financial statements.

Security	Number of Shares	Value
Greece 0.2%		
Agriculture, Food & Beverage 0.0%		
Coca Cola Hellenic Bottling Co., S.A.	454	**14,100**
Banks & Credit Institutions 0.2%		
Bank of Greece	479	**66,314**
		80,414
Hong Kong 1.6%		
Airlines 0.1%		
Cathay Pacific Airways Ltd.	13,000	**22,764**
Banks & Credit Institutions 0.1%		
The Bank of East Asia, Ltd.	9,600	**34,683**
Electric Utilities 0.4%		
CLP Holdings Ltd.	14,500	84,576
HongKong Electric Holdings Ltd.	19,500	91,759
		176,335
Land & Water Transportation 0.0%		
Kowloon Motor Bus Holdings Ltd.	1,200	**6,639**
Miscellaneous Finance 0.1%		
Guoco Group Ltd.	4,000	51,217
Sun Hung Kai & Co., Ltd.	2,000	1,141
		52,358
Real Estate Development 0.7%		
Cheung Kong (Holdings) Ltd.	11,000	116,433
Chinese Estates Holdings Ltd.	32,000	45,646
Hang Lung Properties Ltd.	15,000	28,461
Henderson Investment Ltd.	10,909	20,998
HongKong Land Holdings Ltd. *	5,000	18,586
Kerry Properties Ltd.	13,000	47,539
Tai Cheung Holdings Ltd.	17,000	9,621
Wheelock & Co., Ltd.	3,000	5,360
Wheelock Properties Ltd.	5,000	3,825
		296,469
Retail 0.2%		
Jardine Strategic Holdings Ltd.	6,000	**66,615**
Wholesale 0.0%		
Esprit Holdings Ltd.	1,000	**7,771**
		663,634
Ireland 0.5%		
Construction Materials 0.5%		
CRH plc	5,352	**186,949**
Oil & Coal Resources 0.0%		
Dragon Oil plc *	2,322	**8,442**
		195,391

Security	Number of Shares	Value
Italy 3.6%		
Banks & Credit Institutions 1.2%		
Banca Intesa S.p.A.	40,000	238,396
Banca Monte dei Paschi di Siena S.p.A. *	5,423	30,474
Capitalia S.p.A.	17,846	147,934
UniCredito Italiano S.p.A.	9,000	64,910
		481,714
Communications Utilities 0.2%		
Telecom Italia S.p.A.	30,000	**87,367**
Construction Materials 0.4%		
Caltagirone S.p.A. *	2,026	22,282
Italcementi S.p.A.	2,496	59,750
Italmobiliare S.p.A.	743	63,051
		145,083
Gas & Other Public Utilities 0.2%		
Snam Rete Gas S.p.A	20,000	**88,337**
Insurance 0.0%		
Fondiaria-Sai S.p.A.	288	**11,485**
Integrated Oil Companies 1.5%		
Eni S.p.A.	21,000	**597,974**
Metal Products & Machinery 0.0%		
Danieli & Co. S.p.A.	1,137	**11,858**
Publishing, Broadcasting & Cinema 0.1%		
C.I.R. S.p.A. — Compagnie Industriali Riunite	2,882	8,677
Cofide S.p.A. — Compagnia Finanziaria de Benedetti	7,558	9,937
		18,614
		1,442,432
Japan 24.0%		
Agriculture, Food & Beverage 0.1%		
Kinki Coca-Cola Bottling Co., Ltd.	2,000	21,203
Mikuni Coca-Cola Bottling Co., Ltd.	1,700	18,285
		39,488
Autos 0.8%		
Topre Corp.	1,400	15,964
Toyota Motor Corp.	6,000	326,695
		342,659
Banks & Credit Institutions 4.3%		
Acom Co., Ltd.	600	35,225
Chugoku Bank Ltd.	2,000	30,573
Daishi Bank Ltd.	6,000	29,191
Hitachi Capital Corp.	1,300	26,003
Kagoshima Bank Ltd.	2,000	15,715
Mitsubishi Tokyo Financial Group, Inc.	36	547,476
Mitsui Trust Holdings, Inc.	10,000	146,188

Portfolio Holdings continued

Security	Number of Shares	Value
Mizuho Financial Group, Inc.	37	302,636
Orient Corp.	13,000	49,441
San-in Godo Bank Ltd.	3,000	31,083
Sanyo Shinpan Finance Co., Ltd.	570	35,376
Shiga Bank Ltd.	5,000	37,745
Shizuoka Bank Ltd.	2,000	20,158
Sumitomo Mitsui Financial Group, Inc.	23	253,880
Takefuji Corp.	1,100	69,236
The Sumitomo Trust & Banking Co., Ltd.	9,000	104,123
		1,734,049
Basic Minerals & Metals 2.0%		
JFE Holdings, Inc.	6,700	270,957
Kobe Steel Ltd.	50,000	190,138
Nippon Steel Corp.	61,000	236,619
Nisshin Steel Co., Ltd.	22,000	76,414
Tokyo Steel Manufacturing Co., Ltd.	700	14,243
Yodogawa Steel Works Ltd.	4,000	24,630
		813,001
Beer, Liquor, & Tobacco 0.8%		
Asahi Breweries Ltd.	9,600	136,134
Japan Tobacco, Inc.	60	211,145
		347,279
Cellular & Wireless 0.1%		
KDDI Corp.	6	**32,046**
Chemicals & Rubber 0.7%		
Mitsubishi Chemical Corp.	24,500	151,179
Mitsui Chemicals, Inc.	14,000	102,934
Sakai Chemical Industry Co., Ltd.	3,000	15,909
Toyo Tire & Rubber Co., Ltd.	2,000	8,775
		278,797
Communications Utilities 0.6%		
Nippon Telegraph & Telephone Corp. (NTT)	58	**248,141**
Construction & Homebuilding 0.5%		
Chudenko Corp.	600	10,659
Daiwa House Industry Co., Ltd. *	3,000	51,984
Kinden Corp.	6,000	54,395
Kyudenko Corp.	2,000	13,110
Maeda Corp.	3,000	17,970
Nippo Corp.	2,000	15,557
Taikisha Ltd.	1,100	18,210
Yurtec Corp.	2,000	11,694
		193,579
Construction Materials 0.9%		
Asahi Glass Co., Ltd.	17,000	253,774
Maeda Road Construction Co., Ltd.	3,000	23,753
Taiheiyo Cement Corp.	23,000	110,960
		388,487
Consumer Durables 0.8%		
Matsushita Electric Industrial Co., Ltd.	15,000	**331,428**

Security	Number of Shares	Value
Drugs & Pharmaceuticals 0.3%		
Astellas Pharma, Inc.	2,200	83,359
Nippon Shinyaku Co., Ltd.	2,000	17,287
Torii Pharmaceutical Co., Ltd.	700	14,618
		115,264
Electric Utilities 0.8%		
The Kansai Electric Power Co., Inc.	2,800	62,220
The Tokyo Electric Power Co., Inc.	10,300	256,880
		319,100
Financial Investments 0.0%		
Ricoh Leasing Co., Ltd.	700	**20,072**
Information & Services 0.1%		
Kinki Nippon Tourist Co., Ltd.	2,000	9,154
TKC Corp.	600	11,898
		21,052
Instruments 0.1%		
Hitachi Medical Corp.	2,000	**24,149**
Insurance 0.5%		
Mitsui Sumitomo Insurance Co., Ltd.	15,000	203,796
Nisshin Fire & Marine Insurance Co., Ltd.	3,000	14,260
		218,056
IT Hardware 0.8%		
Alps Electric Co., Ltd.	4,600	74,024
Citizen Watch Co., Ltd.	4,900	46,222
Hitachi Kokusai Electric, Inc. *	2,000	25,520
Sanyo Electric Co., Ltd. *	7,000	19,222
Toshiba Corp.	21,000	122,038
Toshiba Tec Corp.	4,000	20,983
		308,009
Land & Water Transportation 0.8%		
Nippon Yusen Kabushiki Kaisha	25,000	152,736
West Japan Railway Co.	39	164,575
		317,311
Metal Products & Machinery 1.4%		
Amada Co., Ltd.	2,000	21,874
Glory Ltd.	1,100	23,851
Heiwa Corp.	2,200	33,887
Hitachi Ltd.	29,000	205,284
Komatsu Ltd.	4,000	76,290
Makita Corp.	100	3,083
Mitsubishi Heavy Industries Ltd.	28,000	133,046
Sekisui Jushi Corp.	2,000	16,859
Toyo Seikan Kaisha Ltd.	3,000	54,397
		568,571
Miscellaneous Finance 0.7%		
Daiwa Securities Group, Inc.	16,000	214,699
Shinsei Bank, Ltd.	11,000	76,987
		291,686

See the accompanying notes to the financial statements.

Security	Number of Shares	Value
Oil & Coal Resources 0.4%		
INPEX Corp.	19	**160,943**
Oil Distribution 1.1%		
Cosmo Oil Co., Ltd.	10,000	52,393
Nippon Mining Holdings, Inc.	18,000	151,816
Nippon Oil Corp.	18,000	141,024
Showa Shell Sekiyu K.K.	8,300	94,159
		439,392
Photo-optical, Micros & Office Machinery 2.1%		
Brother Industries, Ltd.	6,000	65,826
Canon, Inc.	5,400	356,371
Fuji Photo Film Co., Ltd.	5,900	196,437
Konica Minolta Holdings, Inc. *	10,000	127,514
Ricoh Co., Ltd.	6,000	117,064
		863,212
Real Estate Development 0.4%		
Sekisui House Ltd.	10,000	**149,145**
Restaurants, Hotels & Theaters 0.3%		
Nintendo Co., Ltd.	800	**119,464**
Retail 1.1%		
Aichi Toyota Motor Co., Ltd.	2,000	45,621
Aoki International Co., Ltd.	1,000	21,615
Aoyama Trading Co., Ltd.	1,700	56,376
Sazaby, Inc.	500	14,222
Seven & I Holdings Co., Ltd.	3,900	154,503
The Daiei, Inc. *	1,850	59,523
Uny Co., Ltd.	5,000	80,043
		431,903
Software 0.6%		
Fujitsu Business Systems Ltd.	200	3,609
Fujitsu Ltd.	28,000	235,289
		238,898
Textiles & Apparel 0.1%		
Japan Wool Textile Co., Ltd.	3,000	27,723
Kurabo Industries Ltd.	4,000	14,281
Tokyo Style Co., Ltd.	1,000	11,904
		53,908
Trading Company 0.5%		
Itochu Corp.	16,000	137,673
Sojitz Corp. *	9,400	55,553
		193,226
Wholesale 0.3%		
Kamei Corp.	2,000	20,243
Sumitomo Forestry Co., Ltd.	4,000	40,638
SUZUKEN CO., Ltd.	2,200	68,906
		129,787
		9,732,102
Luxembourg 0.2%		
Basic Minerals & Metals 0.2%		
Arcelor	1,779	**69,992**

Security	Number of Shares	Value
Netherlands 1.9%		
Agriculture, Food & Beverage 0.5%		
Unilever N.V.	2,800	**194,003**
Banks & Credit Institutions 0.6%		
ABN AMRO Holding N.V.	2,000	59,763
ING Groep N.V.	5,200	204,793
		264,556
Chemicals & Rubber 0.3%		
Koninklijke DSM N.V.	2,800	**127,651**
Commercial Aircraft & Components 0.3%		
European Aeronautic Defense & Space Co.	2,541	**106,750**
Drugs & Pharmaceuticals 0.1%		
OPG Groep NV	319	**28,674**
Insurance 0.1%		
Aegon N.V.	1,249	**23,040**
Wholesale 0.0%		
Univar NV	316	17,807
		762,481
New Zealand 0.1%		
Land & Water Transportation 0.0%		
Mainfreight Ltd.	2,415	**6,988**
Oil Distribution 0.1%		
The New Zealand Refining Co., Ltd.	3,468	**14,507**
Publishing, Broadcasting & Cinema 0.0%		
Sky Network Television Ltd.	595	2,339
		23,834
Norway 1.5%		
Chemicals & Rubber 0.6%		
Norsk Hydro ASA	1,611	**222,862**
Land & Water Transportation 0.1%		
Stolt-Nielsen SA	1,568	**48,186**
Oil & Coal Resources 0.8%		
Statoil ASA *	12,000	343,581
		614,629
Portugal 0.5%		
Electric Utilities 0.5%		
Electricidade de Portugal SA	54,000	**211,977**
Singapore 0.7%		
Airlines 0.1%		
Singapore Airlines Ltd.	5,000	**43,265**

See the accompanying notes to the financial statements.

Portfolio Holdings continued

Security	Number of Shares	Value
Banks & Credit Institutions 0.3%		
DBS Group Holdings Ltd.	5,000	50,398
United Overseas Bank Ltd.	6,000	57,861
		108,259
Communications Utilities 0.1%		
Singapore Telecommunications Ltd. *	36,000	**58,958**
Real Estate Development 0.2%		
Capitaland Ltd. *	19,000	56,919
Jardine Cycle & Carriage Ltd.	2,000	13,724
		70,643
		281,125
Spain 5.5%		
Banks & Credit Institutions 1.5%		
Banco Bilbao Vizcaya Argentaria S.A.	3,000	62,505
Banco Santander Central Hispano S.A.	37,000	539,597
		602,102
Communications Utilities 1.1%		
Telefonica S.A.	27,567	**431,721**
Construction & Homebuilding 0.9%		
Acciona S.A.	1,000	155,560
Fomento de Construcciones y Contratas S.A.	1,800	133,052
Obrascon Huarte Lain S.A.	3,200	74,257
		362,869
Construction Materials 0.0%		
Cementos Portland Valderrivas S.A.	105	**10,933**
Electric Utilities 1.0%		
Endesa S.A.	11,200	360,416
Gas Natural SDG S.A.	620	17,939
Union Fenosa, S.A.	674	25,604
		403,959
Integrated Oil Companies 0.8%		
Repsol YPF, S.A.	11,900	**337,963**
Oil Distribution 0.1%		
Compania Espanola de Petroleos, S.A. (CEPSA)	689	**36,863**
Real Estate Development 0.1%		
Corporacion Financiera Alba S.A.	1,205	**60,915**
		2,247,325
Sweden 1.6%		
Airlines 0.0%		
SAS AB *	677	**9,464**
Banks & Credit Institutions 0.0%		
Nordea Bank AB	827	**10,207**

Security	Number of Shares	Value
Cellular & Wireless 0.9%		
Tele2 AB, Class B	8,000	94,393
TeliaSonera AB *	44,000	263,462
		357,855
Construction & Homebuilding 0.3%		
Skanska AB, Class B	6,966	**113,959**
Government Aircraft & Defense 0.0%		
Saab AB	411	**10,347**
IT Hardware 0.1%		
Telefonaktiebolaget LM Ericsson, Class B	14,000	**52,887**
Metal Products & Machinery 0.3%		
AB SKF, Class B *	6,000	**97,703**
		652,422
Switzerland 7.3%		
Agriculture, Food & Beverage 0.4%		
Nestle S.A. *	480	**142,133**
Airlines 0.0%		
Swissair Group (a)(b) *	30	**—**
Biotechnology 0.3%		
Serono SA, Class B	200	**139,170**
Chemicals & Rubber 0.2%		
Ciba Specialty Chemicals AG	1,500	**89,485**
Construction Materials 0.2%		
Holcim Ltd.	824	**65,615**
Drugs & Pharmaceuticals 1.5%		
Novartis AG, Registered	6,600	366,208
Roche Holdings AG	1,500	222,920
		589,128
Electric Utilities 0.0%		
Centralschweizerische Kraftwerke AG	80	**16,440**
Furniture & Household Items 0.8%		
Compangnie Financiere Richemont AG, Series A	7,200	**344,560**
Insurance 1.6%		
Baloise Holding AG, Class R	1,200	85,432
Swiss Life Holding *	500	104,529
Zurich Financial Services AG *	1,900	444,798
		634,759
Metal Products & Machinery 1.0%		
ABB Ltd. *	15,000	188,999
Saurer AG *	191	15,237
SIG Holding AG *	77	16,383

See the accompanying notes to the financial statements.

Security	Number of Shares	Value
Sulzer AG	122	83,074
Unaxis Holding AG *	400	114,135
		417,828
Miscellaneous Finance 1.3%		
Credit Suisse Group	7,069	395,466
UBS AG, Registered	1,200	131,878
		527,344
Retail 0.0%		
Charles Vogele Holding AG *	107	**9,322**
		2,975,784
United Kingdom 21.8%		
Agriculture, Food & Beverage 0.9%		
Scottish & Newcastle plc	7,327	66,045
Unilever plc	28,800	294,053
		360,098
Airlines 0.1%		
British Airways plc *	4,770	**29,234**
Banks & Credit Institutions 4.4%		
Barclays plc	24,034	280,676
Hilton Group plc	29,400	490,242
HSBC Holdings plc	17,500	292,900
Lloyds TSB Group plc	4,875	46,613
Royal Bank of Scotland Group plc	20,100	653,551
		1,763,982
Basic Minerals & Metals 1.7%		
BHP Billiton plc	9,477	173,774
Corus Group plc	88,000	134,814
Rio Tinto plc	7,600	389,804
		698,392
Beer, Liquor, & Tobacco 0.4%		
Gallaher Group plc	9,000	131,110
SABMiller plc	1,400	27,582
		158,692
Cellular & Wireless 1.5%		
Vodafone Group plc	291,994	**609,165**
Construction & Homebuilding 0.5%		
Barratt Developments plc	2,846	52,150
Taylor Woodrow plc	12,000	84,029
Wilson Bowden plc	2,500	68,986
		205,165
Construction Materials 0.1%		
Hanson plc	3,971	**51,885**
Drugs & Pharmaceuticals 2.2%		
AstraZeneca plc	8,199	411,923
GlaxoSmithKline plc	14,400	376,459
Shire Pharmaceuticals plc	7,200	110,533
		898,915

Security	Number of Shares	Value
Electric Utilities 0.6%		
Scottish Power plc *	24,161	**243,742**
Financial Investments 0.4%		
3i Group plc	8,400	**136,977**
Forest Products & Paper 1.0%		
Anglo American plc *	10,163	**393,665**
Insurance 1.9%		
Aviva plc	29,448	408,118
Friends Provident plc	30,000	108,368
Henderson Group plc *	35,000	51,985
Old Mutual plc	60,000	209,081
		777,552
Integrated Oil Companies 3.0%		
BP plc	35,863	412,475
Royal Dutch Shell plc, Class A	13,400	419,525
Royal Dutch Shell plc, Class B	12,067	392,801
		1,224,801
Land & Water Transportation 0.5%		
Antofagasta plc *	2,400	89,169
Arriva plc	5,000	53,284
FirstGroup plc	6,791	49,922
		192,375
Miscellaneous Finance 1.2%		
Amvescap plc	12,000	111,889
Legal & General Group plc	90,000	221,190
Prudential plc	14,000	161,926
		495,005
Oil & Coal Resources 0.7%		
Venture Production plc *	3,721	44,096
Xstrata plc	7,500	242,826
		286,922
Oil Drilling & Services 0.0%		
Expro International Group plc	991	**12,749**
Restaurants, Hotels & Theaters 0.5%		
Compass Group plc	32,000	126,615
Greene King plc	760	9,866
Luminar plc	877	8,483
Whitbread plc	3,535	72,691
		217,655
Wholesale 0.2%		
Wolseley plc	2,421	**59,351**
		8,816,322
Total Foreign Common Stock (Cost $30,344,996)		**38,420,360**

Portfolio Holdings continued

Security	Face Amount ($)	Value ($)
Short-term Investment 3.8% of net assets		
Repurchase Agreement 3.8%		
State Street Bank & Trust Co. dated 03/31/06, due 4/3/06 at 3.75% with a maturity value of $1,520,101 (fully collateralized by a Federal National Mortgage Security with a value of $1,551,514).	1,519,626	**1,519,626**
Total Short-term Investment (Cost $1,519,626)		**1,519,626**

End of Investments.

At March 31, 2006 the tax basis cost of the fund's investments was $32,016,067, and the unrealized appreciation and deprecia- tion were $8,203,974 and ($280,055), respectively, with a net unrealized appreciation of $7,923,919.

*   Non-income producing security.

(a) Bankrupt security/delisted.

(b) Fair-valued by Management.

See the accompanying notes to the financial statements.

Laudus Rosenberg International Small Capitalization Fund

Portfolio Holdings as of March 31, 2006

Holdings by Category		Cost ($)	Value ($)
96.2%	Common Stock	1,184,445,980	1,444,632,146
0.1%	Preferred Stock	1,154,068	1,671,692
—%	Rights	—	216,224
1.8%	Short-term Investment	26,752,531	26,752,531
98.1%	Total Investments	1,212,352,579	1,473,272,593
7.7%	Collateral Invested for Securities on Loan	116,439,578	116,439,578
(5.8)%	Other Assets and Liabilities		(87,308,284)
100.0%	Net Assets		1,502,403,887

Security	Number of Shares	Value ($)
Common Stock 96.2% of net assets		
Australia 3.4%		
Agriculture, Food & Beverage 0.4%		
ABB Grain Ltd.	93,386	514,056
AWB Ltd.	506,316	1,407,117
Forest Enterprises Australia Ltd.	291,389	125,142
Futuris Corp., Ltd.	1,091,969	1,763,762
Great Southern Plantations Ltd.	503,673	1,461,260
Ridley Corp., Ltd.	340,500	320,956
Timbercorp Ltd.	273,315	733,490
		6,325,783
Banks & Credit Institutions 0.4%		
Adelaide Bank Ltd.	206,447	1,911,334
Bank Of Queensland Ltd.	121,850	1,407,198
Bendigo Bank Ltd.	183,838	1,876,203
		5,194,735
Basic Minerals & Metals 0.7%		
Ausdrill Ltd.	383,779	429,290
Capral Aluminium Ltd. *	59,956	58,754
CBH Resources Ltd.	2,184,393	624,919
Consolidated Rutile Ltd.	177,216	100,788
Downer EDI Ltd.	495,616	3,140,122
Felix Resources Ltd.	298,108	417,402
GRD NL	259,841	396,142
Iluka Resources Ltd.	263,771	1,480,487
Independence Group NL	221,579	339,544
Macmahon Holdings Ltd.	1,400,645	857,001
Mincor Resources NL	48,481	25,884
Portman Ltd. *	104,901	435,884
Resolute Mining Ltd. *	294,709	313,284
Sally Malay Mining Ltd. *	257,656	175,658
Smorgon Steel Group Ltd.	1,312,440	1,286,313
Sons Of Gwalia Ltd. (a)(c)*	58,024	—
Straits Resources Ltd.	323,922	789,505
		10,870,977
Beer, Liquor, & Tobacco 0.1%		
Lion Nathan Ltd.	156,393	**906,227**
Communications Utilities 0.0%		
B Digital Ltd.	1,147,430	**139,646**
Construction & Homebuilding 0.0%		
Sunland Group Ltd.	209,424	**294,567**
Construction Materials 0.1%		
Adelaide Brighton Ltd.	794,302	**1,487,238**
Drugs & Pharmaceuticals 0.1%		
Mayne Pharma Ltd. *	407,708	**863,959**
Financial Investments 0.1%		
Coates Hire Ltd.	159,655	**690,160**
Forest Products & Paper 0.0%		
Amcor Ltd.	29,541	156,459
PaperlinX Ltd.	121,913	329,205
		485,664
Government Aircraft & Defense 0.0%		
Austal Ltd.	132,089	**229,726**
Health Care & Hospital 0.1%		
DCA Group Ltd.	795,289	**2,089,426**
Information & Services 0.1%		
Campbell Brothers Ltd.	309	3,273
MYOB Ltd.	640,497	467,314
Programmed Maintenance Services Ltd.	1,789	4,622
Spotless Group Ltd.	235,048	849,805
		1,325,014
Instruments 0.1%		
Ansell Ltd.	187,862	1,555,242
Vision Systems Ltd.	360,764	493,065
		2,048,307
Insurance 0.1%		
Promina Group Ltd. *	499,547	**1,953,421**
Land & Water Transportation 0.0%		
K & S Corp., Ltd.	4,644	**11,034**
Oil & Coal Resources 0.2%		
ARC Energy Ltd. *	431,372	490,383
New Hope Corp., Ltd.	427,511	425,416
Santos Ltd.	204,208	1,661,553
Tap Oil Ltd. *	151,678	252,467
		2,829,819
Publishing, Broadcasting & Cinema 0.1%		
Austereo Group Ltd.	408,476	467,289
Village Roadshow Ltd. *	209,039	338,190
		805,479
Real Estate Development 0.1%		
Central Equity Ltd.	80,945	137,853
Lend Lease Corp., Ltd.	118,199	1,169,579
		1,307,432
Restaurants, Hotels & Theaters 0.0%		
Amalgamated Holdings Ltd.	118,887	**388,428**

See the accompanying notes to the financial statements.

Portfolio Holdings continued

Security	Number of Shares	Value ($)
Retail 0.3%		
Brazin Ltd.	443,377	545,543
David Jones Ltd.	812,914	1,626,540
Symbion Health Ltd.	1,175,697	2,894,426
		5,066,509
Software 0.1%		
HPAL Ltd.	166,152	189,058
iiNET Ltd.	442,175	523,403
SMS Management & Technology Ltd.	14,985	29,090
UXC Ltd.	540,924	432,925
		1,174,476
Textiles & Apparel 0.1%		
Pacific Brands Ltd.	1,083,771	**1,851,604**
Wholesale 0.2%		
Alesco Corp., Ltd.	144,803	1,002,186
Australian Pharmmaceutical Industries Ltd.	518,882	848,605
GWA International Ltd.	146,975	336,038
Housewares International Ltd.	17,413	22,104
		2,208,933
		50,548,564
Austria 1.0%		
Airlines 0.0%		
Austrian Airlines *	11,918	**121,767**
Basic Minerals & Metals 0.7%		
Boehler-Uddeholm AG	22,050	4,538,852
voestalpine AG	43,280	6,051,117
		10,589,969
Beer, Liquor, & Tobacco 0.0%		
Ottakringer Brauerei AG	564	**47,844**
Construction & Homebuilding 0.0%		
Allgemeine Baugesellschaft-A. Porr AG	560	**89,919**
Real Estate Development 0.3%		
Immofinanz Immobilien Anlagen AG *	367,200	**3,809,730**
Textiles & Apparel 0.0%		
Linz Textil Hdg AG	57	**10,707**
		14,669,936
Belgium 1.5%		
Basic Minerals & Metals 0.3%		
Umicore	35,600	**4,925,629**
Beer, Liquor, & Tobacco 0.0%		
Unibra SA *	141	**17,740**
Commercial Aircraft & Components 0.0%		
Societe Anonyme Belge de Constructions Aeronautques (SABCA)	666	**21,792**

Security	Number of Shares	Value ($)
Construction & Homebuilding 0.1%		
Compagnie Francois d' Enterprises (CFE)	1,440	**1,498,702**
Financial Investments 0.1%		
Brederode (SA Financiere)	268	9,007
Econocom Group	62,739	501,799
Quest For Growth *	18,000	201,119
		711,925
Metal Products & Machinery 0.1%		
Ion Bearn Applications *	45,266	575,435
Laundry Systems Group *	27,593	304,291
Picanol	7,693	135,180
		1,014,906
Real Estate Development 0.1%		
Cofinimmo	8,211	1,367,277
Wereldhave Belgium	410	34,418
		1,401,695
Retail 0.6%		
Brantano Group NV (b)	3,723	246,565
Delhaize Group	128,400	9,196,795
		9,443,360
Software 0.0%		
Dolmen Computer Applications NV (b)	5,289	**70,354**
Wholesale 0.2%		
AgfaGevaert NV	110,401	2,102,761
Atenor Group	2,070	548,752
Punch International NV *	679	82,284
SAPEC SA	2,737	281,931
Systemat-Datarelay SA *	12,609	81,086
		3,096,814
		22,202,917
Canada 6.2%		
Agriculture, Food & Beverage 0.2%		
Canada Bread Co., Ltd.	32,900	1,626,900
Saputo, Inc.	45,900	1,285,208
		2,912,108
Airlines 0.0%		
CHC Helicopter Corp., Class A	600	15,207
Transat A.T., Inc., Class A *	17,300	340,564
		355,771
Autos 0.1%		
Linamar Corp.	175,200	**2,175,279**
Banks & Credit Institutions 0.1%		
Canadian Western Bank	36,200	**1,266,853**
Basic Minerals & Metals 1.3%		
Agnico-Eagle Mines Ltd.	59,200	1,801,067
Aur Resources Inc.	88,300	1,121,282
Inmet Mining Corp.	136,100	4,053,224
IPSCO, Inc.	46,556	4,824,427

See the accompanying notes to the financial statements.

Laudus Rosenberg International Small Capitalization Fund

Security	Number of Shares	Value ($)
Kinross Gold Corp. *	411,000	4,480,053
LionOre Mining International Ltd. *	480,900	2,141,268
Teck Cominco Ltd., Class B	10,600	682,009
		19,103,330
Biotechnology 0.1%		
QLT, Inc. *	163,200	**1,253,503**
Chemicals & Rubber 0.4%		
Agrium, Inc.	85,600	2,159,332
Methanex Corp.	190,900	3,906,760
		6,066,092
Communications Utilities 0.4%		
Cogeco Cable, Inc.	98,000	2,362,204
Corus Entertainment, Inc., Class B	109,900	3,368,943
		5,731,147
Drugs & Pharmaceuticals 0.0%		
Angiotech Pharmaceuticals, Inc. *	10,700	157,589
Patheon, Inc. *	45,800	274,521
		432,110
Electric Utilities 0.3%		
ATCO Ltd., Class I	141,600	**4,258,245**
Forest Products & Paper 0.5%		
Canfor Corp. *	177,700	2,175,888
Cascades, Inc.	154,000	1,550,747
Intertape Polymer Group, Inc. *	108,600	927,124
Norbord, Inc.	133,000	1,371,169
West Fraser Timber Co., Ltd.	46,700	1,673,498
		7,698,426
Furniture & Household Items 0.0%		
Royal Group Technologies Ltd. *	15,500	**144,535**
Information & Services 0.1%		
FirstService Corp. *	86,500	**2,109,449**
Insurance 0.3%		
Industrial Alliance Insurance and Financial Services, Inc.	109,400	3,002,329
Kingsway Financial Services, Inc.	86,200	1,749,317
		4,751,646
IT Hardware 0.6%		
ATI Technologies, Inc. *	129,100	2,215,322
CAE, Inc.	484,000	3,804,530
Celestica, Inc. *	255,700	2,918,595
		8,938,447
Miscellaneous Finance 0.1%		
Dundee Wealth Management, Inc.	153,800	**1,519,760**
Oil Drilling & Services 0.3%		
Trican Well Service Ltd. *	99,500	**4,536,863**

Security	Number of Shares	Value ($)
Publishing, Broadcasting & Cinema 0.7%		
Alliance Atlantis Communications, Inc., Class B *	2,600	78,366
Astral Media, Inc.	143,400	4,083,987
Torstar Corp., Class B	107,500	2,103,331
Transcontinental, Inc., Class A	215,800	3,606,984
		9,872,668
Real Estate Development 0.1%		
BPO Properties Ltd.	36,400	1,371,409
First Capital Realty, Inc.	6,200	135,377
		1,506,786
Restaurants, Hotels & Theaters 0.1%		
Intrawest Corp.	23,200	**792,239**
Retail 0.2%		
Alimentation Couche-Tard, Inc.	4,700	102,222
Empire Co., Ltd., Class A	2,000	73,811
Reitmans (Canada) Ltd., Class A	8,600	146,543
Sobeys, Inc.	80,600	2,605,343
		2,927,919
Soaps & Cosmetics 0.1%		
CCL Industries, Inc., Class B	50,500	**1,365,578**
Software 0.2%		
CGI Group, Inc. *	89,000	590,615
Open Text Corp. *	148,200	2,427,595
		3,018,210
		92,736,964
China 0.3%		
Basic Minerals & Metals 0.1%		
Angang New Steel Co Ltd.	1,502,000	**1,409,849**
Construction & Homebuilding 0.1%		
Shanghai Industrial Holdings Ltd.	509,000	**1,068,274**
Financial Investments 0.0%		
Asia Satellite Telecommunications Holdings Ltd.	52,998	**96,330**
Land & Water Transportation 0.1%		
Beijing Enterprise Holdings Ltd.	226,480	421,203
GZI Transportation Ltd.	772,000	333,029
Sichuan Expressway Co., Ltd.	3,560,146	550,598
		1,304,830
Metal Products & Machinery 0.0%		
Jingwei Textile Machinery Co., Ltd., Class H	124,000	**39,553**
Photo-optical, Micros & Office Machinery 0.0%		
Great Wall Technology Co., Ltd., Class H	2,787,920	**574,079**

See the accompanying notes to the financial statements.

Portfolio Holdings continued

Security	Number of Shares	Value ($)
Software 0.0%		
Digital China Holdings Ltd.	51,464	**18,903**
		4,511,818
Denmark 0.8%		
Banks & Credit Institutions 0.0%		
Ostjydsk Bank A/S	751	**130,990**
Beer, Liquor, & Tobacco 0.2%		
Carlsberg A/S	45,314	**2,956,177**
Construction & Homebuilding 0.1%		
Arkil Holding A/S	1,015	176,370
Monberg & Thorsen A/S, Class B	10,656	1,124,817
		1,301,187
Construction Materials 0.2%		
FLSmidth & Co. A/S, Class B (b)	86,200	**3,461,224**
Financial Investments 0.1%		
A/S Schouw & Co. (b)	34,973	1,703,226
SmallCap Danmark A/S	14,904	191,207
		1,894,433
Government Aircraft & Defense 0.1%		
Thrane & Thrane AS	15,046	**625,136**
Information & Services 0.0%		
PER Aarsleff A/S, Class B	5,700	**439,303**
Land & Water Transportation 0.0%		
DFDS A/S (b)	6,009	**395,179**
Metal Products & Machinery 0.0%		
GPV Industri A/S *	639	**28,998**
Publishing, Broadcasting & Cinema 0.0%		
Gyldendalske Boghandel	398	41,042
VT Holding	4,500	231,658
		272,700
Wholesale 0.1%		
Sanistaal A/S, Class B	4,394	**549,308**
		12,054,635
Finland 1.4%		
Agriculture, Food & Beverage 0.1%		
Lannen Tehtaat Oyi	13,978	388,916
Raisio plc, Class K	9,134	23,932
Raisio plc, Class V	165,000	423,471
		836,319
Airlines 0.2%		
Finnair Oyj	224,000	**3,514,165**
Basic Minerals & Metals 0.5%		
Outokumpu Oyj (b)	108,752	2,196,542
Rautaruukki Oyj (b)	157,775	5,818,391
		8,014,933
Chemicals & Rubber 0.2%		
Kemira Oyj (b)	187,613	**3,270,190**

Security	Number of Shares	Value ($)
Instruments 0.0%		
Larox Oyj	26,000	**262,777**
IT Hardware 0.0%		
Elcoteq Network Corp., Class A (b)	1,894	**42,396**
Metal Products & Machinery 0.2%		
Wartsila Oyj, Class B (b)	73,335	**2,714,375**
Miscellaneous Finance 0.1%		
Neomarkka Oyj	21,000	216,526
Norvestia Oyj, Class B	34,000	350,117
		566,643
Real Estate Development 0.1%		
Citycon Oyj	119,097	592,860
Sponda Oyj (b)	6,070	64,757
		657,617
Software 0.0%		
Tekla Oyj	66,091	**474,147**
		20,353,562
France 8.5%		
Agriculture, Food & Beverage 0.1%		
Evialis	8,700	421,402
Provimi SA	7,741	236,912
Sucriere de Pithiviers Le Vieil	41	34,023
		692,337
Airlines 0.4%		
Air France-KLM	239,684	**5,626,708**
Autos 0.5%		
PSA Peugeot Citroen (b)*	122,700	**7,699,849**
Banks & Credit Institutions 0.7%		
Caisse Regionale du Credit Agricole Mutuel Loire Haute-Loire	815	68,692
Natexis Banques Populaires	39,510	10,652,181
Societe de Development Regional de la Bretagne	7,719	213,280
		10,934,153
Beer, Liquor, & Tobacco 0.3%		
Remy Cointreau SA (b)	76,800	**3,831,498**
Chemicals & Rubber 1.2%		
Compagnie Generale de Geophysique SA *	30,600	4,445,920
Compagnie Generale des Etablissements Michelin, Class B (b)	133,429	8,364,538
Eramet	40,800	5,463,502
Societe Anonyme d'Explosifs et de Produits Chimiques	545	263,567
		18,537,527
Construction & Homebuilding 0.5%		
Eiffage SA (b)	47,100	**7,720,535**

See the accompanying notes to the financial statements.

Laudus Rosenberg International Small Capitalization Fund

Security	Number of Shares	Value ($)
Construction Materials 0.6%		
Ciments Francais	51,600	8,079,792
SA des Ciments Vicat	1,467	309,334
		8,389,126
Financial Investments 0.4%		
Altamir et Compagnie *	1,676	384,091
IDI	1,523	59,061
Societe Alsacienne et Lorraine de Valeurs d'Entreprises et de Participations	4,000	546,500
Societe Fonciere Financiere et de Participations (FFP) *	19,440	4,614,334
		5,603,986
Health Care & Hospital 0.2%		
Generale de Sante (b)	82,545	**2,800,899**
Information & Services 0.1%		
A Novo (b)*	122,284	131,889
ADLPartner *	7,132	202,244
Ginger *	13,000	223,331
Groupe Crit	17,093	723,998
Groupe Diffusion Plus	85	3,388
Groupe ONET	602	255,920
High Co. *	9,807	154,500
Prodef SA	270	136,082
		1,831,352
Instruments 0.1%		
Bacou-Dalloz	18,550	**2,069,857**
Insurance 0.3%		
CNP Assurances	47,754	**4,816,953**
IT Hardware 0.0%		
Thomson (b)	24,500	483,104
Wavecom S.A. *	11,277	156,677
		639,781
Land & Water Transportation 0.0%		
Compagnie du Mont-Blanc	43	**4,117**
Metal Products & Machinery 0.4%		
Gevelot	3,200	206,882
Groupe Finuchem	2,118	55,311
Valeo SA (b)	141,600	5,906,949
		6,169,142
Miscellaneous Finance 0.0%		
Viel et Compagnie	72,979	**361,320**
Oil Distribution 0.0%		
Esso S.A.F	489	107,394
Rubis	4,372	330,903
		438,297
Oil Drilling & Services 0.3%		
Technip SA	61,500	**4,170,485**
Publishing, Broadcasting & Cinema 0.1%		
Havas SA	157,700	**756,371**
Real Estate Development 0.0%		
Compagnie Industrielle et Financiere d' Entreprises	598	144,595
Eurosic	581	32,036
		176,631
Restaurants, Hotels & Theaters 0.6%		
Elior (c)	14,485	231,901
Groupe Flo (c)*	36,625	310,688
Sodexho Alliance SA (b)	185,200	8,784,012
		9,326,601
Retail 0.2%		
Rallye SA (b)*	68,400	**2,915,684**
Soaps & Cosmetics 0.0%		
Jacques Bogart SA *	16	**1,726**
Software 1.1%		
Atos Origin SA *	90,200	6,672,437
Cap Gemini SA	168,300	9,146,281
GFI Informatique *	20,400	180,067
Prosodie SA	10,195	262,787
		16,261,572
Wholesale 0.4%		
Bricodeal	318	17,350
Casino Guichard-Perrachon SA (b)	80,588	5,622,074
L.D.C. SA (b)	7,255	571,478
Vet' Affaires	6,000	209,917
		6,420,819
		128,197,326
Germany 6.5%		
Agriculture, Food & Beverage 0.0%		
Frosta AG	7,984	**163,031**
Banks & Credit Institutions 0.0%		
Albis Leasing AG	27,000	**145,604**
Basic Minerals & Metals 1.2%		
Norddeutsche Affinerie AG (b)	92,369	2,851,379
ThyssenKrupp AG	514,000	14,844,107
		17,695,486
Beer, Liquor, & Tobacco 0.0%		
Sektkellerei Schloss Wachenheim AG	25,488	**313,509**
Cellular & Wireless 0.2%		
Mobilcom AG	129,290	**3,124,979**
Construction & Homebuilding 0.7%		
Bilfinger Berger AG	76,600	5,026,391
GEA Group AG (b)	152,800	2,563,994
Hochtief AG (b)	48,000	2,714,398
Lindner Holding Kgaa *	2,127	95,887
		10,400,670
Construction Materials 0.2%		
Dyckerhoff AG	54,630	**2,648,134**

See the accompanying notes to the financial statements.

Portfolio Holdings continued

Security	Number of Shares	Value ($)
Drugs & Pharmaceuticals 0.3%		
Biotest AG	1,818	70,307
Merck KGaA	48,400	4,600,195
		4,670,502
Financial Investments 0.0%		
Edel Music AG *	48,893	**298,625**
Gas & Other Public Utilities 0.1%		
INTERSEROH AG	30,323	**1,139,154**
Government Aircraft & Defense 0.4%		
Rheinmetall AG	76,400	**5,905,941**
Health Care & Hospital 0.4%		
Fresenius Medical Care AG (b)	41,098	4,904,020
Marseille-Kliniken AG	30,000	528,495
Maternus-Kliniken AG *	48,399	131,381
		5,563,896
Information & Services 0.0%		
D. Logistics AG *	120,000	269,009
Evotec AG *	3,000	15,276
Ruecker AG *	27,551	270,774
		555,059
Instruments 0.6%		
Fresenius AG	51,200	**8,741,469**
Insurance 0.1%		
Wuerttembergische Lebensversicherung AG	32,200	**1,203,815**
IT Hardware 0.6%		
ADCapital AG	498	6,258
Infineon Technologies AG (b)*	875,000	9,009,378
		9,015,636
Land & Water Transportation 0.0%		
Bremer Lagerhaus Gesellschaft AG	146	**1,982**
Metal Products & Machinery 0.9%		
Deutz AG *	32,817	277,589
Duerr AG (b)*	37,500	945,700
Gildemeister AG *	150,000	1,315,323
Jenoptik AG (b)*	67,291	614,046
KSB AG *	3,340	792,839
Pfeiffer Vacuum Technology AG	29,400	1,966,543
Salzgitter AG *	88,600	6,517,071
Washtec AG *	28,677	549,085
		12,978,196
Miscellaneous Finance 0.0%		
Value Management & Research AG *	20,792	**134,253**
Photo-optical, Micros & Office Machinery 0.4%		
Heidelberger Druckmaschinen AG	150,600	6,648,499
Koenig & Bauer AG	9,040	288,120
		6,936,619
Publishing, Broadcasting & Cinema 0.0%		
IM Internationalmedia AG *	157,456	**202,615**

Security	Number of Shares	Value ($)
Real Estate Development 0.0%		
Deutsche Real Estate AG *	23,265	86,928
TAG Tegernsee Immobilien- und Beteiligungs-AG *	26,717	303,049
		389,977
Restaurants, Hotels & Theaters 0.1%		
IFA Hotel & Touristik AG	3,180	33,951
TUI AG (b)	48,240	945,459
		979,410
Retail 0.1%		
CeWe Color Holding AG	4,926	157,477
Hornback Baumarkt Aktiengesellschaft	37,600	1,950,205
		2,107,682
Soaps & Cosmetics 0.1%		
Fuchs Petrolub AG	30,476	**1,505,910**
Software 0.1%		
Computerlinks Comp	1,406	24,042
GFT Technologies AG *	81,059	308,446
PC- Ware AG	12,805	246,111
PSI AG fuer Produkte und Systeme der Informationstechnologie *	32,000	230,736
		809,335
Wholesale 0.0%		
Herlitz AG *	38,000	214,134
KAP Beteiligungs AG	1,223	40,461
WMF-Wuerttemebgische Metallwarenfabrik AG	6,000	123,502
		378,097
		98,009,586
Greece 0.9%		
Banks & Credit Institutions 0.6%		
Agricultural Bank of Greece *	657,654	4,334,167
Bank of Greece	26,314	3,642,982
		7,977,149
Communications Utilities 0.0%		
Hellenic Telecommunications Organization SA *	15,000	**330,912**
Oil Distribution 0.3%		
Hellenic Petroleum SA	346,000	**4,937,076**
		13,245,137
Hong Kong 1.5%		
Agriculture, Food & Beverage 0.0%		
Vedan International (Holdings) Ltd.	362,000	**42,456**
Banks & Credit Institutions 0.2%		
Asia Financial Holdings Ltd.	1,066,000	511,111
Fubon Bank (Hong Kong) Ltd.	998,000	378,976
JCG Holdings Ltd.	152,000	129,292

See the accompanying notes to the financial statements.

Laudus Rosenberg International Small Capitalization Fund

Security	Number of Shares	Value ($)
Liu Chong Hing Bank Ltd.	285,000	611,081
Wing Lung Bank Ltd.	93,800	906,617
		2,537,077
Cellular & Wireless 0.0%		
SmarTone Telecommunications Holdings Ltd.	23,500	**25,744**
Communications Utilities 0.0%		
Tom Online, Inc. *	356,800	**111,961**
Consumer Durables 0.0%		
Alco Holdings Ltd.	66,000	**31,685**
Financial Investments 0.0%		
Peregrine Investment Holdings Ltd. (a)(c)*	84,000	**—**
Furniture & Household Items 0.0%		
EganaGoldpfeil (Holdings) Ltd.	188,000	**64,208**
Gas & Other Public Utilities 0.1%		
Sinolink Worldwide Holdings Ltd.	2,792,228	**1,033,738**
Information & Services 0.0%		
USI Holdings Ltd.	332,727	**136,913**
Instruments 0.0%		
Moulin Global Eyecare Holdings Ltd. (a)(c)*	268,000	**—**
IT Hardware 0.2%		
Man Yue International Holdings Ltd.	1,158,000	343,259
Truly International Holdings Ltd.	616,760	794,417
Varitronix International Ltd.	1,000	676
Vtech Holdings Ltd.	320,000	1,447,581
		2,585,933
Land & Water Transportation 0.1%		
Kowloon Motor Bus Holdings Ltd.	318,608	**1,762,743**
Miscellaneous Finance 0.2%		
Guoco Group Ltd.	164,000	2,099,895
Sun Hung Kai & Co., Ltd.	563,000	321,076
		2,420,971
Photo-optical, Micros & Office Machinery 0.0%		
Proview International Holdings Ltd.	1,944,000	**412,443**
Publishing, Broadcasting & Cinema 0.0%		
eSun Holdings Ltd. *	39,000	35,363
Next Media Ltd.	448,000	253,775
		289,138
Real Estate Development 0.5%		
Allied Group Ltd.	21,600	38,776
Allied Properties HK Ltd.	110,000	97,827
China Motor Bus Co., Ltd.	4,000	31,189
Chinese Estates Holdings Ltd.	1,339,259	1,910,383
Goldlion Holdings Ltd.	300,000	45,640
Hong Kong Ferry (Holdings) Co., Ltd.	294,280	354,563
Hopson Development Holdings Ltd.	20,000	43,099
Kerry Properties Ltd.	821,000	3,002,255
Lippo Ltd.	21,000	6,822
Tai Cheung Holdings Ltd.	1,069,520	605,294
Tomson Group Ltd.	283,820	109,669
Wheelock & Co., Ltd.	136,800	244,428
Wheelock Properties Ltd.	1,364,000	1,043,396
Wing On Co. International Ltd.	249,500	393,339
		7,926,680
Restaurants, Hotels & Theaters 0.1%		
Harbour Centre Development Ltd.	180,000	300,047
Hongkong & Shanghai Hotels Ltd.	952,192	1,084,355
Keck Seng Investments	110,000	36,505
		1,420,907
Software 0.1%		
Champion Technology Holdings Ltd.	959,582	158,092
SUNeVision Holdings Ltd.	705,780	125,434
Tencent Holdings Ltd.	362,000	607,936
		891,462
Wholesale 0.0%		
Tan Chong International Ltd.	1,236,000	**278,768**
		21,972,827
Ireland 0.4%		
Agriculture, Food & Beverage 0.1%		
Kerry Group plc	49,825	**1,213,646**
Construction & Homebuilding 0.1%		
Abbey plc	92,000	**1,196,495**
IT Hardware 0.0%		
Vislink plc	88,000	**89,059**
Miscellaneous Finance 0.0%		
IFG Group plc	104,737	**266,762**
Oil & Coal Resources 0.1%		
Dragon Oil plc *	800,966	**2,912,050**
Wholesale 0.1%		
DCC plc	34,000	**792,231**
		6,470,243
Italy 3.0%		
Agriculture, Food & Beverage 0.0%		
Centrale del Latte di Torino & C SpA	693	3,809
La Doria S.p.A.	104,774	320,600
		324,409
Autos 0.1%		
IFIL — Finanziaria di Partecipazioni S.p.A. (b)	212,452	**1,239,769**

See the accompanying notes to the financial statements.

Portfolio Holdings continued

Security	Number of Shares	Value ($)
Banks & Credit Institutions 0.3%		
Banca Popolare Italiana (b)	456,816	4,833,561
Banco di Sardegna S.p.A.	1,532	33,788
		4,867,349
Basic Minerals & Metals 0.0%		
SMI-Societa Metallurgica Italiana S.p.A. *	994,322	**506,968**
Chemicals & Rubber 0.0%		
Montefibre S.p.A. *	387,000	**150,310**
Communications Utilities 0.1%		
Sirti S.p.A.	394,275	**1,204,057**
Construction & Homebuilding 0.2%		
Astaldi S.p.A.	146,190	1,035,652
Vianini Lavori S.p.A.	120,842	1,447,177
		2,482,829
Construction Materials 0.9%		
Boero Bartolomeo S.p.A.	15,300	306,859
Buzzi Unicem S.p.A.	95,311	2,271,029
Caltagirone S.p.A. *	55,017	605,087
Italcementi S.p.A. (b)	234,900	5,623,069
Italmobiliare S.p.A.	51,402	4,361,991
		13,168,035
Consumer Durables 0.1%		
IMMSI S.p.A	252,000	**751,047**
Electric Utilities 0.0%		
ACEA S.p.A	25,956	**323,150**
Financial Investments 0.0%		
Mondo TV S.p.A. *	6,443	**232,217**
Furniture & Household Items 0.0%		
Targetti Sankey S.p.A.	45,000	**281,492**
Information & Services 0.0%		
I Grandi Viaggi S.p.A.	113,000	**302,635**
Instruments 0.0%		
Gefran S.p.A.	48,000	**308,762**
Insurance 0.2%		
Fondiaria-Sai S.p.A. (b)	26,789	1,068,334
Premafin Finanziaria S.p.A. *	688,000	1,813,667
		2,882,001
Metal Products & Machinery 0.1%		
Biesse S.p.A.	68,062	896,123
Danieli & Co. S.p.A. (b)	117,373	1,224,057
		2,120,180
Miscellaneous Finance 0.1%		
Mittel S.p.A.	130,548	**824,302**
Oil Distribution 0.2%		
Cam Finanziaria S.p.A.	784,000	1,949,407
ERG S.p.A.	7,892	206,233
		2,155,640

Security	Number of Shares	Value ($)
Publishing, Broadcasting & Cinema 0.4%		
C.I.R. S.p.A. — Compagnie Industriali Riunite (b)	1,428,000	4,299,045
Cofide S.p.A. — Compagnia Finanziaria de Benedetti	1,224,896	1,610,466
Monrif S.p.A.	284,710	447,983
		6,357,494
Real Estate Development 0.1%		
Aedes S.p.A	237,199	1,747,539
IPI S.p.A.	11,556	139,761
		1,887,300
Restaurants, Hotels & Theaters 0.0%		
ITALJOLLY — Compagnia Italiana dei Jolly Hotels S.p.A. *	13,914	**216,757**
Retail 0.1%		
Gruppo Coin S.p.A. *	310,185	**1,563,752**
Soaps & Cosmetics 0.0%		
Mirato S.p.A.	40,865	**460,040**
Textiles & Apparel 0.1%		
Stefanel S.p.A.	132,000	**677,688**
		45,288,183
Japan 22.5%		
Agriculture, Food & Beverage 0.6%		
Coca-Cola Central Japan Co., Ltd.	193	1,707,145
DyDo Drinco, Inc.	37,600	1,469,469
Fuji Foods, Inc.	17,000	56,301
Katokichi Co., Ltd. (b)	135,400	926,746
Kinki Coca-Cola Bottling Co., Ltd.	10,000	106,012
Kirin Beverage Corp.	53,200	1,294,751
Morinaga Milk Industry Co., Ltd.	144,000	510,147
Nichiwa Sangyo Co., Ltd.	19,000	88,039
Nisshin Seifun Group, Inc.	241,500	2,467,249
Nissin Sugar Manufacturing Co., Ltd.	24,000	85,313
Tokatsu Foods Co., Ltd.	28,000	192,519
		8,903,691
Autos 0.3%		
Diamond Electric Manufacturing Co., Ltd.	2,000	18,555
Fuji Heavy Industries Ltd. (b)	265,000	1,559,369
Kyokuto Kaihatsu Kogyo Co., Ltd.	52,300	449,974
Mitsuba Corp.	38,000	474,402
Nippon Cable System Inc.	13,200	231,663
Topre Corp.	24,500	279,377
Topy Industries Ltd. (b)	274,000	1,200,529
		4,213,869
Banks & Credit Institutions 2.1%		
Aichi Bank Ltd.	22,300	2,673,468
Akita Bank Ltd. (b)	250,000	1,424,249
Chiba Kogyo Bank Ltd. *	9,600	194,499

See the accompanying notes to the financial statements.

Security	Number of Shares	Value ($)
Daishi Bank Ltd.	255,000	1,240,627
Eighteenth Bank Ltd. (b)	36,000	221,938
Higashi-Nippon Bank Ltd.	20,000	106,596
Higo Bank Ltd.	39,000	311,197
Hitachi Capital Corp. (b)	47,700	954,126
Hyakugo Bank Ltd.	244,000	1,639,531
Kagawa Bank Ltd.	108,000	685,742
Kita-Nippon Bank Ltd.	11,600	651,346
Miyazaki Bank Ltd.	67,000	347,468
Nanto Bank Ltd.	63,000	398,131
Nishi-Nippon City Bank Ltd. (b)	487,000	2,654,058
Orient Corp. (b)	616,000	2,342,755
San-in Godo Bank Ltd.	46,000	476,598
Sanyo Electric Credit Co., Ltd. (b)	47,300	1,012,246
Sanyo Shinpan Finance Co., Ltd.	29,200	1,812,257
SFCG Co., Ltd. (b)	8,300	1,879,674
Shiga Bank Ltd.	251,000	1,894,801
Shimizu Bank Ltd.	13,700	679,231
Shinki Co., Ltd.	144,500	1,288,269
Taiko Bank Ltd.	126,000	427,446
The Bank of Okinawa Ltd.	18,500	863,928
The Hokuetsu Bank Ltd. (b)	143,000	445,870
The Kumamoto Family Bank Ltd.	3,000	10,152
The Mie Bank Ltd. (b)	317,000	1,874,849
The Tokyo Tomin Bank Ltd. (b)	2,300	105,294
Toho Bank Ltd.	250,000	1,357,048
Tomato Bank Ltd.	42,000	119,215
UFJ Nicos Co., Ltd. (b)	71,000	750,115
Yamagata Bank Ltd.	128,000	736,338
		31,579,062
Basic Minerals & Metals 2.1%		
Chubu Steel Plate Co Ltd.	80,300	1,246,746
Fujikura Ltd.	242,000	2,736,209
Godo Steel Ltd. (b)	360,000	2,476,030
Kurimoto Ltd. (b)	214,000	755,259
Mitsubishi Materials Corp. (b)	380,000	2,034,828
Mitsui Mining & Smelting Co., Ltd. (b)	104,000	729,327
Nakayama Steel Works Ltd.	392,000	1,981,910
Nichia Steel Works Ltd.	81,000	422,769
Nippon Yakin Kogyo Co., Ltd. (b)	300,500	1,342,098
Nisshin Steel Co., Ltd. (b)	1,081,000	3,754,679
Osaka Steel Co., Ltd.	99,500	2,165,067
Ryobi Ltd.	241,000	1,772,260
Showa Electric Wire & Cable Co., Ltd.	348,000	620,576
Sumitomo Pipe & Tube Co., Ltd.	98,000	648,791
Tokyo Steel Manufacturing Co., Ltd.	124,800	2,539,258
Toyo Kohan Co., Ltd.	127,000	576,167
Yamato Kogyo Co., Ltd.	159,100	3,396,156
Yodogawa Steel Works Ltd. (b)	417,000	2,567,669
		31,765,799

Security	Number of Shares	Value ($)
Beer, Liquor, & Tobacco 0.1%		
Mercian Corp.	214,000	662,324
Oenon Holdings, Inc.	109,000	426,834
		1,089,158
Chemicals & Rubber 1.0%		
Air Water, Inc. (b)	19,000	186,077
Arakawa Chemical Industries Ltd.	26,400	296,337
Atomix Co., Ltd.	3,000	14,733
Dainippon Ink & Chemicals, Inc.	339,000	1,262,204
Kureha Chemical Industry Co., Ltd.	314,000	1,726,600
Nippon Shokubai Co., Ltd.	49,000	582,395
Nitto Boseki Co., Ltd.	230,000	707,270
Sakai Chemical Industry Co., Ltd.	183,000	970,478
Showa Denko K.K. (b)	477,000	2,119,020
SOFT99 Corp.	21,000	241,549
Sunstar, Inc.	61,000	348,895
Tokyo Ohka Kogyo Co., Ltd.	55,400	1,722,838
Tokyo Printing Ink Manufacturing Co., Ltd.	7,000	22,356
Tosoh Corp. (b)	146,000	728,802
Ube Industries Ltd.	1,239,000	3,651,362
		14,580,916
Construction & Homebuilding 1.6%		
Asahi Kogyosha Co., Ltd.	18,000	88,773
Asanuma Corp.	182,000	411,542
C-Cube Corp.	50,000	262,536
Dai-Dan Co., Ltd.	27,000	200,231
Daiho Corp. (b)	60,000	168,689
Daiichi Kensetu Corp.	9,000	80,979
Fujita Corp. (b)*	27,489	220,333
Fukuda Corp.	42,000	223,642
Hazama Corp.	52,800	161,738
Hitachi Plant Engineering & Construction Co., Ltd.	1,000	7,656
Kawada Construction Co., Ltd. *	1,000	3,130
Kinden Corp. (b)	206,000	1,867,581
Koatsu Kogyo Co., Ltd.	10,000	45,479
Kodensha Co., Ltd.	42,000	197,917
Komai Tekko, Inc.	18,000	77,951
Kumagai Gumi Co., Ltd. *	431,000	1,779,826
Kyudenko Corp.	182,000	1,192,975
Maeda Corp.	359,000	2,150,452
Misawa Homes Holdings Inc. *	49,900	2,513,216
Mitsui Home Co., Ltd.	92,000	734,929
NEC Networks & System Integration Corp.	75,500	985,566
Nippo Corp.	52,000	404,480
Nippon Densetsu Kogyo Co., Ltd.	122,000	901,667
Nippon Dentsu Co., Ltd.	25,000	100,063
Nippon Road Co., Ltd.	185,000	535,691
Nishimatsu Construction Co., Ltd. (b)	743,000	3,046,730
Ohmoto Gumi Co., Ltd.	13,000	117,199
Oki Wintech Co., Ltd.	22,000	134,493

See the accompanying notes to the financial statements.

Portfolio Holdings continued

Security	Number of Shares	Value ($)
Oriental Construction Co., Ltd.	6,600	31,845
PanaHome Corp.	94,000	758,297
Sanki Engineering Co., Ltd.	15,000	124,262
Sanyo Engineering & Construction, Inc.	21,000	165,138
Seibu Electric Industry Co., Ltd.	46,000	292,610
Taihei Dengyo Kaisha Ltd.	17,000	151,160
Taikisha Ltd.	48,000	794,623
Taisei Corp.	45,000	215,690
Taisei Oncho Co., Ltd.	39,000	186,816
Taisei Rotec Corp.	212,000	511,988
Takahashi Curtain Wall Corp.	4,000	15,325
Takamatsu Corp.	10,000	212,786
Takasago Thermal Engineering Co., Ltd.	4,000	33,307
Techno Ryowa Ltd.	2,300	17,713
Tekken Corp.	96,000	220,372
Toda Corp.	62,000	278,244
Toenec Corp.	88,000	405,596
Toshiba Plant Systems & Services Corp.	39,000	285,974
Totetsu Kogyo Co., Ltd.	11,000	67,450
Tsuchiya Home Co., Ltd.	20,400	57,305
Yokogawa Construction Co., Ltd.	6,300	26,459
Yondenko Corp.	47,000	294,581
Yurtec Corp.	50,000	292,349
Zenitaka Corp.	86,000	298,281
		24,353,635
Construction Materials 1.6%		
Central Glass Co., Ltd. *	143,000	827,641
DC Co., Ltd.	51,000	265,291
Fujimi, Inc.	42,100	986,808
Maeda Road Construction Co., Ltd.	152,000	1,203,485
Mitani Sekisan Co., Ltd.	8,000	67,944
Nichias Corp.	214,000	1,484,279
Nichiha Corp.	19,600	381,811
Nihon Yamamura Glass Co., Ltd.	278,000	995,137
Nippon Sheet Glass Co., Ltd. (b)	712,000	3,968,207
Nittetsu Mining Co., Ltd.	195,000	1,617,571
Noritake Co., Ltd.	296,000	1,985,203
Noritz Corp.	59,000	1,142,890
Sankyo Rikagaku Co., Ltd.	4,000	50,272
Sanwa Shutter Corp. (b)	153,000	1,002,971
Sumitomo Osaka Cement Co., Ltd.	935,000	3,399,605
Taiheiyo Cement Corp. (b)	536,000	2,585,852
Toto Ltd. (b)	196,000	1,820,421
Yokogawa Bridge Corp.	62,000	442,851
		24,228,239
Consumer Durables 0.0%		
Zojirushi Corp.	10,000	**98,180**
Drugs & Pharmaceuticals 0.5%		
Cawachi	26,400	1,038,315
Kaken Pharmaceutical Co., Ltd. (b)	273,000	2,289,493
Nikken Chemicals Co., Ltd.	137,000	407,579
Nippon Shinyaku Co., Ltd.	67,000	579,115
Nissui Pharmaceutical Co., Ltd.	17,000	139,496
Rohto Pharmaceutical Co., Ltd. (b)	130,000	1,426,475
Torii Pharmaceutical Co., Ltd.	79,300	1,655,995
		7,536,468
Electric Utilities 0.0%		
Okinawa Electric Power Co., Inc.	9,300	**558,714**
Financial Investments 0.1%		
Ricoh Leasing Co., Ltd.	40,900	1,172,804
Sankyo Frontier Co., Ltd.	21,000	110,522
		1,283,326
Forest Products & Paper 0.0%		
Nihon Decoluxe Co., Ltd.	2,000	**13,764**
Furniture & Household Items 0.4%		
Mitsubishi Plastics, Inc.	301,000	1,086,937
Riso Kagaku Corp.	32,700	600,038
Roland Corp.	70,300	1,660,147
Sekisui Chemical Co., Ltd.	185,000	1,565,404
Tachikawa Corp.	44,100	335,774
Toso Co., Ltd.	19,000	77,864
Tsutsunaka Plastic Industry Co., Ltd.	59,000	255,948
		5,582,112
Gas & Other Public Utilities 0.0%		
Keiyo Gas Co., Ltd.	49,000	262,178
Otaki Gas Co., Ltd.	17,000	95,815
		357,993
Government Aircraft & Defense 0.2%		
Mitsui Engineering & Shipbuilding Co., Ltd. (b)*	855,000	**2,774,470**
Health Care & Hospital 0.0%		
Nissin Healthcare Food Service Co., Ltd.	20,400	**293,054**
Information & Services 0.4%		
AUTOBACS SEVEN Co., Ltd.	32,500	1,621,189
Chodai Co., Ltd.	20,000	107,217
CTI Engineering Co., Ltd.	35,100	343,475
Eight Consultants Co., Ltd.	9	38,086
Eikoh, Inc.	34,000	214,084
Higashi Nihon House Co., Ltd. *	6,000	15,292
Hitachi System & Services Ltd.	45,100	1,207,469
Horipro, Inc.	2,900	34,204
Ichishin Co., Ltd.	16,500	72,550
Johnan Academic Preparatory Institute, Inc.	16,000	75,417
Keiiyu Co., Ltd.	25,600	242,005
Kinki Nippon Tourist Co., Ltd.	76,000	347,858
Nihon Jumbo Co., Ltd.	3,800	63,731
Nomura Co., Ltd.	15,000	97,844
Original Engineering Consultants Co., Ltd.	9,500	48,373
Secom Joshinetsu Co., Ltd.	14,600	348,818
TKC Corp.	71,500	1,417,814

See the accompanying notes to the financial statements.

Security	Number of Shares	Value ($)
Toyo TEC Co., Ltd.	500	6,212
Wesco, Inc.	24,400	128,616
		6,430,254
Instruments 0.1%		
Aichi Tokei Denki Co., Ltd.	10,000	39,319
Fukuda Denshi Co., Ltd.	2,800	101,135
Furuno Electric Co., Ltd	4,000	48,131
Hitachi Medical Corp.	87,000	1,050,483
Kawasumi Laboratories, Inc.	9,000	58,950
Yamatake Corp.	2,000	47,191
		1,345,209
Insurance 0.0%		
Nisshin Fire & Marine Insurance Co., Ltd. (b)	42,000	**199,643**
IT Hardware 1.9%		
Alps Electric Co., Ltd. (b)	155,800	2,507,157
Citizen Watch Co., Ltd.	255,700	2,412,058
Daiichikosho Co., Ltd.	38,500	1,058,050
Dainippon Screen Mfg. Co., Ltd. (b)	360,000	3,817,197
Futaba Corp. (b)	48,600	1,254,443
Hitachi Kokusai Electric, Inc. (b)*	192,000	2,449,901
Makino Milling Machine Co., Ltd.	261,000	3,281,837
Minebea Co., Ltd. (b)	282,000	1,944,887
Mitsumi Electric Co., Ltd. (b)	130,500	1,704,327
Nippon Antenna Co., Ltd.	19,000	164,640
Nippon Signal Co., Ltd	208,000	1,881,536
Oki Electric Industry Co., Ltd. (b)	504,000	1,601,560
Star Micronics Co., Ltd.	94,000	1,544,951
Teikoku Tsushin Kogyo Co., Ltd	10,000	61,785
Toshiba Tec Corp. (b)	547,000	2,869,421
		28,553,750
Land & Water Transportation 0.6%		
Daiwa Logistics Co., Ltd.	6,400	67,521
Hitachi Transport System Ltd.	159,000	1,665,831
Isewan Terminal Service Co., Ltd.	75,000	590,436
K.R.S. Corp.	900	14,577
Kawanishi Warehouse Co., Ltd.	7,000	77,315
Meiko Trans Co., Ltd.	20,000	271,335
Nagoya Railroad Co., Ltd. (b)	564,000	2,120,675
Nippon Konpo Unyu Soko Co., Ltd.	99,000	1,381,537
Seino Transportation Co., Ltd. (b)	272,210	2,835,336
Tokyo Kisen Co., Ltd.	10,000	85,691
Yusen Air & Sea Service Co., Ltd.	13,600	391,518
		9,501,772
Mainframe & Minicomputers 0.0%		
Tsuzuki Denki Co., Ltd.	34,000	**152,083**

Security	Number of Shares	Value ($)
Metal Products & Machinery 2.0%		
ABILIT Corp.	30,300	480,620
Aida Engineering Ltd.	13,000	103,674
Amada Co., Ltd. (b)	181,000	1,979,614
Asahi Diamond Industrial Co., Ltd.	144,000	1,375,495
Corona Corp.	29,600	611,412
Fuji Machine Manufacturing Co Ltd	79,500	1,464,959
Fujitec Co., Ltd.	123,000	792,809
Glory Ltd. (b)	116,600	2,528,230
Heiwa Corp. (b)	86,500	1,332,370
Hokkan Holdings, Ltd.	70,000	278,745
Ishikawajima Transportation Machinery Co., Ltd.	16,000	71,162
Ishikawajima-Harima Heavy industries Co., Ltd. (b)	653,000	2,070,848
Kioritz Corp.	105,000	408,008
Koken Ltd.	2,000	29,892
Komori Corp.	148,000	3,457,766
Meidensha Corp. (b)	65,000	281,342
Nakano Refrigerators Co., Ltd.	2,000	27,625
Nihon Kaiheiki Industry Co., Ltd.	2,000	30,283
Nippon Thompson Co., Ltd.	154,000	1,827,650
Nireco Corp.	1,000	8,926
Nissei Plastic Industrial Co., Ltd.	41,600	436,158
Nissin Electric Co., Ltd.	267,000	1,453,449
Nitto Kogyo Corp.	15,300	286,533
NOHMI BOSAI Ltd.	46,000	383,807
Piolax Inc.	8,800	209,190
Sanso Electric Co., Ltd.	13,000	95,822
Sekisui Jushi Corp.	62,000	522,633
Shibuya Kogyo Co Ltd.	4,900	46,261
ShinMaywa Industries Ltd.	378,000	2,154,451
Sinko Kogyo Co., Ltd.	51,000	220,723
Sintokogio Ltd.	156,000	2,254,668
Sumitomo Heavy Industries Ltd. (b)	5,000	47,952
Tsubakimoto Chain Co.	324,000	2,423,165
Tsurumi Manufacturing Co Ltd.	4,000	47,329
Wakita & Co., Ltd.	50,000	487,322
		30,230,893
Miscellaneous Finance 0.6%		
Daiko Clearing Services Corp.	4,300	100,763
Japan Asia Investment Co., Ltd.	52,000	411,959
Marusan Securities Co., Ltd. (b)	109,000	1,765,418
Okasan Holdings Inc. (b)*	281,000	3,211,614
Osaka Securities Finance Co., Ltd.	113,400	792,767
SMBC Friend Securities Co., Ltd.	256,000	2,260,955
		8,543,476
Oil & Coal Resources 0.2%		
Japan Petroleum Exploration Co., Ltd.	34,700	**2,169,163**

Portfolio Holdings continued

Security	Number of Shares	Value ($)
Oil Distribution 0.6%		
AOC Holdings, Inc. (b)	130,700	2,413,961
Cosmo Oil Co., Ltd.	483,000	2,530,572
Itohchu Enex Co., Ltd.	267,900	1,887,342
Showa Shell Sekiyu K.K.	192,300	2,181,524
		9,013,399
Photo-optical, Micros & Office Machinery 0.4%		
Brother Industries, Ltd.	223,000	2,446,540
Canon Finetech, Inc.	69,900	1,428,556
Eizo Nanao Corp.	59,000	2,020,128
Melco Holdings, Inc. (b)	17,300	519,931
Noritsu Koki Co., Ltd.	5,700	120,834
		6,535,989
Publishing, Broadcasting & Cinema 0.0%		
Broadcasting System of Niigata, Inc. (BSN)	100	901
Chubu-Nippon Broadcasting Co., Ltd.	300	3,821
RKB Mainichi Broadcasting Corp.	11,000	129,229
Toei Co., Ltd.	48,000	369,609
		503,560
Real Estate Development 0.6%		
Airport Facilities Co., Ltd.	78,300	529,676
Aoki Marine Co., Ltd.	5,000	23,102
Cowboy Co., Ltd.	51,000	164,337
Hankyu Holdings, Inc. (b)	207,000	1,197,716
HASEKO Corp. (b)*	921,500	3,475,464
Hosoda Corp.	36,000	257,045
Japan Airport Terminal Co., Ltd.	51,100	482,938
Nisshin Fudosan Co., Ltd.	68,700	968,691
Starts Corp., Inc.	11,000	95,678
Towa Real Estate Development Co., Ltd. (b)*	333,500	2,363,510
		9,558,157
Restaurants, Hotels & Theaters 0.2%		
Daisyo Corp.	51,100	802,457
Friendly Corp.	9,000	41,501
Gourmet Kineya Co., Ltd. (b)	45,000	352,099
Royal Holdings Co., Ltd.	54,000	867,615
SKYLARK Co., Ltd. (b)	61,100	1,094,662
		3,158,334
Retail 1.3%		
Aichi Toyota Motor Co., Ltd.	20,000	456,206
Aoki International Co., Ltd.	53,800	1,162,912
Aoyama Trading Co., Ltd.	91,600	3,037,688
Blue Grass Co., Ltd.	16,000	302,977
Daiwa Co., Ltd.	35,000	113,852
Haruyama Trading Co., Ltd.	21,900	319,322
Izumiya Co., Ltd.	99,000	878,725
Jeans Mate Corp.	8,820	114,185
Kasumi Co Ltd.	66,000	445,008
Laox Co., Ltd. (b)	14,000	60,849
Ministop Co., Ltd.	1,500	35,616
Mizuno Corp.	80,000	599,844
Okuwa Co., Ltd	55,000	795,759
Parco Co., Ltd.	143,000	1,789,787

Security	Number of Shares	Value ($)
Poplar Co., Ltd.	7,100	94,678
Sanei-International Co Ltd.	20,600	967,889
Sazaby, Inc.	29,300	833,414
The Daiei, Inc. (b)*	116,250	3,740,309
Three F Co., Ltd.	2,000	16,958
Tokyo Derica Co., Ltd.	1,000	12,335
Uny Co., Ltd.	195,000	3,121,672
		18,899,985
Soaps & Cosmetics 0.1%		
ADERANS Co., Ltd.	85	2,505
Mandom Corp. (b)	43,100	1,084,707
		1,087,212
Software 0.2%		
Capcom Co., Ltd. (b)	47,400	487,236
Fujitsu Business Systems Ltd. (b)	62,200	1,122,434
Japan Process Development Co., Ltd.	9,600	96,220
NEC Fielding Ltd. (b)	50,000	871,229
		2,577,119
Textiles & Apparel 0.8%		
Fuji Corp.	9,000	115,126
Fuji Electric Holdings Co., Ltd.	503,000	2,741,554
Fujix Ltd.	6,000	39,337
Ichikawa Co., Ltd.	65,000	270,808
Japan Wool Textile Co., Ltd.	206,000	1,903,605
Jichodo Co., Ltd.	9,000	87,701
King Co., Ltd.	28,000	124,112
Kurabo Industries Ltd.	697,000	2,488,494
Morishita Co., Ltd.	5,000	54,588
ONWARD KASHIYAMA Co., Ltd. (b)	20,000	354,215
Tokyo Style Co., Ltd.	250,000	2,976,072
Yagi Corp.	30,000	153,051
		11,308,663
Trading Company 0.2%		
Sojitz Corp. (b)*	536,600	**3,171,254**
Wholesale 1.7%		
Canon Sales Co., Inc.	107,000	2,304,850
Charle Co., Ltd.	6,700	56,700
Daiwabo Information System Co., Ltd.	29,500	559,512
Denkyosha Co., Ltd.	4,000	43,495
Fujitsu Devices Inc.	1,000	15,282
Hanwa Co Ltd.	427,000	1,967,515
Inaba Denki Sangyo Co., Ltd.	4,600	175,253
Kaga Electronics Co., Ltd.	92,200	2,348,872
Kamei Corp.	93,000	941,290
Kanaden Corp.	69,000	484,180
Kato Sangyo Co., Ltd.	81,900	1,384,355
Kiyo Holdings Inc. *	522,000	1,459,116
Kobayashi Pharmaceutical Co., Ltd.	8,500	302,318
MEDICEO Holdings Co., Ltd.	94,000	1,520,227
Mitani Corp.	23,000	316,539
Mitsuuroko Co., Ltd.	65,000	449,756
Nagahori Corp.	33,000	180,465
Nagase & Co Ltd.	16,000	215,084

Security	Number of Shares	Value ($)
Nissho Electronics Corp.	14,600	140,320
Onoken Co., Ltd.	57,300	901,704
Ryoden Trading Co., Ltd.	87,000	765,536
Ryosan Co., Ltd.	43,200	1,158,320
Ryoyo Electro Corp.	10,800	150,079
San-Ai Oil Co., Ltd.	115,000	536,343
Sanshin Electronics Co., Ltd.	65,000	786,314
Sekido Co., Ltd. *	14,000	30,509
Shinko Shoji Co., Ltd.	37,000	566,777
Sinanen Co., Ltd.	235,000	1,398,222
SUZUKEN CO., Ltd.	69,600	2,179,923
Tokiwa Yakuhin Co., Ltd.	10,000	46,702
Totech Corp.	13,000	108,328
Trusco Nakayama Corp.	14,600	337,099
Tsuzuki Densan Co., Ltd.	16,400	103,507
Uchida Yoko Co., Ltd.	2,000	13,278
Uehara Sei Shoji Co., Ltd.	43,000	296,382
Valor Co Ltd.	36,000	781,485
Yuasa Funashoku Co., Ltd.	16,000	57,056
		25,082,693
		337,235,058

Malaysia 0.0%

Real Estate Development 0.0%

Rekapacific Berhad (a)(c)*	24,000	—

Netherlands 2.8%

Agriculture, Food & Beverage 0.0%

Koninklijke Wessanen NV	34,929	**582,644**

Banks & Credit Institutions 0.1%

Kas Bank NV	54,000	**1,440,655**

Chemicals & Rubber 0.6%

Koninklijke DSM N.V. (b)	192,945	**8,796,270**

Construction & Homebuilding 0.1%

Batenburg Beheer NV	1,168	77,462
Heijmans NV	20,435	980,831
		1,058,293

Drugs & Pharmaceuticals 0.2%

OPG Groep NV	39,200	**3,523,614**

Forest Products & Paper 0.0%

Crown Van Gelder NV	8,400	**203,591**

Information & Services 0.1%

Koninklijke BAM Groep NV	22,464	**2,271,812**

Land & Water Transportation 0.1%

H.E.S. Beheer NV	18,000	344,650
Koninklijke Frans Maas Groep NV	14,400	655,781
		1,000,431

Security	Number of Shares	Value ($)
Metal Products & Machinery 0.1%		
BE Semiconductor Industries NV (b)*	79,188	488,378
Koninklijke Nedschroef Holding NV	4,955	248,377
Stork N.V. *	7,500	418,893
		1,155,648
Oil Distribution 0.2%		
Koninklijke Vopak NV	92,851	**3,143,822**
Publishing, Broadcasting & Cinema 0.6%		
Roto Smeets de Boer	143	8,836
VNU N.V. *	232,500	7,535,009
Wegener NV	102,000	1,692,543
		9,236,388
Software 0.1%		
Getronics NV (b)	77,000	**929,927**
Textiles & Apparel 0.0%		
Gamma Holding NV	9,071	**451,370**
Wholesale 0.6%		
Amsterdam Commodities NV	56,651	247,387
Buhrmann N.V.	301,000	5,314,298
Neways Electronic International NV	28,571	270,991
Univar NV	55,200	3,110,656
		8,943,332
		42,737,797

New Zealand 0.2%

Agriculture, Food & Beverage 0.0%

AFFCO Holdings Ltd.	887,761	207,032
PGG Wrightson Ltd.	10,235	11,527
Sanford Ltd.	101,057	317,073
		535,632

Electric Utilities 0.0%

TrustPower Ltd.	5,277	**22,047**

Land & Water Transportation 0.1%

Mainfreight Ltd.	234,510	678,590
Tourism Holdings Ltd.	195,389	217,641
		896,231

Metal Products & Machinery 0.1%

Fletcher Building Ltd.	187,957	**1,029,809**

Publishing, Broadcasting & Cinema 0.0%

Sky Network Television Ltd. (b)	106,735	**419,519**

Real Estate Development 0.0%

CDL Hotels New Zealand Ltd.	1,147,522	**416,864**

Retail 0.0%

Hallenstein Glasson Holdings Ltd.	38,184	**121,262**
		3,441,364

Portfolio Holdings continued

Security	Number of Shares	Value ($)
Norway 0.5%		
Agriculture, Food & Beverage 0.0%		
Skiens Aktiemolle ASA	2,874	**162,259**
Government Aircraft & Defense 0.2%		
Aker Yards AS *	27,298	2,030,036
Kongsberg Gruppen AS	54,752	1,247,789
		3,277,825
Information & Services 0.1%		
Aker ASA, Class A (b)	40,672	**1,875,894**
Land & Water Transportation 0.2%		
Stolt-Nielsen SA	74,115	**2,277,638**
		7,593,616
Portugal 0.9%		
Banks & Credit Institutions 0.3%		
Banco Espirito Santo, SA (BES)	248,324	**4,527,830**
Electric Utilities 0.6%		
Electricidade de Portugal SA	2,124,000	**8,337,781**
Restaurants, Hotels & Theaters 0.0%		
Ibersol SGPS SA	35,747	325,372
Solverde	1	13
		325,385
		13,190,996
Singapore 0.7%		
Agriculture, Food & Beverage 0.1%		
Asia Food & Properties Ltd. *	1,383,000	609,148
Golden Agri-Resources Ltd. *	1,784,200	776,590
		1,385,738
Financial Investments 0.2%		
K1 Ventures Ltd. *	809,000	212,383
Kim Eng Holdings Ltd.	800,513	758,641
Metro Holdings Ltd.	357,000	217,500
Overseas Union Enterprise Ltd.	210,500	1,553,612
		2,742,136
Information & Services 0.0%		
United Engineers Ltd.	122,000	**157,615**
IT Hardware 0.1%		
WBL Corp., Ltd.	272,160	**1,311,879**
Land & Water Transportation 0.0%		
Neptune Orient Lines Ltd.	4,000	5,392
SBS Transit Ltd.	187,000	268,490
		273,882
Metal Products & Machinery 0.0%		
Amtek Engineering Ltd.	361,120	**121,800**
Miscellaneous Finance 0.1%		
G.K. Goh Holdings Ltd.	305,083	183,294
UOB-Kay Hian Holdings Ltd.	1,087,850	883,159
		1,066,453

Security	Number of Shares	Value ($)
Oil Distribution 0.1%		
Singapore Petroleum Co., Ltd. (b)	409,000	**1,317,036**
Real Estate Development 0.1%		
Guocoland Ltd.	407,000	639,009
Jardine Cycle & Carriage Ltd.	204,000	1,399,860
		2,038,869
Restaurants, Hotels & Theaters 0.0%		
Amara Holdings Ltd.	269,000	52,440
Hotel Grand Central Ltd.	33,000	14,296
Hotel Plaza Ltd.	191,000	160,980
Stamford Land Corp., Ltd.	1,006,000	189,979
		417,695
Wholesale 0.0%		
Asia Pacific Breweries Ltd.	4,000	24,095
GP Industries Ltd.	149,000	66,880
		90,975
		10,924,078
South Korea 3.5%		
Agriculture, Food & Beverage 0.1%		
Daehan Flour Mill Co., Ltd.	912	134,181
Dongwon F&B Co., Ltd.	1,970	120,844
Lotte Samkang Co., Ltd.	2,884	641,645
Namyang Dairy Products Co., Ltd.	573	395,456
Ottogi Corp.	130	16,231
Samyang Corp.	320	18,846
Samyang Genex Co Ltd.	1,500	105,740
		1,432,943
Autos 0.1%		
Hyundai Merchant Marine Co Ltd.	76,462	**1,083,297**
Banks & Credit Institutions 0.0%		
Pusan Bank	19,390	**282,680**
Basic Minerals & Metals 0.4%		
INI Steel Co.	99,200	2,953,299
Korea Iron & Steel Co Ltd.	17,020	550,188
Korea Zinc Co., Ltd.	27,950	2,182,868
THE Sankei Building Co., Ltd	19,000	174,099
Young Poong Corp.	30	5,403
		5,865,857
Chemicals & Rubber 0.3%		
Dong Ah Tire & Rubber Co., Ltd.	780	4,568
Hankook Tire Manft	114,880	1,734,153
Honam Petrochemical Corp.	28,110	1,703,767
Kumho Electric Co., Ltd.	13,861	766,758
Kumho Industrial Co., Ltd.	27,920	667,790
		4,877,036
Communications Utilities 0.1%		
KTHitel Co., Ltd. *	51,390	568,789
LS Cable Ltd.	46,610	1,728,114
		2,296,903

Laudus Rosenberg International Small Capitalization Fund

Security	Number of Shares	Value ($)
Construction & Homebuilding 0.3%		
Halla Engineering & Construction Corp.	24,310	646,968
Hyundai Development Co.	69,110	3,161,549
Hyundai Engineering & Construction Co., Ltd. *	6,980	355,722
Korea Development Corp.	9,849	323,618
Poonglim Industrial Co., Ltd.	65,180	727,193
		5,215,050
Construction Materials 0.1%		
Asia Cement Co., Ltd.	15,660	649,471
Hyundai Cement Co., Ltd.	8,390	292,932
		942,403
Drugs & Pharmaceuticals 0.1%		
Boryung Pharmaceutical Co., Ltd.	1,695	63,691
Dong-A Pharmaceutical Co., Ltd.	261	18,446
Green Cross Holdings Corp.	8,520	621,243
Il Dong Pharmaceutical Co., Ltd. *	13,150	602,280
Shin Poong Pharmaceutical Co., Ltd.	9,370	212,645
Yuhan Corp.	1,410	231,351
		1,749,656
Forest Products & Paper 0.0%		
Shinmoorim Paper Manufacturing Co., Ltd.	15,000	**163,585**
Gas & Other Public Utilities 0.1%		
Pusan City Gas Co., Ltd.	430	9,278
Samchully Co., Ltd.	7,229	848,195
Seoul City Gas Co., Ltd.	8,320	498,523
		1,355,996
Government Aircraft & Defense 0.1%		
Hyundai Mipo Dock Co., Ltd.	9,260	**795,014**
Information & Services 0.2%		
Doosan Heavy Industries & Construction Co., Ltd.	94,590	3,116,479
Samho International Co., Ltd.	28,700	495,621
		3,612,100
Instruments 0.0%		
INTOPS Co., Ltd.	18,038	**637,144**
Insurance 0.5%		
Dongbu Insurance Co., Ltd. *	69,310	1,338,252
First Fire & Marine Insurance Co., Ltd. *	107,530	451,953
Hyundai Marine & Fire Insurance Co., Ltd. (HDMF) *	56,490	704,636
Korean Reinsurance Co. *	199,501	2,162,388
LG Insurance Co., Ltd. *	109,870	1,533,114
Meritz Fire & Marine Insurance Co., Ltd. *	152,360	715,623
Shindongah Fire & Marine Insurance Co., Ltd. *	690	5,025
		6,910,991
IT Hardware 0.1%		
LG Micron Ltd.	12,380	651,218
Sam Young Electronics Co., Ltd.	19,760	190,796
		842,014
Metal Products & Machinery 0.1%		
Doosan Corp. *	33,860	1,271,604
Joongang Construction	12,080	314,488
SFA Engineering Corp.	1,360	44,804
		1,630,896
Miscellaneous Finance 0.1%		
Samsung Securities Co., Ltd. *	25,840	1,377,553
Woori Investment & Securities Co., Ltd. *	43,250	948,608
		2,326,161
Photo-optical, Micros & Office Machinery 0.1%		
Samsung Techwin Co., Ltd.	48,200	**1,332,353**
Retail 0.2%		
Hwa Sung Industrial Co., Ltd.	8,300	85,190
Hyundai Department Store Co., Ltd.	26,800	2,502,892
Hyundai Department Store H&S Co., Ltd.	6,090	394,941
		2,983,023
Soaps & Cosmetics 0.1%		
LG Household & Health Care Ltd.	18,190	**1,271,410**
Software 0.1%		
Daou Technology Inc. *	95,250	517,678
Hyundai Information Technology Co., Ltd. *	152,615	631,337
		1,149,015
Textiles & Apparel 0.2%		
Cheil Industries, Inc.	64,340	2,352,369
Hyosung Corp. *	18,360	339,508
Ilshin Spinning Co., Ltd.	3,130	141,931
		2,833,808
Wholesale 0.1%		
DC Chemical Co., Ltd.	25,550	**917,678**
		52,507,013
Spain 3.9%		
Airlines 0.1%		
Iberia Lineas Aereas de Espana S.A.	455,000	**1,254,057**
Chemicals & Rubber 0.1%		
La Seda de Barcelona S.A., Class B (b)*	246,000	**719,233**
Construction & Homebuilding 1.0%		
Acciona S.A. (b)	59,841	9,308,848
Obrascon Huarte Lain S.A.	225,000	5,221,185
Uralita S.A.	216,000	1,134,478
		15,664,511

See the accompanying notes to the financial statements.

Portfolio Holdings continued

Security	Number of Shares	Value ($)
Construction Materials 0.2%		
Cementos Portland Valderrivas S.A.	28,352	**2,952,054**
Electric Utilities 0.2%		
Gas Natural SDG S.A. (b)	118,929	**3,441,096**
Information & Services 0.2%		
Dinamia Capital Privado. Sociedad de Capital Riesgo S.A.	24,837	813,267
Funespana S.A.	27,400	304,782
Seguridad S.A., Reg'd.	52,800	1,332,469
		2,450,518
Instruments 0.0%		
Indo Internacional S.A.	36,704	**422,557**
Insurance 0.4%		
Corp Mapfre S.A.	287,490	**5,847,125**
Metal Products & Machinery 0.0%		
Construcciones y Auxiliar de Ferrocarriles S.A.	4,471	**632,843**
Oil Distribution 0.5%		
Compania Espanola de Petroleos, S.A. (CEPSA)	133,500	**7,142,537**
Real Estate Development 0.7%		
Corporacion Financiera Alba S.A.	91,865	4,643,975
Inmobiliaria Urbis S.A. (b)	232,000	5,438,456
TESTA, Inmuebles en Renta S.A.	13,675	399,410
		10,481,841
Restaurants, Hotels & Theaters 0.3%		
NH Hoteles, S.A. (b)*	250,200	4,302,762
Sol Melia, S.A. (b)	44,000	682,336
		4,985,098
Textiles & Apparel 0.0%		
Tavex Algodonera S.A.	21,216	**92,624**
Wholesale 0.2%		
Compania de Distribucion Integral Logista S.A.	8,963	505,183
Ercros S.A. *	1,376,000	1,462,748
Pescanova S.A.	376	12,941
Unipapel S.A.	28,501	708,139
		2,689,011
		58,775,105
Sweden 2.4%		
Airlines 0.3%		
SAS AB (b)*	314,000	**4,389,163**
Banks & Credit Institutions 0.0%		
Hagstromer & Oviberg AB	8,731	**376,309**
Basic Minerals & Metals 0.6%		
Boliden AB *	580,000	**8,897,300**

Security	Number of Shares	Value ($)
Cellular & Wireless 0.4%		
Tele2 AB, Class B (b)	452,000	**5,333,217**
Chemicals & Rubber 0.0%		
Geveko AB *	6,574	**189,832**
Financial Investments 0.3%		
Novestra AB	72,878	331,181
Ratos AB, Class B *	107,874	3,550,121
		3,881,302
Furniture & Household Items 0.0%		
Expanda AB	400	**2,982**
Government Aircraft & Defense 0.4%		
Saab AB	213,000	**5,362,440**
Information & Services 0.0%		
Active Biotech AB *	8,904	85,170
Poolia AB	3,217	19,207
		104,377
IT Hardware 0.0%		
Aspiro AB *	400,000	**214,757**
Land & Water Transportation 0.0%		
Rederi AB Transatlantic *	49,840	**249,428**
Metal Products & Machinery 0.0%		
Midway Holdings AB	40,983	290,470
Traction Holding AB	1,377	37,155
		327,625
Miscellaneous Finance 0.0%		
Svolder AB	7,674	**73,166**
Oil & Coal Resources 0.3%		
Vostok Nafta Investment Ltd., SDR (b)*	66,219	**3,909,342**
Publishing, Broadcasting & Cinema 0.0%		
Stralfors AB, Class B	60,000	**728,677**
Real Estate Development 0.0%		
Capona AB	1,623	**27,484**
Restaurants, Hotels & Theaters 0.0%		
Cherryforetagen AB *	13,212	**57,725**
Software 0.0%		
Bure Equity AB *	840,000	302,147
Observer AB	14,464	65,944
		368,091
Wholesale 0.1%		
Axfood AB (b)	39,600	984,323
Beijer AB G&L	2,920	81,373
OEM International AB	20,000	469,688
		1,535,384
		36,028,601
Switzerland 6.5%		
Agriculture, Food & Beverage 0.3%		
Barry Callebaut AG *	9,840	**4,059,602**

See the accompanying notes to the financial statements.

Laudus Rosenberg International Small Capitalization Fund

Security	Number of Shares	Value ($)
Banks & Credit Institutions 0.1%		
Banque Cantonale du Jura	187	61,880
Graubunder Kantonalbank	712	516,021
St. Galler Kantonalbank	560	212,202
		790,103
Basic Minerals & Metals 0.2%		
Georg Fischer AG — Reg'd. (b)*	4,700	2,091,568
UMS Schweizerische Metallwerke Holding AG *	18,631	242,962
		2,334,530
Biotechnology 0.5%		
Serono SA, Class B (b)	11,160	**7,765,699**
Chemicals & Rubber 0.6%		
Ciba Specialty Chemicals AG	111,300	6,639,754
Clariant AG (b)*	98,000	1,513,103
		8,152,857
Construction & Homebuilding 0.0%		
Implenia AG *	18,009	**379,893**
Construction Materials 0.0%		
Vetropack Holding SA	546	**508,945**
Drugs & Pharmaceuticals 0.1%		
Siegfried Holding AG	6,952	**1,053,053**
Electric Utilities 0.0%		
Energiedienst Holding AG *	550	**209,847**
Financial Investments 0.1%		
AIG Private Equity Ltd. *	10,200	1,338,030
LO Holding Lausanne-Ouchy SA	68	50,549
Private Equity Holding AG *	3,000	86,814
		1,475,393
Forest Products & Paper 0.1%		
Harwanne Compagnie de participations industielles et financieres SA	1,600	299,160
Industrieholding Cham AG	2,117	673,821
		972,981
Furniture & Household Items 0.1%		
Daetwyler Holding AG	445	**1,706,965**
Information & Services 0.2%		
Kuoni Reisen Holding AG *	5,900	**3,057,727**
Instruments 0.1%		
Carlo Gavazzi Holding AG	2,007	320,991
Comet Holding AG	710	123,085
Inficon Holding AG *	7,200	982,534
		1,426,610
Insurance 1.4%		
Baloise Holding AG, Class R (b)	99,600	7,090,837
Helvetia Patria Holding	12,625	2,856,883
Schweiz Natl-Vers-Ges	1,806	1,052,059
Swiss Life Holding (b)*	48,240	10,084,964
Waadt Versicherungen Holding	4,200	476,095
		21,560,838
IT Hardware 0.1%		
Huber & Suhner AG	15,445	1,562,686
Lem Holding AG *	3,680	434,718
Schaffner Holding AG *	660	83,353
		2,080,757
Land & Water Transportation 0.0%		
Jungfraubahn Holding AG	16,574	**570,097**
Metal Products & Machinery 1.5%		
Bucher Industries AG	14,891	1,312,383
Conzzeta Holding AG	992	1,440,615
Feintool International Holding AG (b)	1,932	519,359
Gurit-Heberlein AG	1,500	1,608,892
Phoenix Mecano AG	560	186,592
Saurer AG *	43,200	3,446,213
SIG Holding AG (b)*	5,040	1,072,339
Sulzer AG	7,172	4,883,664
Tornos SA *	43,946	475,203
Unaxis Holding AG *	23,400	6,676,905
WMH Walter Meier AG *	922	89,095
Zehnder Group AG	750	1,189,995
		22,901,255
Real Estate Development 0.4%		
Flughafen AG *	9,756	2,019,466
Intershop Holdings AG	7,040	1,478,872
MCH Messe Schweiz Holdings AG	1,293	367,272
Pax-Anlage AG	1	626
PSP Swiss Property AG *	37,600	1,872,331
Zueblin Immobilien Holding AG *	84,889	758,577
		6,497,144
Restaurants, Hotels & Theaters 0.0%		
Moevenpick Holding AG *	1,760	**441,601**
Retail 0.1%		
Charles Vogele Holding AG *	16,699	**1,454,788**
Software 0.1%		
Groupe Minoteries SA	384	74,679
Kardex AG *	17,835	910,272
		984,951
Wholesale 0.5%		
Also Holding AG	15,840	625,751
Bobst Group AG	60,400	2,576,796
Eichhof Holding AG	420	487,491
Metraux Services Holding AG	1,633	280,387
Schweizerhall Holding AG	10,924	1,130,707
Valora Holding AG *	11,250	2,380,952
		7,482,084
		97,867,720

See the accompanying notes to the financial statements.

Laudus Rosenberg International Small Capitalization Fund

Portfolio Holdings continued

Security	Number of Shares	Value ($)
United Kingdom 16.9%		
Agriculture, Food & Beverage 0.1%		
Anglo-Eastern Plantations	11,801	57,152
Arla Foods UK plc	627,317	705,832
Carr's Milling Industries plc	12,393	103,029
		866,013
Airlines 0.6%		
Alpha Airports Group plc	218,096	295,508
British Airways plc *	1,260,000	7,722,234
easyJet plc *	144,795	880,966
		8,898,708
Banks & Credit Institutions 0.0%		
Hitachi Capital UK plc	90,595	**325,817**
Basic Minerals & Metals 1.5%		
Avocet Mining plc *	288,000	951,457
Bodycote International	562,322	2,692,530
Castings plc	46,000	207,887
Corus Group plc	6,435,000	9,858,288
Vedanta Resources plc	341,085	8,328,364
		22,038,526
Beer, Liquor, & Tobacco 0.7%		
Gallaher Group plc	469,200	6,835,223
Scottish & Newcastle plc	393,549	3,547,423
		10,382,646
Communications Utilities 0.1%		
COLT Telecom Group plc *	977,753	1,236,967
Kingston Communications (Hull) plc	1,056,000	1,091,303
		2,328,270
Construction & Homebuilding 1.1%		
Barratt Developments plc	261,679	4,795,018
Ben Bailey plc	4,852	36,020
Cape plc *	205,000	560,963
Kier Group plc	7,943	231,724
Taylor Woodrow plc	947,425	6,634,210
Wilson Bowden plc	141,409	3,902,108
		16,160,043
Construction Materials 0.7%		
Baggeridge Brick plc	84,000	238,614
Cookson Group plc *	75,000	671,765
Hanson plc	446,596	5,835,162
Pilkington plc	1,219,518	3,418,843
		10,164,384
Drugs & Pharmaceuticals 0.7%		
Shire Pharmaceuticals plc	657,600	**10,095,350**
Financial Investments 0.6%		
3i Group plc	308,686	5,033,693
Compel Group plc	108,000	164,184
F&C Asset Management plc	921,000	3,679,460
		8,877,337
Furniture & Household Items 0.1%		
Carclo plc	184,000	225,375
Dialight plc	108,000	481,763
F.W. Thorpe plc *	35,881	291,438
		998,576
Gas & Other Public Utilities 0.1%		
Severn Trent plc	63,488	**1,228,781**
Government Aircraft & Defense 0.1%		
Chemring Group plc	60,323	1,240,893
Raymarine plc	6,806	40,785
		1,281,678
Information & Services 1.0%		
Alfred McAlpine plc	105,640	857,720
Christie Group plc	92,000	206,520
Communisis plc	355,000	557,636
Creston plc	114,869	352,247
Dawson Holdings plc	194,763	485,577
DTZ Holdings plc	2,757	31,505
First Choice Holidays plc	1,053,000	3,930,275
Glotel plc *	132,000	194,592
Group 4 Securicor plc	855,000	2,802,419
Huntsworth plc	129,508	200,819
Keller Group plc	171,789	1,372,944
MacLellan Group plc	258,000	506,521
Management Consulting Group plc	416,977	424,156
Metnor Group plc	44,000	173,149
MICE Group plc	448,000	290,667
Next Fifteen Communications plc	14,103	17,274
Nord Anglia Education plc *	127,950	221,189
Tenon Group plc	416,000	169,848
Tribal Group plc	133,542	444,239
Wincanton Plc	195,915	1,093,497
XKO Group plc	104,000	216,827
		14,549,621
Instruments 0.1%		
Ferraris Group plc	89,198	137,926
FKI plc	470,779	1,031,236
Oxford Instruments plc	69,597	241,169
Senior plc	590,528	707,130
		2,117,461
Insurance 1.6%		
Chaucer Holdings plc	873,000	1,164,105
Friends Provident plc	1,872,000	6,762,159
Henderson Group plc *	2,655,000	3,943,390
Highway Insurance Holdings plc	33,060	49,397
Kiln plc	480,000	781,830
Old Mutual plc	2,259,000	7,871,901
Royal & Sun Alliance Insurance Group plc	1,562,991	3,743,124
Windsor plc	170,000	143,987
		24,459,893
IT Hardware 0.1%		
Filtronic plc	200,809	589,616
Pace Micro Technology plc *	59,344	65,435

See the accompanying notes to the financial statements.

Security	Number of Shares	Value ($)
TT electronics plc	392,000	1,174,829
Zetex plc	338,707	488,430
		2,318,310
Land & Water Transportation 1.6%		
Antofagasta plc *	201,900	7,501,337
Arriva plc	410,400	4,373,559
Autologic Holdings plc	150,214	304,044
Braemar Seascope Group plc	64,440	495,694
Clarkson plc	14,765	222,013
FirstGroup plc	815,000	5,991,185
Stagecoach Group plc	2,085,000	4,155,858
TDG plc	149,266	601,656
		23,645,346
Metal Products & Machinery 0.1%		
Alumasc Group plc	88,000	240,804
Delta plc	4,588	9,884
MS International Plc	5,526	14,398
The 600 Group plc	150,000	147,245
Trifast plc	204,000	205,569
Wagon plc	103,148	450,711
		1,068,611
Miscellaneous Finance 1.4%		
Aberdeen Asset Management plc	327,773	1,080,079
Amvescap plc	523,971	4,885,536
Collins Stewart Tullett plc	1,600	20,149
Investec plc	138,131	7,044,057
Legal & General Group plc	3,444,000	8,464,224
		21,494,045
Oil & Coal Resources 0.3%		
Alkane Energy plc *	127,308	42,578
Dana Petroleum plc *	45,382	792,710
Global Energy Development plc *	25,550	124,516
Venture Production plc *	256,368	3,038,107
		3,997,911
Oil Drilling & Services 0.9%		
Abbot Group plc	540,000	2,838,728
AMEC plc	655,848	4,585,611
Burren Energy plc	73,245	1,212,804
Expro International Group plc	202,004	2,598,813
Hunting plc	273,883	1,874,893
		13,110,849
Real Estate Development 1.0%		
Capital & Regional plc	130,329	2,602,084
Enterprise Inns plc	424,548	7,005,202
Halladale Group plc	80,000	220,997
Liberty International plc	203,126	4,145,932
Rugby Estates plc	30,000	251,870
UK Coal plc	152,000	417,254
		14,643,339
Restaurants, Hotels & Theaters 1.2%		
Compass Group plc	1,828,000	7,232,861
Greene King plc	4,520	58,678
Lonrho Africa plc *	550,000	210,225

Security	Number of Shares	Value ($)
Luminar plc	1,176	11,375
Millennium & Copthorne Hotels plc	538,000	4,213,151
Rank Group plc	277,983	1,086,058
Regent Inns plc *	348,000	591,096
Sportech plc *	1,777,556	323,863
Ultimate Leisure Group plc	90,000	402,642
Whitbread plc	236,000	4,852,869
		18,982,818
Retail 0.1%		
John David Group plc	122,000	581,725
QXL Ricardo plc *	118	21,849
Woolworths Group plc	2,093,358	1,269,945
		1,873,519
Soaps & Cosmetics 0.0%		
McBride plc	241,592	**694,882**
Software 1.0%		
Anite Group plc *	421,646	589,717
Computacenter plc	524,000	2,313,773
Dimension Data Holdings plc *	3,734,795	3,528,976
Intec Telecom Systems plc *	1,048,000	1,147,080
InTechnology plc *	350,000	246,276
iSOFT Group plc	157,421	399,579
LogicaCMG plc	1,804,115	6,126,935
Microgen plc *	108,061	123,912
Morse plc	434,485	781,294
Systems Union Group plc	29,048	99,800
		15,357,342
Wholesale 0.1%		
Abacus Group plc	131,031	336,305
Acal plc	82,250	507,299
Fayrewood plc	71,615	131,267
Goldshield Group plc	67,220	338,685
James Latham plc	57,804	169,222
Lambert Howarth Group plc	78,000	258,160
Nichols plc	99,000	368,086
		2,109,024
		254,069,100
Total Common Stock (Cost $1,184,445,980)		**1,444,632,146**

Preferred Stock 0.1% of net assets

	Number of Shares	Value ($)
Austria 0.0%		
MIBA AG	1,095	**166,239**
Germany 0.1%		
Jungheinrich AG	47,379	**1,505,453**
Total Preferred Stock (Cost $1,154,068)		**1,671,692**

Rights 0.0% of net assets

	Number of Shares	Value ($)
Finland 0.0%		
Citycon Oyj * expiring 4/21/06	131,075	**216,026**

Laudus Rosenberg International Small Capitalization Fund

Portfolio Holdings continued

Security	Number of Shares	Value ($)
Hong Kong 0.0%		
JCG Holdings * expiring 4/03/06	154,000	**198**
Total Rights (Cost $—)		**216,224**

Security	Face Amount ($)	Value ($)
Short-term Investment 1.8% of net assets		
Repurchase Agreement 1.8%		
State Street Bank & Trust Co. dated 03/31/06, due 04/3/06 at 3.75% with a maturity value of $26,760,891 (fully collateralized by Federal Home Loan Bank Securities with a value of $27,292,704)	26,752,531	**26,752,531**
Total Short-term Investment (Cost $26,752,531)		**26,752,531**

End of Investments.

Security	Number of Shares	Value ($)
Collateral Invested for Securities on Loan 7.7% of net assets		
State Street Navigator Security Lending Prime Portfolio	116,439,578	**116,439,578**
Total Collateral Invested for Securities on Loan (Cost $116,439,578)		**116,439,578**

End of collateral invested for securities on loan.

At March 31, 2006 the tax basis cost of the fund's investments was $1,334,207,038 and the unrealized appreciation and depreciation were $269,972,731 and ($14,467,598), respectively, with a net unrealized appreciation of $255,505,133.

*   Non-income producing security.

(a) Bankrupt security/delisted.

(b) All or a portion of this security is on loan.

(c) Fair-valued by Management.

See the accompanying notes to the financial statements.

Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund (a)

Portfolio Holdings as of March 31, 2006

Holdings by Category		Cost ($)	Value ($)
94.3%	**Common Stock**	25,920,519	29,476,962
2.4%	**Short-Term Investment**	755,331	755,331
96.7%	**Total Investments**	**26,675,850**	**30,232,293**
(94.0)%	**Short Sales**	(28,795,865)	(29,383,377)
95.8%	**Deposits with broker and custodian bank for securities sold short**	29,954,555	29,954,555
1.5%	**Other Assets and Liabilities**		464,321
100.0%	**Net Assets**		**31,267,792**

Security	Number of Shares	Value ($)
Common Stock 94.3% of net assets		
Agriculture, Food & Beverage 2.4%		
General Mills, Inc.	8,700	440,916
Kraft Foods, Inc., Class A	9,100	275,821
The Pepsi Bottling Group, Inc.	1,600	48,624
		765,361
Airlines 0.5%		
FedEx Corp.	1,300	**146,822**
Autos 1.3%		
Paccar, Inc.	5,776	**407,092**
Banks & Credit Institutions 9.8%		
Bank of America Corp.	29,900	1,361,646
Comerica, Inc.	5,500	318,835
Countrywide Financial Corp.	16,450	603,715
Hudson City Bancorp, Inc.	3,000	39,870
KeyCorp., Inc.	12,800	471,040
Wachovia Corp.	5,040	282,492
		3,077,598
Basic Minerals & Metals 1.0%		
Nucor Corp.	3,030	**317,514**
Beer, Liquor, & Tobacco 1.8%		
Altria Group, Inc.	8,000	**566,880**
Biotechnology 2.1%		
Gilead Sciences, Inc. *	10,400	**647,088**
Cellular & Wireless 0.8%		
NII Holdings, Inc. *	4,200	247,674
Telephone & Data Systems, Inc.	10	394
		248,068
Chemicals & Rubber 0.3%		
Monsanto Co.	1,030	**87,293**
Communications Utilities 2.4%		
AT&T Corp.	11,800	319,072
Google, Inc., Class A *	1,100	429,000
		748,072
Construction & Homebuilding 0.9%		
Lennar Corp., Class A	4,460	**269,295**
Consumer Durables 0.6%		
Whirlpool Corp.	2,100	**192,087**
Drugs & Pharmaceuticals 2.0%		
Allergan, Inc.	240	26,040
Bristol-Myers Squibb Co.	23,750	584,488
Wyeth	500	24,260
		634,788
Electric Utilities 4.8%		
Ameren Corp.	90	4,484
Consolidated Edison, Inc.	7,830	340,605
DTE Energy Co.	5,870	235,328
Edison International	520	21,413
FPL Group, Inc.	920	36,929
PG&E Corp.	12,100	470,690
Sempra Energy	8,600	399,556
		1,509,005
Furniture & Household Items 0.0%		
Mattel, Inc.	740	**13,416**
Gas & Other Public Utilities 0.6%		
NiSource, Inc.	8,600	**173,892**
Government Aircraft & Defense 1.9%		
Raytheon Co.	13,200	**605,088**
Health Care & Hospital 2.0%		
Aetna, Inc.	3,700	181,818
Health Net, Inc. *	4,090	207,854
UnitedHealth Group, Inc.	4,050	226,233
		615,905
Information & Services 3.3%		
Cendant Corp.	31,600	548,260
Moody's Corp.	6,690	478,067
		1,026,327
Instruments 4.2%		
Agilent Technologies, Inc. *	2,030	76,226
Becton Dickinson & Co.	7,040	433,523
Honeywell International, Inc.	13,700	585,949
Thermo Electron Corp. *	5,520	204,737
		1,300,435
Insurance 7.3%		
ACE Ltd.	6,100	317,261
Assurant, Inc.	4,200	206,850
Loews Corp.	5,000	506,000
MGIC Investment Corp.	3,500	233,205
The Allstate Corp.	12,400	646,164
Torchmark Corp.	30	1,713
UnumProvident Corp.	10,900	223,232
W.R. Berkley Corp.	2,800	162,568
		2,296,993

See the accompanying notes to the financial statements.

Portfolio Holdings continued

Security	Number of Shares	Value ($)
Integrated Oil Companies 4.6%		
ChevronTexaco Corp.	4,030	233,619
Exxon Mobil Corp.	10,100	614,686
Marathon Oil Corp.	7,540	574,322
Occidental Petroleum Corp.	100	9,265
		1,431,892
IT Hardware 5.1%		
Cisco Systems, Inc. *	300	6,501
Freescale Semiconductor, Inc., Class A *	14,000	389,340
L-3 Communications Holdings, Inc.	300	25,737
Lam Research Corp. *	5,097	219,171
Marvell Technology Group Ltd. *	5,484	296,684
Micron Technology, Inc. *	17,876	263,135
National Semiconductor Corp.	11,240	312,922
Qualcomm, Inc.	1,469	74,346
		1,587,836
Land & Water Transportation 2.3%		
Burlington Northern Santa Fe Corp.	8,800	**733,304**
Mainframe & Minicomputers 1.2%		
Sun Microsystems, Inc. *	72,079	**369,765**
Metal Products & Machinery 1.8%		
Rockwell Automation, Inc.	1,270	91,326
Tyco International Ltd.	9,600	258,048
United Technologies Corp.	3,480	201,735
		551,109
Miscellaneous Finance 5.8%		
Chicago Mercantile Exchange Holdings, Inc.	1,200	537,000
JPMorgan Chase & Co.	7,830	326,041
Merrill Lynch & Co., Inc.	7,200	567,072
Morgan Stanley	6,220	390,741
		1,820,854
Oil & Coal Resources 3.5%		
Anadarko Petroleum Corp.	6,300	636,363
Devon Energy Corp.	2,600	159,042
Ultra Petroleum Corp. *	4,800	299,088
		1,094,493
Oil Distribution 0.1%		
Valero Energy Corp.	300	**17,934**
Oil Drilling & Services 0.9%		
ENSCO International, Inc.	5,270	271,142
Transocean, Inc. *	100	8,030
		279,172
Photo-optical, Micros & Office Machinery 1.4%		
Hewlett-Packard Co.	300	9,870
Seagate Technology *	16,300	429,179
		439,049
Publishing, Broadcasting & Cinema 0.0%		
News Corp., Class B	60	**1,054**

Security	Number of Shares	Value ($)
Restaurants, Hotels & Theaters 1.5%		
Darden Restaurants, Inc.	5,700	233,871
McDonald's Corp.	6,800	233,648
		467,519
Retail 9.9%		
Chico's FAS, Inc. *	380	15,443
CVS Corp.	21,900	654,153
Home Depot, Inc.	16,400	693,720
J.C. Penney Co., Inc.	6,900	416,829
Lowe's Cos., Inc.	7,700	496,188
Nordstrom, Inc.	8,000	313,440
Staples, Inc.	19,750	504,020
		3,093,793
Software 2.3%		
Cognizant Technology Solutions Corp., Class A *	4,890	290,906
Computer Sciences Corp. *	6,100	338,855
Fidelity National Financial, Inc.	2,140	76,034
		705,795
Textiles & Apparel 1.7%		
Coach, Inc. *	15,600	**539,448**
Wholesale 2.2%		
Express Scripts, Inc. *	4,200	369,180
Omnicare, Inc.	1,950	107,231
W.W. Grainger, Inc.	2,900	218,515
		694,926
Total Common Stock(Cost $25,920,519)		**29,476,962**

	Face Amount ($)	
Short-Term Investment 2.4% of net assets		
Repurchase Agreement 2.4%		
Custodian Trust Company dated 3/31/06, due 4/3/06 at 4.5% with a maturity value of $755,614 (fully collateralized by U.S. Treasury Bill with a value of $776,654)	755,331	**755,331**
Total Short-Term Investment (Cost $755,331)		755,331

End of Investments.

At March 31, 2006 the tax basis cost of the fund's investments was $26,848,518, and the unrealized appreciation and depreciation were $3,599,094 and ($215,319), respectively, with a net unrealized appreciation of $3,383,775.

* Non-income producing security.

(a) All long positions are pledged as collateral for securities sold short (See page 85 and 86).

Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund

Short Positions as of March 31, 2006

Security	Number of Shares	Value ($)
Short Sales 94.0% of net assets		
Agriculture, Food & Beverage 3.4%		
Bunge Ltd.	4,200	233,982
Coca-Cola Enterprises, Inc.	4,500	91,530
Sara Lee Corp.	9,800	175,224
The Coca-Cola Co.	2,100	87,927
The Hershey Co.	3,023	157,891
Wm. Wrigley Jr. Co.	5,100	326,400
		1,072,954
Autos 0.1%		
General Motors Corp.	1,300	**27,651**
Banks & Credit Institutions 8.3%		
American Express Co.	8,400	441,420
Commerce Bancorp, Inc.	6,000	219,900
E*TRADE Financial Corp. *	11,400	307,572
Fifth Third Bancorp	12,900	507,744
Ford Motor Co.	41,500	330,340
Freddie Mac	8,900	542,900
New York Community Bancorp, Inc.	2,900	50,808
Popular, Inc.	9,500	197,220
		2,597,904
Basic Minerals & Metals 2.4%		
Alcoa, Inc.	19,300	589,808
United States Steel Corp.	2,663	161,591
		751,399
Beer, Liquor, & Tobacco 1.1%		
Anheuser-Busch Cos., Inc.	7,960	**340,449**
Communications Utilities 1.8%		
Qwest Communications International, Inc. *	51,800	352,240
VeriSign, Inc. *	3,500	83,965
Yahoo! Inc. *	4,000	129,040
		565,245
Consumer Durables 0.6%		
Harman International Industries, Inc.	1,600	**177,808**
Drugs & Pharmaceuticals 2.8%		
Chiron Corp. *	25	1,145
Eli Lilly & Co.	7,700	425,810
Forest Laboratories, Inc. *	10,000	446,300
		873,255
Electric Utilities 4.8%		
Dominion Resources, Inc.	7,900	545,337
Exelon Corp.	11,400	603,060
The AES Corp. *	20,400	348,024
The Southern Co.	607	19,891
		1,516,312
Furniture & Household Items 1.9%		
International Game Technology	10,500	369,810
Newell Rubbermaid, Inc.	9,280	233,763
		603,573

Security	Number of Shares	Value ($)
Gas & Other Public Utilities 2.6%		
El Paso Corp.	28,600	344,630
Waste Management, Inc.	13,200	465,960
		810,590
Health Care & Hospital 2.0%		
HCA, Inc.	6,100	279,319
Quest Diagnostics	3,900	200,070
Tenet Healthcare Corp. *	17,700	130,626
		610,015
Information & Services 0.8%		
Apollo Group, Inc., Class A *	4,900	**257,299**
Instruments 3.9%		
Biomet, Inc.	8,900	316,128
Medtronic, Inc.	4,000	203,000
St. Jude Medical, Inc. *	4,300	176,300
Zimmer Holdings, Inc. *	7,600	513,760
		1,209,188
Insurance 3.7%		
The Progressive Corp.	5,700	594,282
White Mountains Insurance Group Ltd.	200	118,900
Willis Group Holdings Ltd.	5,200	178,152
XL Capital Ltd., Class A	4,210	269,903
		1,161,237
IT Hardware 9.6%		
Altera Corp. *	12,800	264,192
Analog Devices, Inc.	10,100	386,729
Applied Materials, Inc.	20,090	351,776
Crown Castle International Corp. *	6,800	192,780
Intel Corp.	34,400	665,640
KLA-Tencor Corp.	6,600	319,176
Linear Technology Corp.	12,400	434,992
Maxim Integrated Products, Inc.	1,100	40,865
Microchip Technology, Inc.	8,977	325,865
Xilinx, Inc.	1,200	30,552
		3,012,567
Land & Water Transportation 2.6%		
Royal Caribbean Cruises Ltd.	4,400	184,888
United Parcel Service, Inc., Class B	7,900	627,102
		811,990
Metal Products & Machinery 3.7%		
General Electric Co.	25,300	879,934
ITT Industries, Inc.	5,140	288,971
		1,168,905
Miscellaneous Finance 1.5%		
The Bear Stearns Co., Inc.	3,300	**457,710**

See the accompanying notes to the financial statements.

Security	Number of Shares	Value ($)
Photo-optical, Micros & Office Machinery 2.6%		
Eastman Kodak Co.	8,360	237,759
EMC Corp. *	890	12,131
NCR Corp. *	2,870	119,937
Network Appliance, Inc. *	12,200	439,566
		809,393
Publishing, Broadcasting & Cinema 3.1%		
Sirius Satellite Radio, Inc. *	43,900	223,012
The McGraw-Hill Cos., Inc.	10,420	600,400
XM Satellite Radio Holdings, Inc., Class A *	6,800	151,436
		974,848
Real Estate Investment Trusts 4.6%		
AvalonBay Communities, Inc.	2,700	294,570
Boston Properties, Inc.	3,900	363,675
Equity Residential	810	37,900
Kimco Realty Corp.	6,700	272,288
Plum Creek Timber Co., Inc.	6,800	251,124
ProLogis	4,000	214,000
Simon Property Group, Inc.	68	5,722
		1,439,279
Restaurants, Hotels & Theaters 2.2%		
Starbucks Corp. *	18,000	**677,520**
Retail 9.2%		
Amazon.com, Inc. *	10,300	376,053
Bed, Bath & Beyond, Inc. *	401	15,399
Costco Wholesale Corp.	8,200	444,112
eBay, Inc. *	17,550	685,503
Kohl's Corp. *	3,300	174,933
The TJX Cos., Inc.	100	2,482

Security	Number of Shares	Value ($)
Tiffany & Co.	5,400	202,716
Wal-Mart Stores, Inc.	13,700	647,188
Whole Foods Market, Inc.	4,860	322,898
		2,871,284
Soaps & Cosmetics 5.5%		
Avon Products, Inc.	7,880	245,620
Clorox Co.	4,800	287,280
Procter & Gamble Co.	20,800	1,198,496
		1,731,396
Software 6.7%		
Automatic Data Processing, Inc.	100	4,568
Electronic Arts, Inc. *	8,500	465,120
Microsoft Corp.	39,100	1,063,911
Oracle Corp. *	20,178	276,237
Symantec Corp. *	16,100	270,963
		2,080,799
Textiles & Apparel 0.8%		
Cintas Corp.	5,800	**247,196**
Wholesale 1.7%		
Cardinal Health, Inc.	1,800	134,136
Patterson Cos., Inc. *	3,200	112,640
Sysco Corp.	8,700	278,835
		525,611
Total Short Sales (Proceeds $28,795,865) – 94.0%		**29,383,377**

End of short sale positions.

*   Non-income producing security.

Laudus Rosenberg Global Long/Short Equity Fund (a)

Portfolio Holdings as of March 31, 2006

Holdings by Category		Cost ($)	Value ($)
92.4%	Common Stock	30,403,444	36,147,611
10.7%	Short-term Investment	4,026,296	4,026,296
103.1%	**Total Investments**	**34,429,740**	**40,173,907**
(91.5)%	**Short Sales**	(32,940,668)	(35,814,949)
64.2%	**Deposits with broker and custodian bank for securities sold short**	25,314,908	25,314,908
24.2%	**Other Assets and Liabilities**		9,464,569
100.0%	**Net Assets**		**39,138,435**

Security	Number of Shares	Value ($)
Common Stock 92.4% of net assets		
Austria 0.3%		
Communications Utilities 0.2%		
Telekom Austria AG	4,000	**94,164**
Real Estate Development 0.1%		
Immofinanz Immobilien Anlagen AG *	3,600	**37,350**
		131,514
Belgium 0.6%		
Banks & Credit Institutions 0.3%		
Fortis	3,500	**124,570**
Retail 0.2%		
Delhaize Group	1,200	**85,951**
Wholesale 0.1%		
AgfaGevaert NV	2,450	**46,664**
		257,185
Denmark 0.6%		
Banks & Credit Institutions 0.1%		
Sydbank A/S	1,200	**37,606**
Beer, Liquor, & Tobacco 0.2%		
Carlsberg A/S	900	**58,714**
Construction Materials 0.1%		
FLSmidth & Co. A/S, Class B	1,200	**48,184**
Land & Water Transportation 0.2%		
AP Moller-Maersk A/S	10	**85,764**
		230,268
Finland 0.1%		
Basic Minerals & Metals 0.1%		
Outokumpu Oyj	2,400	**48,474**
France 3.8%		
Banks & Credit Institutions 0.3%		
Natexis Banques Populaires	400	**107,843**
Chemicals & Rubber 0.2%		
Compagnie Generale des Etablissements Michelin, Class B	1,400	**87,765**
Construction & Homebuilding 0.5%		
Bouygues SA	1,800	95,345
Eiffage SA	600	98,351
		193,696
Construction Materials 0.2%		
Compagnie de Saint-Gobain	900	**62,716**
Financial Investments 0.1%		
Sequana Capital	600	18,561
Societe Fonciere Financiere et de Participations (FFP) *	81	19,226
		37,787
Gas & Other Public Utilities 0.1%		
Suez SA	800	**31,440**
Health Care & Hospital 0.1%		
bioMerieux *	900	**50,561**
Information & Services 0.1%		
Compagnie Generale de Geophysique SA *	300	**43,587**
Insurance 0.1%		
CNP Assurances	200	**20,174**
IT Hardware 0.4%		
Alcatel SA, Class A *	3,000	46,124
Safran SA *	2,400	60,746
Thomson	2,800	55,212
		162,082
Metal Products & Machinery 0.4%		
Schneider Electric SA	1,100	118,449
Valeo SA	1,200	50,059
		168,508
Oil Drilling & Services 0.2%		
Technip SA	1,000	**67,813**
Publishing, Broadcasting & Cinema 0.1%		
Havas SA	9,000	**43,166**
Restaurants, Hotels & Theaters 0.3%		
Elior (b)	3,000	48,029
Sodexho Alliance SA	1,600	75,888
		123,917
Retail 0.0%		
Rallye SA *	449	**19,139**
Soaps & Cosmetics 0.2%		
Christian Dior SA *	1,000	**99,619**
Software 0.4%		
Atos Origin SA *	800	59,179
Cap Gemini SA	1,500	81,518
		140,697
Wholesale 0.1%		
Casino Guichard-Perrachon SA	600	**41,858**
		1,502,368

See the accompanying notes to the financial statements.

Portfolio Holdings continued

Security	Number of Shares	Value ($)
Germany 2.7%		
Banks & Credit Institutions 0.1%		
Bankgesellschaft Berlin AG *	6,544	**38,938**
Basic Minerals & Metals 0.3%		
ThyssenKrupp AG	3,500	**101,079**
Cellular & Wireless 0.1%		
Mobilcom AG	1,200	**29,004**
Chemicals & Rubber 0.3%		
Bayer AG	3,300	**132,082**
Construction & Homebuilding 0.1%		
GEA Group AG	3,000	**50,340**
Drugs & Pharmaceuticals 0.1%		
Merck KGaA	600	**57,027**
Electric Utilities 0.5%		
EnBW Energie Baden-Wuerttemberg AG	1,200	75,600
RWE AG	1,400	121,552
		197,152
Government Aircraft & Defense 0.1%		
Rheinmetall AG	600	**46,382**
Health Care & Hospital 0.2%		
Fresenius Medical Care AG	700	**83,528**
Instruments 0.2%		
Fresenius AG	360	**61,463**
Insurance 0.1%		
DBV-Winterthur Holding AG	900	**46,585**
IT Hardware 0.2%		
Infineon Technologies AG *	7,000	**72,075**
Metal Products & Machinery 0.2%		
Salzgitter AG *	800	**58,845**
Photo-optical, Micros & Office Machinery 0.1%		
Heidelberger Druckmaschinen AG	1,200	**52,976**
Retail 0.1%		
KarstadtQuelle AG *	1,200	**28,183**
		1,055,659
Ireland 0.5%		
Agriculture, Food & Beverage 0.2%		
Kerry Group plc	2,700	**64,918**
Construction Materials 0.2%		
CRH plc	2,800	**97,806**
Wholesale 0.1%		
DCC plc	2,000	**46,554**
		209,278
Italy 2.5%		
Autos 0.1%		
IFIL — Finanziaria di Partecipazioni S.p.A.	9,000	**52,520**

Security	Number of Shares	Value ($)
Banks & Credit Institutions 0.9%		
Banca Intesa S.p.A.	21,000	125,158
Banca Popolare Italiana	6,000	63,486
Bipielle Investimenit S.p.A.	4,000	38,867
SanPaolo IMI S.p.A.	7,000	125,114
		352,625
Communications Utilities 0.3%		
Telecom Italia S.p.A.	42,000	**122,314**
Construction Materials 0.2%		
Italcementi S.p.A.	2,800	**67,027**
Electric Utilities 0.1%		
ASM Brescia S.p.A.	15,000	**50,755**
Insurance 0.1%		
Fondiaria-Sai S.p.A.	1,191	**47,496**
Land & Water Transportation 0.2%		
Autostrada Torino-Milano S.p.A.	1,600	32,814
Societa Iniziative Autostradali e Servizi S.p.A. (SIAS)	3,000	37,453
		70,267
Oil Distribution 0.2%		
ERG S.p.A.	2,400	**62,717**
Publishing, Broadcasting & Cinema 0.3%		
C.I.R. S.p.A. — Compagnie Industriali Riunite	18,000	54,190
Seat Pagine Gialle S.p.A. *	111,000	52,930
		107,120
Real Estate Development 0.1%		
Risanamento S.p.A.	4,000	**28,895**
		961,736
Japan 23.3%		
Banks & Credit Institutions 2.7%		
Acom Co., Ltd.	1,300	76,321
Chugoku Bank Ltd.	5,000	76,432
Daishi Bank Ltd.	10,000	48,652
Hyakugo Bank Ltd.	7,000	47,036
Mitsubishi Tokyo Financial Group, Inc.	11	167,284
Mizuho Financial Group, Inc.	13	106,332
San-in Godo Bank Ltd.	4,000	41,443
Shiga Bank Ltd.	6,000	45,294
Sumitomo Mitsui Financial Group, Inc.	15	165,574
The 77 Bank Ltd.	8,000	61,609
The Hokkoku Bank Ltd.	10,000	47,437
The Sumitomo Trust & Banking Co., Ltd.	16,000	185,108
		1,068,522
Basic Minerals & Metals 2.1%		
Hitachi Cable Ltd.	6,000	34,077
JFE Holdings, Inc.	5,200	210,295
Kobe Steel Ltd.	43,000	163,519
Mitsubishi Materials Corp.	20,000	107,096
Nippon Steel Corp.	45,000	174,555

See the accompanying notes to the financial statements.

Security	Number of Shares	Value ($)
Nisshin Steel Co., Ltd.	20,000	69,467
Sumitomo Electric Industries Ltd.	2,800	44,354
		803,363
Beer, Liquor, & Tobacco 0.6%		
Asahi Breweries Ltd.	6,400	90,756
Japan Tobacco, Inc.	45	158,359
		249,115
Chemicals & Rubber 1.3%		
Asahi Kasei Corp.	17,000	121,125
Mitsubishi Chemical Corp.	24,000	148,093
Mitsui Chemicals, Inc.	11,000	80,877
Nippon Shokubai Co., Ltd.	6,000	71,314
Showa Denko K.K.	21,000	93,290
		514,699
Communications Utilities 0.3%		
Nippon Telegraph & Telephone Corp. (NTT)	31	**132,627**
Construction & Homebuilding 0.6%		
Daiwa House Industry Co., Ltd. *	9,000	155,951
Kandenko Co., Ltd.	4,000	29,967
Kinden Corp.	6,000	54,396
		240,314
Construction Materials 1.8%		
Asahi Glass Co., Ltd.	13,000	194,063
Central Glass Co., Ltd.	6,000	34,726
JS Group Corp.	5,000	107,568
Nippon Electric Glass Co., Ltd	4,000	99,109
Nippon Sheet Glass Co., Ltd.	12,000	66,880
Taiheiyo Cement Corp.	20,000	96,487
Toto Ltd.	10,000	92,879
		691,712
Consumer Durables 0.5%		
Matsushita Electric Industrial Co., Ltd.	9,000	**198,857**
Drugs & Pharmaceuticals 0.4%		
Ono Pharmaceutical Co., Ltd.	2,200	103,487
Taisho Pharmaceutical Co., Ltd.	2,000	40,366
		143,853
Electric Utilities 0.2%		
Kyushu Electric Power Co., Inc.	1,100	24,827
The Chugoku Electric Power Co., Inc.	500	10,405
The Tokyo Electric Power Co., Inc.	1,200	29,928
		65,160
Furniture & Household Items 0.3%		
Matsushita Electric Works, Ltd.	6,000	72,099
Sekisui Chemical Co., Ltd.	7,000	59,231
		131,330
Information & Services 0.2%		
AUTOBACS SEVEN Co., Ltd.	1,300	**64,848**

Security	Number of Shares	Value ($)
Insurance 0.7%		
Millea Holdings, Inc.	7	138,106
Mitsui Sumitomo Insurance Co., Ltd.	11,000	149,450
		287,556
IT Hardware 2.8%		
Alps Electric Co., Ltd.	4,400	70,805
Citizen Watch Co., Ltd.	8,100	76,409
Dainippon Screen Mfg. Co., Ltd.	7,000	74,223
Kyocera Corp.	1,100	96,961
Minebea Co., Ltd.	10,000	68,968
Oki Electric Industry Co., Ltd.	16,000	50,843
Omron Corp.	4,000	114,610
Sanyo Electric Co., Ltd. *	33,000	90,619
Seiko Epson Corp.	4,400	121,169
TDK Corp.	2,000	150,129
Toshiba Corp.	23,000	133,660
Toshiba Tec Corp.	5,000	26,229
		1,074,625
Land & Water Transportation 1.0%		
Nagoya Railroad Co., Ltd.	23,000	86,482
Nippon Yusen Kabushiki Kaisha	19,000	116,079
Seino Transportation Co., Ltd.	6,000	62,496
West Japan Railway Co.	33	139,256
		404,313
Metal Products & Machinery 1.9%		
Amada Co., Ltd.	4,000	43,748
Fuji Electric Holdings Co., Ltd.	16,000	87,207
Heiwa Corp.	1,400	21,564
Hitachi Ltd.	23,000	162,811
Komatsu Ltd.	10,000	190,726
Mitsubishi Heavy Industries Ltd.	38,000	180,562
Toyo Seikan Kaisha Ltd.	3,600	65,277
		751,895
Miscellaneous Finance 0.6%		
Daiwa Securities Group, Inc.	14,000	187,862
SMBC Friend Securities Co., Ltd.	5,000	44,159
		232,021
Oil & Coal Resources 0.4%		
INPEX Corp.	12	101,648
Japan Petroleum Exploration Co., Ltd.	900	56,261
		157,909
Oil Distribution 1.0%		
Cosmo Oil Co., Ltd.	14,000	73,350
Nippon Mining Holdings, Inc.	11,500	96,994
Nippon Oil Corp.	20,000	156,693
Showa Shell Sekiyu K.K.	4,600	52,184
		379,221
Photo-optical, Micros & Office Machinery 1.4%		
Brother Industries, Ltd.	8,000	87,768
Canon, Inc.	2,800	184,785
Fuji Photo Film Co., Ltd.	5,500	183,119
Konica Minolta Holdings, Inc. *	8,500	108,387
		564,059

See the accompanying notes to the financial statements.

Portfolio Holdings continued

Security	Number of Shares	Value ($)
Real Estate Development 0.3%		
Daito Trust Construction Co., Ltd.	2,300	**120,007**
Retail 0.8%		
Aoyama Trading Co., Ltd.	1,500	49,744
Seven & I Holdings Co., Ltd.	2,080	82,402
The Daiei, Inc. *	3,000	96,524
Uny Co., Ltd.	4,000	64,034
		292,704
Software 0.5%		
Fujitsu Ltd.	22,000	**184,870**
Textiles & Apparel 0.0%		
Tokyo Style Co., Ltd.	1,000	**11,904**
Trading Company 0.5%		
Itochu Corp.	22,000	**189,301**
Wholesale 0.4%		
Canon Sales Co., Inc.	3,000	64,622
Sumitomo Forestry Co., Ltd.	3,000	30,479
SUZUKEN CO., Ltd.	1,700	53,245
		148,346
		9,103,131
Netherlands 1.1%		
Furniture & Household Items 0.1%		
Hunter Douglas N.V.	600	**39,797**
IT Hardware 0.3%		
STMicroelectronics N.V.	6,000	**110,431**
Land & Water Transportation 0.2%		
TNT N.V.	2,500	**86,402**
Metal Products & Machinery 0.1%		
Stork N.V. *	600	**33,511**
Publishing, Broadcasting & Cinema 0.1%		
VNU N.V. *	1,200	**38,890**
Wholesale 0.3%		
Buhrmann N.V.	3,000	52,966
Hagemeyer N.V. *	12,000	60,438
		113,404
		422,435
Norway 0.5%		
Oil & Coal Resources 0.3%		
Norsk Hydro ASA	900	**124,504**
Oil Drilling & Services 0.2%		
Fred Olsen Energy ASA *	1,400	57,046
		181,550
Spain 2.1%		
Airlines 0.0%		
Iberia Lineas Aereas de Espana S.A.	6,000	**16,537**
Banks & Credit Institutions 0.1%		
Banco de Andalucia	400	**48,922**
Beer, Liquor, & Tobacco 0.2%		
Altadis S.A.	1,600	**71,649**

Security	Number of Shares	Value ($)
Construction & Homebuilding 0.5%		
Acciona S.A.	600	93,336
Fomento de Construcciones y Contratas S.A.	1,200	88,701
		182,037
Information & Services 0.1%		
Prosegur, Compania de Seguridad S.A., Reg'd.	1,200	**30,283**
Integrated Oil Companies 0.2%		
Repsol YPF, S.A.	2,500	**71,001**
Land & Water Transportation 0.2%		
Red Electrica de Espana	2,000	**64,442**
Oil Distribution 0.2%		
Compania Espanola de Petroleos, S.A. (CEPSA)	1,500	**80,253**
Real Estate Development 0.2%		
Corporacion Financiera Alba S.A.	800	40,442
Inmobiliaria Urbis S.A.	2,400	56,260
		96,702
Restaurants, Hotels & Theaters 0.3%		
NH Hoteles, S.A. *	3,000	51,592
Sol Melia, S.A.	3,000	46,523
		98,115
Wholesale 0.1%		
Compania de Distribucion Integral Logista S.A.	900	50,727
		810,668
Sweden 1.2%		
Airlines 0.1%		
SAS AB *	4,000	**55,913**
Basic Minerals & Metals 0.2%		
Boliden AB *	4,000	**61,361**
Cellular & Wireless 0.5%		
Tele2 AB, Class B	6,000	70,795
TeliaSonera AB *	20,000	119,755
		190,550
Financial Investments 0.2%		
Ratos AB, Class B *	2,000	**65,820**
Government Aircraft & Defense 0.0%		
Saab AB	604	**15,206**
Oil & Coal Resources 0.2%		
Vostok Nafta Investment Ltd., SDR *	1,200	70,844
		459,694
Switzerland 1.6%		
Banks & Credit Institutions 0.1%		
St. Galler Kantonalbank	100	**37,893**
Biotechnology 0.2%		
Serono SA, Class B	120	**83,502**

Security	Number of Shares	Value ($)
Chemicals & Rubber 0.3%		
Ciba Specialty Chemicals AG	900	53,691
Clariant AG *	3,000	46,319
		100,010
Construction Materials 0.1%		
Holcim Ltd.	386	**30,737**
Insurance 0.5%		
Baloise Holding AG, Class R	900	64,074
Swiss Life Holding *	400	83,623
Swiss Re	833	58,051
		205,748
Metal Products & Machinery 0.3%		
SIG Holding AG *	160	34,043
Unaxis Holding AG *	300	85,601
		119,644
Real Estate Development 0.1%		
PSP Swiss Property AG *	800	**39,837**
		617,371
United Kingdom 5.9%		
Airlines 0.2%		
British Airways plc *	8,000	49,030
easyJet plc *	6,000	36,505
		85,535
Beer, Liquor, & Tobacco 0.3%		
Gallaher Group plc	4,200	61,185
Scottish & Newcastle plc	8,000	72,111
		133,296
Cellular & Wireless 0.1%		
The Carphone Warehouse plc	10,000	**53,620**
Communications Utilities 0.1%		
COLT Telecom Group plc *	27,000	**34,158**
Construction & Homebuilding 0.3%		
George Wimpey plc	5,400	52,348
Taylor Woodrow plc	7,000	49,016
Wilson Bowden plc	565	15,591
		116,955
Drugs & Pharmaceuticals 0.2%		
Shire Pharmaceuticals plc	4,800	**73,689**
Electric Utilities 0.3%		
Scottish Power plc *	10,000	**100,883**
Financial Investments 0.1%		
F&C Asset Management plc	9,000	**35,956**
Forest Products & Paper 0.3%		
Anglo American plc *	3,000	**116,205**
Government Aircraft & Defense 0.3%		
BAE Systems plc	17,000	**123,937**
Information & Services 0.2%		
First Choice Holidays plc	8,000	29,860
Group 4 Securicor plc	15,000	49,165
		79,025

Security	Number of Shares	Value ($)
Insurance 0.8%		
Aviva plc	9,100	126,116
Friends Provident plc	15,000	54,184
Henderson Group plc *	21,000	31,191
Old Mutual plc	25,000	87,117
Royal & Sun Alliance Insurance Group plc	8,000	19,159
		317,767
Land & Water Transportation 0.3%		
Arriva plc	2,700	28,774
FirstGroup plc	6,000	44,107
Stagecoach Group plc	15,000	29,898
		102,779
Miscellaneous Finance 1.2%		
Amvescap plc	8,000	74,592
Collins Stewart Tullett plc	3,200	40,298
Investec plc	1,200	61,195
Legal & General Group plc	40,000	98,307
Panmure Gordon & Co., plc *	12,000	46,983
Prudential plc	12,600	145,733
		467,108
Oil & Coal Resources 0.3%		
Xstrata plc	3,000	**97,131**
Oil Drilling & Services 0.2%		
AMEC plc	5,000	34,959
Burren Energy plc	1,800	29,805
		64,764
Real Estate Development 0.2%		
Land Securities Group plc	2,700	**90,339**
Restaurants, Hotels & Theaters 0.3%		
Compass Group plc	18,000	71,221
Greene King plc	1,400	18,174
Whitbread plc	1,529	31,441
		120,836
Retail 0.2%		
J Sainsburys plc	14,000	**80,664**
		2,294,647
United States 45.6%		
Agriculture, Food & Beverage 0.7%		
General Mills, Inc.	2,600	131,768
Hansen Natural Corp. *	300	37,815
Kraft Foods, Inc., Class A	2,600	78,806
Medifast, Inc. *	400	3,692
PepsiCo, Inc.	100	5,779
		257,860
Airlines 0.5%		
Air Methods Corp. *	300	8,862
AirTran Holdings, Inc. *	1,700	30,787
AMR Corp. *	2,300	62,215
Continental Airlines, Inc., Class B *	1,500	40,350
FedEx Corp.	300	33,882
Midwest Air Group, Inc. *	500	3,300
		179,396

See the accompanying notes to the financial statements.

Portfolio Holdings continued

Security	Number of Shares	Value ($)
Autos 0.4%		
Miller Industries, Inc. *	300	7,650
Oshkosh Truck Corp.	400	24,896
Paccar, Inc.	1,500	105,720
		138,266
Banks & Credit Institutions 2.4%		
Bank of America Corp.	8,700	396,198
Comerica, Inc.	1,800	104,346
Countrywide Financial Corp.	4,572	167,792
Hudson City Bancorp, Inc.	5,700	75,753
KeyCorp	3,700	136,160
Wachovia Corp.	410	22,981
Wright Express Corp. *	1,000	28,050
		931,280
Basic Minerals & Metals 0.6%		
Aleris International, Inc. *	700	33,649
Encore Wire Corp. *	310	10,503
Freeport-McMoran Copper & Gold, Inc., Class B	100	5,977
Nucor Corp.	870	91,167
Precision Castparts Corp.	1,000	59,400
Walter Industries, Inc.	700	46,634
		247,330
Beer, Liquor, & Tobacco 0.5%		
Altria Group, Inc.	1,600	113,376
Brown-Forman Corp., Class B	1,200	92,364
		205,740
Biotechnology 1.2%		
Amgen, Inc. *	700	50,925
Digene Corp. *	600	23,460
Genentech, Inc. *	1,600	135,216
Gilead Sciences, Inc. *	2,800	174,216
MedImmune, Inc. *	2,400	87,792
		471,609
Cellular & Wireless 0.4%		
NII Holdings, Inc. *	2,900	**171,013**
Chemicals & Rubber 0.4%		
Monsanto Co.	2,000	**169,500**
Communications Utilities 0.8%		
AT&T Corp.	1,400	37,856
CNET Networks, Inc. *	2,700	38,367
Google, Inc., Class A *	480	187,200
Knology, Inc. *	700	4,781
Openwave Systems, Inc. *	1,600	34,528
The Knot, Inc. *	490	8,869
		311,601
Construction & Homebuilding 0.3%		
Brookfield Homes Corp.	615	31,894
Lennar Corp., Class A	1,390	83,928
Perini Corp. *	100	3,037
		118,859
Construction Materials 0.1%		
Eagle Materials, Inc.	900	**57,384**

Security	Number of Shares	Value ($)
Consumer Durables 0.2%		
Whirlpool Corp.	700	**64,029**
Drugs & Pharmaceuticals 1.5%		
Allergan, Inc.	550	59,675
Biogen Idec, Inc. *	2,900	136,590
Bristol-Myers Squibb Co.	7,534	185,412
Celgene Corp. *	1,800	79,596
Cephalon, Inc. *	900	54,225
Cubist Pharmaceuticals, Inc. *	1,300	29,861
Genzyme Corp. *	—	—
Matrixx Initiatives, Inc. *	300	6,990
Panacos Pharmaceuticals, Inc. *	1,100	8,316
United Therapeutics Corp. *	196	12,991
ViroPharma, Inc. *	1,600	20,320
		593,976
Electric Utilities 1.6%		
Ameren Corp.	310	15,444
Consolidated Edison, Inc.	2,500	108,750
DTE Energy Co.	1,900	76,171
Edison International	100	4,118
Foster Wheeler, Ltd. *	400	18,924
FPL Group, Inc.	1,300	52,182
PG&E Corp.	3,390	131,871
Sempra Energy	2,600	120,796
TXU Corp.	2,480	111,005
		639,261
Financial Investments 0.1%		
Document Security Systems, Inc. *	400	5,080
Mitcham Industries, Inc. *	300	4,992
SurModics, Inc. *	500	17,680
		27,752
Forest Products & Paper 0.1%		
Cenveo, Inc. *	1,400	**23,212**
Furniture & Household Items 0.2%		
Charles & Colvard, Ltd.	500	5,415
Cybex International, Inc. *	400	2,668
Mattel, Inc.	300	5,439
Raven Industries, Inc.	500	19,555
The Lamson & Sessions Co. *	300	8,349
Thomas & Betts Corp. *	1,000	51,380
		92,806
Gas & Other Public Utilities 0.1%		
Clean Harbors, Inc. *	300	8,901
NiSource, Inc.	1,400	28,308
		37,209
Government Aircraft & Defense 0.4%		
Raytheon Co.	3,800	**174,192**
Health Care & Hospital 1.1%		
Aetna, Inc.	3,200	157,248
Health Net, Inc. *	1,410	71,656
UnitedHealth Group, Inc.	3,850	215,061
		443,965
Information & Services 2.6%		
Administaff, Inc.	600	32,616
Arena Pharmaceuticals, Inc. *	1,000	18,110

See the accompanying notes to the financial statements.

Laudus Rosenberg Global Long/Short Equity Fund (a)

Security	Number of Shares	Value ($)
Caterpillar, Inc.	3,100	222,611
CBIZ, Inc. *	2,000	16,000
Cendant Corp.	9,300	161,355
Ceridian Corp. *	2,100	53,445
Franklin Covey Co. *	500	3,920
Gartner, Inc. *	2,500	34,875
Home Solutions of America, Inc. *	600	4,056
ICT Group, Inc. *	400	10,880
Iron Mountain, Inc. *	1,400	57,036
Jones Lang LaSalle, Inc.	200	15,308
Moody's Corp.	4,400	314,424
On Assignment, Inc. *	700	7,686
Talx Corp.	800	22,784
The Shaw Group, Inc. *	1,300	39,520
Thomas Group, Inc.	300	2,460
		1,017,086
Instruments 2.2%		
Agilent Technologies, Inc. *	5,640	211,782
American Science & Engineering, Inc. *	200	18,680
Arthrocare Corp. *	580	27,736
Badger Meter, Inc.	300	17,094
Becton Dickinson & Co.	2,400	147,792
Candela Corp. *	700	15,120
Checkpoint Systems, Inc. *	1,000	26,880
Honeywell International, Inc.	4,900	209,573
ICU Medical, Inc. *	400	14,476
Illumina, Inc. *	944	22,420
IntriCon Corp. *	200	1,398
IRIS International, Inc. *	500	7,815
Natus Medical, Inc. *	300	6,150
Quidel Corp. *	900	11,583
SonoSite, Inc. *	400	16,256
The Spectranetics Corp. *	700	8,274
Thermo Electron Corp. *	1,700	63,053
Thoratec Corp. *	1,200	23,124
		849,206
Insurance 1.8%		
ACE, Ltd.	2,000	104,020
Assurant, Inc.	920	45,310
Loews Corp.	1,300	131,560
MBIA, Inc.	40	2,405
MGIC Investment Corp.	1,000	66,630
National Financial Partners Corp.	500	28,260
Pacific Ethanol, Inc. *	200	4,318
The Allstate Corp.	3,900	203,229
Torchmark Corp.	30	1,713
UnumProvident Corp.	2,900	59,392
W. R. Berkley Corp.	900	52,254
		699,091
Integrated Oil Companies 1.2%		
ChevronTexaco Corp.	180	10,435
ConocoPhillips	3,000	189,450
Exxon Mobil Corp.	1,950	118,677
Marathon Oil Corp.	2,020	153,863
		472,425
IT Hardware 3.5%		
Advanced Energy Industries, Inc. *	400	5,652
Advanced Micro Devices, Inc. *	3,480	115,397
Amkor Technology, Inc. *	3,700	31,968
Arris Group, Inc. *	2,200	30,272
Broadcom Corp., Class A *	1,500	64,740
Cisco Systems, Inc. *	3,400	73,678
Evergreen Solar, Inc. *	800	12,320
Freescale Semiconductor, Inc., Class A *	4,400	122,364
Glenayre Technologies, Inc. *	1,800	9,450
Itron, Inc. *	500	29,925
Kopin Corp. *	1,109	5,556
Kulicke & Soffa Industries, Inc. *	1,300	12,402
L-3 Communications Holdings, Inc.	400	34,316
Lam Research Corp. *	1,500	64,500
LSI Logic Corp. *	5,200	60,112
Marvell Technology Group Ltd. *	2,576	139,362
Micron Technology, Inc. *	10,490	154,413
Microsemi Corp. *	1,000	29,110
National Semiconductor Corp.	3,560	99,110
NVIDIA Corp. *	1,500	85,890
ON Semiconductor Corp. *	1,220	8,857
Powerwave Technologies, Inc. *	2,200	29,678
QUALCOMM, Inc.	200	10,122
Sirenza Microdevices, Inc. *	900	8,505
Standard Microsystems Corp. *	500	12,990
Stratex Networks, Inc. *	2,600	15,990
Tellabs, Inc. *	3,900	62,010
Trident Microsystems, Inc. *	1,090	31,675
		1,360,364
Land & Water Transportation 0.7%		
Burlington Northern Santa Fe Corp.	2,280	189,992
Celadon Group, Inc. *	450	9,851
EGL, Inc. *	1,000	45,000
Union Pacific Corp.	230	21,470
USA Truck, Inc. *	300	7,386
		273,699
Mainframe & Minicomputers 0.6%		
Apple Computer, Inc. *	2,500	156,800
Omnicell, Inc. *	800	9,112
Sun Microsystems, Inc. *	16,650	85,415
		251,327
Metal Products & Machinery 0.9%		
Astec Industries, Inc. *	600	21,540
Asyst Technologies, Inc. *	1,200	12,492
Columbus McKinnon Corp. *	100	2,693
Flow International Corp. *	900	11,853
Gerber Scientific, Inc. *	600	6,204
Graham Corp.	100	1,950
Intevac, Inc. *	600	17,268
JLG Industries, Inc.	1,800	55,422
Rockwell Automation, Inc.	570	40,989
Sun Hydraulics Corp.	300	6,414
The Middleby Corp. *	300	25,116
United Technologies Corp.	2,290	132,751
Veeco Instruments, Inc. *	100	2,335
		337,027

See the accompanying notes to the financial statements.

Portfolio Holdings continued

Security	Number of Shares	Value ($)
Miscellaneous Finance 2.0%		
Affiliated Managers Group, Inc. *	600	63,966
Chicago Mercantile Exchange Holdings, Inc.	500	223,750
JPMorgan Chase & Co.	3,420	142,409
Legg Mason, Inc.	600	75,198
Merrill Lynch & Co., Inc.	1,900	149,644
Morgan Stanley	1,620	101,768
Stifel Financial Corp. *	300	13,101
		769,836
Oil & Coal Resources 1.5%		
Abraxas Petroleum Corp. *	900	5,283
Anadarko Petroleum Corp.	1,400	141,414
Arch Coal, Inc.	300	22,782
Chesapeake Energy Corp.	3,300	103,653
Peabody Energy Corp.	2,500	126,025
Prime-Energy, Inc. *	200	16,380
Southwestern Energy Co. *	1,010	32,512
Ultra Petroleum Corp. *	1,400	87,234
W&T Offshore, Inc.	1,200	48,372
XTO Energy, Inc.	376	16,382
		600,037
Oil Distribution 0.3%		
Sunoco, Inc.	1,000	77,570
Valero Energy Corp.	1,000	59,780
		137,350
Oil Drilling & Services 3.7%		
Atwood Oceanics, Inc. *	200	20,202
Baker Hughes, Inc.	1,800	123,120
Diamond Offshore Drilling, Inc.	1,300	116,350
ENSCO International, Inc.	3,200	164,640
Grant Prideco, Inc. *	1,400	59,976
Halliburton Co.	2,100	153,342
Helix Energy Solutions Group, Inc. *	1,400	53,060
McDermott International, Inc. *	1,000	54,450
NATCO Group, Inc., Class A *	400	10,840
Noble Corp.	1,300	105,430
Patterson-UTI Energy, Inc.	855	27,326
Pride International, Inc. *	1,800	56,124
RPC, Inc.	1,050	23,992
TETRA Technologies, Inc. *	600	28,224
Todco, Class A *	200	7,882
Transocean, Inc. *	3,430	275,429
W-H Energy Services, Inc. *	300	13,347
Weatherford International, Ltd. *	3,000	137,250
		1,430,984
Photo-optical, Micros & Office Machinery 1.5%		
Electronics for Imaging, Inc. *	1,100	30,767
EMC Corp. *	900	12,267
FalconStor Software, Inc. *	200	1,890
Finisar Corp. *	6,700	33,165
Hewlett-Packard Co.	9,900	325,710
Intermec, Inc. *	80	2,441
Seagate Technology *	4,500	118,485
VASCO Data Security International, Inc. *	800	6,544
Western Digital Corp. *	1,907	37,053
		568,322
Publishing, Broadcasting & Cinema 0.4%		
Central European Media Enterprises, Ltd., Class A *	500	34,305
Lamar Advertising Co., Class A *	1,100	57,882
Tribune Co.	2,200	60,346
		152,533
Real Estate Development 0.1%		
CB Richard Ellis Group, Inc., Class A *	500	**40,350**
Restaurants, Hotels & Theaters 0.8%		
Darden Restaurants, Inc.	3,000	123,090
Luby's, Inc. *	700	8,743
McDonald's Corp.	2,440	83,839
Monarch Casino & Resort, Inc. *	400	11,356
Pinnacle Entertainment, Inc. *	930	26,198
Wendy's International, Inc.	1,100	68,266
		321,492
Retail 4.3%		
AnnTaylor Stores Corp. *	1,110	40,837
Caremark Rx, Inc.	3,500	172,130
Chico's FAS, Inc. *	830	33,731
Circuit City Stores, Inc.	2,300	56,304
CVS Corp.	6,300	188,181
GameStop Corp., Class A *	1,200	56,568
Home Depot, Inc.	4,600	194,580
J.C. Penney Co., Inc.	4,200	253,722
Lowe's Cos., Inc.	2,360	152,078
NetFlix, Inc. *	1,100	31,889
Nordstrom, Inc.	4,000	156,720
Nutri/System, Inc. *	500	23,760
O'Reilly Automotive, Inc. *	1,050	38,388
Office Depot, Inc. *	2,900	107,996
Stamps.com, Inc. *	600	21,156
Staples, Inc.	6,020	153,631
Wild Oats Markets, Inc. *	800	16,264
		1,697,935
Software 1.9%		
24/7 Real Media, Inc. *	1,300	13,598
Advent Software, Inc. *	22	625
Astea International, Inc. *	100	1,173
Cadence Design Systems, Inc. *	2,465	45,578
Cerner Corp. *	1,200	56,940
Cognizant Technology Solutions Corp., Class A *	1,500	89,235
Computer Sciences Corp. *	2,000	111,100
Convera Corp. *	1,300	12,454
Eclipsys Corp. *	1,200	28,332
EPIQ Systems, Inc. *	500	9,500
Fidelity National Financial, Inc.	580	20,607
i2 Technologies, Inc. *	600	10,320
Informatica Corp. *	2,100	32,655
LanVision Systems, Inc. *	300	2,064
LivePerson, Inc. *	1,000	7,240
Logility, Inc. *	400	4,324
MakeMusic!, Inc. *	200	1,064
NIC, Inc. *	1,400	8,582
Nuance Communications, Inc. *	2,600	30,706
Opsware, Inc. *	2,600	22,282
Quality Systems, Inc. *	600	19,860

See the accompanying notes to the financial statements.

Security	Number of Shares	Value ($)
Radiant Systems, Inc. *	705	9,532
Red Hat, Inc. *	1,900	53,162
Redback Networks, Inc. *	1,300	28,197
SPSS, Inc. *	500	15,830
Stellent, Inc.	100	1,186
Sykes Enterprises, Inc. *	1,100	15,598
TheStreet.com, Inc.	600	4,536
TriZetto Group, Inc. *	900	15,831
Ultimate Software Group, Inc. *	500	12,925
ValueClick, Inc. *	2,200	37,224
Viisage Technology, Inc. *	600	10,506
Web.com, Inc. *	500	2,965
		735,731
Textiles & Apparel 0.6%		
Carter's, Inc. *	600	40,494
Coach, Inc. *	3,400	117,572
Iconix Brand Group, Inc. *	400	5,820
Polo Ralph Lauren Corp.	1,000	60,610
The Gymboree Corp. *	800	20,832
		245,328
Wholesale 1.4%		
Brightpoint, Inc. *	600	18,636
Express Scripts, Inc. *	2,284	200,764
Keystone Automotive Industries, Inc. *	500	21,105
LKQ Corp. *	700	14,567
McKesson Corp.	1,100	57,343
Omnicare, Inc.	2,000	109,980
W.W. Grainger, Inc.	900	67,815
WESCO International, Inc. *	800	54,409
Wireless Xcessories Group, Inc. *	100	651
		545,270
		17,861,633
Total Common Stock (Cost $30,403,444)		**36,147,611**

	Face Amount ($)	

Short-term Investment 10.7% of net assets

Repurchase Agreement 10.7%

Custodian Trust Company dated 3/31/06, due 4/3/06 at 4.5% with a maturity value of $4,027,806 (fully collateralized by U.S. Treasury Bill with a value of $4,141,370)	4,026,296	4,026,296
Total Short-term Investment (Cost $4,026,296)		**4,026,296**

End of Investments.

At March 31, 2006 the tax basis cost of the fund's investments was $34,548,780 and the unrealized appreciation and depreciation were $5,872,425 and ($247,298), respectively, with a net unrealized appreciation of $5,625,127.

* Non-income producing security.

(a) All long positions are pledged as collateral for securities sold short (See page 89 through 97).

(b) Fair-valued by Management.

Expiration Date	Currency to be Received	Amount of Currency to be Received ($ x 1,000)	Currency to be Delivered	Amount of Currency to be Delivered ($ x 1,000)	Unrealized Gains / Losses ($ x 1,000)
		Forward Foreign Currency Contract			
07/26/2006	USD	7,732	JPY	8,001	269
07/26/2006	USD	471	JPY	483	12
07/26/2006	USD	232	JPY	231	(1)
07/26/2006	USD	639	JPY	635	(4)
07/26/2006	USD	281	JPY	282	1
Total		9,355		9,632	277

Laudus Rosenberg Global Long/Short Equity Fund

Short Positions as of March 31, 2006

Security	Number of Shares	Value ($)
Short Sales 91.5% of net assets		
Austria 0.3%		
Electric Utilities 0.2%		
Verbund-osterreich Elektr AG	200	**89,039**
Insurance 0.1%		
UNIQA Versicherungen AG	1,200	**38,901**
		127,940
Belgium 0.9%		
Banks & Credit Institutions 0.3%		
KBC GROEP NV	900	**96,428**
Communications Utilities 0.2%		
Belgacom SA	2,800	**89,534**
Drugs & Pharmaceuticals 0.2%		
UCB SA	1,200	**59,025**
Financial Investments 0.1%		
Ackermans & van Haaren NV	800	**52,658**
Retail 0.1%		
Colruyt SA	200	**29,928**
		327,573
Denmark 1.1%		
Drugs & Pharmaceuticals 0.6%		
H. Lundbeck A/S	2,700	59,156
Novo-Nordisk A/S, Class B	1,600	99,519
Novozymes A/S, Class B	1,200	81,240
		239,915
Instruments 0.2%		
William Demant Holdings A/S *	1,200	**79,413**
Land & Water Transportation 0.1%		
DSV A/S	300	**39,889**
Metal Products & Machinery 0.2%		
Vestas Wind Systems A/S *	2,700	**67,169**
		426,386
Finland 1.2%		
Banks & Credit Institutions 0.1%		
OKO Bank, Class A	2,700	**43,786**
Chemicals & Rubber 0.1%		
Nokian Renkaat Oyj	2,700	**47,541**
Construction & Homebuilding 0.2%		
YIT Oyj	1,800	**48,851**
Electric Utilities 0.3%		
Fortum Oyj	4,800	**120,887**
Forest Products & Paper 0.2%		
Stora Enso Oyj	5,400	**82,846**
Metal Products & Machinery 0.2%		
Kone OYJ	1,500	**61,699**

Security	Number of Shares	Value ($)
Wholesale 0.1%		
Kesko Oyj	1,500	**46,821**
		452,431
France 4.2%		
Autos 0.3%		
Renault S.A.	1,200	**127,166**
Chemicals & Rubber 0.3%		
Air Liquide S.A.	540	**112,107**
Communications Utilities 0.3%		
France Telecom S.A.	5,600	**125,723**
Construction & Homebuilding 0.2%		
Autoroutes du Sud de la France (ASF)	1,500	**92,764**
Consumer Durables 0.1%		
SEB S.A.	300	**32,678**
Financial Investments 0.1%		
Neopost S.A. *	400	**43,477**
Forest Products & Paper 0.2%		
Wendel Investissement *	600	**71,926**
Insurance 0.5%		
April Group	900	45,752
Euler Hermes S.A.	600	75,546
SCOR	21,000	53,441
		174,739
Publishing, Broadcasting & Cinema 0.5%		
M6 Metropole Television	2,000	59,433
PagesJaunes S.A.	3,000	84,252
Television Francaise 1	2,000	60,513
		204,198
Real Estate Development 0.5%		
Klepierre	600	74,705
Societe Immobilliere de Location pour l'Industrie et le Commerce (Silic)	400	44,513
Unibail	425	76,606
		195,824
Retail 0.3%		
Pinault-Printemps-Redoute S.A.	800	**96,464**
Soaps & Cosmetics 0.2%		
L'Oreal S.A.	1,050	**92,309**
Software 0.2%		
Dassault Systemes S.A.	1,200	**68,557**
Textiles & Apparel 0.3%		
LVMH Moet Hennessy Louis Vuitton S.A.	1,200	**117,292**
Wholesale 0.2%		
Essilor International S.A.	1,000	**89,047**
		1,644,271

See the accompanying notes to the financial statements.

Laudus Rosenberg Global Long/Short Equity Fund

Security	Number of Shares	Value ($)
Germany 2.0%		
Autos 0.3%		
Porsche AG	100	**95,562**
Banks & Credit Institutions 0.7%		
Commerzbank AG	3,200	127,274
Hypo Real Estate Holding AG	1,200	82,227
IKB Deutsche Industriebank AG	1,500	55,188
		264,689
Consumer Durables 0.1%		
Rational AG	300	**48,769**
Furniture & Household Items 0.0%		
Bijou Brigitte Modische Accessoires AG	55	**15,753**
Insurance 0.1%		
MLP AG *	2,000	**48,790**
Metal Products & Machinery 0.1%		
Solarworld AG	210	**55,077**
Miscellaneous Finance 0.1%		
Deutsche Boerse AG	200	**28,763**
Retail 0.0%		
Fielmann AG	200	**17,210**
Soaps & Cosmetics 0.1%		
Henkel KGaA	400	**43,046**
Software 0.2%		
SAP AG	300	**65,042**
Textiles & Apparel 0.3%		
Adidas-Salomon AG	400	**79,014**
Hugo Boss AG	800	34,180
		113,194
		795,895
Italy 2.1%		
Banks & Credit Institutions 0.5%		
Banca Carige S.p.A. Cassa di Risparmio di Genova e Imperia	10,000	**46,270**
Banca Lombarda E Piemontese S.p.A.	4,000	65,758
Banca Popolare di Sondrio Scrl *	1,000	16,090
Mediobanca S.p.A.	3,808	81,504
		209,622
Communications Utilities 0.2%		
Fastweb *	1,200	**61,139**
Furniture & Household Items 0.1%		
Bulgari S.p.A	4,000	**48,022**
Instruments 0.1%		
Luxottica Group S.p.A.	1,200	**33,028**
Insurance 0.7%		
Alleanza Assicurazioni S.p.A.	7,000	83,132
Assicurazioni Generali S.p.A.	3,200	120,221
Mediolanum S.p.A	9,000	71,212
		274,565

Security	Number of Shares	Value ($)
Land & Water Transportation 0.3%		
Autostrade S.p.A.	4,200	**103,746**
Publishing, Broadcasting & Cinema 0.1%		
Telecom Italia Media S.p.A. *	66,000	**35,560**
Textiles & Apparel 0.1%		
Benetton Group S.p.A.	4,000	**59,607**
		825,289
Japan 23.3%		
Agriculture, Food & Beverage 0.4%		
Ito En, Ltd.	1,200	**42,032**
Kikkoman Corp.	3,000	33,785
Meiji Dairies Corp.	5,000	29,216
Yakult Honsha Co.	2,600	62,419
		167,452
Autos 3.4%		
Aisin Seiki	2,100	81,697
Daihatsu Motor Co., Ltd.	4,000	41,118
Denso Corp.	3,600	142,302
Hino Motors	5,000	31,416
Honda Motor Co., Ltd.	2,000	123,444
Isuzu Motors, Ltd.	15,000	55,320
JTEKT Corp.	2,000	39,886
Mazda Motor Corp.	14,000	85,083
NHK Spring Co., Ltd.	4,000	50,611
Nissan Motors Co., Ltd.	11,300	134,223
NTN Corp.	6,000	47,568
Stanley Electric Co., Ltd.	2,200	47,021
Suzuki Motor Corp.	4,900	112,654
Tokai Rika Co., Ltd.	2,000	57,090
Toyoda Gosei Co., Ltd.	1,200	26,316
Toyota Industries Corp.	2,300	94,021
Toyota Motor Corp.	2,600	141,568
		1,311,338
Banks & Credit Institutions 0.7%		
Aeon Credit Service Co., Ltd.	1,700	**51,457**
Credit Saison Co., Ltd.	2,700	149,256
Suruga Bank, Ltd.	3,000	40,533
The Bank of Yokohama, Ltd.	5,000	40,961
		282,207
Basic Minerals & Metals 0.6%		
Sumitomo Metal Industries, Ltd.	41,000	176,060
The Furukawa Electric Co., Ltd.	9,000	74,636
		250,696
Beer, Liquor, & Tobacco 0.4%		
Kirin Brewery Co., Ltd.	10,000	**136,066**
Takara Holdings, Inc.	4,000	24,468
		160,534
Cellular & Wireless 0.1%		
KDDI Corp.	7	**37,387**
Chemicals & Rubber 2.1%		
Bridgestone Corp.	7,000	**145,907**
JSR Corp.	3,400	101,063
Mitsubishi Gas Chemical Co,. Inc.	7,000	85,441
Mitsubishi Rayon Co., Ltd.	6,000	49,108

See the accompanying notes to the financial statements.

Short Positions continued

Security	Number of Shares	Value ($)
Nissan Chemical Industries, Ltd.	4,000	67,847
Shin-Etsu Chemical Co., Ltd.	2,300	124,736
Tokuyama Corp.	4,000	67,807
Toray Industries, Inc.	18,000	147,076
Zeon Corp.	3,000	38,737
		827,722
Communications Utilities 0.3%		
Softbank Corp.	4,300	**125,768**
Construction & Homebuilding 0.6%		
Chiyoda Corp.	3,000	69,931
JGC Corp.	4,000	78,851
Kajima Corp.	15,000	93,614
		242,396
Consumer Durables 1.1%		
Funai Electric Co., Ltd.	300	29,586
NEC Corp.	21,000	147,706
Pioneer Corp.	2,600	41,929
Shimano, Inc.	1,800	54,183
Sony Corp.	3,100	142,812
Victor Company Of Japan, Ltd.	3,000	17,382
		433,598
Drugs & Pharmaceuticals 0.5%		
Chugai Pharmaceutical Co., Ltd.	3,100	56,173
Eisai Co., Ltd.	2,900	126,639
Mochida Pharmaceutical Co., Ltd.	3,000	29,616
		212,428
Electric Utilities 0.0%		
Chubu Electric Power Co., Inc.	200	**5,013**
Financial Investments 0.5%		
JAFCO Co., Ltd.	400	30,211
ORIX Corp.	500	155,295
		185,506
Forest Products & Paper 0.4%		
Oji Paper Co., Ltd.	14,000	85,967
Uni-Charm Corp.	1,500	73,681
		159,648
Furniture & Household Items 0.4%		
Nok Corp.	2,400	64,511
Ushio, Inc.	3,000	71,526
		136,037
Gas & Other Public Utilities 0.3%		
Tokyo Gas Co., Ltd.	23,000	**100,529**
Information & Services 0.4%		
Park24 Co., Ltd.	1,300	44,475
Secom Co., Ltd.	2,500	127,521
		171,996
Instruments 0.6%		
Anritsu Corp.	3,000	18,840
Nikon Corp.	5,000	89,550
Terumo Corp.	2,100	69,001
Yokogawa Electric Corp.	3,000	53,210
		230,601

Security	Number of Shares	Value ($)
IT Hardware 2.5%		
Advantest Corp.	1,200	142,561
Disco Corp.	400	26,302
Hamamatsu Photonics K.K.	1,200	37,129
Hirose Electric Co., Ltd.	100	14,020
Hoya Corp.	3,500	140,936
Keyence Corp.	550	142,793
Murata Manufacturing Co., Ltd.	2,000	135,281
Nidec Sankyo Corp.	3,000	46,683
Nitto Denko Corp.	1,700	144,179
Tokyo Electron, Ltd.	1,800	123,768
Tokyo Seimitsu Co., Ltd.	400	23,806
		977,458
Land & Water Transportation 1.2%		
Central Japan Railway Co.	14	138,088
East Japan Railway Co.	18	133,317
Keihin Electric Express Railway Co., Ltd.	7,000	57,388
Kintetsu Corp.	22,000	85,717
Odakyu Electric Railway Co., Ltd.	11,000	68,130
		482,640
Mainframe & Minicomputers 0.2%		
Casio Computer Co., Ltd.	3,600	**64,031**
Metal Products & Machinery 0.9%		
Daikin Industries Ltd.	3,000	105,007
Nidec Corp.	1,100	89,996
SMC Corp.	600	93,520
Yaskawa Electric Corp.	4,000	45,163
		333,686
Publishing, Broadcasting & Cinema 0.5%		
Dai Nippon Printing Co., Ltd.	8,000	144,733
Tokyo Broadcasting System, Inc.	1,400	37,516
Toppan Forms Co., Ltd.	800	13,354
		195,603
Real Estate Development 0.7%		
Mitsubishi Estate Co., Ltd.	7,000	166,034
Sumitomo Realty & Development Co., Ltd.	4,000	110,731
		276,765
Restaurants, Hotels & Theaters 0.3%		
Nintendo Co., Ltd.	900	**134,397**
Retail 1.5%		
Aeon Co., Ltd.	5,300	128,562
Daimaru, Inc.	4,000	59,035
Don Quijote Co., Ltd.	1,400	105,915
Fast Retailing Co., Ltd.	900	88,074
Hikari Tsushin, Inc.	1,300	90,527
Seven & I Holdings Co., Ltd.	2,000	79,232
Shimamura Co., Ltd.	400	46,474
		597,819
Soaps & Cosmetics 0.6%		
Kao Corp.	5,000	131,555
Shiseido Co., Ltd.	5,000	92,955
		224,510

See the accompanying notes to the financial statements.

Laudus Rosenberg Global Long/Short Equity Fund

Security	Number of Shares	Value ($)
Software 0.7%		
Hitachi Software Engineering Co., Ltd.	500	9,267
Itochu Techno-Science Corp.	700	27,557
OBIC Co., Ltd.	200	42,058
Oracle Corp. Japan	1,000	50,099
Otsuka Corp.	300	35,151
Sumisho Computer Systems Corp.	600	11,871
Trend Micro, Inc.	2,500	87,530
		263,533
Trading Company 1.1%		
Mitsubishi Corp.	5,000	114,004
Mitsui & Co., Ltd.	10,000	144,429
Mitsui Fudosan Co., Ltd.	7,000	160,917
		419,350
Wholesale 0.3%		
MISUMI Group, Inc.	1,000	22,150
Toyota Tsusho Corp.	3,000	81,361
Yamada Denki Co., Ltd.	100	11,567
		115,078
		9,125,726
Netherlands 1.5%		
Agriculture, Food & Beverage 0.4%		
CSM NV	1,500	46,823
Nutreco Holding NV	600	34,852
Royal Numico NV *	1,800	79,540
		161,215
Cellular & Wireless 0.3%		
Koninklijke (Royal) KPN NV	11,000	**123,679**
Financial Investments 0.2%		
Reed Elsevier NV	6,000	**85,827**
Information & Services 0.3%		
SBM Offshore NV	600	60,077
Vedior NV	1,600	31,291
		91,368
IT Hardware 0.2%		
ASML Holding NV *	4,200	**85,484**
Metal Products & Machinery 0.1%		
Aalberts Industries NV	600	44,211
		591,784
Norway 0.6%		
Chemicals & Rubber 0.1%		
Yara International ASA	4,000	**63,412**
Forest Products & Paper 0.2%		
Norske Skogindustrier ASA	4,110	**69,420**
Insurance 0.2%		
Storebrand ASA	6,000	**66,800**
Land & Water Transportation 0.1%		
Wilh Wilhelmsen ASA	1,400	**48,195**
		247,827

Security	Number of Shares	Value ($)
Spain 1.9%		
Agriculture, Food & Beverage 0.1%		
Sos Cuetara SA	1,500	**20,896**
Banks & Credit Institutions 0.4%		
Banco Guipuzcoano SA	1,500	**45,625**
Banco Pastor SA	900	52,306
Bankinter SA	900	62,033
		159,964
Construction & Homebuilding 0.7%		
Abertis Infraestructuras SA	3,600	93,247
Grupo Ferrovial SA	1,200	96,908
Sacyr Vallehermoso SA	2,400	81,606
		271,761
Land & Water Transportation 0.2%		
Cintra Concesiones de Infraestructuras de Transporte SA	5,000	**64,743**
Metal Products & Machinery 0.1%		
ZardoyaOtis SA	1,467	**39,791**
Publishing, Broadcasting & Cinema 0.1%		
Antena 3 De Television SA	2,000	**51,546**
Retail 0.3%		
Industria de Diseno Textil, SA	3,000	**115,797**
		724,498
Sweden 1.1%		
Autos 0.2%		
Scania AB, Class B	2,100	**91,219**
Banks & Credit Institutions 0.3%		
Svenska Handelsbanken AB, Class A	4,000	**111,071**
Communications Utilities 0.1%		
Eniro AB	4,000	**46,202**
Forest Products & Paper 0.1%		
Holmen AB	1,200	**50,650**
Health Care & Hospital 0.1%		
Gambro AB, Class A	4,000	**47,790**
Metal Products & Machinery 0.3%		
Sandvik AB	1,600	**94,497**
		441,429
Switzerland 0.5%		
Instruments 0.4%		
Nobel Biocare Holding AG	270	**60,161**
Phonak Holding AG	600	34,162
Straumann Holding AG	210	47,865
		142,188
Metal Products & Machinery 0.1%		
Geberit AG	60	**57,317**
		199,505

See the accompanying notes to the financial statements.

Laudus Rosenberg Global Long/Short Equity Fund

Short Positions continued

Security	Number of Shares	Value ($)
United Kingdom 5.7%		
Agriculture, Food & Beverage 0.3%		
Cadbury Schweppes plc	11,700	**115,963**
Autos 0.2%		
Tomkins plc	10,000	**58,220**
Banks & Credit Institutions 0.4%		
Intermediate Capital Group plc	1,500	37,075
Standard Chartered plc	4,400	109,286
		146,361
Beer, Liquor, & Tobacco 0.3%		
Diageo plc	7,800	**122,719**
Chemicals & Rubber 0.1%		
Imperial Chemical Industries plc	4,000	**23,999**
Commercial Aircraft & Components 0.0%		
Meggitt plc	2,000	**12,071**
Communications Utilities 0.6%		
British Sky Broadcasting Group plc	8,000	74,878
BT Group plc	30,000	115,649
Cable & Wireless plc	30,000	56,870
		247,397
Electric Utilities 0.4%		
National Grid plc	6,300	62,523
Scottish Southern Energy plc	4,500	88,259
		150,782
Financial Investments 0.2%		
Reed Elsevier plc	10,000	**95,729**
Forest Products & Paper 0.1%		
Bunzl plc	4,500	**53,281**
Information & Services 0.4%		
Capita Group plc	7,000	55,770
Intertek Group plc	2,100	29,956
Michael Page Group plc	6,000	35,472
Taylor Nelson Sofres plc	6,000	26,279
		147,477
Instruments 0.2%		
Smith & Nephew plc	9,000	**79,714**
Insurance 0.1%		
St James's Place Capital plc	6,000	**34,179**
IT Hardware 0.1%		
ARM Holdings plc	20,000	**46,116**
Land & Water Transportation 0.1%		
Associated British Ports Holdings plc	4,500	**56,327**
Metal Products & Machinery 0.1%		
Rexam plc	6,000	**57,955**
Oil & Coal Resources 0.2%		
Cairn Energy plc *	1,800	**66,340**
Publishing, Broadcasting & Cinema 0.4%		
Daily Mail & General Trust, Class A	4,000	48,142
Emap plc	2,800	42,722
EMI Group plc	10,000	43,821
Informa plc	4,800	39,966
		174,651
Real Estate Development 0.1%		
Quintain Estates & Development plc	2,400	**28,262**
Restaurants, Hotels & Theaters 0.1%		
Rank Group plc	6,000	23,441
Sportingbet plc	4,250	27,690
		51,131
Retail 0.6%		
Burberry Group plc	6,000	48,212
Kingfisher plc	18,000	74,765
Signet Group plc	24,000	45,526
Travis Perkins plc	1,600	46,334
		214,837
Soaps & Cosmetics 0.3%		
Reckitt Benckiser plc	3,300	**115,827**
Software 0.2%		
CSR plc *	2,000	41,527
Misys plc	8,000	31,105
		72,632
Wholesale 0.2%		
Brambles Industries plc	2,000	14,946
Electrocomponents plc	6,000	29,096
Premier Farnell plc	6,000	22,204
		66,246
		2,238,216
United States 45.1%		
Agriculture, Food & Beverage 1.2%		
Bunge, Ltd.	1,300	72,423
Rocky Mountain Chocolate Factory, Inc.	300	4,737
Sara Lee Corp.	5,600	100,128
The Hershey Co.	1,500	78,345
Wm. Wrigley Jr. Co.	3,100	198,400
		454,033
Airlines 0.2%		
Frontier Airlines Holdings, Inc. *	1,000	7,700
Hawaiian Holdings, Inc. *	1,200	6,252
JetBlue Airways Corp. *	3,100	33,232
Southwest Airlines Co.	2,400	43,176
		90,360
Autos 0.2%		
General Motors Corp.	1,500	31,905
Gentex Corp.	900	15,714
Lear Corp. *	200	3,546
Visteon Corp. *	2,900	13,340
		64,505

See the accompanying notes to the financial statements.

Laudus Rosenberg Global Long/Short Equity Fund

Security	Number of Shares	Value ($)
Banks & Credit Institutions 2.3%		
American Express Co.	2,400	126,120
Cash Systems, Inc. *	500	3,476
Commerce Bancorp, Inc.	1,800	65,970
E*TRADE Financial Corp. *	1,400	37,772
East West Bancorp, Inc.	1,100	42,405
Fifth Third Bancorp	3,900	153,504
Ford Motor Co.	13,047	103,854
Freddie Mac	2,800	170,800
Investors Financial Services Corp.	1,016	47,620
Pennsylvania Commerce Bancorp, Inc. *	300	9,045
Popular, Inc.	3,000	62,280
UCBH Holdings, Inc.	900	17,028
Washington Mutual, Inc.	1,799	76,673
		916,547
Basic Minerals & Metals 0.4%		
AK Steel Holding Corp. *	2,500	37,500
Alcoa, Inc.	2,100	64,176
United States Steel Corp.	1,200	72,816
Wolverine Tube, Inc. *	400	1,608
		176,100
Beer, Liquor, & Tobacco 0.4%		
Anheuser-Busch Cos., Inc.	3,850	**164,664**
Biotechnology 0.9%		
Affymetrix, Inc. *	1,200	39,516
Applera Corp. — Celera Genomics Group *	1,900	22,211
ArQule, Inc. *	212	1,217
CuraGen Corp. *	900	4,509
Diversa Corp. *	1,000	9,110
Dyax Corp. *	761	4,414
Dynavax Technologies Corp. *	700	4,221
Encysive Pharmaceuticals, Inc. *	1,400	6,846
Human Genome Sciences, Inc. *	2,800	30,436
ImClone Systems, Inc. *	1,400	47,628
Incyte Corp. *	2,120	12,762
Millennium Pharmaceuticals, Inc. *	4,700	47,517
Myriad Genetics, Inc. *	800	20,872
Noven Pharmaceuticals, Inc. *	700	12,607
Onyx Pharmaceuticals, Inc. *	900	23,634
OSI Pharmaceuticals, Inc. *	1,100	35,310
Seattle Genetics, Inc. *	960	4,954
Telik, Inc. *	1,100	21,296
ViaCell, Inc. *	1,100	6,061
		355,121
Cellular & Wireless 0.1%		
Centennial Communications Corp. *	2,700	**19,791**
Chemicals & Rubber 0.4%		
Cabot Microelectronics Corp. *	600	22,260
Chemtura Corp.	4,300	50,654
Praxair, Inc.	900	49,635
W.R. Grace & Co. *	1,600	21,280
		143,829
Communications Utilities 1.2%		
IDT Corp. *	2,000	21,900
Liberty Global, Inc., Class A *	2,400	49,128

Security	Number of Shares	Value ($)
LodgeNet Entertainment Corp. *	500	7,790
Mediacom Communications Corp., Class A *	3,100	17,825
Qwest Communications International, Inc. *	15,200	103,360
VeriSign, Inc. *	300	7,197
Verizon Communications, Inc.	1,610	54,836
Yahoo! Inc. *	6,100	196,786
		458,822
Construction & Homebuilding 0.1%		
Dycom Industries, Inc. *	1,000	**21,250**
Construction Materials 0.1%		
Jarden Corp. *	600	19,710
Rock of Ages Corp. *	300	1,494
		21,204
Consumer Durables 0.2%		
Fleetwood Enterprises, Inc. *	1,000	11,170
Harman International Industries, Inc.	500	55,565
		66,735
Drugs & Pharmaceuticals 1.6%		
Cytokinetics, Inc. *	800	5,832
Dendreon Corp. *	1,400	6,594
Diagnostic Products Corp.	700	33,341
DOV Pharmaceutical, Inc. *	600	9,588
DUSA Pharmaceuticals, Inc. *	400	2,824
Eli Lilly & Co.	2,600	143,780
Enzon Pharmaceuticals, Inc. *	1,200	9,720
EPIX Pharmaceuticals, Inc. *	500	1,750
Forest Laboratories, Inc. *	5,200	232,076
ImmunoGen, Inc. *	1,100	4,774
Inspire Pharmaceuticals, Inc. *	1,200	6,276
MGI Pharma, Inc. *	1,600	28,000
Nektar Therapeutics *	32	652
Neose Technologies, Inc. *	400	1,084
Neurogen Corp. *	900	5,571
NPS Pharmacuticals, Inc. *	1,300	11,102
OrthoLogic Corp. *	900	1,980
Par Pharmaceutical Cos, Inc. *	900	25,362
Pharmacyclics, Inc. *	400	1,840
Sepracor, Inc. *	600	29,286
Sigma-Aldrich Corp.	800	52,632
The Medicines Co. *	500	10,285
		624,349
Electric Utilities 1.8%		
Dominion Resources, Inc.	2,700	186,381
Exelon Corp.	100	5,290
Reliant Energy, Inc. *	4,750	50,255
TECO Energy, Inc.	3,200	51,584
The AES Corp. *	12,000	204,720
The Southern Co.	5,783	189,509
		687,739
Financial Investments 0.2%		
Digital Theater Systems, Inc. *	400	7,864
Marlin Business Services, Inc. *	400	8,840
Marvel Entertainment, Inc. *	2,200	44,264
		60,968

See the accompanying notes to the financial statements.

Laudus Rosenberg Global Long/Short Equity Fund

Short Positions continued

Security	Number of Shares	Value ($)
Forest Products & Paper 1.1%		
3M Co.	1,400	105,966
International Paper Co.	1,900	65,683
Neenah Paper, Inc.	400	13,100
Playtex Products, Inc. *	1,700	17,799
Sealed Air Corp.	1,000	57,870
Smurfit-Stone Container Corp. *	3,900	52,923
Weyerhaeuser Co.	1,800	130,374
		443,715
Furniture & Household Items 0.6%		
International Game Technology	4,000	140,880
Jacuzzi Brands, Inc. *	1,900	18,677
Newell Rubbermaid, Inc.	2,600	65,494
Russ Berrie & Co., Inc.	600	9,120
Virco Manufacturing Corp. *	400	2,100
		236,271
Gas & Other Public Utilities 0.9%		
El Paso Corp.	13,100	157,855
The Williams Cos., Inc.	5,300	113,367
Waste Management, Inc.	2,100	74,130
		345,352
Government Aircraft & Defense 0.0%		
Innovative Solutions & Support, Inc. *	100	**1,300**
Health Care & Hospital 1.1%		
Apria Healthcare Group, Inc. *	1,100	25,278
Array BioPharma, Inc. *	1,000	9,140
Enzo Biochem, Inc. *	900	12,150
HCA, Inc.	2,600	119,054
Laboratory Corp. of America Holdings *	1,300	76,024
Quest Diagnostics	1,900	97,470
Tenet Healthcare Corp. *	10,200	75,276
VistaCare, Inc., Class A *	500	7,750
		422,142
Information & Services 1.6%		
Accenture Ltd.	4,500	135,315
Apollo Group, Inc., Class A *	1,400	73,514
Career Education Corp. *	500	18,865
Charles River Laboratories, Inc. *	900	44,118
Corinthian Colleges, Inc. *	2,000	28,800
Heidrick & Struggles International, Inc. *	500	18,140
Hewitt Associates, Inc., Class A *	800	23,792
iPayment Holdings, Inc. *	500	21,425
Korn/Ferry International *	1,100	22,429
Learning Tree International, Inc. *	500	6,060
Midas, Inc. *	500	10,935
NetRatings, Inc. *	1,000	13,250
Paychex, Inc.	1,500	62,490
Robert Half International, Inc.	1,700	65,637
Total System Services, Inc.	1,200	23,904
Viad Corp.	1,500	51,420
		620,094
Instruments 2.0%		
Align Technology, Inc. *	900	8,253
Biomet, Inc.	2,400	85,248
Biosite, Inc. *	500	25,965
C.R. Bard, Inc.	1,000	67,810
Cytyc Corp. *	1,800	50,724
Danaher Corp.	1,000	63,550
I-Flow Corp. *	600	7,992
II-VI, Inc. *	300	5,427
Ixia *	1,700	24,242
Medtronic, Inc.	1,100	55,825
North American Scientific, Inc. *	300	705
Regeneration Technologies, Inc. *	800	6,248
St. Jude Medical, Inc. *	2,900	118,900
Waters Corp. *	400	17,260
Zimmer Holdings, Inc. *	3,500	236,600
		774,749
Insurance 1.3%		
Aspen Insurance Holdings Ltd.	1,500	36,990
CorVel Corp. *	93	2,048
IPC Holdings Ltd.	300	8,415
Marsh & McLennan Cos., Inc.	1,200	35,232
Progressive Gaming International Corp. *	700	6,699
The Progressive Corp.	2,200	229,372
White Mountains Insurance Group Ltd.	200	118,900
Willis Group Holdings Ltd.	1,500	51,390
XL Capital Ltd., Class A	500	32,055
		521,101
IT Hardware 3.8%		
Agere Systems, Inc. *	3,000	45,120
Altera Corp. *	6,900	142,416
Analog Devices, Inc.	600	22,974
Applied Materials, Inc.	8,230	144,107
Avaya, Inc. *	1,040	11,752
C&D Technologies, Inc.	700	6,468
Comtech Telecommunications Corp. *	600	17,502
Comverse Technology, Inc. *	2,000	47,060
DDi Corp. *	100	804
Intel Corp.	13,600	263,160
International DisplayWorks, Inc. *	800	5,240
Intervoice, Inc. *	1,100	9,471
Juniper Networks, Inc. *	4,500	86,040
KLA-Tencor Corp.	3,900	188,604
Lattice Semiconductor Corp. *	2,000	13,320
Leadis Technology, Inc. *	600	3,408
Linear Technology Corp.	4,300	150,844
Maxim Integrated Products, Inc.	4,300	159,745
Microchip Technology, Inc.	1,810	65,703
Novatel Wireless, Inc. *	700	6,265
QLogic Corp. *	1,000	19,350
Silicon Image, Inc. *	2,000	20,620
Stoneridge, Inc. *	700	3,808
Synaptics, Inc. *	700	15,393
Vyyo, Inc. *	400	2,904
Xilinx, Inc.	2,000	50,920
		1,502,998

See the accompanying notes to the financial statements.

Laudus Rosenberg Global Long/Short Equity Fund

Security	Number of Shares	Value ($)
Land & Water Transportation 0.6%		
Heartland Express, Inc.	1,600	34,864
Royal Caribbean Cruises, Ltd.	800	33,616
Trailer Bridge, Inc. *	400	3,738
United Parcel Service, Inc., Class B	2,300	182,574
		254,792
Metal Products & Machinery 2.0%		
Actuant Corp., Class A	600	36,732
Ball Corp.	1,100	48,213
General Electric Co.	11,200	389,536
Global Power Equipment Group, Inc. *	1,200	4,620
GrafTech International, Ltd. *	2,000	12,200
Illinois Tool Works, Inc.	1,900	182,989
ITT Industries, Inc.	900	50,598
Littelfuse, Inc. *	400	13,652
Ultralife Batteries, Inc. *	400	5,140
Zebra Technologies Corp., Class A *	1,200	53,664
		797,344
Miscellaneous Finance 0.4%		
CKX, Inc. *	1,900	24,833
eSPEED, Inc., Class A *	1,300	10,361
First Albany Companies, Inc. *	500	2,815
The Bear Stearns Co., Inc.	1,000	138,700
		176,709
Oil & Coal Resources 0.4%		
Bill Barrett Corp. *	1,000	32,590
Double Eagle Petroleum Co. *	300	5,511
FX Energy, Inc. *	900	4,707
Massey Energy Co.	1,400	50,498
Petroleum Development Corp. *	500	22,680
The Houston Exploration Co. *	700	36,890
		152,876
Oil Distribution 0.1%		
Cheniere Energy, Inc. *	590	23,936
World Fuel Services Corp.	700	28,308
		52,244
Photo-optical, Micros & Office Machinery 1.2%		
Eastman Kodak Co.	5,200	147,888
Lexmark International, Inc., Class A *	1,500	68,070
Metrologic Instruments, Inc. *	600	13,878
NCR Corp. *	800	33,432
Network Appliance, Inc. *	6,200	223,386
X-Rite, Inc.	70	930
		487,584
Publishing, Broadcasting & Cinema 2.2%		
Clear Channel Communications, Inc. *	4,600	133,446
Dow Jones & Co., Inc.	400	15,720
Interpublic Group of Cos., Inc. *	5,100	48,756
Omnicom Group, Inc.	1,100	91,575
R.H. Donnelley Corp. *	700	40,761

Security	Number of Shares	Value ($)
Sirius Satellite Radio, Inc. *	12,800	65,024
Spanish Broadcasting System, Class A *	1,400	7,742
The E.W. Scripps Co., Class A	1,500	67,065
The McGraw-Hill Cos., Inc.	2,880	165,946
The New York Times Co., Class A	1,100	27,841
Washington Post, Class B	120	93,210
XM Satellite Radio Holdings, Inc., Class A *	3,900	86,853
Young Broadcasting, Inc., Class A *	400	1,360
		845,299
Real Estate Development 0.2%		
Florida East Coast Industries, Class A	700	37,730
Stewart Enterprises, Inc., Class A	2,800	15,988
Thomas Properties Group, Inc.	900	12,249
Wilshire Enterprises, Inc. *	300	2,535
		68,502
Real Estate Investment Trusts 1.7%		
AvalonBay Communities, Inc.	700	76,370
Boston Properties, Inc.	1,200	111,900
Equity Residential	1,340	62,699
Kimco Realty Corp.	1,800	73,152
Plum Creek Timber Co., Inc.	2,000	73,860
ProLogis	2,100	112,350
Simon Property Group, Inc.	1,700	143,038
		653,369
Restaurants, Hotels & Theaters 1.6%		
Buca, Inc. *	600	3,042
CKE Restaurants, Inc.	1,400	24,360
Hilton Hotels Corp.	3,500	89,110
Las Vegas Sands Corp. *	2,900	164,314
MGM Mirage *	2,700	116,343
Nevada Gold & Casinos, Inc. *	300	2,817
Ruby Tuesday, Inc.	800	25,664
Starbucks Corp. *	5,400	203,256
		628,906
Retail 4.4%		
99 Cents Only Stores *	400	5,424
Amazon.com, Inc. *	6,500	237,315
Bed, Bath & Beyond, Inc. *	2,600	99,840
CarMax, Inc. *	1,600	52,288
Costco Wholesale Corp.	2,900	157,064
eBay, Inc. *	8,700	339,822
Finlay Enterprises, Inc. *	300	3,078
Kohl's Corp. *	200	10,602
PETCO Animal Supplies, Inc. *	900	21,213
The Kroger Co.	6,400	130,304
The TJX Cos., Inc.	2,000	49,640
Tiffany & Co.	3,000	112,620
Wal-Mart Stores, Inc.	8,900	420,436
Whole Foods Market, Inc.	1,490	98,996
		1,738,642

See the accompanying notes to the financial statements.

Laudus Rosenberg Global Long/Short Equity Fund

Short Positions continued

Security	Number of Shares	Value ($)
Soaps & Cosmetics 1.1%		
Avon Products, Inc.	4,030	125,615
Chattem, Inc. *	600	22,590
Church & Dwight Co., Inc.	1,100	40,612
Clorox Co.	1,400	83,790
Ecolab, Inc.	1,700	64,940
Procter & Gamble Co.	1,930	111,207
		448,754
Software 3.7%		
ActivIdentity Corp. *	800	3,352
Activision, Inc. *	4,200	57,918
Adobe Systems, Inc. *	4,200	146,664
Altiris, Inc. *	500	11,005
Amdocs Ltd. *	1,900	68,514
Autobytel, Inc. *	800	3,856
Automatic Data Processing, Inc.	4,200	191,856
Borland Software Corp. *	2,100	11,340
CoStar Group, Inc. *	500	25,945
Dendrite International, Inc. *	1,100	15,015
DocuCorp International, Inc. *	300	2,478
Electronic Arts, Inc. *	2,500	136,800
Innotrac Corp. *	300	1,167
Intergraph Corp. *	614	25,579
Kronos, Inc. *	600	22,434
Microsoft Corp.	13,690	372,505
NAVTEQ Corp. *	1,100	55,715
Oracle Corp. *	9,400	128,686
Packeteer, Inc. *	900	10,440
Phoenix Technologies, Ltd. *	700	4,746
Seachange International, Inc. *	700	5,439
Symantec Corp. *	3,900	65,637
TIBCO Software, Inc. *	3,600	30,096
Unisys Corp. *	5,800	39,962
		1,437,149
Textiles & Apparel 0.5%		
Cintas Corp.	3,100	132,122
K-Swiss, Inc., Class A	900	27,126
Nike, Inc., Class B	500	42,550
		201,798
Wholesale 1.3%		
AmerisourceBergen Corp.	200	9,654
Cardinal Health, Inc.	1,700	126,684
Fisher Scientific International, Inc. *	500	34,025
NuCo2, Inc. *	50	1,587
Patterson Cos., Inc. *	2,700	95,040
Strategic Distribution, Inc. *	96	865
Sysco Corp.	5,800	185,890
United Natural Foods, Inc. *	900	31,473
Ventiv Health, Inc. *	700	23,254
		508,472
		17,646,179
Total Short Sales (Proceeds $32,940,668) – 91.5%		**35,814,949**

End of short sale positions.

* Non-income producing security.

See the accompanying notes to the financial statements.

Laudus Rosenberg Value Long/Short Equity Fund (a)

Portfolio Holdings as of March 31, 2006

Holdings by Category		Cost ($)	Value ($)
94.4%	**Common Stock**	189,778,958	238,030,095
—%	**Rights**	0	0
5.4%	**Short-term Investment**	13,646,174	13,646,174
99.8%	**Total Investments**	**203,425,132**	**251,676,269**
(93.3)%	**Short Sales**	(221,138,380)	(235,322,163)
93.2%	**Deposits with broker and custodian bank for securities sold short**	235,113,477	235,113,477
0.3%	**Other Assets and Liabilities**		822,468
100.0%	**Net Assets**		**252,290,051**

Security	Number of Shares	Value ($)
Common Stock 94.4% of net assets		
Agriculture, Food & Beverage 1.9%		
American Italian Pasta Co., Class A	14,500	90,770
Cagle's, Inc., Class A *	540	3,769
Diedrich Coffee, Inc. *	100	465
Flowers Foods, Inc.	13,755	408,523
Hansen Natural Corp. *	2,208	278,318
J & J Snack Foods Corp.	3,800	127,642
Kraft Foods, Inc., Class A	29,920	906,875
Lance, Inc.	11,591	260,798
National Beverage Corp. *	6,800	78,676
Penford Corp.	1,036	16,659
PepsiAmericas, Inc.	30,180	737,901
Seaboard Corp.	300	478,200
Seneca Foods Corp., Class B *	3,200	63,760
Tasty Baking Co.	6,850	54,800
The Andersons, Inc.	4,578	358,137
The Hain Celestial Group, Inc. *	11,752	307,785
The Pepsi Bottling Group, Inc.	17,245	524,076
		4,697,154
Airlines 1.1%		
Air Methods Corp. *	1,130	33,380
AirNet Systems, Inc. *	8,100	28,269
Alaska Air Group, Inc. *	18,460	654,407
Macquaire Infrastructure Co. Trust	10,240	332,800
Mesa Air Group, Inc. *	70	801
PHI, Inc. *	3,100	113,832
Republic Airways Holdings, Inc. *	11,634	172,299
SkyWest, Inc.	44,300	1,296,661
		2,632,449
Autos 2.0%		
Aftermarket Technology Corp. *	5,132	116,035
Autoliv, Inc.	28,930	1,636,859
Oshkosh Truck Corp.	35,500	2,209,520
R&B, Inc. *	1,972	20,213
Sequa Corp., Class A *	1,840	179,952
Spartan Motors, Inc.	4,304	49,496
Strattec Security Corp. *	500	18,645
Supreme Industries, Inc., Class A	2,300	17,089
Sypris Solutions, Inc.	7,410	69,876
TRW Automotive Holdings Corp. *	29,855	695,622
		5,013,307
Banks & Credit Institutions 3.6%		
1st Independence Financial Group, Inc.	60	1,083
Accredited Home Lenders Holding Co. *	11,897	608,888
Advanta Corp., Class A	18,352	625,620
Ameriana Bancorp	299	3,887
American National Bankshares, Inc.	4,800	112,752
Ameris Bancorp	2,447	56,917
Berkshire Bancorp, Inc.	5,700	94,677
Berkshire Hills Bancorp, Inc.	1,668	58,280
Beverly Hills Bancorp, Inc.	6,210	65,826
BOE Financial Services of Virginia, Inc.	455	15,711
Britton & Koontz Capital Corp.	200	4,626
Brunswick Bancorp *	120	1,548
Capital Crossing Bank *	200	6,372
Capitol Bancorp Ltd.	2,000	93,500
Cardinal Financial Corp.	15,820	214,045
Carver Bancorp, Inc.	200	3,401
Central Bancorp, Inc.	450	12,960
Centrue Financial Corp. *	200	5,152
CFS Bancorp, Inc.	905	13,557
Citizens First Bancorp, Inc.	200	5,652
Codorus Valley Bancorp, Inc.	2,322	47,601
Community Bank Shares of Indiana, Inc.	2,209	50,940
Community Capital Corp.	480	11,515
Community Financial Corp.	1,800	39,960
Community Shores Bank Corp. *	10	119
Community West Bancshares	808	11,417
CompuCredit Corp. *	10,040	369,572
Consumer Portfolio Services, Inc. *	1,100	8,998
Corus Bankshares, Inc.	12,174	723,623
Cowlitz Bancorp *	100	1,372
Delta Financial Corp.	7,260	69,333
Dollar Financial Corp. *	13,127	233,398
Electronic Clearing House, Inc. *	5,380	68,595
Federal Agricultural Mortgage Corp., Class C	6,730	197,997
Fidelity Southern Corp.	510	9,078
Financial Institutions, Inc.	3,572	67,475
First Bancshares, Inc.	200	3,440
First BancTrust Corp.	400	4,770
First Capital, Inc.	1,384	28,580
First Citizens BancShares, Inc., Class A	500	96,500
First Defiance Financial Corp.	1,268	33,399
First Federal Bancshares of Arkansas, Inc.	40	1,030
First Federal Bancshares, Inc.	600	10,956
First Federal Bankshares, Inc.	100	2,260
First Financial Holdings, Inc.	400	12,680
First Financial Service Corp.	100	2,999
First Keystone Finl, Inc.	600	11,673

See the accompanying notes to the financial statements.

Laudus Rosenberg Value Long/Short Equity Fund (a)

Portfolio Holdings continued

Security	Number of Shares	Value ($)
First M&F Corp.	21	731
First Mariner Bancorp, Inc. *	2,181	41,832
First Merchants Corp.	211	5,596
First National Lincoln Corp.	3,124	54,904
First Place Financial Corp.	3,045	75,516
First United Corp.	2,375	54,221
First West Virginia Bancorp, Inc.	10	191
FirstFed Financial Corp. *	11,070	662,097
FMS Financial Corp.	10	188
FNB Corp. of North Carolina	4,730	96,587
FNB Corp. of Virginia	100	3,398
Franklin Bank Corp. *	14,614	281,027
Guaranty Federal Bancshares, Inc.	10	303
Habersham Bancorp	1,250	28,750
Heartland Financial USA, Inc.	120	2,832
HF Financial Corp.	700	13,174
Hopfed Bancorp, Inc.	60	959
Horizon Bancorp	2,800	84,700
Integra Bank Corp.	624	14,265
Intervest Bancshares Corp. *	2,930	105,890
ITLA Capital Corp.	4,600	221,812
Lakeland Financial Corp.	100	4,675
Leesport Financial Corp.	4,250	110,415
Lincoln Bancorp	8	150
LSB Financial Corp.	1,433	40,840
MASSBANK Corp.	400	13,156
Meta Financial Group, Inc.	1,100	25,113
MFB Corp.	600	18,030
MidWestOne Financial Group, Inc.	3,100	61,380
NBC Capital Corp.	4,230	96,994
NewMil Bancorp, Inc.	100	2,965
North Central Bancshares, Inc.	1,867	73,784
North Valley Bancorp	2,800	50,288
Northrim BanCorp, Inc.	1,000	24,000
Northway Financial, Inc.	400	15,296
OceanFirst Financial Corp.	1,100	26,950
Pacific Premier Bancorp, Inc. *	400	4,692
Pamrapo Bancorp, Inc.	100	2,080
Pinnacle Bancshares, Inc.	100	1,450
Provident Financial Holdings, Inc.	2,799	91,247
PSB Bancorp, Inc. *	3,800	47,386
Renasant Corp.	249	9,198
Republic First Bancorp, Inc. *	4,969	72,945
River Valley Bancorp	393	7,381
Simmons First National Corp., Class A	1,824	54,282
South Street Financial Corp.	100	940
TD Banknorth, Inc.	45,550	1,336,892
TF Financial Corp.	2,400	72,000
Tower Financial Corp.	300	5,107
Union Financial Bancshares, Inc.	50	862
UnionBanCal Corp.	4,100	287,656
Unionbancorp, Inc.	1,390	29,190
United Bancorp, Inc., Ohio	445	4,895
United Bancshares, Inc.	10	164
United Community Financial Corp.	4,173	50,577
United Financial Corp.	500	11,250
United Security Bancshares, Inc.	4,819	129,101
Unity Bancorp, Inc.	2,581	41,425
Wainwright Bank & Trust Co.	4,611	47,954
Washington Savings Bank, F.S.B. *	6,200	51,770
Whitney Holding Corp.	2,216	78,579
WSFS Financial Corp.	4,300	270,169
		9,145,935
Basic Minerals & Metals 5.0%		
A.M. Castle & Co.	2,870	84,665
Aleris International, Inc. *	15,180	729,703
Allegheny Technologies, Inc.	51,560	3,154,441
Commercial Metals Co.	15,730	841,398
CommScope, Inc. *	34,470	984,118
Freeport-McMoran Copper & Gold, Inc., Class B	8,490	507,447
Gibraltar Industries, Inc.	200	5,892
L.B. Foster Co., Class A *	100	1,943
Maverick Tube Corp. *	2,280	120,817
Mueller Industries, Inc.	9,137	326,100
NS Group, Inc. *	12,190	561,106
Olympic Steel, Inc.	5,500	165,990
Phelps Dodge Corp.	11,830	952,670
Precision Castparts Corp.	16,293	967,804
Ryerson Tull, Inc.	13,000	347,880
Southern Copper Corp.	14,870	1,256,218
Superior Essex, Inc. *	3,857	98,122
Synalloy Corp. *	2,600	38,974
Titanium Metals Corp. *	820	39,811
Universal Stainless & Alloy Products, Inc. *	1,399	35,954
Walter Industries, Inc.	20,360	1,356,383
		12,577,436
Beer, Liquor, & Tobacco 0.1%		
MGP Ingredients, Inc.	12,380	**200,556**
Biotechnology 0.7%		
Digene Corp. *	12,800	500,480
Harvard Bioscience, Inc. *	26,500	116,335
Invitrogen Corp. *	1,010	70,831
MedImmune, Inc. *	31,241	1,142,796
		1,830,442
Cellular & Wireless 0.0%		
Telephone & Data Systems, Inc.	2,000	**78,880**
Chemicals & Rubber 1.3%		
A. Schulman, Inc.	13,817	341,971
American Pacific Corp. *	600	5,508
Arch Chemicals, Inc.	9,660	293,664
Bairnco Corp.	3,100	33,139
FMC Corp.	8,110	502,658
H.B. Fuller Co.	300	15,402
ICO, Inc. *	3,340	16,700
Innospec, Inc.	10,400	266,552
LESCO, Inc. *	20	342
NewMarket Corp.	4,910	233,667
PolyOne Corp. *	62,160	579,331
Stepan Co.	1,700	50,235
The Scotts Miracle-Gro Co., Class A	12,190	557,814
Westlake Chemical Corp.	9,700	335,135
		3,232,118

See the accompanying notes to the financial statements.

Laudus Rosenberg Value Long/Short Equity Fund (a)

Security	Number of Shares	Value ($)
Commercial Aircraft & Components 0.4%		
BE Aerospace, Inc. *	32,290	811,125
Ladish Co., Inc. *	3,000	86,910
		898,035
Communications Utilities 0.8%		
A.D.A.M., Inc. *	7,046	49,674
Atlantic Tele-Network, Inc.	2,900	165,300
CT Communications, Inc.	14,797	201,091
D&E Communications, Inc.	9,179	103,172
Discovery Holding Co., Class A *	710	10,650
Earthlink, Inc. *	20,840	199,022
General Communication, Inc., Class A *	29,937	361,938
Gilat Satellite Networks Ltd. *	19,041	112,723
Golden Telecom, Inc.	3,472	104,334
Hector Communications Corp.	2,100	62,370
Playboy Enterprises, Inc., Class A *	21,500	271,760
SumTotal Systems, Inc. *	17,400	87,870
The Knot, Inc. *	460	8,326
Vignette Corp. *	21,775	321,181
		2,059,411
Construction & Homebuilding 2.4%		
Beazer Homes USA, Inc.	28,700	1,885,590
Brookfield Homes Corp.	2,380	123,427
California Coastal Communities, Inc. *	590	21,889
Champion Enterprises, Inc. *	1,040	15,558
Comfort Systems USA, Inc.	4,500	60,750
Comstock Homebuilding Cos., Inc., Class A *	300	3,303
Insituform Technologies, Inc., Class A *	19,100	508,060
Lennar Corp., Class A	35,645	2,152,245
M.D.C. Holdings, Inc.	7,136	458,916
MasTec, Inc. *	24,510	347,307
Meadow Valley Corp. *	3,380	41,675
Palm Harbor Homes, Inc. *	8,200	175,726
Perini Corp. *	960	29,155
Skyline Corp.	600	24,828
Technical Olympic USA, Inc.	270	5,495
The Ryland Group, Inc.	2,780	192,932
		6,046,856
Construction Materials 1.1%		
Ameron International Corp.	1,500	109,845
Continental Materials Corp. *	800	23,240
Eagle Materials, Inc.	35,100	2,237,976
Oil-Dri Corp. of America	870	17,400
Rock of Ages Corp. *	6,600	32,868
U.S. Concrete, Inc. *	10,200	147,492
Vulcan Materials Co.	1,000	86,650
		2,655,471
Consumer Durables 0.1%		
Thor Industries, Inc.	3,700	197,432
Universal Electronics, Inc. *	3,009	53,259
		250,691

Security	Number of Shares	Value ($)
Drugs & Pharmaceuticals 2.6%		
Alpharma, Inc., Class A	27,980	750,424
Celgene Corp. *	73,438	3,247,428
Dade Behring Holdings, Inc.	3,935	140,519
E-Z-EM, Inc. *	3,300	73,887
Endo Pharmaceutical Holdings, Inc. *	36,349	1,192,611
First Horizon Pharmaceutical Corp. *	610	15,378
Geopharma, Inc. *	7,800	33,874
Matrixx Initiatives, Inc. *	8,100	188,730
Metabasis Therapeutics, Inc. *	15,700	142,713
Natural Alternative International, Inc. *	210	1,709
Nature's Sunshine Products, Inc.	6,850	85,625
Schiff Nutrition International, Inc. *	3,400	20,332
United Therapeutics Corp. *	7,562	501,209
United-Guardian, Inc.	100	980
ViroPharma, Inc. *	19,627	249,263
		6,644,682
Electric Utilities 1.8%		
Alliant Energy Corp.	63,500	1,998,345
CH Energy Group, Inc.	700	33,600
DTE Energy Co.	25,800	1,034,322
Duquesne Light Holdings, Inc.	13,210	217,965
Florida Public Utilites Co.	1,800	25,470
Green Mountain Power Corp.	1,600	46,224
UIL Holdings Corp.	710	37,169
Unitil Corp.	1,000	26,110
Westar Energy, Inc.	32,570	677,782
Xcel Energy, Inc.	18,230	330,874
		4,427,861
Financial Investments 0.5%		
California First National Bancorp	3,243	46,894
Electro Rent Corp. *	4,794	81,498
ePlus, Inc. *	4,289	61,032
First Niles Financial, Inc.	99	1,554
InterDigital Communications Corp. *	17,490	428,855
Jackson Hewitt Tax Service, Inc.	3,260	102,951
MCG Capital Corp.	16,606	234,311
PICO Holdings, Inc. *	2,950	97,025
The Enstar Group, Inc. *	250	22,435
Universal Compression Holdings, Inc. *	2,280	115,528
Willis Lease Finance Corp. *	6,630	74,256
		1,266,339
Forest Products & Paper 0.6%		
Cenveo, Inc. *	19,750	327,455
DSG International Ltd. *	2,550	14,025
Glatfelter	32,390	593,709
Lydall, Inc. *	11,320	109,238
Mod-Pac Corp. *	3,000	34,800
Nashua Corp. *	220	1,870
Sonoco Products Co.	3,440	116,513
Universal Forest Products, Inc.	5,188	329,386
		1,526,996

See the accompanying notes to the financial statements.

Portfolio Holdings continued

Security	Number of Shares	Value ($)
Furniture & Household Items 3.0%		
A.T. Cross Co., Class A *	100	575
Aldila, Inc.	3,923	130,244
American Biltrite, Inc. *	710	8,151
American Locker Group, Inc. *	1,390	6,741
Atlantis Plastics, Inc., Class A *	420	3,961
AZZ, Inc. *	4,380	107,748
Bassett Furniture Industries, Inc.	4,350	86,782
Callaway Golf Co.	35,030	602,516
Central Garden & Pet Co. *	13,500	717,390
Channell Commercial Corp. *	6,123	30,615
Chase Corp.	1,600	24,000
Chromcraft Revington, Inc. *	820	11,037
Communications Systems, Inc.	4,100	43,255
Craftmade International, Inc.	2,020	37,350
Cybex International, Inc. *	13,200	88,044
Ethan Allen Interiors, Inc.	23,090	970,242
Genlyte Group, Inc. *	2,306	157,131
Hooker Furniture Corp.	1,100	20,790
JAKKS Pacific, Inc. *	4,296	114,875
La-Z-Boy, Inc.	32,390	550,630
Mity Enterprises, Inc. *	564	10,992
Movado Group, Inc.	14,500	334,660
Myers Industries, Inc.	1,136	18,165
National Presto Industries, Inc.	400	19,668
Raven Industries, Inc.	92	3,598
Stanley Furniture Co., Inc.	10,300	301,275
Steelcase, Inc., Class A	49,300	887,400
Summa Industries	204	2,081
The Lamson & Sessions Co. *	6,410	178,390
Thomas & Betts Corp. *	37,210	1,911,850
Tredegar Corp.	15,220	242,150
		7,622,306
Gas & Other Public Utilities 0.7%		
BIW Ltd.	300	5,859
California Water Service Group	2,720	122,536
Chesapeake Utilities Corp.	1,070	33,427
Middlesex Water Co.	500	9,470
Nicor, Inc.	16,070	635,729
SJW Corp.	8,380	225,003
Southwest Water Co.	7,345	117,079
Synagro Technologies, Inc.	2,580	12,900
The Laclede Group, Inc.	16,300	561,046
Waste Industries USA, Inc.	5,030	109,000
		1,832,049
Government Aircraft & Defense 0.3%		
Aerosonic Corp. *	1,490	12,740
Herley Industries, Inc. *	10,500	219,240
I.D. Systems, Inc. *	6,700	167,500
Todd Shipyards Corp.	820	25,477
United Industrial Corp.	5,290	322,320
		747,277
Health Care & Hospital 1.8%		
Allied Healthcare International, Inc. *	18,760	90,986
Almost Family, Inc. *	1,900	34,200
American Shared Hospital Services	3,300	22,275

Security	Number of Shares	Value ($)
Bio-Reference Laboratories, Inc. *	3,008	54,264
Gentiva Health Services, Inc. *	1,640	29,864
Health Net, Inc. *	27,460	1,395,517
IntegraMed America, Inc. *	3,700	42,735
Lincare Holdings, Inc. *	485	18,896
Manor Care, Inc.	24,040	1,066,174
MedCath Corp. *	4,280	81,834
MEDTOX Scientific, Inc. *	2,990	27,687
National Dentex Corp. *	130	3,020
National Healthcare Corp.	100	4,008
National Home Health Care Corp.	5,244	56,163
Pediatric Services of America, Inc. *	254	3,569
Pediatrix Medical Group, Inc. *	13,840	1,420,538
Res-Care, Inc. *	2,269	41,704
Solexa, Inc. *	3,300	32,934
		4,426,368
Information & Services 5.0%		
Ablest, Inc. *	2,100	19,950
ABM Industries, Inc.	9,180	175,981
American Retirement Corp. *	3,680	94,282
Bioanalytical Systems, Inc. *	2,200	13,860
Capital Title Group, Inc.	17,700	136,467
Carriage Services, Inc. *	10,540	50,592
Cass Information Systems, Inc.	660	23,555
CBIZ, Inc. *	1,760	14,080
CDI Corp.	9,789	281,630
CheckFree Corp. *	43,400	2,191,700
Convergys Corp. *	39,390	717,292
Corrections Corp. of America *	4,630	209,276
CPI Corp.	4,550	92,820
Ecology & Environment, Inc.	2,630	27,247
Expedia, Inc. *	98,619	1,999,007
Exponent, Inc. *	7,000	221,550
Forrester Research, Inc. *	6,545	146,084
Franklin Covey Co. *	8,690	68,130
Hallwood Group, Inc. *	600	86,850
Henry Bros. Electronics, Inc. *	1,310	8,318
Horizon Health Corp. *	332	6,574
Hudson Highland Group, Inc. *	2,553	48,354
ICT Group, Inc. *	1,395	37,944
Kelly Services, Inc., Class A	12,577	341,717
Kendle International, Inc. *	5,100	172,380
Kforce, Inc. *	24,800	316,200
Layne Christensen Co. *	5,500	184,360
Mac-Gray Corp. *	2,300	27,278
Manpower, Inc.	2,080	118,934
MAXIMUS, Inc.	4,900	176,302
Michael Baker Corp. *	2,420	68,559
Monro Muffler Brake, Inc.	8,550	317,547
MPS Group, Inc. *	49,790	761,787
National Technical Systems, Inc. *	1,350	8,100
NCO Group, Inc. *	5,757	136,729
Nobel Learning Communities, Inc. *	40	383
Opinion Research Corp. *	4,600	27,462
PAREXEL International Corp. *	17,369	459,236
Pharmaceutical Product Development, Inc. (PPD)	17,280	598,061
RCM Technologies, Inc. *	998	6,447
RemedyTemp, Inc., Class A *	756	9,261

Laudus Rosenberg Value Long/Short Equity Fund (a)

Security	Number of Shares	Value ($)
Rotech Healthcare, Inc. *	19,600	284,396
SOURCECORP, Inc. *	6,634	159,946
SRI/Surgical Express, Inc. *	100	589
TeleTech Holdings, Inc. *	26,450	293,859
The Dun & Bradstreet Corp. *	9,760	748,397
URS Corp. *	11,160	449,190
Vertrue, Inc. *	2,004	83,767
Volt Information Sciences, Inc. *	6,400	195,584
West Corp. *	478	21,347
		12,639,361
Instruments 5.1%		
Allied Healthcare Products, Inc. *	1,442	8,681
American Science & Engineering, Inc. *	552	51,557
Arthrocare Corp. *	16,153	772,436
Astro-Med, Inc.	808	8,807
Badger Meter, Inc.	2,510	143,020
Bio-Rad Laboratories, Inc., Class A *	2,010	125,324
Bruker BioSciences Corp. *	11,662	62,975
Candela Corp. *	17,000	367,200
Checkpoint Systems, Inc. *	20,240	544,051
Coherent, Inc. *	15,885	557,722
Datascope Corp.	6,644	262,837
DJ Orthopedics, Inc. *	14,840	590,038
Edwards Lifesciences Corp. *	29,500	1,283,250
Embrex, Inc. *	1,300	16,315
Encore Medical Corp. *	5,042	25,815
Escalon Medical Corp. *	4,200	19,572
Esterline Technologies Corp. *	7,400	316,350
Frequency Electronics, Inc.	160	2,240
Illumina, Inc. *	8,012	190,285
Iridex Corp. *	1,620	19,829
K-Tron International, Inc. *	2,300	111,964
Kewaunee Scientific Corp.	1,840	16,523
LeCroy Corp. *	10,300	161,195
Mesa Laboratories, Inc.	100	1,411
Mettler-Toledo International, Inc. *	100	6,034
Misonix, Inc. *	100	678
MOCON, Inc.	4,800	43,296
Molecular Devices Corp. *	5,090	168,784
New Brunswick Scientific Co., Inc. *	110	939
O.I. Corp. *	100	1,419
Oakley, Inc.	2,860	48,677
Orthofix International NV *	2,536	100,984
OSI Systems, Inc. *	12,500	264,125
Perceptron, Inc. *	7,500	63,825
PerkinElmer, Inc.	85,100	1,997,297
Schmitt Industries, Inc. *	98	655
SonoSite, Inc. *	10,200	414,528
Span-America Medical Systems, Inc.	2,300	30,130
Steris Corp.	34,200	844,056
Teleflex, Inc.	23,200	1,661,816
Thoratec Corp. *	34,500	664,815
Tollgrade Communications, Inc. *	8,976	133,563
Viasys Healthcare, Inc. *	20,700	622,656
Vicon Industries, Inc. *	280	896
ZEVEX International, Inc. *	100	1,447
Zygo Corp. *	13,160	214,771
		12,944,788
Insurance 5.0%		
American Financial Group, Inc.	7,900	328,719
American National Insurance Co.	3,081	345,318
American Physicians Capital, Inc. *	1,100	52,800
American Safety Insurance Holdings Ltd. *	4,900	81,879
AmerUs Group Co.	2,700	162,648
Arch Capital Group Ltd. *	27,719	1,600,495
Arthur J. Gallagher & Co.	39,130	1,088,205
Ceres Group, Inc. *	1,880	10,378
CNA Financial Corp. *	29,249	931,288
EMC Insurance Group, Inc.	500	13,935
FPIC Insurance Group, Inc. *	9,000	340,200
HCC Insurance Holdings, Inc.	13,220	460,056
Kansas City Life Insurance Co.	310	15,884
Max Re Capital Ltd.	41,092	977,990
Medical Resources, Inc. (c)(d)(e)	112	—
MBIA, Inc.	53	3,187
Meadowbrook Insurance Group, Inc. *	1,120	7,840
MGIC Investment Corp.	460	30,650
National Financial Partners Corp.	13,330	753,412
National Western Life Insurance Co., Class A *	950	220,675
NYMAGIC, Inc.	1,790	53,396
Old Republic International Corp.	13,350	291,297
Philadelphia Consolidated Holding Corp. *	17,493	597,211
Presidential Life Corp.	855	21,726
Protective Life Corp.	4,600	228,804
Radian Group, Inc.	22,300	1,343,575
Reinsurance Group of America, Inc.	20,600	974,174
RTW, Inc. *	100	1,057
Scottish Re Group Ltd.	31,480	781,019
Selective Insurance Group, Inc.	400	21,200
Unico American Corp. *	2,900	27,840
United America Indemnity Ltd., Class A *	11,055	253,159
UnumProvident Corp.	7,000	143,360
USI Holdings Corp. *	22,560	363,893
Wesco Financial Corp.	300	119,700
		12,646,970
Integrated Oil Companies 0.0%		
Marathon Oil Corp.	263	**20,033**
IT Hardware 6.2%		
Advanced Energy Industries, Inc. *	5,000	70,650
Advanced Power Technology, Inc. *	2,460	36,088
American Technical Ceramics Corp. *	4,840	70,180
Anaren, Inc. *	1,040	20,249
Applied Innovation, Inc. *	9,220	39,554
Arris Group, Inc. *	69,937	962,333
BTU International, Inc. *	900	14,787

See the accompanying notes to the financial statements.

Laudus Rosenberg Value Long/Short Equity Fund (a)

Portfolio Holdings continued

Security	Number of Shares	Value ($)
CalAmp Corp. *	17,933	210,533
Cobra Electronics Corp. *	6,980	73,918
CTS Corp.	25,680	343,598
Diodes, Inc. *	4,294	178,201
DSP Group, Inc. *	7,600	220,476
EMS Technologies, Inc. *	7,841	141,373
Emulex Corp. *	230	3,931
Espey Manufacturing & Electronics Corp.	1,200	19,020
Exar Corp. *	26,820	382,990
Glenayre Technologies, Inc. *	3,344	17,556
Globecomm Systems, Inc. *	5,700	42,180
Harris Corp.	33,300	1,574,757
Imation Corp.	12,280	526,935
Integrated Device Technology, Inc. *	6,190	91,983
Intersil Corp., Class A	16,546	478,510
IXYS Corp. *	19,749	182,086
Kopin Corp. *	1,272	6,373
Kulicke & Soffa Industries, Inc. *	39,100	373,014
LSI Logic Corp. *	175,340	2,026,930
Marvell Technology Group Ltd. *	25,100	1,357,910
MEMC Electronic Materials, Inc. *	11,000	406,120
Merrimac Industries, Inc. *	800	7,680
Micrel, Inc. *	1,166	17,280
Micron Technology, Inc. *	60,512	890,737
Microsemi Corp. *	27,188	791,443
ON Semiconductor Corp. *	27,052	196,398
Optical Cable Corp. *	4,800	24,907
Park Electrochemical Corp.	4,105	121,097
Performance Technologies, Inc. *	100	750
Powerwave Technologies, Inc. *	15,031	202,768
RF Monolithics, Inc. *	3,400	20,876
Semitool, Inc. *	7,695	87,492
Sigmatron International, Inc. *	2,200	20,020
SonicWALL, Inc. *	38,100	270,129
Sparton Corp.	178	1,565
Spectrum Control, Inc. *	7,900	64,622
Standard Microsystems Corp. *	11,367	295,315
Stratos International, Inc. *	10,165	82,235
Sycamore Networks, Inc. *	39,930	187,671
Teradyne, Inc. *	230	3,567
Trans Lux Corp.	1,200	7,848
Trident Microsystems, Inc. *	25,916	753,119
Vishay Intertechnology, Inc. *	122,800	1,748,672
Vodavi Technology, Inc. *	800	5,600
White Electronic Designs Corp. *	1,550	9,083
		15,683,109
Land & Water Transportation 1.3%		
Arkansas Best Corp.	6,783	265,351
B & H Ocean Carriers Ltd. *	930	18,368
Celadon Group, Inc. *	9,946	217,718
Covenant Transport, Inc., Class A *	51	745
Frozen Food Express Industries, Inc. *	12,300	128,535
GulfMark Offshore, Inc. *	990	27,522
J.B. Hunt Transport Services, Inc.	10	215
Kirby Corp. *	8,900	606,179
Marten Transport Ltd. *	9,112	164,836
Old Dominion Freight Line *	2,095	56,460
Seacor Holdings, Inc. *	3,350	265,320
Smithway Motor Xpress Corp., Class A *	4,400	41,888
Swift Transportation Co., Inc. *	30,570	664,286
USA Truck, Inc. *	3,300	81,246
Werner Enterprises, Inc.	36,468	669,917
		3,208,586
Mainframe & Minicomputers 0.0%		
Neoware Systems, Inc. *	2,750	**81,455**
Metal Products & Machinery 4.2%		
Allied Motion Technologies, Inc. *	3,828	14,393
Ampco-Pittsburgh Corp.	150	3,000
Astec Industries, Inc. *	2,793	100,269
Bonso Electronic International, Inc.	2,830	14,688
Crown Holdings, Inc. *	88,967	1,578,274
Cummins, Inc.	15,380	1,616,438
EnPro Industries, Inc. *	11,380	390,334
Evans & Sutherland Computer Corp. *	2,800	17,976
Excel Technology, Inc. *	100	2,947
FSI International, Inc. *	13,680	72,094
Gehl Co. *	300	9,936
Gerber Scientific, Inc. *	16,800	173,712
Hardinge, Inc.	840	13,516
International Aluminum Corp.	1,600	65,744
Intevac, Inc. *	3,080	88,642
JLG Industries, Inc.	28,040	863,352
Joy Global, Inc.	38,760	2,316,685
Kadant, Inc. *	3,030	68,781
Kennametal, Inc.	6,000	366,840
L.S. Starrett Co., Class A	400	5,708
Lennox International, Inc.	20,200	603,172
Material Sciences Corp. *	7,670	92,654
Mestek, Inc. *	440	5,535
NCI Building Systems, Inc. *	7,100	424,367
NN, Inc.	8,779	113,337
Paragon Technologies, Inc. *	240	2,400
Q.E.P. Co., Inc. *	2,900	33,234
Regal Beloit Corp.	14,620	617,987
Reinhold Industries, Inc., Class A	450	4,572
Robbins & Myers, Inc.	6,290	135,864
Standex International Corp.	6,700	212,122
Tennant Co.	3,200	167,424
The Middleby Corp. *	500	41,860
The Oilgear Co. *	300	3,963
The Timken Co.	30	968
Trinity Industries, Inc.	6,600	358,974
Twin Disc, Inc.	270	14,726
Velcro Industries N.V.	100	1,475
		10,617,963
Miscellaneous Finance 3.0%		
A.G. Edwards, Inc.	40,200	2,004,372
Affiliated Managers Group, Inc. *	18,900	2,014,929
Chicago Mercantile Exchange Holdings, Inc.	900	402,750
Knight Capital Group, Inc., Class A *	82,500	1,149,225
Nasdaq Stock Market, Inc. *	5,213	208,728

See the accompanying notes to the financial statements.

Laudus Rosenberg Value Long/Short Equity Fund (a)

Security	Number of Shares	Value ($)
Piper Jaffray Cos. *	710	39,050
Raymond James Financial, Inc.	39,135	1,156,831
Stifel Financial Corp. *	6,166	269,269
SWS Group, Inc.	12,500	326,875
Value Line, Inc.	300	11,100
		7,583,129
Oil & Coal Resources 1.3%		
Callon Petroleum Co. *	3,070	64,532
Cimarex Energy Co.	21,527	931,258
Denbury Resources, Inc. *	10,330	327,151
Ultra Petroleum Corp. *	29,185	1,818,517
Unit Corp. *	400	22,300
W&T Offshore, Inc.	3,197	128,871
		3,292,629
Oil Distribution 0.3%		
Adams Resources & Energy, Inc.	570	16,074
Frontier Oil Corp.	10,200	605,370
Giant Industries, Inc. *	500	34,770
Questar Corp.	1,940	135,897
		792,111
Oil Drilling & Services 4.1%		
Dawson Geophysical Co. *	1,570	43,332
ENSCO International, Inc.	7,200	370,440
Grant Prideco, Inc. *	16,750	717,570
Lufkin Industries, Inc.	2,800	155,232
NATCO Group, Inc., Class A *	600	16,260
Oceaneering International, Inc. *	9,900	567,270
Oil States International, Inc. *	200	7,370
Patterson-UTI Energy, Inc.	67,911	2,170,435
Pride International, Inc. *	17,520	546,274
Rowan Cos., Inc. *	48,876	2,148,589
Superior Energy Services, Inc. *	570	15,270
TETRA Technologies, Inc. *	18,768	882,847
Tidewater, Inc.	36,330	2,006,506
Todco, Class A *	6,800	267,988
W-H Energy Services, Inc. *	9,800	436,002
		10,351,385
Photo-optical, Micros & Office Machinery 1.3%		
Advanced Digital Information Corp. *	28,138	247,052
Baldwin Technology Co., Inc., Class A *	570	3,551
Ballantyne of Omaha, Inc. *	1,100	4,906
Dataram Corp.	150	893
Electronics for Imaging, Inc. *	35,848	1,002,669
FalconStor Software, Inc. *	20,500	193,725
Global Payment Technologies, Inc. *	700	1,470
Hypercom Corp. *	40,090	372,837
Intermec, Inc. *	3,300	100,683
Key Tronic Corp. *	1,090	4,741
LaserCard Corp. *	9,700	218,250
M-Systems Flash Disk Pioneers Ltd. *	15,071	389,736
Printronix, Inc.	4,389	67,810
Radisys Corp. *	90	1,787
SafeNet, Inc. *	5,455	144,448
Western Digital Corp. *	28,680	557,252
		3,311,810
Publishing, Broadcasting & Cinema 0.6%		
Banta Corp.	2,780	144,504
Central European Media Enterprises Ltd., Class A *	3,050	209,260
Champion Industries, Inc.	1,540	9,610
Monster Worldwide, Inc. *	1,132	56,442
Outlook Group Corp.	1,700	22,219
Regent Communications, Inc. *	12,934	59,626
Tribune Co.	39,310	1,078,273
Tufco Technologies, Inc. *	200	1,398
World Wrestling Entertainment, Inc.	1,430	24,167
		1,605,499
Real Estate Development 0.4%		
Alderwoods Group, Inc. *	20,101	359,808
AMREP Corp. *	1,200	47,400
Avatar Holdings, Inc. *	2,555	155,855
ILX Resorts, Inc.	1,900	19,285
J.W. Mays, Inc. (b)*	2,600	47,385
Patriot Transportation Holding, Inc. *	2,490	170,291
Resource America, Inc., Class A	1,450	28,884
Stratus Properties, Inc. *	100	2,450
Tarragon Corp. *	10,100	200,990
The Intergroup Corp. *	330	5,197
United Capital Corp. *	620	15,426
Wellsford Real Properties, Inc. *	100	791
		1,053,762
Real Estate Investment Trusts 5.7%		
AMB Property Corp.	3,270	177,463
Ashford Hospitality Trust	21,470	266,228
Associated Estates Realty Corp.	1,600	18,000
Boykin Lodging Co. *	10,200	115,158
CBL & Associates Properties, Inc.	7,570	321,347
Cedar Shopping Centers, Inc.	4,300	68,112
Colonial Properties Trust	4,850	243,131
Commercial Net Lease Realty	30,120	701,796
Correctional Properties Trust	9,200	230,460
Eagle Hospitality Properties Trust, Inc.	10,660	107,453
Entertainment Properties Trust	500	20,990
Equity Inns, Inc.	4,570	74,034
Gladstone Commercial Corp.	410	8,303
Highland Hospitality Corp.	34,361	436,728
Home Properties, Inc.	1,230	62,853
HRPT Properties Trust	128,436	1,507,839
Income Opportunity Realty Investors *	590	4,248
Investors Real Estate Trust	25,570	243,938
iStar Financial, Inc.	33,390	1,278,169
LTC Properties, Inc.	9,840	228,878
Mission West Properties, Inc.	8,300	97,525
Monmouth Capital Corp.	3,830	22,137
Monmouth Real Estate Investment Corp., Class A	9,144	76,992

See the accompanying notes to the financial statements.

Laudus Rosenberg Value Long/Short Equity Fund (a)

Portfolio Holdings continued

Security	Number of Shares	Value ($)
National Health Investors, Inc.	13,530	343,662
National Health Realty, Inc.	4,000	79,680
New Plan Excel Realty Trust	57,190	1,483,509
Omega Healthcare Investors, Inc.	41,700	584,634
One Liberty Properties, Inc.	4,120	81,700
Presidential Realty Corp., Class B	600	4,059
PS Business Parks, Inc.	7,620	426,110
Reckson Associates Realty Corp.	43,300	1,984,006
Strategic Hotel Capital, Inc.	28,850	671,628
Sunstone Hotel Investors, Inc.	20,790	602,286
Supertel Hospitality, Inc.	5,000	27,750
Trizec Properties, Inc.	58,940	1,516,526
Urstadt Biddle Properties, Inc., Class A	1,602	28,836
Windrose Medical Properties Trust	9,510	143,411
Winthrop Realty Trust *	23,860	126,219
		14,415,798
Restaurants, Hotels & Theaters 2.2%		
Back Yard Burgers, Inc. *	270	1,277
Benihana, Inc. *	1,230	37,736
Bob Evans Farms, Inc.	9,511	282,572
Brinker International, Inc.	820	34,645
California Pizza Kitchen, Inc. *	5,400	175,230
CBRL Group, Inc.	9,025	396,288
Champps Entertainment, Inc. *	290	2,393
Churchill Downs, Inc.	276	10,576
Darden Restaurants, Inc.	53,880	2,210,697
Dover Downs Gaming & Entertainment, Inc.	8,000	174,160
Dover Motorsports, Inc.	1,600	8,784
Famous Dave's of America, Inc. *	4,600	60,076
Frisch's Restaurants, Inc.	4,500	93,150
Interstate Hotels & Resorts, Inc. *	25,000	133,750
Isle of Capri Casinos, Inc. *	8,559	284,844
J. Alexander's Corp.	1,290	10,449
Jack in the Box, Inc. *	1,850	80,475
Lodgian, Inc. *	17,820	247,520
Luby's, Inc. *	11,280	140,887
Marcus Corp.	5,280	105,336
Max & Erma's Restaurants, Inc. *	1,800	18,180
McCormick & Schmick's Seafood Restaurants, Inc. *	410	10,443
Nathan's Famous, Inc. *	450	5,529
Papa John's International, Inc. *	4,428	145,283
Penn National Gaming, Inc. *	2,500	105,450
RARE Hospitality International, Inc. *	9,640	335,761
Red Lion Hotels Corp. *	20	266
Sands Regent *	1,241	14,929
Star Buffet, Inc.	2,700	22,923
Trump Entertainment Resorts, Inc. *	200	3,704
Vail Resorts, Inc. *	2,970	113,513
Wendy's International, Inc.	4,120	255,687
		5,522,513
Retail 5.4%		
1-800-FLOWERS.COM, Inc., Class A *	20,300	144,130
AnnTaylor Stores Corp. *	45,740	1,682,775
Arden Group, Inc.	716	66,538
Asbury Automotive Group, Inc. *	890	17,551
AutoNation, Inc. *	20,200	435,310
Big Dog Holdings, Inc. *	3,808	44,439
Blair Corp.	906	37,517
Books-A-Million, Inc.	130	1,496
Borders Group, Inc.	3,290	83,040
Brown Shoe Co., Inc.	10,790	566,259
Charming Shoppes, Inc. *	28,748	427,483
Chico's FAS, Inc. *	27,800	1,129,792
Claire's Stores, Inc.	4,090	148,508
Coldwater Creek, Inc. *	16,800	467,040
Cost-U-Less, Inc. *	2,570	20,175
Deb Shops, Inc.	200	5,940
Dress Barn, Inc. *	906	43,443
EZCORP, Inc., Class A *	5,570	164,426
Factory Card & Party Outlet Corp. *	600	4,890
Finlay Enterprises, Inc. *	1,140	11,696
First Cash Financial Services, Inc. *	16,800	335,832
Foodarama Supermarkets, Inc. *	370	19,240
Gottschalks, Inc. *	5,843	53,522
Group 1 Automotive, Inc.	2,270	107,916
GSI Commerce, Inc. *	22,410	380,970
Hastings Entertainment, Inc. *	1,270	7,684
Hibbett Sporting Goods, Inc. *	2,740	90,393
Insight Enterprises, Inc. *	11,194	246,380
Jennifer Convertibles, Inc. *	100	510
Lithia Motors, Inc., Class A	10,900	378,230
Matria Healthcare, Inc. *	7,016	266,327
Nordstrom, Inc.	17,050	668,019
Nutri/System, Inc. *	8,609	409,100
O'Reilly Automotive, Inc. *	24,500	895,720
PC Connection, Inc. *	515	2,966
Retail Ventures, Inc. *	13,000	190,580
REX Stores Corp. *	1,700	25,619
Rush Enterprises, Inc., Class B *	6,430	107,188
Sabre Holdings Corp., Class A	56,860	1,337,916
Shoe Carnival, Inc. *	5,600	139,888
Smart & Final, Inc. *	3,260	53,431
Sport Chalet, Inc., Class A *	6,800	50,932
Sport Chalet, Inc., Class B *	1,000	7,822
Stage Stores, Inc.	10,461	311,215
Stamps.com, Inc. *	12,300	433,698
Systemax, Inc. *	5,108	36,880
The Bon-Ton Stores, Inc.	4,778	154,568
The Cato Corp., Class A	18,770	447,852
The Children's Place Retail Stores, Inc. *	8,685	502,862
The Men's Wearhouse, Inc.	1,910	68,645
The Sports Authority, Inc. *	820	30,258
United Retail Group, Inc. *	370	6,930
Village Super Market, Inc., Class A	1,500	89,235
Weis Markets, Inc.	6,040	269,203
Zones, Inc. *	1,820	13,353
		13,643,332

See the accompanying notes to the financial statements.

Laudus Rosenberg Value Long/Short Equity Fund (a)

Security	Number of Shares	Value ($)
Soaps & Cosmetics 0.1%		
CPAC, Inc.	750	3,064
Elizabeth Arden, Inc. *	541	12,616
Parlux Fragrances, Inc. *	4,900	158,025
		173,705
Software 7.0%		
Advent Software, Inc. *	3,197	90,859
American Software, Inc., Class A	7,000	50,890
Ansoft Corp. *	400	16,676
Autodesk, Inc. *	26,734	1,029,794
Black Box Corp.	7,943	381,661
BMC Software, Inc. *	85,700	1,856,262
Cadence Design Systems, Inc. *	104,415	1,930,633
Captaris, Inc. *	11,740	54,356
CIBER, Inc. *	1,124	7,171
Computer Programs & Systems, Inc.	2,050	102,500
Computer Task Group, Inc. *	674	2,865
Compuware Corp. *	139,454	1,091,925
CSP, Inc. *	1,220	7,735
Eclipsys Corp. *	26,937	635,983
Edgewater Technology, Inc. *	4,100	26,814
Emdeon Corp. *	80,778	872,402
Entrust, Inc. *	46,828	210,726
Fidelity National Financial, Inc.	800	28,424
First American Corp.	1,990	77,928
Harris Interactive, Inc. *	38,700	217,494
Imergent, Inc. *	170	1,877
Inforte Corp. *	3,480	15,242
Internet Capital Group, Inc. *	25,752	242,584
Internet Security Systems, Inc. *	20,100	481,998
Interwoven, Inc. *	25,750	231,493
JDA Software Group, Inc. *	23,500	339,340
Keynote Systems, Inc. *	5,260	60,174
Lawson Software, Inc. *	29,561	226,733
Lightbridge, Inc. *	17,300	192,030
Manatron, Inc. *	190	1,322
MapInfo Corp. *	16,746	234,779
Merge Technologies, Inc. *	11,351	181,275
Moldflow Corp. *	1,870	29,359
MRO Software, Inc. *	5,700	90,972
Ness Technologies, Inc. *	13,648	171,828
NetManage, Inc. *	7,400	44,400
NetScout Systems, Inc. *	18,500	168,350
Nuance Communications, Inc. *	62,693	740,404
NWH, Inc.	1,120	15,613
Onvia, Inc.	400	2,400
Pacific Internet Ltd. *	2,390	20,435
PC-Tel, Inc. *	15,408	146,684
PDF Solutions, Inc. *	2,470	46,732
Perot Systems Corp., Class A *	5,330	82,935
Pervasive Software, Inc. *	5,817	23,966
Progress Software Corp. *	1,680	48,871
Quest Software, Inc. *	43,525	726,867
Radiant Systems, Inc. *	15,512	209,722
RealNetworks, Inc. *	60,790	501,518
Source Interlink Cos., Inc. *	7,022	80,051
SPSS, Inc. *	6,277	198,730
SSA Global Technologies, Inc. *	4,336	69,506
Stellent, Inc.	19,498	231,246
Sybase, Inc. *	54,272	1,146,225

Security	Number of Shares	Value ($)
Sykes Enterprises, Inc. *	11,670	165,481
Synopsys, Inc. *	37,140	830,079
TechTeam Global, Inc. *	6,449	71,777
Tier Technologies, Inc., Class B *	5,600	45,080
Tripos, Inc. *	2,610	7,700
TriZetto Group, Inc. *	7,680	135,091
TSR, Inc.	3,200	17,568
Tyler Technologies, Inc. *	15,600	171,600
Witness Systems, Inc. *	16,905	429,387
		17,572,522
Textiles & Apparel 1.7%		
Albany International Corp., Class A	15,780	601,060
Carter's, Inc. *	8,500	573,665
Coach, Inc. *	7,000	242,060
Culp, Inc. *	5,500	26,675
Cutter & Buck, Inc.	9,500	114,285
Decorator Industries, Inc.	40	354
G-III Apparel Group Ltd. *	2,100	23,247
Hampshire Group Ltd. *	800	16,352
Hartmarx Corp. *	20,760	184,972
LaCrosse Footwear, Inc. *	2,684	32,396
Phillips-Van Heusen Corp.	20,400	779,484
Polo Ralph Lauren Corp.	4,900	296,989
Skechers U.S.A., Inc., Class A *	14,870	370,709
Steven Madden Ltd. *	4,347	154,318
Stride Rite Corp.	10,340	149,723
The Gymboree Corp. *	21,099	549,418
Tommy Hilfiger Corp. *	10	165
Wolverine World Wide, Inc.	2,370	52,448
		4,168,320
Wholesale 2.7%		
ADDvantage Technologies Group, Inc. *	600	3,540
Agilysys, Inc.	1,685	25,376
Airgas, Inc.	3,300	128,997
All American Semiconductor, Inc. *	2,613	13,562
Applied Industrial Technologies, Inc.	7,400	330,040
Aristotle Corp. *	192	1,488
Arrow Electronics, Inc. *	28,730	927,117
Avnet, Inc. *	63,090	1,601,224
Bell Microproducts, Inc. *	12,770	78,663
BlueLinx Holdings, Inc.	8,000	128,000
Coast Distribution System, Inc.	1,600	11,680
Delta Apparel, Inc.	5,400	95,742
Educational Development Corp.	3,300	27,291
Handleman Co.	300	2,880
Huttig Building Products, Inc. *	6,400	59,584
IKON Office Solutions, Inc.	200	2,850
Industrial Distribution Group, Inc. *	2,510	21,210
Interline Brands, Inc. *	6,380	160,967
Keystone Automotive Industries, Inc. *	5,590	235,954
Lazare Kaplan International, Inc. *	3,730	29,094
Lenox Group, Inc. *	4,650	60,915
LKQ Corp. *	9,198	191,410
NACCO Industries, Inc., Class A	500	76,980

See the accompanying notes to the financial statements.

Portfolio Holdings continued

Security	Number of Shares	Value ($)
Nu Horizons Electronics Corp. *	1,610	13,701
P & F Industries, Inc. *	700	10,290
Pomeroy IT Solutions, Inc. *	7,500	62,700
Spartan Stores, Inc.	12,070	153,893
TESSCO Technologies, Inc. *	830	15,355
Traffix, Inc.	565	3,254
W.W. Grainger, Inc.	23,600	1,778,260
Watsco, Inc., Class B	1,400	99,400
WESCO International, Inc. *	7,900	537,279
		6,888,696
Total Common Stock (Cost $189,778,958)		**238,030,095**

Rights 0.0% of net assets		
Winthrop Realty Trust, Inc. expiring 4/27/06	1,988	0
Total Rights (Cost $—)		**0**

	Face Amount ($)	
Short-term Investment 5.4% of net assets		
Repurchase Agreement 5.4%		
Custodian Trust Company dated 3/31/06, due 4/3/06 at 4.5% with a maturity value of $13,651,291 (fully collateralized by U.S. Treasury Bill with a value of $13,977,153)	13,646,174	**13,646,174**
Total Short-term Investment (Cost $13,646,174)		**13,646,174**

End of Investments.

At March 31, 2006 the tax basis cost of the fund's investments was $203,736,780, and the unrealized appreciation and depreciation were $49,872,140 and ($1,932,651), respectively, with a net unrealized appreciation of $47,939,489.

* Non-income producing security.

(a) All long positions are pledged as collateral for securities sold short.

(b) Illiquid security.

(c) Fair-valued by Management.

(d) Bankrupt security/delisted.

(e) Restricted Security. Additional information regarding this security is as follows:

Acquisition Date	Cost	Value	Percent of Net Assets
December 14, 2001	$0	$0	0%

ADR – American Depositary Receipt

See the accompanying notes to the financial statements.

Laudus Rosenberg Value Long/Short Equity Fund

Short Positions as of March 31, 2006

Security	Number of Shares	Value ($)
Short Sales 93.3% of net assets		
Agriculture, Food & Beverage 2.6%		
Bridgford Foods Corp. *	1,600	9,896
Bunge, Ltd.	24,800	1,381,608
Coca-Cola Enterprises, Inc.	1,800	36,612
Delta & Pine Land Co.	300	9,048
Farmer Brothers Co.	2,843	63,399
Gold Kist, Inc. *	6,600	83,424
McCormick & Co., Inc.	31,470	1,065,574
Monterey Gourmet Foods, Inc. *	14,677	64,579
Pilgrim's Pride Corp., Class B	5,500	119,185
Sanderson Farms, Inc.	13,900	311,360
Smithfield Foods, Inc. *	48,420	1,420,643
Tyson Foods, Inc., Class A	144,600	1,986,804
Zapata Corp. *	1,150	6,969
		6,559,101
Airlines 0.6%		
ABX Air, Inc. *	47,300	322,113
JetBlue Airways Corp. *	98,400	1,054,848
		1,376,961
Autos 0.8%		
Accuride Corp. *	9,300	106,950
Gentex Corp.	51,200	893,952
Lear Corp. *	41,500	735,795
Proliance International, Inc. *	13,000	70,980
Quantum Fuel Systems Technologies Worldwide, Inc. *	900	3,222
Tenneco Automotive, Inc. *	30	651
Wabash National Corp.	11,000	217,250
		2,028,800
Banks & Credit Institutions 6.2%		
AmeriCredit Corp. *	62,800	1,929,844
Astoria Financial Corp.	62,500	1,935,000
Cash Systems, Inc. *	13,190	91,691
CharterMac	22,400	454,720
Citizens Banking Corp.	1,600	42,960
Commerce Bancorp, Inc.	4,960	181,784
E*TRADE Financial Corp. *	117,200	3,162,056
East West Bancorp, Inc.	5,736	221,123
F.N.B. Corp.	13,600	232,560
Hudson City Bancorp, Inc.	1	7
International Bancshares Corp.	747	21,461
Investors Financial Services Corp.	36,600	1,715,442
New York Community Bancorp, Inc.	86,380	1,513,378
Ocwen Financial Corp. *	21,900	223,818
Old National Bancorp	46,200	999,768
Oriental Financial Group, Inc.	16,240	234,668
Park National Corp.	600	63,900
Popular, Inc.	100	2,076
QC Holdings, Inc. *	5,700	71,991
State Bancorp, Inc.	8,100	123,849
Texas Regional Bancshares, Inc., Class A	4,180	123,268
UCBH Holdings, Inc.	37,700	713,284
Valley National Bancorp	56,600	1,450,092
Westamerica Bancorp	1,991	103,373
		15,612,113

Security	Number of Shares	Value ($)
Basic Minerals & Metals 2.5%		
AK Steel Holding Corp. *	78,300	1,174,500
American Superconductor Corp. *	11,200	127,120
Apex Silver Mines Ltd. *	34,100	809,875
Hecla Mining Co. *	88,410	584,390
Meridian Gold, Inc. *	44,100	1,307,565
OM Group, Inc. *	20,200	464,600
Texas Industries, Inc.	15,300	925,497
United States Steel Corp.	14,940	906,559
Wolverine Tube, Inc. *	12,300	49,446
		6,349,552
Beer, Liquor, & Tobacco 0.0%		
Alliance One International, Inc.	12,500	60,750
Star Scientific, Inc. *	9,500	29,735
		90,485
Biotechnology 3.8%		
ABIOMED, Inc. *	12,400	159,960
Alexion Pharmaceuticals, Inc. *	19,800	701,316
Applera Corp. — Celera Genomics Group *	16,380	191,482
ARIAD Pharmaceuticals, Inc. *	42,200	277,676
ArQule, Inc. *	25,900	148,666
Avigen, Inc. *	4,807	24,852
Cell Genesys, Inc. *	3,850	30,723
CuraGen Corp. *	17,300	86,673
Cypress Bioscience, Inc. *	7,600	47,880
CYTOGEN Corp. *	2,393	8,663
Dyax Corp. *	22,556	130,825
Dynavax Technologies Corp. *	21,400	129,042
Encysive Pharmaceuticals, Inc. *	43,080	210,661
Geron Corp. *	43,693	363,089
Human Genome Sciences, Inc. *	87,102	946,799
ICOS Corp. *	42,700	941,535
Idenix Pharmaceuticals, Inc. *	100	1,357
ImClone Systems, Inc. *	45,792	1,557,844
Keryx Biopharmaceuticals, Inc. *	21,700	414,687
Kosan Biosciences, Inc. *	16,900	99,541
Lexicon Genetics, Inc. *	13,700	75,898
Neurocrine Biosciences, Inc. *	21,800	1,406,972
Onyx Pharmaceuticals, Inc. *	27,600	724,776
Progenics Pharmaceuticals, Inc. *	2,286	60,556
Seattle Genetics, Inc. *	17,000	87,720
Telik, Inc. *	40,000	774,400
		9,603,593
Cellular & Wireless 0.1%		
Centennial Communications Corp. *	18,000	131,940
Dobson Communications Corp., Class A *	600	4,812
		136,752
Chemicals & Rubber 1.9%		
Cabot Microelectronics Corp. *	10,100	374,710
Chemtura Corp.	400	4,712
Cooper Tire & Rubber Co.	39,400	564,996
Cytec Industries, Inc.	20,900	1,254,209
MacDermid, Inc.	12,500	401,875

See the accompanying notes to the financial statements.

Laudus Rosenberg Value Long/Short Equity Fund

Short Positions continued

Security	Number of Shares	Value ($)
Minerals Technologies, Inc.	8,870	518,097
The Goodyear Tire & Rubber Co. *	111,100	1,608,728
Wellman, Inc.	26,200	166,632
		4,893,959
Communications Utilities 1.7%		
Commonwealth Telephone Enterprises, Inc.	14,200	489,190
Crown Media Holdings, Inc., Class A *	4,799	30,426
EchoStar Communications Corp., Class A *	56,500	1,687,655
FairPoint Communications, Inc.	21,400	295,748
IDT Corp. *	10,000	109,500
Level 3 Communications, Inc. *	466	2,414
LodgeNet Entertainment Corp. *	1,400	21,812
Mediacom Communications Corp., Class A *	23,700	136,275
NTL, Inc. *	55,047	1,602,418
		4,375,438
Construction & Homebuilding 0.5%		
Dycom Industries, Inc. *	20,000	425,000
Hovnanian Enterprises, Inc., Class A *	20,600	904,958
		1,329,958
Construction Materials 0.6%		
Alico, Inc.	3,300	149,952
Headwaters, Inc. *	29,300	1,165,847
Nanophase Technologies Corp. *	7,600	58,596
		1,374,395
Consumer Durables 0.2%		
Coachmen Industries, Inc.	11,700	133,146
Fleetwood Enterprises, Inc. *	21,900	244,623
		377,769
Drugs & Pharmaceuticals 4.5%		
Adolor Corp. *	23,500	559,300
Alkermes, Inc. *	50,433	1,112,048
Amylin Pharmaceuticals, Inc. *	49,000	2,398,550
Anadys Pharmaceuticals, Inc. *	150	2,416
Atherogenics, Inc. *	9,900	161,568
Bioenvision, Inc. *	29,700	211,761
CV Therapeutics, Inc. *	34,300	757,344
Dendreon Corp. *	19,600	92,316
DepoMed, Inc. *	100	653
Discovery Laboratories, Inc. *	41,090	301,190
DOV Pharmaceutical, Inc. *	17,219	275,160
Emisphere Technologies, Inc. *	19,699	161,926
EPIX Pharmaceuticals, Inc. *	6,800	23,800
ImmunoGen, Inc. *	6,212	26,960
Indevus Pharmaceuticals, Inc. *	15,500	96,100
Inspire Pharmaceuticals, Inc. *	16,700	87,341
Martek Biosciences Corp. *	8,370	274,787
Medicis Pharmaceutical Corp., Class A	6,600	215,160
MGI Pharma, Inc. *	1,513	26,477
Myriad Genetics, Inc. *	20,800	542,672
Nektar Therapeutics *	4,618	94,115
Neose Technologies, Inc. *	9,100	24,661
Neurogen Corp. *	19,200	118,848
New River Pharmaceuticals, Inc. *	9,100	302,211
NitroMed, Inc. *	5,700	47,880
NPS Pharmacuticals, Inc. *	25,300	216,062
OrthoLogic Corp. *	17,082	37,580
Par Pharmaceutical Cos, Inc. *	12,200	343,796
PDL BioPharma, Inc. *	2,200	72,160
Penwest Pharmaceuticals Co. *	16,735	362,982
Pharmacyclics, Inc. *	8,171	37,587
Pharmion Corp. *	2,100	37,842
POZEN, Inc. *	2,658	44,389
Santarus, Inc. *	4,250	31,747
SciClone Pharmaceuticals, Inc. *	25,500	91,035
The Medicines Co. *	8,010	164,766
Vertex Pharmaceuticals, Inc. *	38,906	1,423,570
ZymoGenetics, Inc. *	23,400	505,908
		11,284,668
Electric Utilities 1.6%		
CenterPoint Energy, Inc.	172,100	2,053,153
DPL, Inc.	3,970	107,190
Environmental Power Corp. *	2,300	16,284
Reliant Energy, Inc. *	186,260	1,970,631
		4,147,258
Financial Investments 0.8%		
Acacia Research — Acacia Technologies *	8,300	73,206
Digital Theater Systems, Inc. *	4	79
Dolby Laboratories, Inc. *	19,600	409,640
Marlin Business Services, Inc. *	3,400	75,140
Marvel Entertainment, Inc. *	51,400	1,034,168
Rent-A-Center, Inc. *	20,757	531,171
Winmark Corp. *	292	6,862
		2,130,266
Forest Products & Paper 2.8%		
Bowater, Inc.	41,750	1,234,965
Caraustar Industries, Inc. *	21,015	216,244
Graphic Packaging Corp. *	26,600	55,062
Longview Fibre Co.	30,300	782,952
Louisiana-Pacific Corp.	45,280	1,231,616
Neenah Paper, Inc.	11,700	383,175
Playtex Products, Inc. *	1,410	14,763
Pope & Talbot, Inc.	12,932	87,938
Rock-Tennessee Co., Class A	22,700	340,273
Smurfit-Stone Container Corp. *	140,001	1,899,814
Temple-Inland, Inc.	18,450	821,947
		7,068,749
Furniture & Household Items 1.3%		
Bally Technologies, Inc. *	30,700	521,593
Constar International, Inc. *	4,800	15,984
Global-Tech Appliances, Inc. *	300	1,170
Jacuzzi Brands, Inc. *	51,670	507,916
Kinetic Concepts, Inc. *	33,700	1,387,429
Research Frontiers, Inc. *	400	1,544
Rogers Corp. *	7,900	430,392
Russ Berrie & Co, Inc.	9,700	147,440

See the accompanying notes to the financial statements.

Laudus Rosenberg Value Long/Short Equity Fund

Security	Number of Shares	Value ($)
Tupperware Corp.	7,560	155,660
Virco Manufacturing Corp. *	10,700	56,175
		3,225,303
Gas & Other Public Utilities 1.0%		
Atmos Energy Corp.	5,160	135,863
El Paso Corp.	123,200	1,484,560
Southern Union Co.	—	5
Stericycle, Inc. *	11,989	810,696
		2,431,124
Government Aircraft & Defense 0.5%		
Allied Defense Group, Inc. *	4,500	98,775
FLIR Systems, Inc. *	32,800	931,848
Innovative Solutions & Support, Inc. *	4,926	64,038
Microvision, Inc. *	5,200	15,236
Sturm, Ruger & Co., Inc.	8,800	70,224
		1,180,121
Health Care & Hospital 0.8%		
Alliance Imaging, Inc. *	3,300	21,252
AMERIGROUP Corp. *	35,600	749,024
Apria Healthcare Group, Inc. *	2,700	62,046
Array BioPharma, Inc. *	26,200	239,468
Enzo Biochem, Inc. *	20,500	276,750
LCA-Vision, Inc.	22	1,102
Odyssey Healthcare, Inc. *	47	809
Tenet Healthcare Corp. *	81,700	602,946
VistaCare, Inc., Class A *	7,500	116,250
		2,069,647
Information & Services 3.6%		
Arbinet-thexchange, Inc. *	2,900	21,344
Arbitron, Inc.	1,100	37,202
Clark, Inc.	6,940	81,961
Corinthian Colleges, Inc. *	60,548	871,891
Cross Country Healthcare, Inc. *	12	232
deCODE genetics, Inc. *	42,200	365,874
DeVry, Inc. *	40,300	917,631
DiamondCluster International, Inc., Class A *	20,800	222,560
Exact Sciences Corp. *	6,200	19,034
Exelixis, Inc. *	56,500	678,565
Heidrick & Struggles International, Inc. *	4,200	152,376
Intersections, Inc. *	2,900	32,799
iPayment Holdings, Inc. *	8,500	364,225
Iron Mountain, Inc. *	6,320	257,477
Jupitermedia Corp. *	15,300	275,094
KFX, Inc. *	36,840	670,488
Learning Tree International, Inc. *	400	4,848
Maxygen, Inc. *	20,100	166,428
NetRatings, Inc. *	11,900	157,675
Nuvelo, Inc. *	31,180	555,628
PDI, Inc. *	11,700	136,539
PeopleSupport, Inc. *	12,200	119,560
Rentech, Inc. *	77,700	337,995
Senomyx, Inc. *	18,750	308,625
Strayer Education, Inc.	9,600	981,696
Syntroleum Corp. *	11,500	95,105
The Advisory Board Co. *	6,891	384,311
The Geo Group, Inc. *	2,000	66,680
Total System Services, Inc.	1,300	25,896
Universal Technical Institute, Inc. *	10,800	325,080
Viad Corp.	15,300	524,484
		9,159,303
Instruments 4.1%		
Adeza Biomedical Corp. *	50	1,057
Align Technology, Inc. *	41,100	376,887
ATS Medical, Inc. *	500	1,240
Beckman Coulter, Inc.	38,000	2,073,660
Caliper Life Sciences, Inc. *	2,700	17,280
Cardiac Science Corp. *	15,700	143,341
Catapult Communications Corp. *	8,055	107,132
Cepheid, Inc. *	29,500	270,220
Conceptus, Inc. *	21,000	275,310
Conmed Corp. *	6,800	130,220
Conor Medsystems, Inc. *	7,000	205,800
Daxor Corp. *	200	3,812
Dexcom, Inc. *	8,986	182,146
Dionex Corp. *	9,471	582,277
Endologix, Inc. *	28,030	133,143
Faro Technologies, Inc. *	6,100	86,925
FormFactor, Inc. *	3,360	132,115
I-Flow Corp. *	7,400	98,568
IntraLase Corp. *	3,200	74,240
Intuitive Surgical, Inc. *	20,600	2,430,800
Luminex Corp. *	19,300	286,798
Measurement Specialties, Inc. *	9,293	243,012
Merit Medical Systems, Inc. *	14,335	172,163
NMT Medical, Inc. *	8,260	133,647
North American Scientific, Inc. *	7,060	16,591
OraSure Technologies, Inc. *	18,100	186,430
Osteotech, Inc. *	11,000	48,180
Possis Medical, Inc. *	88	894
RAE Systems, Inc. *	9,600	34,272
Regeneration Technologies, Inc. *	15,730	122,851
STAAR Surgical Co. *	8,486	76,119
ThermoGenesis Corp. *	28,700	116,235
Varian, Inc. *	23,000	947,140
Waters Corp. *	11,500	496,225
Wright Medical Group, Inc. *	7,900	156,025
		10,362,755
Insurance 4.5%		
Aspen Insurance Holdings Ltd.	46,000	1,134,360
ChoicePoint, Inc. *	44,500	1,991,375
Citizens, Inc. *	1	5
CorVel Corp. *	43	947
Hilb, Rogal & Hobbs Co.	15,680	646,329
IPC Holdings Ltd.	32,300	906,015
Molina Healthcare, Inc. *	8,200	274,454
PMA Capital Corp., Class A *	9,026	91,885
Progressive Gaming International Corp. *	30,400	290,928
RenaissanceRe Holdings Ltd.	29,550	1,288,971
Transatlantic Holdings, Inc.	17,800	1,040,410
United Fire & Casualty Co.	331	10,890

See the accompanying notes to the financial statements.

Laudus Rosenberg Value Long/Short Equity Fund

Short Positions continued

Security	Number of Shares	Value ($)
White Mountains Insurance Group Ltd.	2,800	1,664,600
Willis Group Holdings Ltd.	60,291	2,065,570
		11,406,739
IT Hardware 6.4%		
ADC Telecommunications, Inc. *	57,467	1,470,581
Altera Corp. *	109,100	2,251,824
ARGON ST, Inc. *	5,900	197,827
Avaya, Inc. *	183,900	2,078,070
Avici Systems, Inc. *	1,680	7,476
Bookham, Inc. *	25,300	241,362
Cherokee International Corp. *	2,820	14,382
Ditech Communications Corp. *	10,000	104,500
Entegris, Inc. *	8,613	91,642
ESS Technology, Inc. *	12,900	42,828
Integrated Silicon Solutions, Inc. *	14,400	95,616
International DisplayWorks, Inc. *	25,600	167,680
Intervoice, Inc. *	28,900	248,829
Leadis Technology, Inc. *	13,400	76,112
Merix Corp. *	15,800	194,340
Metalink Ltd. *	2,600	13,286
Micro Linear Corp. *	4,775	9,120
Microchip Technology, Inc.	51,776	1,879,469
Monolithic Power Systems *	2,680	49,955
O2Micro International Ltd. — ADR *	26,910	286,053
Planar Systems, Inc. *	1,900	32,148
Plantronics, Inc.	18,160	643,409
PMC — Sierra, Inc. *	24,200	297,418
Power Integrations, Inc. *	12,473	309,081
QLogic Corp. *	72,000	1,393,200
Rambus, Inc. *	39,900	1,569,666
Semtech Corp. *	38,000	679,820
Sigmatel, Inc. *	27,799	242,963
Synaptics, Inc. *	15,600	343,044
Tessera Technologies, Inc. *	30,493	978,216
Universal Display Corp. *	4,800	69,024
Virage Logic Corp. *	6,200	66,898
Vyyo, Inc. *	6,100	44,286
		16,190,125
Land & Water Transportation 1.4%		
General Maritime Corp.	24,180	806,161
Heartland Express, Inc.	17,300	376,967
Kansas City Southern *	22,540	556,738
Quality Distribution, Inc. *	14,800	192,844
Rural/Metro Corp. *	12,365	97,436
Sea Containers Ltd., Class A	21,100	152,131
Sirva, Inc. *	20,000	170,600
Teekay Shipping Corp.	33,300	1,234,431
Trailer Bridge, Inc. *	1,740	16,261
		3,603,569
Metal Products & Machinery 5.2%		
Actuant Corp., Class A	2,700	165,294
AGCO Corp. *	22,220	460,843
American Power Conversion Corp.	50,000	1,155,500
Ball Corp.	26,790	1,174,206
Bucyrus International, Inc., Class A	33	1,590
Donaldson Co., Inc.	48,700	1,645,573
Energizer Holdings, Inc. *	20,500	1,086,500
Environmental Tectonics Corp. *	3,100	15,547
Federal Signal Corp.	31,500	582,750
Global Power Equipment Group, Inc. *	25,700	98,945
Graco, Inc.	15,510	704,619
GrafTech International, Ltd. *	50,850	310,185
ITT Industries, Inc.	100	5,622
Lindsay Manufacturing Co.	1,560	42,260
Littelfuse, Inc. *	10,886	371,539
NL Industries, Inc.	5,100	54,213
Pentair, Inc.	5,000	203,750
Plug Power, Inc. *	36,700	183,500
Spectrum Brands, Inc. *	24,700	536,484
Terex Corp. *	27,100	2,147,404
Ultralife Batteries, Inc. *	11,100	142,635
Zebra Technologies Corp., Class A *	43,000	1,922,960
		13,011,919
Miscellaneous Finance 0.7%		
CKX, Inc. *	16,300	213,041
eSPEED, Inc., Class A *	10,300	82,091
First Albany Companies, Inc. *	13,800	77,694
GAMCO Investors, Inc., Class A	5,400	215,730
Waddell & Reed Financial, Inc., Class A	47,450	1,096,095
Westwood Holdings Group, Inc.	1,700	33,575
		1,718,226
Oil & Coal Resources 1.6%		
Clayton Williams Energy, Inc. *	2,590	105,983
Double Eagle Petroleum Co. *	3,700	67,969
Equitable Resources, Inc.	49,800	1,818,198
FX Energy, Inc. *	28,700	150,101
Infinity Energy Resources, Inc. *	1,312	10,194
MarkWest Hydrocarbon, Inc.	2,560	58,624
Pioneer Natural Resources Co.	15,600	690,300
Pogo Producing Co.	3,200	160,800
Stone Energy Corp. *	1,000	44,130
The Houston Exploration Co. *	19,400	1,022,380
		4,128,679
Oil Distribution 0.6%		
Cheniere Energy, Inc. *	33,140	1,344,490
Kinder Morgan Management, LLC *	1,100	48,400
		1,392,890
Photo-optical, Micros & Office Machinery 2.1%		
Avid Technology, Inc. *	23,600	1,025,656
Diebold, Inc.	7,670	315,237
Dot Hill Systems Corp. *	17,500	124,250
Echelon Corp. *	24,800	234,112
Immersion Corp. *	19,650	170,562
Interlink Electronics, Inc. *	9,800	29,988
Mobility Electronics, Inc. *	20,500	170,765
NCR Corp. *	59,490	2,486,087
Network Appliance, Inc. *	12,100	435,963
Symbol Technologies, Inc.	2,650	28,037
TransAct Technologies, Inc. *	100	945
X-Rite, Inc.	15,418	204,751
		5,226,353

See the accompanying notes to the financial statements.

Laudus Rosenberg Value Long/Short Equity Fund

Security	Number of Shares	Value ($)
Publishing, Broadcasting & Cinema 1.8%		
aQuantive, Inc. *	61	1,436
Dow Jones & Co., Inc.	11,800	463,740
DreamWorks Animation SKG, Inc., Class A *	27,200	719,440
Fisher Communications, Inc. *	5,007	224,063
Journal Communications, Inc., Class A	100	1,240
Journal Register Co.	25,500	310,590
Nexstar Broadcasting Group, Inc., Class A *	17,300	89,960
R.H. Donnelley Corp. *	14,700	855,981
Rentrak Corp. *	100	1,021
Salem Communications Corp., Class A *	54	811
The E.W. Scripps Co., Class A	6,600	295,086
The New York Times Co., Class A	58,900	1,490,759
Young Broadcasting, Inc., Class A *	6,300	21,420
		4,475,547
Real Estate Development 0.9%		
Forest City Enterprises, Inc., Class A	41,800	1,970,870
Reading International, Inc., Class A *	1,700	13,787
Service Corp. International	5,790	45,162
Tejon Ranch Co. *	4,700	229,689
The St. Joe Co.	1,000	62,840
Thomas Properties Group, Inc.	600	8,166
		2,330,514
Real Estate Investment Trusts 7.3%		
Apartment Investment & Management Co., Class A	48,600	2,279,340
AvalonBay Communities, Inc.	12,860	1,403,026
Boston Properties, Inc.	27,700	2,583,025
BRE Properties, Class A	28,400	1,590,400
Equity Lifestyle Properties, Inc.	200	9,950
Essex Property Trust, Inc.	15,100	1,641,823
General Growth Properties, Inc.	20	978
Glimcher Realty Trust	21,300	604,920
Global Signal, Inc.	10,900	536,280
Kilroy Realty Corp.	17,500	1,352,050
Liberty Property Trust	300	14,148
Pan Pacific Retail Properties, Inc.	1,100	77,990
Plum Creek Timber Co., Inc.	54,500	2,012,685
Realty Income Corp.	7,020	169,954
Saul Centers, Inc.	310	13,612
Tanger Factory Outlet Centers, Inc.	19,100	657,231
The Mills Corp.	34,100	954,800
United Dominion Realty Trust, Inc.	72,800	2,077,712
Washington Real Estate Investment Trust	12,745	462,898
		18,442,822
Restaurants, Hotels & Theaters 2.7%		
Applebee's International, Inc.	14,394	353,373
Bally Total Fitness Holding Corp. *	8,640	80,957
Buca, Inc. *	15,800	80,106
Century Casinos, Inc. *	5,200	55,328
CKE Restaurants, Inc.	11,770	204,798
Landry's Restaurants, Inc.	7,810	275,927
Las Vegas Sands Corp. *	31,000	1,756,460
Magna Entertainment Corp., Class A *	15,200	103,208
Nevada Gold & Casinos, Inc. *	11,200	105,168
Outback Steakhouse, Inc.	15,400	677,600
P.F. Chang's China Bistro, Inc. *	15,300	754,137
Red Robin Gourmet Burgers, Inc. *	10,556	498,243
Riviera Holdings Corp. *	4,211	70,955
Sonic Corp. *	3,700	129,981
Texas Roadhouse, Inc., Class A *	4,550	77,760
The Cheesecake Factory, Inc. *	20,381	763,268
Westwood One, Inc.	30,444	336,102
Wynn Resorts Ltd. *	7,539	579,372
		6,902,743
Retail 5.1%		
99 Cents Only Stores *	16,900	229,164
A.C. Moore Arts & Crafts, Inc. *	11,841	217,874
Big 5 Sporting Goods Corp.	16,500	323,070
CarMax, Inc. *	46,100	1,506,548
CDW Corp.	100	5,885
Celebrate Express, Inc. *	5,900	74,340
Collegiate Pacific, Inc.	1,900	20,615
Design Within Reach, Inc. *	5,000	28,450
Family Dollar Stores, Inc.	18,600	494,760
Guitar Center, Inc. *	4,900	233,730
Hot Topic, Inc. *	300	4,350
Jo-Ann Stores, Inc. *	17,610	237,031
New York & Co., Inc. *	8,800	131,472
Pathmark Stores, Inc. *	37,600	393,296
PETCO Animal Supplies, Inc. *	16,400	386,548
PETsMART, Inc.	73,200	2,059,848
Pier 1 Imports, Inc.	44,800	520,128
Priceline.com, Inc. *	18,700	464,508
PriceSmart, Inc. *	7,677	61,186
RadioShack Corp.	88,900	1,709,547
Ross Stores, Inc.	31,609	922,667
Saks, Inc. *	753	14,533
The Pep Boys-Manny, Moe & Jack	39,400	595,334
Tiffany & Co.	51,600	1,937,064
Trans World Entertainment Corp. *	15,700	87,449
ValueVision Media, Inc., Class A *	6,600	84,348
West Marine, Inc. *	10,944	164,269
		12,908,014
Soaps & Cosmetics 0.4%		
Clorox Co.	15,600	**933,660**
Software 6.8%		
Accelrys, Inc. *	400	2,908
Activision, Inc. *	144,972	1,999,164
Altiris, Inc. *	7,500	165,075
Aptimus, Inc. *	5,800	37,468
AsiaInfo Holdings, Inc. *	800	4,000
Blackboard, Inc. *	13,900	394,899
Cogent, Inc. *	15,500	284,270
CoStar Group, Inc. *	8,100	420,309
CSG Systems International, Inc. *	100	2,326
Dendrite International, Inc. *	31,000	423,150
Digimarc Corp. *	3,449	25,764
Digital River, Inc. *	21,815	951,352
Epicor Software Corp. *	33,100	444,533
eResearch Technology, Inc. *	33,400	480,626

See the accompanying notes to the financial statements.

Laudus Rosenberg Value Long/Short Equity Fund

Short Positions continued

Security	Number of Shares	Value ($)
Infospace, Inc. *	23,900	668,005
Innotrac Corp. *	500	1,945
Intergraph Corp. *	20,100	837,366
Kanbay International, Inc. *	16,100	245,686
Kronos, Inc. *	21,400	800,146
Mercury Computer Systems, Inc. *	17,300	280,260
National Instruments Corp.	39,813	1,298,700
NAVTEQ Corp. *	41,300	2,091,845
NetIQ Corp. *	30,300	337,845
Novell, Inc. *	126,722	973,225
Open Solutions, Inc. *	12,300	335,913
Packeteer, Inc. *	3,880	45,008
Parametric Technology Corp. *	58,347	952,807
PlanetOut, Inc. *	14,500	147,175
ProxyMed, Inc. *	6,000	43,320
RightNow Technologies, Inc. *	3,260	51,736
Seachange International, Inc. *	18,300	142,191
SM&A *	5,661	36,796
Sohu.com, Inc. *	17,500	467,075
SupportSoft, Inc. *	12,600	55,818
Take-Two Interactive Software, Inc. *	52,400	977,784
Unisys Corp. *	76,800	529,152
Verint Systems, Inc. *	6,725	237,863
		17,193,505
Textiles & Apparel 1.5%		
Ashworth, Inc. *	10,174	101,028
Cintas Corp.	41,400	1,764,468
Columbia Sportswear Co. *	10,000	533,300
K-Swiss, Inc., Class A	19,200	578,688
Kellwood Co.	14,170	444,796
Timberland Co., Class A *	8,300	284,109
		3,706,389
Wholesale 1.8%		
Audiovox Corp. *	3,700	44,178
Copart, Inc. *	7,200	197,640
Nash Finch Co.	8,949	267,575
NuCo2, Inc. *	1,665	52,847
Owens & Minor, Inc.	7,090	232,340
Park-Ohio Holdings Corp. *	4,400	87,824
Patterson Cos., Inc. *	57,500	2,024,000
ScanSource, Inc. *	7,900	477,239
Stewart & Stevenson Services, Inc.	4,390	160,147
United Natural Foods, Inc. *	29,700	1,038,609
		4,582,399
Total Short Sales (Proceeds $221,138,380) – 93.3%		**235,322,163**

End of short sale positions.

* Non-income producing security.

See the accompanying notes to the financial statements.

(This page intentionally left blank)

Statement of Assets and Liabilities as of 3/31/06

	Laudus Rosenberg U.S. Large Capitalization Fund	Laudus Rosenberg U.S. Large Capitalization Growth Fund	Laudus Rosenberg U.S. Large Capitalization Value Fund
Assets:			
Total investments, at cost[1]	$55,010,978	$42,953,635	$6,048,348
Investments, at value[1]	$62,958,973	$45,455,488	$6,670,792
Repurchase agreements, at amortized cost	442,944	960,665	172,984
Total Investments	63,401,917	46,416,153	6,843,776
Deposits with broker and custodian bank for securities sold short	—	—	—
Collateral invested for securities on loan	—	955,482	—
Cash	—	—	—
Foreign currency, at value[2]	—	—	—
Unrealized gain on foreign currency contracts	—	—	—
Dividends and interest receivable	63,287	38,848	11,012
Receivable for fund shares sold	529,338	32,173	—
Receivable for securities sold short	—	—	—
Receivable for investments sold	1,396,680	30,281	13,974
Reclaims receivable	—	—	—
Receivable from Manager	—	—	68,525
Prepaid expenses	21,553	17,908	17,162
Total Assets	65,412,775	47,490,845	6,954,449
Liabilities:			
Securities sold short, proceeds	$ —	$ —	$ —
Securities sold short	—	—	—
Unrealized loss on foreign currency contracts	—	—	—
Payable to custodian	—	—	—
Payable for fund shares repurchased	30,689	6,958	—
Payable for cover securities sold short	—	—	—
Payable for investments purchased	958,028	252,626	57,741
Collateral held for securities on loan	—	955,482	—
Accrued expenses and other liabilities:			
Trustees' retirement plan	4,037	824	103
Dividend payable on securities sold short	—	—	—
Manager fees	59,000	20,188	—
Transfer agent fees	86	1,923	1,139
Distribution and shareholder service fees	4,003	747	54
Trustees' fees	5,712	4,262	4,718
Administration and fund accounting fee	9,416	6,881	6,191
Other accrued expenses	19,838	5,535	45,118
Total Liabilities	1,090,809	1,255,426	115,064
Net Assets	$64,321,966	$46,235,419	$6,839,385
Net Assets Consist of:			
Capital	$53,145,087	$43,815,555	$5,804,738
Undistributed net investment income/(loss)	121,713	29,768	88,899
Accumulated net realized gains/(losses) on investments	2,664,227	(1,072,422)	150,320
Net unrealized appreciation/(depreciation) on investments	8,390,939	3,462,518	795,428
Net Assets	$64,321,966	$46,235,419	$6,839,385
Institutional Shares:			
Net Assets	$54,295,880	$44,425,615	$6,694,048
Shares Outstanding	4,396,251	4,796,708	562,771
Net Asset Value, Offering Price and Redemption Price per Share	$ 12.35	$ 9.26	$ 11.89
Adviser Shares:			
Net Assets	$ —	$ —	$ —
Shares Outstanding	—	—	—
Net Asset Value, Offering Price and Redemption Price per Share	$ —	$ —	$ —
Investor Shares:			
Net Assets	$10,026,086	$ 1,809,804	$ 145,337
Shares Outstanding	811,184	193,976	12,243
Net Asset Value, Offering Price and Redemption Price per Share	$ 12.36	$ 9.33	$ 11.87

[1] Includes securities on loan for Laudus Rosenberg U.S. Large Capitalization Growth Fund, Laudus Rosenberg U.S. Discovery Fund, Laudus Rosenberg U.S. Small Capitalization Fund and Laudus Rosenberg International Small Capitalization Fund of $933,718, $81,125,196, $33,785,954 and $110,520,116, respectively.

[2] Foreign currency at cost for Laudus Rosenberg International Equity Fund, Laudus Rosenberg International Small Capitalization Fund, and Laudus Rosenberg Global Long/Short Equity Fund was $459,178, $21,184,148, and $9,335,293, respectively.

See the accompanying notes to the financial statements.

	Laudus Rosenberg U.S. Discovery Fund	Laudus Rosenberg U.S. Small Capitalization Fund	Laudus Rosenberg International Equity Fund	Laudus Rosenberg International Small Capitalization Fund	Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund	Laudus Rosenberg Global Long/Short Equity Fund	Laudus Rosenberg Value Long/Short Equity Fund
	$ 794,114,038	$ 891,215,266	$31,864,622	$1,212,352,579	$26,675,850	$34,429,740	$203,425,132
	$ 945,840,344	$1,279,324,621	$38,420,360	$1,446,520,062	$29,476,962	$36,147,611	$238,030,095
	10,749,876	—	1,519,626	26,752,531	755,331	4,026,296	13,646,174
	956,590,220	1,279,324,621	39,939,986	1,473,272,593	30,232,293	40,173,907	251,676,269
	—	—	—	—	29,954,555	25,314,908	235,113,477
	83,107,644	34,693,294	—	116,439,578	—	—	—
	8,078	—	—	15,540	—	—	—
	—	—	461,635	21,237,297	—	9,300,719	—
	—	—	—	—	—	281,662	—
	831,289	1,241,181	177,712	4,295,220	70,523	118,004	524,470
	2,845,402	1,096,596	91,452	11,097,396	32,980	156,239	2,388,379
	—	—	—	—	215,577	512,247	10,915,166
	6,696,632	15,153,502	75,228	8,722,703	779,482	497,788	2,404,794
	—	—	12,736	183,021	—	12,072	—
	28,436	41,255	19,157	79,523	17,769	12,778	5,953
	1,050,107,701	1,331,550,449	40,777,906	1,635,342,871	61,303,179	76,380,324	503,028,508
	$ —	$ —	$ —	$ —	$28,795,865	$32,940,668	$221,138,380
	—	—	—	—	29,383,377	35,814,949	235,322,163
	—	—	—	—	—	4,373	—
	—	4,922,543	—	—	—	—	—
	693,806	730,603	78	627,361	—	77,553	119,909
	—	—	—	—	362,353	558,204	3,519,287
	7,319,355	8,964,642	151,211	13,935,617	218,903	635,876	11,221,744
	83,107,644	34,693,294	—	116,439,578	—	—	—
	32,005	109,135	2,489	58,510	2,116	1,927	12,623
	—	—	—	—	30,928	68,290	153,355
	701,508	958,570	34,807	1,156,901	19,589	52,725	302,897
	—	—	—	—	1,414	1,853	805
	109,347	170,394	7,181	316,631	4,723	4,355	24,056
	14,613	9,138	4,909	18,094	3,205	4,979	3,819
	33,532	78,893	15,903	35,871	8,049	16,066	11,998
	211,415	325,968	49,800	350,421	730	739	45,801
	92,223,225	50,963,180	266,378	132,938,984	30,035,387	37,241,889	250,738,457
	$ 957,884,476	$1,280,587,269	$40,511,528	$1,502,403,887	$31,267,792	$39,138,435	$252,290,051
	$ 796,024,663	$ 853,112,978	$32,497,283	$1,174,238,520	$30,588,208	$37,147,852	$282,478,470
	(32,005)	(137,207)	84,630	4,390,201	171,177	(347,272)	751,479
	(584,364)	39,502,143	(147,238)	62,789,040	(2,460,524)	(773,783)	(65,007,252)
	162,476,182	388,109,355	8,076,853	260,986,126	2,968,931	3,111,638	34,067,354
	$ 957,884,476	$1,280,587,269	$40,511,528	$1,502,403,887	$31,267,792	$39,138,435	$252,290,051
	$ 673,599,397	$ 918,812,651	$21,687,792	$ 698,063,580	$19,512,354	$28,279,265	$189,254,013
	35,035,950	65,305,642	1,838,581	33,286,513	1,614,904	2,298,074	17,753,821
	$ 19.23	$ 14.07	$ 11.80	$ 20.97	$ 12.08	$ 12.31	$ 10.66
	$ —	$ 49,952,431	$ —	$ —	$ —	$ —	$ —
	—	3,597,648	—	—	—	—	—
	$ —	$ 13.88	$ —	$ —	$ —	$ —	$ —
	$ 284,285,079	$ 311,822,187	$18,823,736	$ 804,340,307	$11,755,438	$10,859,170	$ 63,036,038
	14,909,889	22,637,725	1,598,689	38,785,314	970,298	893,323	5,977,205
	$ 19.07	$ 13.77	$ 11.77	$ 20.74	$ 12.12	$ 12.16	$ 10.55

Statement of Operations for the year ended 3/31/06

	Laudus Rosenberg U.S. Large Capitalization Fund	Laudus Rosenberg U.S. Large Capitalization Growth Fund	Laudus Rosenberg U.S. Large Capitalization Value Fund*	Laudus Rosenberg U.S. Discovery Fund
Investment Income:				
Dividends[1]	$ 837,954	$ 236,753	$ 124,046	$ 6,947,454
Interest	18,390	20,109	2,075	446,759
Securities lending	—	260	—	131,871
Total investment income	856,344	257,122	126,121	7,526,084
Expenses:				
Manager fees	353,689	153,513	41,241	5,541,812
Administration fees	12,643	3,494	1,835	125,656
Distribution and shareholder service fees (Investor Shares)	15,357	4,576	215	473,975
Service fees (Adviser Shares)	—	—	—	—
Professional fees	10,327	7,360	4,875	155,653
Custodian fees	52,187	12,292	23,045	216,402
Interest expense	7,896	—	—	—
Fund accounting fees	42,007	46,609	37,087	72,004
Registration and filing fees	27,399	21,305	2,466	82,290
Sub-accounting fees (Investor Shares)	6,985	1,702	119	176,824
Shareholder report fee	4,081	1,583	506	92,225
Transfer agent fees	15,276	13,760	11,015	102,575
Trustees' fees	4,937	4,246	3,445	30,214
Trustee Retirement Plan	814	353	103	10,618
Recouped by manager	—	—	—	121,725
Dividend expense for securities sold short	—	—	—	—
Other expenses	14,354	15,251	6,778	132,521
Total expenses before custody credits and waivers/reimbursements	567,952	286,044	132,730	7,334,494
Less custody credits	(2,455)	(688)	—	(732)
Less expenses waived/reimbursed by the Manager[2]	(70,080)	(76,629)	(105,744)	(2,314)
Net expenses	495,417	208,727	26,986	7,331,448
Net investment income/(loss)	360,927	48,395	99,135	194,636
Realized and Unrealized Gains/(Losses) on Investments				
Net realized gains on securities and foreign currency transactions	4,948,673	27,807	184,484	11,893,542
Net realized losses on securities sold short	—	—	—	—
Change in unrealized appreciation/(depreciation) on investments	1,301,859	2,884,447	795,428	127,182,922
Net realized and unrealized gains on investments	6,250,532	2,912,254	979,912	139,076,464
Change in Net Assets Resulting from Operations	$6,611,459	$2,960,649	$1,079,047	$139,271,100

* For the period May 2, 2005 (commencement of operations) through March 31, 2006.

[1] Net of foreign withholding tax for Laudus Rosenberg International Equity Fund, Laudus Rosenberg International Small Capitalization Fund, and Laudus Rosenberg Global Long/Short Equity Fund was $63,623, $1,562,135, and $148,542, respectively.

[2] Includes reimbursement of sub-accounting fees on Investor Shares.

See the accompanying notes to the financial statements.

Financial Statements—Statements of Operations continued

	Laudus Rosenberg U.S. Small Capitalization Fund	Laudus Rosenberg International Equity Fund	Laudus Rosenberg International Small Capitalization Fund	Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund	Laudus Rosenberg Global Long/Short Equity Fund	Laudus Rosenberg Value Long/Short Equity Fund
	$ 12,312,903	$ 818,923	$ 17,483,890	$ 397,051	$ 484,834	$ 2,002,163
	213,304	33,576	804,245	830,211	488,458	6,271,916
	505,162	—	777,134	—	—	—
	13,031,369	852,499	19,065,269	1,227,262	973,292	8,274,079
	11,109,627	268,906	9,068,500	236,646	418,967	2,817,721
	350,832	8,746	203,141	6,408	7,016	43,595
	739,979	34,180	1,345,367	23,524	19,286	112,855
	100,052					
	304,273	7,850	192,584	7,404	8,391	44,342
	223,442	134,398	1,075,451	11,630	21,455	66,758
	—	—	—	—	46,973	—
	69,123	82,099	170,297	42,794	99,800	65,038
	49,380	23,351	144,681	20,635	25,085	45,114
	286,156	17,203	546,241	9,693	6,605	34,397
	152,858	3,251	101,269	3,879	2,713	33,092
	163,943	14,874	188,203	17,690	17,066	48,113
	59,397	4,628	42,882	4,078	4,339	11,483
	21,277	545	16,004	408	482	3,238
	—	—	202,708	—	—	47,968
	—	—	—	342,986	255,070	2,170,608
	364,448	70,122	225,899	12,516	20,512	41,594
	13,994,787	670,153	13,523,227	740,291	953,760	5,585,916
	(127)	(153)	(12,439)	—	—	—
	—	(197,117)	—	(70,537)	(71,341)	(3,296)
	13,994,660	472,883	13,510,788	669,754	882,419	5,582,620
	(963,291)	379,616	5,554,481	557,508	90,873	2,691,459
	129,828,692	2,216,620	102,872,084	3,965,791	4,681,577	18,569,501
	—	—	—	(1,837,121)	(3,055,241)	(23,369,533)
	88,529,661	4,491,113	185,695,003	(1,069,485)	108,253	7,375,303
	218,358,353	6,707,733	288,567,087	1,059,185	1,734,589	2,575,271
	$217,395,062	$7,087,349	$294,121,568	$ 1,616,693	$ 1,825,462	$ 5,266,730

Statement of Changes in Net Assets

	Laudus Rosenberg U.S. Large Capitalization Fund		Laudus Rosenberg U.S. Large Capitalization Growth Fund		Laudus Rosenberg U.S. Large Capitalization Value Fund
	Year Ended March 31, 2006	Year Ended March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2005	Period Ended March 31, 2006*
Operations:					
Net investment income (loss)	$ 360,927	$ 428,197	$ 48,395	$ 29,497	$ 99,135
Net realized gains/(losses) from investments ..	4,948,673	2,535,289	27,807	(125,007)	184,484
Change in unrealized appreciation/(depreciation) from investments.........................	1,301,859	1,367,953	2,884,447	322,230	795,428
Change in net assets resulting from operations	6,611,459	4,331,439	2,960,649	226,720	1,079,047
Distributions to Shareholders from:					
Net investment income					
Institutional Shares	(303,600)	(377,788)	(23,348)	(24,040)	(10,558)
Adviser Shares	—	—	—	—	—
Investor Shares	(42,138)	(7,542)	—	(4,158)	—
	(345,738)	(385,330)	(23,348)	(28,198)	(10,558)
Net realized gains on investments					
Institutional Shares	(3,529,019)	(343,706)	—	—	(33,243)
Adviser Shares	—	—	—	—	—
Investor Shares	(668,587)	(9,148)	—	—	(599)
	(4,197,606)	(352,854)	—	—	(33,842)
Return of capital					
Institutional Shares	—	—	—	—	—
Adviser Shares	—	—	—	—	—
Investor Shares	—	—	—	—	—
	—	—	—	—	—
Change in net assets resulting from distributions...........................	(4,543,344)	(738,184)	(23,348)	(28,198)	(44,400)
Capital Transactions:					
Proceeds from shares issued					
Institutional Shares[1]	26,291,073	2,968,344	39,279,438	4,317,988	5,730,362
Adviser Shares	—	—	—	—	—
Investor Shares	8,190,489	2,321,290	673,860	1,084,265	203,857
	34,481,562	5,289,634	39,953,298	5,402,253	5,934,219
Distributions reinvested					
Institutional Shares	3,546,531	521,743	23,347	4,821	43,801
Adviser Shares	—	—	—	—	—
Investor Shares	706,567	16,117	—	4,144	599
	4,253,098	537,860	23,347	8,965	44,400
Value of shares redeemed					
Institutional Shares[1]	(21,993,309)	(6,720,579)	(2,637,973)	(4,415,905)	(101,212)
Adviser Shares	—	—	—	—	—
Investor Shares	(1,832,689)	(246,026)	(989,955)	(729,570)	(72,669)
	(23,825,998)	(6,966,605)	(3,627,928)	(5,145,475)	(173,881)
Change in net assets from capital transactions...........................	14,908,662	(1,139,111)	36,348,717	265,743	5,804,738
Change in net assets	16,976,777	2,454,144	39,286,018	464,265	6,839,385
Net Assets:					
Beginning of period	47,345,189	44,891,045	6,949,401	6,485,136	—
End of period	$ 64,321,966	$47,345,189	$46,235,419	$ 6,949,401	$6,839,385
Undistributed net investment income/(loss)	$ 121,713	$ 106,524	$ 29,768	$ 4,721	$ 88,577

* For the period May 2, 2005 (commencement of operations) through March 31, 2006.

[1] Amounts for the Institutional Shares of the Laudus Rosenberg U.S. Discovery Fund included $37,419,391 for shares redeemed in-kind during the year ended March 31, 2006.

See the accompanying notes to the financial statements.

	Laudus Rosenberg U.S. Discovery Fund		Laudus Rosenberg U.S. Small Capitalization Fund		Laudus Rosenberg International Equity Fund	
	Year Ended March 31, 2006	Year Ended March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2005
	$ 194,636	$ 341,670	$ (963,291)	$ 1,445,360	$ 379,616	$ 151,794
	11,893,542	2,091,732	129,828,692	150,828,583	2,216,620	1,113,542
	127,182,922	16,673,803	88,529,661	(36,465,193)	4,491,113	1,376,163
	139,271,100	19,107,205	217,395,062	115,808,750	7,087,349	2,641,499
	—	(497,171)	—	(2,204,683)	(199,844)	(69,286)
	—	(25,025)	—	—	(113,876)	(20,846)
	—	(522,196)	—	(2,204,683)	(313,720)	(90,132)
	(4,990,426)	(2,267,336)	(112,927,744)	(107,378,123)	—	—
	—	—	(5,842,269)	(4,547,584)	—	—
	(2,263,795)	(191,970)	(38,754,189)	(32,261,234)	—	—
	(7,254,221)	(2,459,306)	(157,524,202)	(144,186,941)	—	—
	(5,003,953)*	—	—	—	—	—
	—	—	—	—	—	—
	(2,269,931)*	—	—	—	—	—
	(7,273,884)	—	—	—	—	—
	(14,528,105)	(2,981,502)	(157,524,202)	(146,391,624)	(313,720)	(90,132)
	419,607,853	155,501,124	117,465,558	153,900,191	2,808,525	13,795,042
	—	—	15,001,645	6,390,720	—	—
	224,972,095	57,871,754	53,810,720	67,774,260	8,369,324	11,035,677
	644,579,948	213,372,878	186,277,923	228,065,171	11,177,849	24,830,719
	9,736,549	2,763,979	105,856,770	105,539,726	199,754	69,286
	—	—	4,545,331	3,355,703	—	—
	4,524,500	216,323	32,837,156	28,286,080	113,797	20,846
	14,261,049	2,980,302	143,239,257	137,181,509	313,551	90,132
	(97,053,288)	(15,094,664)	(297,001,646)	(243,438,336)	(1,250,508)	(9,404,551)
	—	—	(12,610,680)	(11,572,652)	—	—
	(43,374,609)	(3,313,776)	(86,444,438)	(63,211,612)	(5,088,188)	(2,277,154)
	(140,427,897)	(18,408,440)	(396,056,764)	(318,222,600)	(6,338,696)	(11,681,705)
	518,413,100	197,944,740	(66,539,584)	47,024,080	5,152,704	13,239,146
	643,156,095	214,070,443	(6,668,724)	16,441,206	11,926,333	15,790,513
	314,728,381	100,657,938	1,287,255,993	1,270,814,787	28,585,195	12,794,682
	$ 957,884,476	$ 314,728,381	$1,280,587,269	$1,287,255,993	$40,511,528	$ 28,585,195
	$ 194,636	$ —	$ (935,219)	$ —	$ 113,315	$ 47,419

* This amount reflects a portion of the distribution made from realized gains which for tax purpose are reclassified as a return of capital.

See the accompanying notes to the financial statements.

Financial Statements

Statement of Changes in Net Assets continued

	Laudus Rosenberg International Small Capitalization Fund	
	Year Ended March 31, 2006	Year Ended March 31, 2005
Operations:		
Net investment income/(loss)	$ 5,554,481	$ 877,750
Net realized gains/(losses) from investments	102,872,084	18,811,743
Change in unrealized appreciation/(depreciation) from investments	185,695,003	49,970,266
Change in net assets resulting from operations	294,121,568	69,659,759
Distributions to Shareholders from:		
Net investment income		
Institutional Shares	(1,827,823)	(391,031)
Adviser Shares	—	—
Investor Shares	(1,346,742)	(208,630)
	(3,174,565)	(599,661)
Net realized gains on investments		
Institutional Shares	(20,302,476)	(5,437,032)
Adviser Shares	—	—
Investor Shares	(31,601,336)	(6,811,538)
	(51,903,812)	(12,248,570)
Return of capital		
Institutional Shares	—	—
Adviser Shares	—	—
Investor Shares	—	—
	—	—
Change in net assets resulting from distributions	(55,078,377)	(12,848,231)
Capital Transactions:		
Proceeds from shares issued		
Institutional Shares	426,872,058	211,092,897
Adviser Shares	—	—
Investor Shares	492,233,451	317,506,524
	919,105,509	528,599,421
Distributions reinvested		
Institutional Shares	21,387,217	5,659,036
Adviser Shares	—	—
Investor Shares	31,911,673	6,658,840
	53,298,890	12,317,876
Value of shares redeemed		
Institutional Shares	(123,787,707)	(41,730,026)
Adviser Shares	—	—
Investor Shares	(211,668,183)	(82,747,971)
	(335,455,890)	(124,477,997)
Change in net assets from capital transactions	636,948,509	416,439,300
Change in net assets	875,991,700	473,250,828
Net Assets:		
Beginning of period	626,412,187	153,161,359
End of period	$1,502,403,887	$ 626,412,187
Undistributed net investment income/(loss)	$ 2,920,758	$ 540,842

See the accompanying notes to the financial statements.

	Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund		Laudus Rosenberg Global Long/Short Equity Fund		Laudus Rosenberg Value Long/Short Equity Fund	
	Year Ended March 31, 2006	Year Ended March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2005
	$ 557,508	$ (54,057)	$ 90,873	$ (229,788)	$ 2,691,459	$ (379,955)
	2,128,670	(56,359)	1,626,336	(199,801)	(4,800,032)	7,809,175
	(1,069,485)	1,367,755	108,253	835,304	7,375,303	(941,013)
	1,616,693	1,257,339	1,825,462	405,715	5,266,730	6,488,207
	(251,087)	—	(200,738)	—	(1,577,788)	—
	—	—	—	—	—	—
	(135,244)	—	(69,731)	—	(362,192)	—
	(386,331)	—	(270,469)	—	(1,939,980)	—
	—	—	—	—	—	—
	—	—	—	—	—	—
	—	—	—	—	—	—
	—	—	—	—	—	—
	—	—	—	—	—	—
	—	—	—	—	—	—
	—	—	—	—	—	—
	—	—	—	—	—	—
	(386,331)	—	(270,469)	—	(1,939,980)	—
	9,306,425	1,739,704	14,201,601	4,768,663	111,120,458	55,855,567
	—	—	—	—	—	—
	7,010,365	9,325,305	9,096,950	3,302,678	45,167,332	27,679,659
	16,316,790	11,065,009	23,298,551	8,071,341	156,287,790	83,535,226
	251,087	—	200,606	—	1,550,181	—
	—	—	—	—	—	—
	133,900	—	69,446	—	342,604	—
	384,987	—	270,052	—	1,892,785	—
	(3,189,183)	(10,458,623)	(2,435,287)	(2,528,093)	(28,990,015)	(53,731,082)
	—	—	—	—	—	—
	(8,611,151)	(5,824,603)	(4,783,293)	(5,776,482)	(18,131,133)	(28,010,140)
	(11,800,334)	(16,283,226)	(7,218,580)	(8,304,575)	(47,121,148)	(81,741,222)
	4,901,443	(5,218,217)	16,350,023	(233,234)	111,059,427	1,794,004
	6,131,805	(3,960,878)	17,905,016	172,481	114,386,177	8,282,211
	25,135,987	29,096,865	21,233,419	21,060,938	137,903,874	129,621,663
	$ 31,267,792	$ 25,135,987	$39,138,435	$21,233,419	$252,290,051	$137,903,874
	$ 171,177	$ —	$ (187,322)	$ (7,726)	$ 751,479	$ —

See the accompanying notes to the financial statements.

Financial Statements

Statement of Changes in Net Assets _{continued}

	Laudus Rosenberg U.S. Large Capitalization Fund		Laudus Rosenberg U.S. Large Capitalization Growth Fund	
	Year Ended March 31, 2006	Year Ended March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2005
Shares sold:				
Institutional	2,130,792	273,900	4,453,595	527,132
Adviser	—	—	—	—
Investor	666,482	202,406	74,734	137,256
	2,797,274	476,306	4,528,329	664,388
Issued upon reinvestment of distributions:				
Institutional	296,038	45,290	2,583	590
Adviser	—	—	—	—
Investor	58,881	1,394	—	502
	354,919	46,684	2,583	1,092
Shares redeemed:				
Institutional[1]	(1,810,387)	(597,178)	(285,643)	(540,385)
Adviser	—	—	—	—
Investor	(150,073)	(21,732)	(113,020)	(92,319)
	(1,960,460)	(618,910)	(398,663)	(632,704)
Change in shares:				
Institutional	616,443	(277,988)	4,170,535	(12,663)
Adviser	—	—	—	—
Investor	575,290	182,068	(38,286)	45,439
	1,191,733	(95,920)	4,132,249	32,776

* For the period May 2, 2005 (commencement of operations) through March 31, 2006.
[1] Amounts for the Institutional Shares of the Laudus Rosenberg U.S. Discovery Fund included 2,459,060 for shares redeemed in-kind during the year ended March 31, 2006.

See the accompanying notes to the financial statements.

	Laudus Rosenberg U.S. Large Capitalization Value Fund	Laudus Rosenberg U.S. Discovery Fund		Laudus Rosenberg U.S. Small Capitalization Fund		Laudus Rosenberg International Equity Fund	
	Period Ended March 31, 2006*	Year Ended March 31, 2006	Year Ended March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2005
	568,445	24,316,701	10,223,633	8,625,498	11,285,927	267,947	1,559,874
	—	—	—	1,104,116	474,733	—	—
	18,680	13,483,409	3,695,403	4,038,568	5,051,312	789,417	1,213,144
	587,125	37,800,110	13,919,036	13,768,182	16,811,972	1,057,364	2,773,018
	3,900	561,184	175,938	8,328,621	7,783,166	18,564	7,547
	—	—	—	362,178	249,495	—	—
	53	262,747	13,823	2,637,523	2,114,057	10,586	2,271
	3,953	823,931	189,761	11,328,322	10,146,718	29,150	9,818
	(9,574)	(5,907,480)	(1,002,866)	(21,868,787)	(17,904,388)	(119,864)	(1,067,184)
	—	—	—	(940,102)	(866,952)	—	—
	(6,490)	(2,505,790)	(215,766)	(6,436,504)	(4,729,392)	(500,810)	(256,233)
	(16,064)	(8,413,270)	(1,218,632)	(29,245,393)	(23,500,732)	(620,674)	(1,323,417)
	562,771	18,970,405	9,396,705	(4,914,668)	1,164,705	166,647	500,237
	—	—	—	526,192	(142,724)	—	—
	12,243	11,240,366	3,493,460	239,587	2,435,977	299,193	959,182
	575,014	30,210,771	12,890,165	(4,148,889)	3,457,958	465,840	1,459,419

See the accompanying notes to the financial statements.

Statement of Changes in Net Assets continued

	Laudus Rosenberg International Small Capitalization Fund		Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund	
	Year Ended March 31, 2006	Year Ended March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2005
Shares sold:				
Institutional	22,977,000	13,305,599	788,858	161,528
Investor	27,951,465	20,410,262	595,036	860,959
	50,928,465	33,715,861	1,383,894	1,022,487
Issued upon reinvestment of distributions:				
Institutional	1,162,349	375,019	21,479	—
Investor	1,752,426	445,110	11,415	—
	2,914,775	820,129	32,894	—
Shares redeemed:				
Institutional	(6,873,202)	(2,707,597)	(272,078)	(973,807)
Investor	(12,177,417)	(5,580,312)	(754,930)	(542,390)
	(19,050,619)	(8,287,909)	(1,027,008)	(1,516,197)
Change in shares:				
Institutional	17,266,147	10,973,021	538,259	(812,279)
Investor	17,526,474	15,275,060	(148,479)	318,569
	34,792,621	26,248,081	389,780	(493,710)

See the accompanying notes to the financial statements.

Laudus Rosenberg Global Long/Short Equity Fund		Laudus Rosenberg Value Long/Short Equity Fund	
Year Ended March 31, 2006	Year Ended March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2005
1,182,558	422,609	10,562,660	5,516,270
769,500	293,687	4,340,766	2,748,797
1,952,058	716,296	14,903,426	8,265,067
16,773	—	147,076	—
5,875	—	32,848	—
22,648	—	179,924	—
(204,380)	(228,087)	(2,752,771)	(5,394,490)
(412,483)	(524,213)	(1,752,709)	(2,867,557)
(616,863)	(752,300)	(4,505,480)	(8,262,047)
994,951	194,522	7,956,965	121,780
362,892	(230,526)	2,620,905	(118,760)
1,357,843	(36,004)	10,577,870	3,020

Financial Highlights as of 3/31/06

	Net Asset Value, Beginning of Period	Investment Activities			Less Dividends From			
		Net Investment Income/(Loss)	Net Realized and Unrealized Gains (Losses) on Investments	Total from Investment Activities	Net Investment Income	Net Realized Gains on Investments	Return of Capital	Total Dividends
Institutional Shares								
U.S. Large Capitalization Fund								
For the year ended March 31, 2006	$11.79	$ 0.10(6)	$ 1.62	$ 1.72	$(0.09)	$(1.07)	—	$(1.16)
For the year ended March 31, 2005	10.92	0.11(6)	0.94	1.05	(0.09)	(0.09)	—	(0.18)
For the year ended March 31, 2004	8.28	0.06(6)	2.62	2.68	(0.04)	—	—	(0.04)
June 19, 2002 to March 31, 2003 (1)	10.00	0.05(6)	(1.73)	(1.68)	(0.04)	—	—	(0.04)
U.S. Large Capitalization Growth Fund								
For the year ended March 31, 2006	8.07	0.02(6)	1.18	1.20	(0.01)	—	—	(0.01)
For the year ended March 31, 2005	7.84	0.04(6)	0.23	0.27	(0.04)	—	—	(0.04)
For the year ended March 31, 2004	5.95	0.06(6)	1.89	1.95	(0.06)	—	—	(0.06)
For the year ended March 31, 2003	7.77	0.07(6)	(1.83)	(1.76)	(0.06)	—	—	(0.06)
For the year ended March 31, 2002	7.70	0.06	0.07	0.13	(0.06)	—	—	(0.06)
U.S. Large Capitalization Value Fund								
Period ended March 31, 2006*	10.00	0.18(6)	1.79	1.97	(0.02)	(0.06)	—	(0.08)
U.S. Discovery Fund								
For the year ended March 31, 2006	15.96	0.02	3.58	3.60	—	(0.16)	(0.17)	(0.33)
For the year ended March 31, 2005	14.71	0.03(6)	1.44	1.47	(0.04)	(0.18)	—	(0.22)
For the year ended March 31, 2004	9.55	0.06(6)	5.26	5.32	(0.04)	(0.12)	—	(0.16)
For the year ended March 31, 2003	11.10	0.04(6)	(1.57)	(1.53)	(0.02)	—	—	(0.02)
September 4, 2001 to March 31, 2002 (1) ..	10.00	0.02	1.10	1.12	(0.02)	—	—	(0.02)
U.S. Small Capitalization Fund								
For the year ended March 31, 2006	13.50	—(7)	2.43	2.43	—	(1.86)	—	(1.86)
For the year ended March 31, 2005	13.82	0.03(6)	1.27	1.30	(0.03)	(1.59)	—	(1.62)
For the year ended March 31, 2004	8.98	0.05	5.03	5.08	(0.04)	(0.20)	—	(0.24)
For the year ended March 31, 2003	11.18	0.03(6)	(1.93)	(1.90)	(0.03)	(0.27)	—	(0.30)
For the year ended March 31, 2002	9.57	0.03(6)	2.17	2.20	(0.04)	(0.55)	—	(0.59)
International Equity Fund								
For the year ended March 31, 2006	9.63	0.14	2.15	2.29	(0.12)	—	—	(0.12)
For the year ended March 31, 2005	8.46	0.09(6)	1.12	1.21	(0.04)	—	—	(0.04)
For the year ended March 31, 2004	5.56	0.08(6)	2.90	2.98	(0.08)	—	—	(0.08)
For the year ended March 31, 2003	7.09	0.08(6)	(1.55)	(1.47)	(0.07)	—	—	(0.07)
For the year ended March 31, 2002	8.14	0.07(6)	(0.76)	(0.69)	(0.36)	—	—	(0.36)
International Small Capitalization Fund								
For the year ended March 31, 2006	16.89	0.13	4.95	5.08	(0.08)	(0.92)	—	(1.00)
For the year ended March 31, 2005	13.94	0.08(6)	3.53	3.61	(0.04)	(0.62)	—	(0.66)
For the year ended March 31, 2004	7.92	0.07(6)	6.04	6.11	(0.09)	—	—	(0.09)
For the year ended March 31, 2003	8.48	0.09(6)	(0.56)	(0.47)	(0.11)	—	—	(0.11)
For the year ended March 31, 2002	9.13	0.15(6)	(0.61)	(0.46)	(0.19)	—(7)	—	(0.19)
U.S. Large/Mid Capitalization Long/Short Equity Fund								
For the year ended March 31, 2006	11.44	0.25	0.58	0.83	(0.19)	—	—	(0.19)
For the year ended March 31, 2005	10.80	(0.01)(6)	0.65	0.64	—	—	—	—
For the year ended March 31, 2004	11.51	(0.06)(6)	(0.65)	(0.71)	—	—	—	—
For the year ended March 31, 2003	10.22	—(6),(7)	1.31	1.31	(0.03)	—	—	(0.03)
For the year ended March 31, 2002	9.61	0.18(6)	0.69	0.87	(0.26)	—	—	(0.26)
Global Long/Short Equity Fund								
For the year ended March 31, 2006	11.62	0.05(6)	0.75	0.80	(0.11)	—	—	(0.11)
For the year ended March 31, 2005	11.30	(0.12)(6)	0.44	(0.32)	—	—	—	—
For the year ended March 31, 2004	11.87	(0.12)(6)	(0.45)	(0.57)	—	—	—	—
For the year ended March 31, 2003	10.15	(0.03)(6)	1.73	1.70	—	—	—	—
For the year ended March 31, 2002	9.43	0.16	0.96	1.12	(0.40)	—	—	(0.40)
Value Long/Short Equity Fund								
For the year ended March 31, 2006	10.51	0.16(6)	0.09	0.25	(0.10)	—	—	(0.10)
For the year ended March 31, 2005	9.87	(0.03)(6)	0.67	0.64	—	—	—	—
For the year ended March 31, 2004	10.48	(0.05)(6)	(0.56)	(0.61)	—	—	—	—
For the year ended March 31, 2003	8.96	(0.02)(6)	1.54	1.52	—	—	—	—
For the year ended March 31, 2002	8.11	0.13(6)	0.94	1.07	(0.22)	—	—	(0.22)

 * For the period May 2, 2005 (commencement of operations) through March 31, 2006.
(1) From commencement of operations.
(2) Not annualized for periods less than one year.
(3) Annualized for periods less than one year.
(4) Includes interest expense and dividend expense on securities sold short.
(5) Portfolio turnover is calculated on the basis of the Fund as a whole without distinguishing between the classes of shares issued.
(6) Calculated based on the average shares outstanding during the period.
(7) Amount less than $0.005.
(8) Exclusive of nonrecurring account fees, extraordinary expenses, interest expense, and dividends on securities sold short.
(9) The ratios of Expenses before Waivers/Reimbursements and Expenses Net of Waivers/Reimbursements have been adjusted from 3.57% and 2.78%, respectively, to more appropriately reflect expenses incurred for the period.

See the accompanying notes to the financial statements.

Redemption Fees	Net Asset Value, End of Period	Total Return(2)	Net Assets, End of Period (000's)	Net Investment Income/(Loss) Net of Waivers/ Reimbursements(3)	Ratios/Supplemental Data Expenses before Waivers/ Reimbursements(3),(4)	Expenses Net of Waivers/ Reimbursements(3),(4)	Expenses Net of Waivers/ Reimbursements(3),(8)	Portfolio Turnover Rate(5)
$ —	$12.35	14.90%	$ 54,296	0.80%	1.14%	1.01%	0.99%	144.32%
—	11.79	9.66	44,559	0.96	1.23	0.99	0.99	127.89
—(7)	10.92	32.33	44,301	0.62	1.47	1.00	1.00	141.5
—	8.28	(16.78)	14,479	0.80	2.73	0.99	0.99	100.79
—	9.26	14.85	44,426	0.27	1.34	0.99	0.99	78.70
—(7)	8.07	3.42	5,056	0.53	2.34	0.99	0.99	77.81
—(7)	7.84	32.84	5,006	0.80	2.59	0.80	0.80	177.43
—	5.95	(22.68)	3,418	1.03	4.55	0.75	0.75	68.73
—	7.77	1.69	4,297	0.76	3.81	0.75	0.75	111.54
—	11.89	19.83	6,694	1.82	2.41	0.49	0.49	81.30
—	19.23	22.80	673,599	0.15	1.09	1.09	1.09	88.63
—(7)	15.96	9.98	256,444	0.23	1.20	1.14	1.14	62.60
—(7)	14.71	55.90	98,077	0.49	1.46	1.14	1.14	93.08
—	9.55	(13.83)	18,589	0.38	3.71	1.15	1.15	98.65
—	11.10	11.25	2,980	0.38	9.02	1.15	1.15	78.02
—	14.07	19.46	918,813	0.02	1.04	1.04	1.04	69.26
—(7)	13.50	9.36	948,225	0.20	1.09	1.09	1.09	68.09
—(7)	13.82	56.83	954,275	0.45	1.13	1.13	1.13	75.65
—	8.98	(17.10)	487,020	0.33	1.29	1.15	1.15	70.83
—	11.18	23.92	482,205	0.33	1.29	1.15	1.15	101.08
—	11.80	23.86	21,688	1.34	1.96	1.34	1.34	59.40
—(7)	9.63	14.36	16,094	0.96	2.69	1.34	1.34	52.06
0.01	8.46	53.81	9,914	1.12	4.32	1.35	1.35	107.02
0.01	5.56	(20.66)	6,368	1.24	5.30	1.35	1.35	138.85
—	7.09	(8.36)	7,882	0.94	4.13	1.35	1.35	132.84
—	20.97	30.90	698,064	0.85	1.25	1.25	1.25	101.86
—(7)	16.89	26.52	270,646	0.50	1.55	1.49	1.49	59.70
—(7)	13.94	77.37	70,382	0.65	1.94	1.47	1.47	102.50
0.02	7.92	(5.36)	20,562	1.09	2.60	1.50	1.50	129.34
—	8.48	(4.80)	28,027	1.71	2.24	1.50	1.50	147.52
—	12.08	7.29	19,512	2.50	3.01	2.71	1.24	212.62
—(7)	11.44	5.93	12,312	(0.13)	3.23	2.94	1.24	180.14
—(7)	10.80	(6.17)	20,404	(0.57)	3.22	2.82	1.25	189.35
0.01	11.51	12.90	26,736	0.01	3.59	2.67	1.25	185.66
—	10.22	9.20	10,037	1.87	2.84	1.95	1.25	313.22
—	12.31	6.91	28,279	0.42	3.31	3.06	1.99	178.43
—	11.62	2.83	15,140	(1.04)	4.38	3.82	1.99	152.24
—(7)	11.30	(4.80)	12,527	(1.11)	3.69(9)	2.91(9)	1.81	175.85
0.02	11.87	16.95	13,491	(0.28)	4.04	2.50	1.50	189.09
—	10.15	12.21	10,514	1.67	3.19	1.93	1.50	231.34
—	10.66	2.41	189,254	1.51	2.89	2.89	1.74	121.80
—(7)	10.51	6.48	102,974	(0.28)	3.04	2.98	1.74	111.19
—(7)	9.87	(5.82)	95,541	(0.46)	2.88	2.77	1.75	76.36
—	10.48	16.96	92,356	(0.15)	2.72	2.42	1.74	209.95
—	8.96	13.53	69,629	1.61	2.49	2.18	1.75	126.45

See the accompanying notes to the financial statements.

Financial Highlights as of 3/31/06

	Net Asset Value, Beginning of Period	Investment Activities			Less Dividends From			
		Net Investment Income/(Loss)	Net Realized and Unrealized Gains (Losses) on Investments	Total from Investment Activities	Net Investment Income	Net Realized Gains on Investments	Return of Capital	Total Dividends
Adviser Shares								
U.S. Small Capitalization Fund								
For the year ended March 31, 2006	$13.38	$(0.02)	$ 2.38	$ 2.36	$ —	$(1.86)	—	$(1.86)
For the year ended March 31, 2005	13.71	—(6),(7)	1.26	1.26	—	(1.59)	—	(1.59)
For the year ended March 31, 2004	8.91	0.02	5.00	5.02	(0.02)	(0.20)	—	(0.22)
For the year ended March 31, 2003	11.12	0.01(6)	(1.93)	(1.92)	(0.02)	(0.27)	—	(0.29)
For the year ended March 31, 2002	9.53	—(6)	2.17	2.17	(0.03)	(0.55)	—	(0.58)
Investor Shares								
U.S. Large Capitalization Fund								
For the year ended March 31, 2006	11.81	0.06(6)	1.63	1.69	(0.07)	(1.07)	—	(1.14)
For the year ended March 31, 2005	10.96	0.08(6)	0.93	1.01	(0.07)	(0.09)	—	(0.16)
For the year ended March 31, 2004	8.31	0.02(6)	2.63	2.65	—	—	—	—
July 31, 2002 to March 31, 2003 (1)	8.88	0.05(6)	(0.62)	(0.57)	—	—	—	—
U.S. Large Capitalization Growth Fund								
For the year ended March 31, 2006	8.15	(0.01)(6)	1.19	1.18	—	—	—	—
For the year ended March 31, 2005	7.92	0.02(6)	0.23	0.25	(0.02)	—	—	(0.02)
August 15, 2003 to March 31, 2004 (1)	6.95	0.09(6)	0.92	1.01	(0.04)	—	—	(0.04)
U.S. Large Capitalization Value Fund								
Period ended March 31, 2006*	10.00	0.13(6)	1.80	1.93	—	(0.06)	—	(0.06)
U.S. Discovery Fund								
For the year ended March 31, 2006	15.88	(0.03)	3.55	3.52	—	(0.16)	(0.17)	(0.33)
For the year ended March 31, 2005	14.66	(0.05)(6)	1.47	1.42	(0.02)	(0.18)	—	(0.20)
For the year ended March 31, 2004	9.53	0.01(6)	5.24	5.25	—	(0.12)	—	(0.12)
For the year ended March 31, 2003	11.08	0.02(6)	(1.57)	(1.55)	—	—	—	—
October 3, 2001 to March 31, 2002 (1)	9.38	—	1.72	1.72	(0.02)	—	—	(0.02)
U.S. Small Capitalization Fund								
For the year ended March 31, 2006	13.30	(0.04)	2.37	2.33	—	(1.86)	—	(1.86)
For the year ended March 31, 2005	13.65	(0.02)(6)	1.26	1.24	—	(1.59)	—	(1.59)
For the year ended March 31, 2004	8.88	0.01	4.98	4.99	(0.02)	(0.20)	—	(0.22)
For the year ended March 31, 2003	11.08	—(6),(7)	(1.92)	(1.92)	(0.01)	(0.27)	—	(0.28)
For the year ended March 31, 2002	9.50	—(6)	2.15	2.15	(0.02)	(0.55)	—	(0.57)
International Equity Fund								
For the year ended March 31, 2006	9.61	0.10	2.14	2.24	(0.08)	—	—	(0.08)
For the year ended March 31, 2005	8.47	0.06(6)	1.11	1.17	(0.03)	—	—	(0.03)
For the year ended March 31, 2004	5.57	0.03(6)	2.95	2.98	(0.08)	—	—	(0.08)
For the year ended March 31, 2003	7.05	0.07(6)	(1.54)	(1.47)	(0.02)	—	—	(0.02)
For the year ended March 31, 2002	8.13	0.05(6)	(0.78)	(0.73)	(0.35)	—	—	(0.35)
International Small Capitalization Fund								
For the year ended March 31, 2006	16.73	0.08	4.89	4.97	(0.04)	(0.92)	—	(0.96)
For the year ended March 31, 2005	13.83	0.03(6)	3.51	3.54	(0.02)	(0.62)	—	(0.64)
For the year ended March 31, 2004	7.87	0.03(6)	6.01	6.04	(0.08)	—	—	(0.08)
For the year ended March 31, 2003	8.43	0.08(6)	(0.57)	(0.49)	(0.09)	—	—	(0.09)
For the year ended March 31, 2002	9.09	0.07(6)	(0.55)	(0.48)	(0.18)	—(7)	—	(0.18)
U.S. Large/Mid Capitalization Long/Short Equity Fund								
For the year ended March 31, 2006	11.46	0.22	0.59	0.81	(0.15)	—	—	(0.15)
For the year ended March 31, 2005	10.86	(0.04)(6)	0.64	0.60	—	—	—	—
For the year ended March 31, 2004	11.61	(0.10)(6)	(0.65)	(0.75)	—	—	—	—
For the year ended March 31, 2003	10.34	(0.05)(6)	1.33	1.28	(0.02)	—	—	(0.02)
For the year ended March 31, 2002	9.73	0.10(6)	0.76	0.86	(0.25)	—	—	(0.25)
Global Long/Short Equity Fund								
For the year ended March 31, 2006	11.49	0.01(6)	0.74	0.75	(0.08)	—	—	(0.08)
For the year ended March 31, 2005	11.21	(0.17)(6)	0.43	0.26	—	—	—	—
For the year ended March 31, 2004	11.81	(0.17)(6)	(0.43)	(0.60)	—	—	—	—
For the year ended March 31, 2003	10.13	(0.09)(6)	1.75	1.66	—	—	—	—
August 31, 2001 to March 31, 2002 (1)	10.19	0.01(6)	0.32	0.33	(0.39)	—	—	(0.39)
Value Long/Short Equity Fund								
For the year ended March 31, 2006	10.41	0.12(6)	0.10	0.22	(0.08)	—	—	(0.08)
For the year ended March 31, 2005	9.81	(0.06)(6)	0.66	0.60	—	—	—	—
For the year ended March 31, 2004	10.43	(0.09)(6)	(0.53)	(0.62)	—	—	—	—
For the year ended March 31, 2003	8.95	(0.05)(6)	1.53	1.48	—	—	—	—
For the year ended March 31, 2002	8.10	0.09(6)	0.96	1.05	(0.20)	—	—	(0.20)

* For the period May 2, 2005 (commencement of operations) through March 31, 2006.
(1) From commencement of operations.
(2) Not annualized for periods less than one year.
(3) Annualized for periods less than one year.
(4) Includes interest expense and dividend expense on securities sold short.
(5) Portfolio turnover is calculated on the basis of the Fund as a whole without distinguishing between the classes of shares issued.
(6) Calculated based on the average shares outstanding during the period.
(7) Amount less than $0.005.
(8) Exclusive of nonrecurring account fees, extraordinary expenses, interest expense, and dividends on securities sold short.
(9) The ratios of Expenses before Waivers/Reimbursements and Expenses Net of Waivers/Reimbursements have been adjusted from 3.89% and 3.11%, respectively, to more appropriately reflect expenses incurred for the period.

See the accompanying notes to the financial statements.

					Ratios/Supplemental Data			
Redemption Fees	Net Asset Value, End of Period	Total Return(2)	Net Assets, End of Period (000's)	Net Investment Income/(Loss) Net of Waivers/ Reimbursements(3)	Expenses before Waivers/ Reimbursements(3),(4)	Expenses Net of Waivers/ Reimbursements(3),(4)	Expenses Net of Waivers/ Reimbursements(3),(8)	Portfolio Turnover Rate(5)
$ —	$13.88	19.09%	$ 49,952	(0.24)%	1.32%	1.32%	1.32%	69.26%
—(7)	13.38	9.12	41,104	(0.01)	1.31	1.31	1.31	68.09
—(7)	13.71	56.53	44,059	0.19	1.40	1.40	1.40	75.65
—	8.91	(17.35)	25,973	0.07	1.54	1.40	1.40	70.83
—	11.12	23.61	17,695	0.05	1.53	1.39	1.39	101.08
—	12.36	14.57	10,026	0.50	1.52	1.34	1.33	144.32
—	11.81	9.22	2,786	0.69	1.58	1.35	1.35	127.89
—(7)	10.96	31.89	590	0.24	1.51	1.25	1.25	141.50
—	8.31	(6.42)	666	0.87	3.05	1.25	1.25	100.79
—	9.33	14.48	1,810	(0.12)	1.91	1.33	1.33	78.70
—(7)	8.15	3.14	1,894	0.21	2.68	1.32	1.32	77.81
—(7)	7.92	14.50	1,479	1.12	2.72	1.11	1.39	177.43
—	11.87	19.33	145	1.31	2.78	0.96	0.96	81.30
—	19.07	22.40	284,285	(0.20)	1.43	1.43	1.43	88.63
—(7)	15.88	9.70	58,284	(0.30)	1.55	1.49	1.49	62.60
—(7)	14.66	55.22	2,581	0.04	1.63	1.40	1.40	93.08
—	9.53	(13.99)	104	0.20	6.18	1.40	1.40	98.65
—	11.08	18.34	98	0.03	10.26	1.40	1.40	78.02
—	13.77	18.98	311,822	(0.33)	1.39	1.39	1.39	69.26
—(7)	13.30	9.00	297,927	(0.15)	1.43	1.43	1.43	68.09
—(7)	13.65	56.40	272,481	0.11	1.47	1.47	1.47	75.65
—	8.88	(17.42)	136,293	(0.02)	1.63	1.49	1.49	70.83
—	11.08	23.50	108,449	(0.05)	1.65	1.51	1.51	101.08
—	11.77	23.41	18,824	1.02	2.33	1.72	1.72	59.40
—(7)	9.61	13.79	12,491	0.65	2.96	1.72	1.72	52.06
0.02	8.47	53.61	2,881	0.45	4.46	1.59	1.59	107.02
0.01	5.57	(20.73)	17	1.06	5.27	1.60	1.60	138.85
—	7.05	(8.83)	18	0.64	4.27	1.60	1.60	132.84
—	20.74	30.48	804,340	0.42	1.60	1.60	1.60	101.86
—(7)	16.73	26.16	355,766	0.20	1.88	1.83	1.83	59.70
—(7)	13.83	76.91	82,780	0.28	2.18	1.75	1.75	102.50
0.02	7.87	(5.53)	16,834	0.99	2.93	1.78	1.78	129.34
—	8.43	(5.08)	6,334	0.79	2.67	1.78	1.78	147.52
—	12.12	7.09	11,755	2.14	3.31	3.02	1.59	212.62
—(7)	11.46	5.52	12,824	(0.33)	3.55	3.26	1.61	180.14
—(7)	10.86	(6.46)	8,693	(0.93)	3.51	3.12	1.55	189.35
0.01	11.61	12.49	16,251	(0.45)	3.91	3.07	1.54	185.66
—	10.34	8.96	471	0.99	3.42	2.42	1.56	313.22
0	12.16	6.58	10,859	0.10	3.68	3.41	2.29	178.43
0.02	11.49	2.50	6,094	(1.57)	4.80	4.27	2.34	152.24
—(7)	11.21	(5.08)	8,533	(1.50)	4.01(9)	3.23(9)	2.14	175.85
0.02	11.81	16.58	9,474	(0.80)	4.42	2.92	1.80	189.09
—	10.13	3.58	7	0.22	4.43	2.34	1.75	231.34
—	10.55	2.08	63,036	1.17	3.22	3.22	2.06	121.80
—(7)	10.41	6.12	34,930	(0.55)	3.37	3.30	2.06	111.19
—(7)	9.81	(5.94)	34,081	(0.90)	3.18	3.06	2.05	76.36
—	10.43	16.54	38,473	(0.43)	2.97	2.69	2.02	209.95
—	8.95	13.24	5,355	1.05	2.79	2.48	2.04	126.45

See the accompanying notes to the financial statements.

Notes to Financial Statements as of 3/31/06

1. Organization.

Laudus Trust, (the "Trust") was established as a Massachusetts business trust under the laws of Massachusetts on April 1, 1988. The Trust is an open-end diversified management investment company consisting of eleven portfolios, ten of which were operational as of March 31, 2006 (individually, a "Fund" and collectively the "Funds");

Laudus Rosenberg U.S. Large Capitalization Fund,
Laudus Rosenberg U.S. Large Capitalization Growth Fund,
Laudus Rosenberg U.S. Large Capitalization Value Fund,
Laudus Rosenberg U.S. Discovery Fund,
Laudus Rosenberg U.S. Small Capitalization Fund,
Laudus Rosenberg International Equity Fund,
Laudus Rosenberg International Small Capitalization Fund,
Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund,
Laudus Rosenberg Global Long/Short Equity Fund,
Laudus Rosenberg Value Long/Short Equity Fund.

As of March 31, 2006, the Laudus Rosenberg U.S. Long/Short Equity Fund was not operational. As of October 15, 2004, the Laudus Rosenberg U.S. Small Capitalization Fund and as of December 31, 2005, the Laudus Rosenberg International Small Capitalization Fund were closed to new investors. As of May 1, 2006, the Laudus Rosenberg U.S. Discovery Fund was closed to new investors.

Each Fund is authorized to issue an unlimited number of Institutional Shares and Investor Shares of no par value, and the Laudus Rosenberg U.S. Small Capitalization Fund is also authorized to issue an unlimited number of Adviser Shares of no par value. Each class of shares generally has identical rights and preferences, except that each class is subject to different eligibility conditions, bear different distribution and sub-transfer agent expenses, and has separate voting rights on matters pertaining solely to that class of shares.

Under the Funds' organizational documents, its officers and trustees are indemnified against certain liabilities arising out of the performance of their duties to the Funds. In addition, in the normal course of business, the Funds enter into contracts with their vendors and others that provide for general indemnifications. The Funds' maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Funds. However, based on experience, the Funds expect that risk of loss to be remote.

2. Significant Accounting Policies.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual amounts could differ from those estimates. The following is a summary of significant accounting policies followed by the Trust in the preparation of its financial statements.

Security Valuation

Each Fund uses approved pricing services to provide values for its portfolio securities. Current market values are generally determined by the approved pricing services as follows: securities traded on stock exchanges are valued at the last-quoted sales price on the exchange on which such securities are primarily traded (closing values), or, lacking any sales, at the mean between the bid and ask prices; securities traded in the over-the-counter market are valued at the last sales price that day, or, if there are no sales that day, at the mean between the bid and ask prices. In addition, securities that are primarily traded on foreign exchanges are generally valued at the preceding closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate. Securities may be fair valued pursuant to procedures approved by the Funds' Board of Trustees when approved pricing services do not provide a value for a security, a furnished price appears manifestly incorrect or events occur prior to the close of the New York Stock Exchange that materially affect the furnished price. The Funds have engaged a third party fair value service provider to systematically recommend the adjustment of closing market prices of securities traded principally in foreign markets. The Board of Trustees regularly reviews fair value determinations made by the Funds pursuant to the procedures.

Other investment companies are valued at their respective net asset values as determined by those funds, in accordance with the Investment Company Act of 1940 for a given day.

Security Transactions and Related Investment Income

Changes in holdings of portfolio securities are reflected no later than on the first business day following the trade date. However, for financial reporting purposes, portfolio security transactions are reported on trade date. Net realized gains or losses from sales of securities are determined on the specific identification cost method. Interest income and expenses are recognized on the accrual basis. Dividend income less foreign taxes withheld (if any) is recorded on the ex-dividend date. Interest income is recorded as earned and includes premium amortization and discount accretion.

Foreign Currency Transactions

The accounting records of the Funds are maintained in U.S. dollars. All monetary items denominated in foreign currencies are translated to U.S. dollars based upon the prevailing exchange rate at the close of each business day. Net realized gains and losses on foreign currency transactions represent net gains and losses from currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. Further, the effects of changes in foreign currency exchange rates on investments in securities are not bifurcated in the Statement of Operations from the effects of changes in market prices of those securities, but are included with the net realized gain or loss and unrealized appreciation or depreciation on investments.

Forward Foreign Currency Contracts

Forward foreign currency contracts are valued at the daily exchange rate of the underlying currency. The forward foreign currency contracts are adjusted by the daily exchange rate of the underlying currency and any gains or losses are recorded for financial statement purposes as unrealized appreciation or depreciation until the contractual settlement date. Gains or losses from the purchase or sale of forward foreign currency contracts are recorded as realized on the settlement date.

Foreign Securities

The Laudus Rosenberg International Equity Fund, Laudus Rosenberg International Small Capitalization Fund, and Laudus Rosenberg Global Long/Short Equity Fund pursue their respective objectives by investing in foreign securities. Investments in securities of foreign issuers involve certain risks that are less significant for investments in securities of U.S. issuers. These include risks of adverse changes in foreign economic, political, regulatory and other conditions, changes in currency exchange rates or exchange control regulations (including currency blockage). The Funds may be unable to obtain and enforce judgments against foreign entities, and issuers of foreign securities are subject to different, and often less comprehensive, accounting, reporting and disclosure requirements than domestic issuers. Also, the securities of some foreign companies may be less liquid and at times more volatile than securities of comparable U.S. companies.

Real Estate Investment Trusts

Several Funds own shares of real estate investment trusts (''REITs'') which report information on the source of their distributions annually. Certain distributions received from REITs during the year, which are known to be a return of capital, are recorded as a reduction to the cost of the individual REIT.

Repurchase Agreements

In a repurchase agreement, a Fund buys a security from another party (usually a financial institution) with the agreement that the security will be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The Funds' repurchase agreements are collateralized by U.S. Government Securities. All collateral is held by the Funds' Custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

Short Sales

The Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund, Laudus Rosenberg Global Long/Short Equity Fund and Laudus Rosenberg Value Long/Short Equity Fund are authorized to engage in short sales. Short sales are transactions in which a Fund sells a security it does not own in anticipation of a decline in the market value of that security. To complete such a transaction, the Fund must borrow the security to deliver to the buyer upon the short sale; the Fund is then obligated to replace the security borrowed by purchasing the security at its current market value sometime in the future. The Fund will incur a loss if the price of the security increases between the date of the short sale and the date on which the Fund replaces the borrowed security. The Fund will realize a gain if the price of the security declines between those dates. The potential for losses associated with short positions is much greater than the original value of the securities sold short and may exceed the market value of securities sold short recorded in the Statement of Assets and Liabilities. Until the Fund replaces the borrowed security, the Fund will maintain a segregated account at the Custodian Bank with cash, U.S. Government Securities and/or securities held long by the portfolio to sufficiently cover its short position on a daily basis. The collateral for the securities sold short includes the *Deposits with Broker and Custodian Bank* as shown in the Statement of Assets and Liabilities and the securities held long as shown in the Statement of Portfolio Investments. Interest accrued or dividends paid on Securities Sold Short are recorded as an expense on the Fund's records.

Securities Lending

Under the Securities Lending Program, securities held by the Laudus Rosenberg U.S. Large Capitalization Growth Fund, the Laudus Rosenberg U.S. Discovery Fund, the Laudus Rosenberg U.S. Small Capitalization Fund and the Laudus Rosenberg International Small Capitalization Fund are loaned by State Street Bank, as agent, to certain brokers (the ''Borrowers''). The Borrowers provide cash or U.S. Government securities as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities.

The cash collateral of securities loaned is invested in high quality, short-term investments such as money market funds and U.S. government securities. The investments of collateral are marked-to-market daily and the value of the collateral must be at least 100% of the market value of the loaned securities each day.

At March 31, 2006, the following Funds had collateral and loans outstanding of:

	Value of Collateral	Value of Loaned Securities
Laudus Rosenberg U.S. Large Capitalization Growth Fund . . .	$ 955,482	$ 933,718
Laudus Rosenberg U.S. Discovery Fund	83,107,644	81,125,196
Laudus Rosenberg U.S. Small Capitalization Fund	34,693,294	33,785,954
Laudus Rosenberg International Small Capitalization Fund	116,439,578	110,520,116

Expense, Investment Income and Gain/Loss Allocation

Expenses directly attributable to a Fund are charged to that Fund; expenses not directly attributable to a Fund are allocated proportionately among each Fund within the Trust in relation to the net assets of each Fund or on another reasonable basis. Expenses specific to a class are charged to that class. Expenses other than class specific expenses are allocated daily to each class based upon the proportion of relative net assets or another reasonable basis. The investment income and expenses of the Fund (other than class specific expenses charged to a class) and realized and unrealized gains and losses on investments of the Fund are allocated to each class of shares based upon relative net assets on the date income is earned, or expenses and realized/unrealized gains and losses are incurred.

Dividends and Distributions

Dividends and distributions to shareholders are recorded on the ex-dividend date. Dividends and distributions are made annually on a tax basis, which may differ from distribution amounts determined under accounting principles generally accepted in the United States of America. These differences are primarily due to differing treatments for foreign currency transactions, REITs, and wash sales for book and tax purposes.

Federal Income Taxes

It is the Funds' policy to comply with the requirements of the Internal Revenue Code under Subchapter M, applicable to regulated investments companies, and to distribute substantially all of its taxable income, including any net realized gain on investments, to its shareholders. Therefore, no provisions are made for federal income taxes.

3. Management, Administration, Fund Accounting, Distribution and Shareholder Service Agreements.

The Trust's Board of Trustees oversees the general conduct of the Trust and the Funds.

Charles Schwab Investment Management, Inc. ("CSIM" or the "Manager") is the investment adviser of the Funds and manages the Funds' business, subject to the supervision of the Board of Trustees. AXA Rosenberg Investment Management LLC ("AXA Rosenberg"), the Funds' sub-adviser, provides day-to-day portfolio management services to the Funds, subject to the supervision of CSIM.

The Funds pay CSIM an advisory fee for these services on a monthly basis. CSIM — and not the Funds — pays a portion of the advisory fees it receives to AXA Rosenberg in return for its services.

The table below sets forth the advisory fee payable to CSIM by each Fund.

	Agreement Rate*
Laudus Rosenberg U.S. Large Capitalization Fund	1st $1 billion-0.75% Over $1 billion-0.70% Over $2 billion-0.675%
Laudus Rosenberg U.S. Large Capitalization Growth Fund	1st $1 billion-0.75% Over $1 billion-0.70% Over $2 billion-0.675%
Laudus Rosenberg U.S. Large Capitalization Value Fund	1st $1 billion-0.75% Over $1 billion-0.70% Over $2 billion-0.675%
Laudus Rosenberg U.S. Discovery Fund	1st $1 billion-0.90% Over $1 billion-0.85%
Laudus Rosenberg U.S. Small Capitalization Fund	0.90%
Laudus Rosenberg International Equity Fund	1st $1 billion-0.85% Over $1 billion-0.80% Over $2 billion-0.775%
Laudus Rosenberg International Small Capitalization Fund	1st $500 million-1.00% Over $500 million-0.95%
Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund	1st $500 million-1.00% Over $500 million-0.95%
Laudus Rosenberg Global Long/Short Equity Fund	1st $500 million-1.50% Over $500 million-1.45%
Laudus Rosenberg Value Long/Short Equity Fund	1st $500 million-1.50% Over $500 million-1.45%

* The advisory fee payable to CSIM varies based on fund assets.

The Funds may, from time to time, execute portfolio trades with affiliated brokers/dealers. For the period ended March 31, 2006, the Funds paid $54,893, in aggregate, for brokerage fees on the execution of portfolio trades with affiliated brokers/dealers.

CSIM has contractually agreed, until at least July 30, 2007, to waive its management fee and bear certain expenses and fees of each Fund. As such, CSIM further agrees to reimburse the Funds to limit the annual expenses, exclusive of nonrecurring account fees, fees on securities transactions such as exchange fees, dividends and interest on securities sold short, service fees, interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of the Fund's business as follows:

	Institutional Shares	Investor Shares
Laudus Rosenberg U.S. Large Capitalization Fund	0.99%	1.29%
Laudus Rosenberg U.S. Large Capitalization Growth Fund	0.99%	1.29%
Laudus Rosenberg U.S. Large Capitalization Value Fund	0.99%	1.29%
Laudus Rosenberg U.S. Discovery Fund	1.14%	1.44%
Laudus Rosenberg U.S. Small Capitalization Fund**	1.14%	1.44%
Laudus Rosenberg International Equity Fund	1.34%	1.64%
Laudus Rosenberg International Small Capitalization Fund	1.49%	1.79%
Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund	1.24%	1.54%
Laudus Rosenberg Global Long/Short Equity Fund	1.99%	2.29%
Laudus Rosenberg Value Long/Short Equity Fund	1.74%	2.04%

** There is no Expense Limit for Adviser Shares of the Laudus Rosenberg U.S. Small Capitalization Fund.

The above expense limitations with respect to the Investor shares were implemented effective January 3, 2006. Operating expense ratios of the Investor shares for the year ended March 31, 2006 which are stated in the financial highlights reflect a blended rate.

Any amounts waived or reimbursed in a particular fiscal year will be subject to repayment through the next two fiscal years, to the extent that the repayment will not cause the Fund's net expenses to exceed the current limit (as stated in CSIM's contractual undertaking) during the respective year. As of March 31, 2006, the balance of recoupable expenses is as follows:

	Expires 3/31/07	Expires 3/31/08
Laudus Rosenberg U.S. Large Capitalization Fund	$108,272	$ 70,080
Laudus Rosenberg U.S. Large Capitalization Growth Fund	89,616	76,629
Laudus Rosenberg U.S. Large Capitalization Value Fund	—	105,744
Laudus Rosenberg U.S. Discovery Fund	—	2,314
Laudus Rosenberg International Equity Fund	231,815	197,117
Laudus Rosenberg International Small Capitalization Fund	—	—
Laudus Rosenberg U.S. Large/ Mid Capitalization Long/Short Equity Fund	73,659	70,537
Laudus Rosenberg Global Long/Short Equity Fund	104,929	71,341
Laudus Rosenberg Value Long/Short Equity Fund	24,004	3,296

Effective October 1, 2005, State Street Bank & Trust Company serves as the Trust's administrator and assists the Trust in all aspects of its administration and operation. Prior to October 1, 2005, BISYS Fund Services Ohio, Inc. ("BISYS") performed these services.

Effective October 1, 2005, State Street Bank & Trust Company also serves as the Trust's fund accountant. Prior to October 1, 2005, BISYS performed these services.

Effective October 10, 2005, Boston Financial Data Services, Inc. performs the transfer agent services. Prior to October 10, 2005, BISYS performed these services.

The Trust has a Distribution and Shareholder Service Plan with respect to its Investor Shares pursuant to Rule 12b-1 under the 1940 Act. The Investor Shares of the Funds are sold on a continuous basis by the Trust's Distributor. Effective October 1, 2005 ALPS Distributors, Inc. serves as the Distributor. Prior to October 1, 2005, Laudus Distributor, Inc. served as the Distributor. Under the Distribution and Shareholder Service Plan, the Funds pay distribution and shareholder servicing fees in connection with the sale and servicing of the Investor Shares. The annual Distribution and Shareholder Service Fee consists of up to 0.25% of the respective average daily net assets of the Investor Shares. In addition, the Trustees have authorized each Fund to pay up to 0.15% of its average daily net assets attributable to Investor Shares for

sub-transfer agent and sub-accounting services in connection with such shares.

Various service organizations act as servicing agents of the Adviser Shares of the Laudus Rosenberg U.S. Small Capitalization Fund. Such shares are subject to an annual Service Fee of up to 0.25% of the average daily net assets attributable to such shares in accordance with a Service Plan adopted by the Trust. In addition, the Trustees have authorized the Fund to pay up to 0.05% of its average daily net assets attributable to Adviser Shares for sub-transfer and sub-accounting services in connection with such shares.

Interested Trustees and officers of the Trust do not receive compensation from the Trust. The Trust pays each Independent Trustee aggregate compensation of $55,000 per year. This sum includes a quarterly retainer fee of $8,788 and an additional $3,790 for each regular meeting attended.

In addition, a retirement plan has been instituted for all of the Independent Trustees of the Trust and Trustees of the Laudus Variable Insurance Trust (the "Retirement Plan"). Under the terms of the Retirement Plan, upon retirement or other termination from service from the Trust and Laudus Variable Insurance Trust (other than termination for cause), a retiring Independent Trustee who has served as Independent Trustee for at least five years shall be paid a lump sum cash payment (the "Retirement Payment"). The Retirement Payment shall be equal to $10,000 for each year that the Trustee has served as an Independent Trustee of the Trust and the Laudus Variable Insurance Trust, including years of service prior to the adoption of the Retirement Plan. However, beginning April 1, 2005, each Independent Trustee is permitted to make a one-time election to have the $10,000 attributable to service for the coming year adjusted up or down at the end of each subsequent year based on the unweighted average performance of Institutional Shares of each Fund of the Trust and Class 2 Shares of the sole series of the Laudus Variable Insurance Trust that is in operation for all of such year. Each Independent Trustee also was given the opportunity to make a one-time election to have previously accrued benefits fluctuate beginning April 1, 2005, based on performance of the Funds as described in the previous sentence. As a result, the amount of the Retirement Payment payable to any Independent Trustee may increase or decrease based upon performance of the Funds. The portion of the total Retirement Payment owed to an Independent Trustee upon his or her retirement that is payable by any Fund will be determined based on the relative net assets of the Funds of the Trust and the sole series of the Laudus Variable Insurance Trust in operation on the date of the Independent Trustee's retirement. The Trust did not pay any pension or retirement benefits for its Trustees.

4. Early Redemption Fee.

For the Funds, certain shares purchased that were redeemed or exchanged in less than 30 days, are assessed a fee of 2% of the current net asset value of the shares. The fee, which is applied to shares redeemed or exchanged in the order in which they are purchased, is retained by the Fund and is intended to limit short-term trading in the Funds, or to the extent short-term trading persists, to impose the costs of that activity on the shareholders who engage in it. Such amounts are included in the proceeds from shares issued on the Statement of Changes in Net Assets. For the period ended March 31, 2006, early redemption fees assessed were as follows:

	Early Redemption Fees
Laudus Rosenberg U.S. Large Capitalization Fund . . .	$ 4,816
Laudus Rosenberg U.S. Large Capitalization Growth Fund	444
Laudus Rosenberg U.S. Large Capitalization Value Fund	—
Laudus Rosenberg U.S. Discovery Fund	36,060
Laudus Rosenberg U.S. Small Capitalization Fund . . .	8,001
Laudus Rosenberg International Equity Fund	700
Laudus Rosenberg International Small Capitalization Fund	73,125
Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund	895
Laudus Rosenberg Global Long/Short Equity Fund . .	1,198
Laudus Rosenberg Value Long/Short Equity Fund . . .	3,866

5. Security Purchases and Sales.

For the period ended March 31, 2006, purchases and sales of securities (excluding short-term securities) were as follows:

	Purchases	Sales
Laudus Rosenberg U.S. Large Capitalization Fund	$ 77,867,475	$ 68,056,911
Laudus Rosenberg U.S. Large Capitalization Growth Fund . .	51,881,282	16,197,159
Laudus Rosenberg U.S. Large Capitalization Value Fund	10,637,075	4,947,021
Laudus Rosenberg U.S. Discovery Fund	1,038,449,993	539,432,207
Laudus Rosenberg U.S. Small Capitalization Fund	854,922,935	1,071,748,348
Laudus Rosenberg International Equity Fund	23,300,339	18,020,600
Laudus Rosenberg International Small Capitalization Fund	1,473,529,216	922,305,292
Laudus Rosenberg U.S. Large/ Mid Capitalization Long/Short Equity Fund	50,283,058	48,221,166
Laudus Rosenberg Global Long/ Short Equity Fund	56,410,642	45,945,634
Laudus Rosenberg Value Long/ Short Equity Fund	283,576,953	212,900,942

6. Line of Credit.

The custodian has established a loan agreement for a maximum amount of 10% of total net assets for the Laudus Rosenberg Value Long/Short Equity Fund for temporary purposes. In addition, the Laudus Rosenberg U.S. Large Capitalization Fund, Laudus Rosenberg U.S. Large Capitalization Growth Fund, U.S. Large Capitalization Value Fund, Laudus Rosenberg U.S. Discovery Fund, Laudus Rosenberg U.S. Small Capitalization Fund, Laudus Rosenberg International Equity Fund, and Laudus Rosenberg International Small Capitalization Fund had access to a committed line of credit up to a maximum of $35,000,000, as established by the Fund's custodian. Interest is calculated based on the market rates at the time of borrowing. A commitment fee of 0.09% per annum will be incurred on the unused portion of the line of credit, which is allocated to the applicable Funds based on net assets. There were no borrowings on the line of credit for the period ended March 31, 2006.

7. Federal Income Taxes.

Reclassifications

Permanent book and tax basis differences will result in reclassifications to capital accounts such as net operating losses, disposition of partnership interests and in kind redemptions. As of March 31, 2006, the following reclassifications have been made to increase/(decrease) such accounts with offsetting adjustments made to capital:

	Accumulated Net Investment Income/(Loss)	Accumulated Net Realized Gains/(Losses) on Investments and Securities Sold Short	Paid In Capital
Laudus Rosenberg U.S. Large Capitalization Fund	—	—	—
Laudus Rosenberg U.S. Large Capitalization Growth Fund	—	—	—
Laudus Rosenberg U.S. Large Capitalization Value Fund	322	(322)	—
Laudus Rosenberg U.S. Discovery Fund	(226,641)	(7,108,994)	7,335,635*
Laudus Rosenberg U.S. Small Capitalization Fund	826,084	—	(826,084)
Laudus Rosenberg International Equity Fund	(28,685)	28,684	1
Laudus Rosenberg International Small Capitalization Fund	1,469,443	(1,469,443)	—
Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund . . .	—	—	—
Laudus Rosenberg Global Long/Short Equity Fund	(159,950)	159,950	—
Laudus Rosenberg Value Long/Short Equity Fund	—	—	—

The tax character of distributions paid during the fiscal year ended March 31, 2006 was as follows:

	Ordinary Income	Long-Term Capital Gains	Return of Capital	Total Distributions Paid
Laudus Rosenberg U.S. Large Capitalization Fund	$ 794,781	$ 3,748,563	$ —	$ 4,543,344
Laudus Rosenberg U.S. Large Capitalization Growth Fund	23,348	—	—	23,348
Laudus Rosenberg U.S. Large Capitalization Value Fund	44,078	322	—	44,400
Laudus Rosenberg U.S. Discovery Fund	—	7,254,221	7,273,884	14,528,105
Laudus Rosenberg U.S. Small Capitalization Fund	2,130,940	155,393,262	—	157,524,202
Laudus Rosenberg International Equity Fund	313,720	—	—	313,720
Laudus Rosenberg International Small Capitalization Fund	27,375,525	27,702,852	—	55,078,377
Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund	386,331	—	—	386,331
Laudus Rosenberg Global Long/Short Equity Fund	270,469	—	—	270,469
Laudus Rosenberg Value Long/Short Equity Fund	1,939,980	—	—	1,939,980

* Reclassification is mainly due to the in-kind redemption during the period. This amount reflects a reclassification of realized gain due to an in-kind redemption and resultant return of capital payment made by the Fund on December 15, 2005.

Financial Statements—Notes to Financial Statements continued

The tax character of distributions paid during the fiscal year ended March 31, 2005 was as follows:

	Ordinary Income	Long-Term Capital Gains	Total Taxable Distributions	Total Distributions Paid
Laudus Rosenberg U.S. Large Capitalization Fund..........	$ 385,330	$ 352,854	$ 738,184	$ 738,184
Laudus Rosenberg U.S. Large Capitalization Growth Fund ..	28,198	—	28,198	28,198
Laudus Rosenberg U.S. Discovery Fund	1,592,905	1,388,597	2,981,502	2,981,502
Laudus Rosenberg U.S. Small Capitalization Fund	2,204,683	144,186,941	146,391,624	146,391,624
Laudus Rosenberg International Equity Fund	90,132	—	90,132	90,132
Laudus Rosenberg International Small Capitalization Fund...	5,709,267	7,138,964	12,848,231	12,848,231
Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund	—	—	—	—
Laudus Rosenberg Global Long/Short Equity Fund	—	—	—	—
Laudus Rosenberg Value Long/Short Equity Fund	—	—	—	—

As of March 31, 2006, the following is the net capital loss carry forward, which is available to offset future realized gains.

	Expires								
	2007	2008	2009	2010	2011	2012	2013	2014	Total
Laudus Rosenberg U.S. Large Capitalization Fund	$—	$ —	$ —	$ —	$ —	$ —	$ —		$ —
Laudus Rosenberg U.S. Large Capitalization Growth Fund ...	—	—	—	148,863	451,611	—	193,612		794,086
Laudus Rosenberg U.S. Large Capitalization Value Fund.....	—	—	—	—	—	—	—		—
Laudus Rosenberg U.S. Discovery Fund	—	—	—	—	—	—	—		—
Laudus Rosenberg U.S. Small Capitalization Fund	—	—	—	—	—	—	—		—
Laudus Rosenberg International Equity Fund	—	—	—	—	63,010	—	—		63,010
Laudus Rosenberg International Small Capitalization Fund.....	—	—	—	—	—	—	—		—
Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund	—	—	—	—	—	1,902,738	385,118		2,287,856
Laudus Rosenberg Global Long/Short Equity Fund	—	—	—	—	—	487,593	177,288		664,881
Laudus Rosenberg Value Long/Short Equity Fund	—	26,836,920	11,040,106	—	—	20,890,232	—		58,767,258

Net capital losses incurred after October 31 and within the taxable year are deemed to arise on the first business day of the Funds' next taxable year. For the year ended March 31, 2006, the Funds deferred to April 1, 2006 post October capital losses of:

	Capital Losses	Currency Losses
Laudus Rosenberg U.S. Large Capitalization Fund	—	—
Laudus Rosenberg U.S. Large Capitalization Growth Fund	—	—
Laudus Rosenberg U.S. Large Capitalization Value Fund	—	—
Laudus Rosenberg U.S. Discovery Fund	—	—
Laudus Rosenberg U.S. Small Capitalization Fund	—	—
Laudus Rosenberg International Equity Fund	—	6,848
Laudus Rosenberg International Small Capitalization Fund	—	367,502
Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund	—	—
Laudus Rosenberg Global Long/Short Equity Fund	—	56,633
Laudus Rosenberg Value Long/Short Equity Fund	5,928,347	—

As of March 31, 2006, the components of distributable earnings/accumulated(losses) on a tax basis were as follows:

	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Accumulated Capital and Other Losses	Unrealized Appreciation
Laudus Rosenberg U.S. Large Capitalization Fund	$ 542,288	$ 2,332,648	$ (4,036)	$ 8,305,979
Laudus Rosenberg U.S. Large Capitalization Growth Fund	30,592	—	(794,910)	3,184,182
Laudus Rosenberg U.S. Large Capitalization Value Fund	248,334	—	(103)	786,416
Laudus Rosenberg U.S. Discovery Fund	—	—	(32,005)	161,891,818
Laudus Rosenberg U.S. Small Capitalization Fund	—	40,310,044	(109,135)	387,273,382
Laudus Rosenberg International Equity Fund	161,184	—	(72,347)	7,925,408
Laudus Rosenberg International Small Capitalization Fund	53,201,925	19,815,981	(423,784)	255,571,245
Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund	173,293	—	(2,289,972)	2,796,263
Laudus Rosenberg Global Long/Short Equity Fund	—	—	(1,002,015)	2,992,598
Laudus Rosenberg Value Long/Short Equity Fund	764,102	—	(64,708,227)	33,755,706

The difference between book basis and tax basis unrealized appreciation/(depreciation) is attributable primarily to: tax deferral of losses on wash sales, the realization for tax purposes of unrealized gains/(losses) on certain derivative instruments, the difference between book and tax amortization methods for premium and market discount, return of capital adjustments from REITs, and unrealized gains/(losses) on investments in passive foreign investment companies.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of Laudus Trust

In our opinion, the accompanying statements of assets and liabilities, including the schedules of portfolio investments and schedules of securities sold short, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Laudus Rosenberg U.S. Large Capitalization Fund, Laudus Rosenberg U.S. Large Capitalization Growth Fund, Laudus Rosenberg U.S. Large Capitalization Value Fund, Laudus Rosenberg U.S. Discovery Fund, Laudus Rosenberg U.S. Small Capitalization Fund, Laudus Rosenberg International Equity Fund, Laudus Rosenberg International Small Capitalization Fund, Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund, Laudus Rosenberg Global Long/Short Equity Fund, and Laudus Rosenberg Value Long/Short Equity Fund (the "Funds") at March 31, 2006, the results of each of their operations for the period then ended, the changes in each of their net assets for each of the periods presented, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at March 31, 2006 by correspondence with the custodians and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, California
May 23, 2006

Other Tax Information (Unaudited)

For corporate shareholders, the following percentage of the total ordinary income dividends paid during the fiscal year ended March 31, 2006, qualify for the corporate dividends received deduction for the following Funds:

	Dividends Received Deduction
Laudus Rosenberg U.S. Large Capitalization Fund	69.68%
Laudus Rosenberg U.S. Large Capitalization Growth Fund	100.00%
Laudus Rosenberg U.S. Large Capitalization Value Fund	40.47%
Laudus Rosenberg U.S. Discovery Fund	—%
Laudus Rosenberg U.S. Small Capitalization Fund	—%
Laudus Rosenberg International Equity Fund	—%
Laudus Rosenberg International Small Capitalization Fund	—%
Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund	62.89%
Laudus Rosenberg Global Long/Short Equity Fund	—%
Laudus Rosenberg Value Long/Short Equity Fund	62.50%

The Laudus Rosenberg International Equity Fund, Laudus Rosenberg International Small Capitalization Fund, and Laudus Rosenberg Global Long/Short Equity Fund may elect to pass on the benefits of the foreign tax credit $60,844, $1,497,153 and $120,378 respectively, to its shareholders for the year ended March 31, 2006.

For the fiscal year March 31, 2006, certain dividends paid by the Funds may be subject to maximum tax rate of 15% as provided by the Jobs and Growth Tax Relief Reconciliation Act of 2003. The Funds intend to designate the maximum allowable as taxed at a maximum rate of 15%. Complete information will be reported in conjunction with your 2006 Form 1099-DIV.

For the year ended March 31, 2006, the Funds designate the following percentage of qualified dividend income:

	Qualified Dividend Income
Laudus Rosenberg U.S. Large Capitalization Fund	66.01%
Laudus Rosenberg U.S. Large Capitalization Growth Fund	100.00%
Laudus Rosenberg U.S. Large Capitalization Value Fund	40.53%
Laudus Rosenberg U.S. Discovery Fund	100.00%
Laudus Rosenberg U.S. Small Capitalization Fund	—%
Laudus Rosenberg International Equity Fund	100.00%
Laudus Rosenberg International Small Capitalization Fund	24.41%
Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund	63.68%
Laudus Rosenberg Global Long/Short Equity Fund	100.00%
Laudus Rosenberg Value Long/Short Equity Fund	71.68%

Approvals of Investment Advisory and Sub-Advisory Agreements

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreements must be specifically approved (1) by the vote of the Trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the Trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's Trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreements. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreements between Laudus Trust (the "Trust") and CSIM, and the sub-advisory agreement among the Trust, CSIM and AXA Rosenberg Investment Management LLC (such investment advisory and sub-advisory agreement, collectively, the "Agreements") with respect to existing funds in the Trust operating as of December 31 of the previous year. The Trustees also review certain other agreements pursuant to which CSIM provides investment advisory services and AXA Rosenberg provides sub-advisory services to the Laudus Variable Insurance Trust. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM and AXA Rosenberg, including information about their affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The Trustees also receive memoranda from counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from their counsel, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM and AXA Rosenberg, as appropriate.

During the report period, at the September 19, 2005 meeting of the Board, the Trustees, including a majority of the Independent Trustees, approved the renewal of the Agreements for an additional one year period. As a new fund, the Laudus Rosenberg International Discovery Fund (the "Fund") was not included in the Board's consideration of the renewal of the Agreements at the September 19, 2005 meeting. Rather, at the March 16, 2006 meeting of the Board, the Trustees, including a majority of the Independent Trustees, approved the creation of the Fund and approved the Agreements appointing CSIM as investment adviser and AXA Rosenberg as sub-adviser to the Fund. This approval was based on consideration and evaluation of the information and material provided to the Board and a variety of specific factors discussed at that meeting and at prior meetings, including:

(1) the nature, extent and quality of the services to be provided to the Fund under the Agreements, including the resources of CSIM and its affiliates, and AXA Rosenberg, to be dedicated to the Fund;

(2) AXA Rosenberg's investment performance with respect to other funds using related investment techniques and how it compared to that of certain other comparable mutual funds;

(3) the Fund's anticipated expenses and how those expenses compared to those of certain other comparable mutual funds;

(4) the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to other funds, including both direct and indirect benefits accruing to CSIM and its affiliates, as well as the profitability of AXA Rosenberg; and

(5) the extent to which economies of scale might be realized as the Fund grows, and whether fee levels relating to the Fund in the Agreements reflect those economies of scale for the benefit of the Fund's investors.

Nature, Extent and Quality of Services. At prior meetings, the Board has extensively considered the nature, extent and quality of the services provided by CSIM to the Laudus Funds and the resources of CSIM and its affiliates dedicated to such funds. In this regard, the Trustees have evaluated, among other things, CSIM's personnel, experience, performance history of various products, and compliance program. The Trustees have also considered Schwab's excellent reputation in connection with the OneSource mutual fund offering and its overall financial condition, and how this affects the success of such funds. The Board has also considered the nature, extent and quality of the sub-advisory services provided by AXA Rosenberg to such funds and the resources it dedicates to such funds. At the March 16, 2006 meeting, the Board considered how these factors could apply to the Fund under the terms of the Agreements. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM and AXA Rosenberg to the Fund and the resources of CSIM and its affiliates dedicated to the Fund supported approval of the Agreements with respect to the Fund.

Fund Performance. At prior meetings, the Board has considered performance of the existing Laudus Funds using related investment techniques in determining whether to renew the Agreements with respect to such funds. Specifically, the Trustees have considered each existing fund's performance relative to its peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the Trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each existing Laudus Fund, the Trustees have considered both risk and shareholder risk expectations for such fund and whether, irrespective of relative performance, the Sub-Adviser's absolute performance was consistent with expectations for its unique quantitative investment methodology. At the March 16, 2006 meeting, the Board also considered how these factors could apply to the Fund under the terms of the Agreements. Following such evaluation, the Board concluded, within the context of its full deliberations, that the performance of the existing Laudus Funds using related investment techniques and performance of CSIM and AXA Rosenberg supported approval of the Agreements with respect to the Fund.

Fund Expenses. At the March 16, 2006 meeting, with respect to the Fund's expenses, the Trustees considered the rate of compensation with respect to the Fund called for by the Agreements, and the Fund's net operating expense ratio in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The Trustees also considered information about average expense ratios of comparable mutual funds in the Fund's expected peer group. Finally, the Trustees considered the effects of CSIM's voluntary waiver of management fees to prevent total fund expenses from exceeding a specified cap for at least one year and that CSIM, through the waiver, will maintain the Fund's net operating expenses at competitive levels for its distribution channels. Following such evaluation, the Board concluded, within the context of its full deliberations, that the expenses of the Fund are reasonable and supported approval of the Agreements with respect to the Fund.

Profitability. With regard to profitability, at prior meetings the Trustees have considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In determining profitability, the Trustees have reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The Trustees have also considered any other benefits derived by CSIM and AXA Rosenberg from its relationship with the existing Laudus Funds, such as whether, by virtue of its management of such funds, CSIM or AXA Rosenberg obtains investment information or other research resources that aid it in providing advisory services to other clients. With respect to CSIM and AXA Rosenberg, and their respective affiliates, the Trustees considered whether the varied levels of compensation and profitability under the Agreements and other service agreements were reasonable and justified in light of the quality of all services rendered to each existing fund. The Board also considered the profitability of AXA Rosenberg with respect to the sub-advisory services it provides to the existing Laudus Funds, although it also considered that AXA Rosenberg is compensated by CSIM, and not by such funds directly, and such compensation reflects arms-length negotiation between the parties. At the March 16, 2006 meeting, the Board considered how these factors could apply to the Fund. However, because the Fund had no operating history at the time of the Board's deliberations, the Board did not reach a specific conclusion with respect to the profitability of CSIM and AXA Rosenberg under the Agreements with respect to the Fund.

Economies of Scale.   The Trustees considered the possible existence of any economies of scale and whether those will be passed along to the Fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM. In this regard, and consistent with their consideration of the Fund's expenses, the Trustees considered that CSIM historically has committed, and in the future may commit, resources to minimize the effects on shareholders of diseconomies of scale during periods when the Fund's assets are relatively small through their contractual expense waivers. The Trustees noted that such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The Trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the Fund should obtain reasonable benefit from economies of scale.

In the course of their deliberations, the Trustees did not identify any particular information or factor that was all-important or controlling. Based on the Trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the Agreements and concluded that the compensation with respect to the Fund under the Agreements is fair and reasonable in light of such services and expenses and such other matters as the Trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

Independent Trustees

Name, Address[1] and Year of Birth (Term of Office[2] and Length of Time Served)	Principal Occupation(s) and Other Directorships and Affiliations	Number of Portfolios in Fund Complex Overseen[3]
Mariann Byerwalter 1960 (since 1/04)	Chairman of JDN Corporate Advisory LLC. From 1996 to 2001, Vice President for Business Affairs and Chief Financial Officer of Stanford University, and in 2001, Special Advisor to the President of Stanford University. Board 1 — Trustee of the Laudus Trust, Laudus Variable Insurance Trust, The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust and Schwab Annuity Portfolios, each a registered investment company that is part of the same mutual fund complex as the Trusts (together referred to as the ''Schwab Mutual Fund Complex''). Schwab and/or its affiliates act as the investment adviser to each portfolio in the Schwab Mutual Fund Complex. Board 2 — Director, Redwood Trust, Inc. (mortgage finance). Board 3 — Director, PMI Group, Inc. (mortgage insurance).	68[3]
William A. Hasler 1941 (since 1/04)	Retired. Dean Emeritus, Haas School of Business, University of California, Berkeley. Until February 2004, Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). Board 1 — Trustee of the Laudus Trust, Laudus Variable Insurance Trust, The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust and Schwab Annuity Portfolios, each a registered investment company that is part of the same mutual fund complex as the Trusts (together referred to as the ''Schwab Mutual Fund Complex''). Schwab and/or its affiliates act as the investment adviser to each portfolio in the Schwab Mutual Fund Complex. Board 2 — Director, Aphton Corp. (bio-pharmaceuticals). Board 3 — Director, Mission West Properties (commercial real estate). Board 4 — Director, TOUSA (home building). Board 5 — Director, Stratex Networks (network equipment). Board 6 — Director, Genitope Corp. (bio-pharmaceuticals). Board 7 — Director & Non-Executive Chairman, Solectron Corp. (manufacturing). Board 8 — Director, Ditech Communications Corp. (voice communications technology).	68[3]
Nils H. Hakansson 1937 (since 3/90)	Retired. Sylvan C. Coleman Professor of Finance and Accounting Emeritus, Haas School of Business, University of California Berkeley, since 2003. From July 1969 to January 2003, Professor of Finance and Accounting, Haas School of Business, University of California, Berkeley (higher education). Board 1 — Trustee of the Laudus Trust and Laudus Variable Insurance Trust, each a registered investment company that is part of the Schwab Mutual Fund Complex, which also includes the Trusts. Schwab and/or its affiliates act as the investment adviser to each portfolio in the Schwab Mutual Fund Complex.	11[4]

1 The mailing address of each of the Trustees is 101 Montgomery Street, San Francisco, CA 94104.
2 There is no stated term of office for the Trustees of the Trusts.
3 This includes 57 Schwab Funds, 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, all of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.
4 This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

The Statement of Additional Information includes additional information about Trustees and Officers and is available, without charge, upon written request, or by calling toll-free 1.866.452.8387.

Trustees and Officers continued

Officers of Trusts

Name, Address[1] and Year of Birth (Term of Office[2] and Length of Time Served)	Position with the Trust	Principal Occupation(s) and Other Directorships and Affiliations
Evelyn Dilsaver, 1955 (9/05-present)	President and Chief Executive Officer	President, Chief Executive Officer, and Director, Charles Schwab Investment Management, Inc.; President and Chief Executive Officer, Schwab Funds; Executive Vice President, Charles Schwab & Co., Inc. From June 2003 to July 2004, Senior Vice President, Asset Management Products and Services, Charles Schwab & Co., Inc. Prior to June 2003, Executive Vice President, Chief Financial Officer, and Chief Administrative Officer, U.S. Trust, a subsidiary of The Charles Schwab Corporation.
Daniel Kern, 1961 (3/05-present)	Chief Financial Officer, Treasurer and Vice President	Vice President, Investment Operations, Charles Schwab Investment Management, Inc.; Assistant Treasurer, Schwab Funds. Until September 2005, Assistant Treasurer, Laudus Trust and Laudus Variable Insurance Trust. Until December 2004, Vice President, Internal Audit, Charles Schwab Corporation. Prior to January 2003, Managing Director and Principal, Montgomery Asset Management.
Jeffrey Mortimer, 1963 (6/04-present)	Vice President and Chief Investment Officer	Senior Vice President and Chief Investment Officer – Equities, Charles Schwab Investment Management, Inc. and Schwab Funds. Prior to 2004, Vice President and Sr. Portfolio Manager, Charles Schwab Investment Management, Inc.
Alison Baur, 1964 (1/04-present)	Chief Legal Officer	Vice President and Associate General Counsel, Charles Schwab & Co., Inc. Until 2003, Senior Corporate Counsel, Charles Schwab & Co., Inc. From 2001-2004, Chief Legal Officer & Secretary, Excelsior Funds; Chief Legal Officer, Excelsior Directional Hedge Fund and Excelsior Private Equity Funds.
Randall Fillmore, 1960 (9/04-present)	Chief Compliance Officer	Senior Vice President and Chief Compliance Officer, Charles Schwab Investment Management, Inc; Senior Vice President, Charles Schwab & Co., Inc.; Chief Compliance Officer, Schwab Funds. From 2002 to 2003, Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. From 2000 to 2002, Vice President, Internal Audit, Charles Schwab & Co., Inc.
Bill Thomas, 1962 (6/04-present)	Vice President	Senior Vice President, Distribution, Charles Schwab Investment Management, Inc.
Michael Haydel, 1972 (6/05-present)	Vice President and AML Officer	Vice President, Asset Management Client Services, Charles Schwab & Co., Inc. Until March 2004, Director, Charles Schwab & Co., Inc.
Alice Schulman, 1950 (1/04-present)	Clerk	Vice President & Assistant Secretary, Charles Schwab Investment Management, Inc.; Assistant Secretary, Schwab Funds and The Charles Schwab Bank, N.A. Until 2003, Director — Project Management, Charles Schwab Investment Management, Inc.

[1]   The mailing address of each of the officers is 101 Montgomery Street, San Francisco, CA 94104.

[2]   There is no stated term of office for the officers of the Trusts.

The Statement of Additional Information includes additional information about Trustees and Officers and is available, without charge, upon written request, or by calling toll-free 1.866.452.8387.

Definitions, Terms and Other Information

90 Day T-bill is a short-term discounted, government debt instrument of 90 days or less, issued in $10,000 denominations that pay its face value at maturity. The government issues Treasury bills weekly.

Alpha is a measure of a fund's risk-adjusted return. Alpha can be used to directly measure the value added or subtracted by a fund's manager. It is calculated by measuring the difference between a fund's actual returns and its expected performance given its level of market risk as measured by beta.

Beta is a measure of the volatility of a stock relative to the overall market. A beta of less than one indicates lower historical risk than the market; a beta of more than one indicates higher historical risk than the market.

Dividend Yield Risk measures the trailing 12 month dividend divided by current market price of the primary security of each company and is expressed in number of standard deviations from market mean. A higher reading on Yield in general means higher annual dividend yield based on current price relative to market.

GDP, or Gross Domestic Product, is the market value of the goods and services produced by labor and property in the United States.

The Standard & Poor's 500® (S&P 500) Index is an unmanaged index measuring large-cap U.S. stock market performance, and includes a representative sample of leading companies in leading industries.

The Russell 1000® Growth Index measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values.

The Russell 1000® Value Index measures the performance of those Russell 1000 companies with lower valuation ratios such as price-to-book and price-to-earnings ratios.

The Russell 2000® Index measures the performance of the 2,000 smallest companies in the Russell 3000® Index, and represents approximately 8% of the total market capitalization of the Russell 3000® Index.

The Russell 2500™ Index measures the performance of the 2,500 smallest companies in the Russell 3000® Index, and represents approximately 16% of the total market capitalization of the Russell 3000® Index.

Price to earnings ratio is the price of a stock divided by its historical earnings per share.

Price to book ratio compares the stock's market value to the value of the total assets less the total liabilities.

Price to cash flow ratio is the price of a stock dividend by its reported cash flow per share.

Relative strength is the rate that a stock falls relative to other stocks in a falling market or rises relative to other stocks in a rising market.

Return on equity represents the amount earned on a company's common stock investment for a given period, calculated by dividing common stock equity into net income for the period after preferred stock dividends but before common stock dividends.

Trading Activity is one of several risk factors commonly used to attribute a portfolio's return relative to its benchmark. Specifically, trading activity measures a stock's trailing 12 month trading volume relative to its total shares outstanding. It measures how actively traded a stock has been in the last 12 months.

Proxy Voting

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities is available without charge, upon request by visiting www.laudus.com, the Securities and Exchange Commission's website at www.sec.gov, or by contacting Laudus Funds at 866.452.8387.

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available without charge, upon request by visiting www.laudus.com, or the Securities and Exchange Commission's website at www.sec.gov.

Quarterly Disclosure of Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The information filed on a fund's most recent Form N-Q is also available at www.laudus.com.



Manager
Charles Schwab Investment Management, Inc.
101 Montgomery Street
San Francisco, California 94104

Shareholder Services
1.866.452.8387 Investment Professionals
1.800.447.3332 Individual Investors

www.laudus.com

This report is for the information of the shareholders of the Laudus Trust.
Its use in connection with any offering of the Trust's shares is authorized only in case of concurrent or prior
delivery of the current prospectus.

REG 34765-03